UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

November 16, 2021

ALPHA CAPITAL ACQUISITION COMPANY

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-40080	98-1574856
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1230 Avenue of the Americas, Fl. 16 New York, New York	10020
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +1 732-838-4533

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	ASPC	Nasdaq Capital Market
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	ASPCW	Nasdaq Capital Market
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	ASPCU	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

The Business Combination Agreement

On November 16, 2021, Alpha Capital Acquisition Company (“SPAC”) entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among Alpha Capital Holdco Company, an exempted company incorporated with limited liability in the Cayman Islands (“New PubCo”), Alpha Merger Sub I Company, an exempted company incorporated with limited liability in the Cayman Islands and a direct, wholly owned subsidiary of New PubCo (“First Merger Sub”), Alpha Merger Sub II Company, an exempted company incorporated with limited liability in the Cayman Islands and a direct, wholly owned subsidiary of New PubCo (“Second Merger Sub” and, together with First Merger Sub, the “SPAC Merger Subs”), Alpha Merger Sub III Company, an exempted company incorporated with limited liability in the Cayman Islands and a direct, wholly owned subsidiary of New PubCo (“Third Merger Sub” and, together with SPAC Merger Subs, the “Merger Subs”), Semantix Tecnologia em Sistema de Informação S.A., a sociedade anônima organized under the laws of Brazil (the “Company”), and SPAC, an exempted company incorporated with limited liability in the Cayman Islands. Each of New PubCo, the Merger Subs, the Company and SPAC will individually be referred to herein as a “Party” and, collectively, as the “Parties.”

Pursuant to the Business Combination Agreement, the Parties have agreed that, on the terms and subject to the conditions set forth in the Business Combination Agreement, (i) prior to the Closing (as defined in the Business Combination Agreement), the Company shareholders will contribute their shares of the Company into a newly incorporated entity in the Cayman Islands (“Newco”) in exchange for ordinary shares of Newco (“Newco Ordinary Shares”) and (ii) on the Closing Date (as defined in the Business Combination Agreement), substantially concurrently with and immediately after the closing of the PIPE Investment (as defined below), (A) First Merger Sub shall be merged with and into SPAC (the “First Merger”), with SPAC surviving as a direct wholly owned subsidiary of New PubCo, (B) immediately following the First Merger, SPAC, as successor in the First Merger, shall be merged with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “SPAC Mergers”), with Second Merger Sub surviving as a direct wholly owned subsidiary of New PubCo, and (C) as soon as practicable following the Second Merger, Third Merger Sub shall be merged with and into Newco (the “Newco Merger” and, together with the SPAC Merger, the “Mergers”) with Newco surviving as a direct wholly owned subsidiary of New PubCo.

As a result of the Newco Merger, among other things, (i) each outstanding Newco Ordinary Share will be cancelled in exchange for the right to receive the Per Share Merger Consideration Value (as defined below), (ii) each Vested Company Option (as defined in the Business Combination Agreement) will be automatically deemed to have been exercised in full immediately prior to the Newco Merger for New Pubco Ordinary Shares (as defined in the Business Combination Agreement) as determined by the Exchange Ratio (as defined in the Business Combination Agreement), and (iii) each Unvested Company Option (as defined in the Business Combination Agreement) will become a Converted Option (as defined in the Business Combination Agreement) to acquire an amount of New Pubco Ordinary Shares as determined by the Exchange Ratio (as defined in the Business Combination Agreement) on substantially the same terms and conditions applicable to such Unvested Company Option prior to the closing of the Newco Merger.

The Per Share Merger Consideration Value shall be delivered in newly issued New Pubco Ordinary Shares based on a $10.00 per share price, based on the Exchange Ratio (as defined in the Business Combination Agreement). In addition, certain of the Company’s existing stockholders (the “Earn-Out Participants”) will be issued up to an additional 2,500,000 newly issued New PubCo Ordinary Shares (the “Earn-Out Shares”), (i) if at any time during the 5 year period following the Closing Date (the end of such period, the “First Release Date”) the closing share price of the New PubCo Ordinary Shares is greater than or equal to $12.50 over any 20 Trading Days (as defined in the Business Combination Agreement) within any consecutive 30 Trading Day period, 50% of the Earn-Out Shares shall be issued; and (ii) if at any time during the 5 year period following the Closing Date (the end of such period, the “Second Release Date”) the closing share price of the New PubCo Ordinary Shares is greater than or equal to $15.00 over any 20 Trading Days within any consecutive 30 Trading Day period, the remaining 50% of the Earn-Out Shares shall be issued. The “Per Share Merger Consideration Value” has the meaning ascribed to it in the Business Combination Agreement.

Pursuant to the SPAC Mergers, (i) each share of SPAC Preferred Stock, SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares (collectively, the “SPAC Shares”), other than SPAC Shares that are owned by SPAC, First Merger Sub or any wholly owned subsidiary of SPAC, will be exchanged for one New Pubco Ordinary Share, and (ii) each SPAC Warrant will become a New Pubco Warrant to acquire one New Pubco Ordinary Share on the same terms and conditions.

The Business Combination Agreement, the SPAC Mergers and the Transaction Agreements (as defined in the Business Combination Agreement) have been unanimously approved by SPAC’s board of directors (the “Board”) and the Board has unanimously determined to recommend that the shareholders of SPAC vote to approve the SPAC Shareholder Matters (as defined in the Business Combination Agreement) and such other actions as contemplated by the Business Combination Agreement.

Representations and Warranties

The Business Combination Agreement contains representations and warranties that are customary for transactions of this nature, including with respect to, among other things: corporate matters, including organization, existence and standing; authority and binding effect relative to execution and delivery of the Business Combination Agreement and other ancillary agreements; no conflict; governmental approvals and financial statements.

Covenants

The Business Combination Agreement includes customary covenants of the Parties with respect to operation of their respective businesses prior to the consummation of the Mergers. The Business Combination Agreement contains additional covenants of the Parties, including, among others: (i) covenants providing that the parties cooperate with respect to the proxy statement to be filed with the SEC in connection with the Business Combination Agreement (and any amendments and supplements), (ii) covenant of SPAC to convene a meeting of SPAC’s shareholders and to solicit proxies from its shareholders in favor of the approval of the Business Combination Agreement and the SPAC Shareholder Matters (as defined in the Business Combination Agreement), (iii) a covenant providing that the parties shall take further actions as may be necessary, proper or advisable to consummate and make effective the Mergers, (iv) a covenant of New PubCo and the Company to obtain any required consents or approvals pursuant to any applicable antitrust laws or other applicable legal requirements, (v) covenants maintaining confidentiality and public announcements and other communications regarding the Business Combination Agreement and the transactions and other documents contemplated thereby and related matters, (vi) a covenant of the Company and its subsidiaries not to engage in any transactions involving the securities of SPAC prior to public announcement of the material terms of the transactions, and (vii) covenants providing that the parties will not solicit, initiate, enter into or continue discussions, negotiations or transactions with respect to any other similar business combination transaction.

Conditions to the Consummation of the Transaction

Consummation of the transactions contemplated by the Business Combination Agreement is subject to customary closing conditions, including approval by SPAC’s and the Company’s shareholders. The Business Combination Agreement also contains other conditions, including, among others: (i) SPAC having at least $5,000,001 of net tangible assets following the exercise by the holders of the SPAC’s Class A Ordinary Shares issued in SPAC’s initial public offering of securities and outstanding immediately before the First Effective Time of their right to redeem their SPAC Class A Ordinary Shares in accordance with SPAC’s governing documents, (ii) the absence of any applicable Legal Requirement prohibiting or enjoining the consummation of the transactions, (iii) the receipt of approval for the New PubCo Ordinary Shares to be listed on Nasdaq or another public stock market or exchange in the United States, subject to the official notice of issuance thereof and the requirement to have a sufficient number of round lot holders, and (iv) the absence of any material adverse effect. In addition, the Company’s obligations to consummate the Closing is subject to the condition that SPAC shall have at least $85,000,000 in cash and cash equivalents after giving effect to the Closing (taking into account, among other things, the exercise by the holders of the SPAC’s Class A Ordinary Shares issued in SPAC’s initial public offering of securities and outstanding immediately before the First Effective Time of their right to redeem their SPAC Class A Ordinary Shares in accordance with SPAC’s governing documents).

Termination

The Business Combination Agreement may be terminated at any time prior to the consummation of the Mergers by mutual written consent of SPAC and the Company and in certain other circumstances, including, but not limited to if: (i) the Closing has not occurred by the date that is nine months following the execution of the Business Combination Agreement, (ii) a governmental entity shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions, and such order or other action has become final and non-appealable or (iii) the SPAC Mergers and SPAC Shareholder Matters (as defined in the Business Combination Agreement) are not approved by SPAC’s shareholders at the duly convened meeting of SPAC’s shareholders. SPAC may also terminate the Business Combination Agreement if (x) the approval of the Company’s shareholders is not delivered to SPAC within 8 hours of signing the Business Combination Agreement, (y) the Exchange Agreement (as defined below) is not executed and delivered by all of the Company’s stockholders within 8 hours of signing the Business Combination Agreement or (z) the Company has not delivered by March 31, 2022: (i) the audited consolidated balance sheets of the Company as of December 31, 2020 and 2019, and the related consolidated statements of income (loss), changes in shareholders’ equity and cash flows of the Company for the fiscal years then ended, audited in accordance with applicable Public Company Accounting Oversight Board (“PCAOB”) auditing standards and (ii) the audited consolidated balance sheet of the Company and the Company Subsidiaries (as defined in the Business Combination Agreement) as of December 31, 2021, and the related consolidated statements of income (loss), changes in shareholders’ equity and cash flows of the Company and the Company Subsidiaries for the fiscal year then ended, audited in accordance with applicable PCAOB auditing standards.

A copy of the Business Combination Agreement is filed as Exhibit 2.1 to this Current Report on Form 8-K and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been provided to investors with information regarding its terms. It is not intended to provide any other factual information about SPAC or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to SPAC’s investors and security holders. SPAC investors and security holders are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in the SPAC’s public disclosures.

Related Agreements

Voting and Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, New PubCo, SPAC, the Company and certain of the Company’s shareholders have entered into a voting and support agreement (the “Voting and Support Agreement”), pursuant to which, prior to the First Effective Time (and conditioned upon the occurrence of the First Effective Time), such Company shareholders will, among other things, vote to approve the Third Merger and such other actions as contemplated in the Business Combination Agreement for which the approval of the Company Shareholders is required.

The form of Voting and Support Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K and the foregoing description of the form of Voting and Support Agreement is qualified in its entirety by reference thereto.

Lock-up Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, New PubCo, SPAC and the Company Shareholders have entered into a lock-up agreement (the “Lock-up Agreement”), pursuant to which, the Company Shareholders agreed, among other things, agreed to transfer restrictions on the New PubCo Class A Ordinary Shares (as defined in the Business Combination Agreement) issued to such Company Shareholder for a period of six months following the Closing Date.

The form of Lock-up Agreement is filed as Exhibit 10.2 to this Current Report on Form 8-K and the foregoing description of the form of Lock-up Agreement is qualified in its entirety by reference thereto.

PIPE Subscription Agreements

Concurrently with the execution and delivery of the Business Combination Agreement, certain investors (the “PIPE Investors”) have entered into share subscription agreements (each, a “PIPE Subscription Agreement”) pursuant to which the PIPE Investors have committed (the “PIPE Investment”) to subscribe for and purchase for an aggregate purchase price of $93,645,000, 9,364,500 shares of SPAC (at $10.00 per share).

The form of PIPE Subscription Agreement is filed as Exhibit 10.3 to this Current Report on Form 8-K and the foregoing description of the form of PIPE Subscription Agreement is qualified in its entirety by reference thereto.

Non-Redemption Agreement

Concurrently with the execution and delivery of the Business Combination Agreement and the Subscription Agreements (as defined in the Business Combination Agreement), and as an inducement to SPAC’s and the Company’s willingness to enter into the Business Combination Agreement, certain shareholders of the SPAC owning, in the aggregate, 2,300,000 of the outstanding Class A Ordinary Shares of SPAC have entered into non-redemption agreements with SPAC, under which, among other things, such SPAC shareholders have agreed to vote in favor of transactions contemplated in the Business Combination Agreement for which the approval of the SPAC Shareholders is required and agreed not to redeem or exercise any right to redeem any Class A Ordinary Shares of SPAC that such SPAC shareholders hold of record or beneficially.

The form of Non-Redemption Agreement is filed as Exhibit 10.4 to this Current Report on Form 8-K and the foregoing description of the form of Non-Redemption Agreement is qualified in its entirety by reference thereto.

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, Alpha Capital Sponsor LLC (the “Sponsor”) entered into a letter agreement (the “Sponsor Letter Agreement”) with SPAC and the Company pursuant to which the Sponsor agreed to vote all of their respective Class B ordinary shares, par value $0.0001 per share, of SPAC (the “Founder Shares”) in favor of the Business Combination and related transactions and to take certain other actions in support of the Business Combination Agreement and related transactions.

The Sponsor also agreed that 862,500 of the Founder Shares of the Sponsor will be deemed to be “Vesting Founder Shares.” The Sponsor agreed that the Vesting Founder Shares shall be subject to vesting and that (i) 50% of the Vesting Founder Shares will vest if at any time during the 5 year period following the Closing Date the closing share price of the New PubCo Ordinary Shares is greater than or equal to $12.50 over any 20 Trading Days (as defined in the Business Combination Agreement) within any consecutive 30 Trading Day period and (ii) the remaining 50% of the Vesting Founder Shares will vest if at any time during the 5 year period following the Closing Date the closing share price of the New PubCo Ordinary Shares is greater than or equal to $15.00 over any 20 Trading Days within any consecutive 30 Trading Day period, subject to the terms of the Sponsor Letter Agreement. The Sponsor also waived certain anti-dilution protections to which they would otherwise be entitled in connection with the Business Combination.

The form of Sponsor Letter Agreement is filed as Exhibit 10.5 to this Current Report on Form 8-K and the foregoing description of the form of Sponsor Letter Agreement is qualified in its entirety by reference thereto.

Shareholders Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, New PubCo, Sponsor and certain shareholders of the Company have entered into a shareholders agreement (the “Shareholders Agreement”), pursuant to which, among other things, at the Third Effective Time (as defined in the Business Combination Agreement), New PubCo’s board of directors will consist of seven directors, and four directors will be designated by the Founders, one director will be designated by Crescera (as defined in the Shareholders Agreement), one director will be designated by Inovabra (as defined in the Shareholders Agreement), and one director will be designated by the Sponsor. As of the Third Effective Time, the directors shall be divided into three staggered classes designated as Class I, Class II and Class III.

The form of Shareholders Agreement is filed as Exhibit 10.6 to this Current Report on Form 8-K and the foregoing description of the form of Shareholders Agreement is qualified in its entirety by reference thereto.

Exchange Agreement

On November 17, 2021, New PubCo, SPAC, the Company, the Company Shareholders (as defined in the Business Combination Agreement) and the Company Optionholders (as defined in the Business Combination Agreement) entered into an exchange agreement (the “Exchange Agreement”), pursuant to which, prior to the First Effective Time (and conditioned upon the Closing), the Company Shareholders will, among other things, exchange with Newco all of the issued and outstanding equity of the Company for newly issued Newco Shares (the “Pre-Closing Exchange”) and, after giving effect to the Pre-Closing Exchange, the Company will become a wholly owned subsidiary of Newco.

The form of Exchange Agreement is filed as Exhibit 10.7 to this Current Report on Form 8-K and the foregoing description of the Form of Exchange Agreement is qualified in its entirety by reference thereto.

A&R Registration Rights Agreement

At the consummation of the Business Combination Agreement, New PubCo, the Sponsor and certain persons named therein shall enter into an amended and restated registration rights agreement (the “A&R Registration Rights Agreement”), pursuant to which that certain Registration Rights Agreement, dated as of February 18, 2021, shall be amended and restated in its entirety, as of the Closing (as defined in the Business Combination Agreement. As a result, the holders of registrable securities will be able to make a written demand for registration under the Securities Act of 1933, as amended (the “Securities Act”) of all or a portion of their registrable securities, subject to certain limitations so long as such demand includes a number of registrable securities with a total offering price in excess of $30 million. Any such demand may be in the form of an underwritten offering, it being understood that, subject to certain exceptions, the New Pubco shall not be required to conduct more than two underwritten offerings in any 12-month period. In addition, the holders of registrable securities will have “piggy-back” registration rights to include their securities in other registration statements filed by New Pubco subsequent to the Closing. New Pubco has also agreed to file within 30 days of the Closing a resale shelf registration statement covering the resale of all registrable securities.

The form of A&R Registration Rights Agreement is filed as Exhibit 10.8 to this Current Report on Form 8-K and the foregoing description of the form of A&R Registration Rights Agreement is qualified in its entirety by reference thereto.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the issuance of Class A ordinary shares of SPAC to PIPE Investors is incorporated by reference herein. The Class A ordinary shares issuable to PIPE Investors in connection with the transactions contemplated by the Business Combination Agreement will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01 Regulation FD Disclosure.

The information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filing of SPAC under Securities Act or the Exchange Act, regardless of any general incorporation language in such filings.

On November 17, 2021, SPAC and the Company issued a joint press release announcing the execution of the Business Combination Agreement and the transactions contemplated thereby. The press release is furnished as Exhibit 99.1 to this Current Report.

An Investor Presentation for use by SPAC with certain of its shareholders and other persons with respect to the Transactions is furnished as Exhibit 99.2 to this Current Report.

Additional Information about the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of SPAC for their consideration. SPAC intends to file a registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to SPAC’s shareholders in connection with SPAC’s solicitation for proxies for the vote by SPAC’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, SPAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. SPAC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with SPAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about SPAC, the Company and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by SPAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to: Alpha Capital Acquisition Company, 1230 Avenue of the Americas, Fl. 16, New York, New York 10020.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

SPAC, the Company and certain of their respective directors, executive officers and other members of management, employees and consultants may, under SEC rules, be deemed to be participants in the solicitations of proxies from SPAC’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of SPAC’s shareholders in connection with the proposed business combination will be set forth in SPAC’s proxy statement / prospectus when it is filed with the SEC. You can find more information about SPAC’s directors and executive officers in SPAC’s final prospectus that forms a part of SPAC’s Registration Statement on Form S-1 (Reg No. 333-252596), filed with the SEC pursuant to Rule 424(b)(4) on February 18, 2021 (the “Prospectus”). Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This communication relates to a potential financing through a private placement of common stock of a newly formed holding company to be issued in connection with the transaction. This communication shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and expectations related to the terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of the Company’s and SPAC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company and SPAC. These forward-looking statements are subject to a number of risks and uncertainties, including those factors discussed in the Prospectus under the heading “Risk Factors,” and other documents of SPAC filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither SPAC nor the Company presently know or that SPAC nor the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect SPAC’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this press release. SPAC and the Company anticipate that subsequent events and developments will cause SPAC’s or the Company’s assessments to change. However, while SPAC and the SPAC may elect to update these forward-looking statements at some point in the future, SPAC and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing SPAC’s or the Company’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Business Combination Agreement, dated as of November 16, 2021, by and among New PubCo, First Merger Sub, Second Merger Sub, Third Merger Sub, the Company and SPAC*

10.1	Form of Voting and Support Agreement*

10.2	Form of Lock-up Agreement*

10.3	Form of PIPE Subscription Agreement

10.4	Form of Non-Redemption Agreement

10.5	Form of Sponsor Letter Agreement

10.6	Form of Shareholders Agreement

10.7	Form of Exchange Agreement*

10.8	Form of A&R Registration Rights Agreement

99.1	Joint Press Release, dated as of November 17, 2021

99.2	Investor Presentation

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Certain exhibits and schedules to these exhibits have been omitted in accordance with Item 601(b)(2) of Regulation S-K. SPAC agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 17, 2021

ALPHA CAPITAL ACQUISITION COMPANY

By:	/s/ Alec Oxenford
Alec Oxenford
Chief Executive Officer and Chairman

Exhibit 2.1

EXECUTION VERSION

BUSINESS COMBINATION AGREEMENT

by and among

ALPHA CAPITAL HOLDCO COMPANY,

ALPHA MERGER SUB I COMPANY,

ALPHA MERGER SUB II COMPANY,

ALPHA MERGER SUB III COMPANY,

SEMANTIX TECNOLOGIA EM SISTEMA DE INFORMAÇÃO S.A.

and

ALPHA CAPITAL ACQUISITION COMPANY

dated as of November 16, 2021

i

4.15.	Environmental Matters	46
4.16.	Brokers; Third Party Expenses	47
4.17.	Intellectual Property	47
4.18.	Privacy	51
4.19.	Agreements, Contracts and Commitments	52
4.20.	Insurance	54
4.21.	Interested Party Transactions	54
4.22.	Information Supplied	55
4.23.	Anti-Bribery; Anti-Corruption	55
4.24.	International Trade; Sanctions	56
4.25.	Customers and Suppliers	56
4.26.	Board Approval; Vote Required	57
4.27.	Disclaimer of Other Warranties	57

ARTICLE V REPRESENTATIONS AND WARRANTIES OF SPAC, NEW PUBCO, FIRST MERGER SUB, SECOND MERGER SUB AND THIRD MERGER SUB		57
5.1.	Organization and Qualification	58
5.2.	New PubCo, First Merger Sub, Second Merger Sub and Third Merger Sub	58
5.3.	Capitalization	60
5.4.	Authority Relative to this Agreement	61
5.5.	No Conflict; Required Filings and Consents	61
5.6.	Compliance; Approvals	62
5.7.	SPAC SEC Reports and Financial Statements	63
5.8.	Absence of Certain Changes or Events	64
5.9.	Litigation	64
5.10.	Business Activities	64
5.11.	SPAC Material Contracts	65
5.12.	SPAC Listing	65
5.13.	PIPE Investment Amount	65
5.14.	Trust Account	66
5.15.	Taxes	67
5.16.	Information Supplied	69
5.17.	Employees; Benefit Plans	69
5.18.	Board Approval; Shareholder Vote	69
5.19.	Affiliate Transactions	70
5.20.	Brokers	70
5.21.	Investment Company Act	70
5.22.	JOBS Act	70
5.23.	Disclaimer of Other Warranties	70

ARTICLE VI CONDUCT PRIOR TO THE CLOSING DATE		71
6.1.	Conduct of Business by the Company and the Company Subsidiaries	71
6.2.	Conduct of Business by SPAC, New PubCo, First Merger Sub, Second Merger Sub and Third Merger Sub	74

ARTICLE VII ADDITIONAL AGREEMENTS		76
7.1.	Proxy Statement; Special Meeting; Newco Approval	76
7.2.	Certain Regulatory Matters	79

7.3.	Other Filings; Press Release	80
7.4.	Confidentiality; Communications Plan; Access to Information	80
7.5.	Commercially Reasonable Efforts	82
7.6.	No SPAC Securities Transactions	82
7.7.	No Claim Against Trust Account	83
7.8.	Disclosure of Certain Matters	83
7.9.	Securities Listing	83
7.10.	No Solicitation	83
7.11.	Trust Account	84
7.12.	Director and Officer Matters	85
7.13.	Tax Matters	87
7.14.	Subscription Agreements	88
7.15.	Section 16 Matters	88
7.16.	Qualification as a Foreign Private Issuer	88
7.17.	Qualification as an Emerging Growth Company	89
7.18.	New PubCo Board	89
7.19.	New PubCo Equity Plan	89
7.20.	Interim Financial Statements	90
7.21.	Transaction Costs Cap	90
7.22.	SEC Financial Statements	90
7.23.	Company Shareholder Meeting	92
7.24.	Post-Signing Deliveries	92

ARTICLE VIII CONDITIONS TO THE TRANSACTION		92
8.1.	Conditions to Obligations of Each Party’s Obligations	92
8.2.	Additional Conditions to Obligations of the Company	93
8.3.	Additional Conditions to the Obligations of SPAC	94

ARTICLE IX TERMINATION		95
9.1.	Termination	95
9.2.	Notice of Termination; Effect of Termination	96

ARTICLE X NO SURVIVAL		97
10.1.	No Survival	97

ARTICLE XI GENERAL PROVISIONS		97
11.1.	Notices	97
11.2.	Interpretation	98
11.3.	Counterparts; Electronic Delivery	99
11.4.	Entire Agreement; Third Party Beneficiaries	99
11.5.	Severability	99
11.6.	Other Remedies; Specific Performance	100
11.7.	Governing Law	100
11.8.	Consent to Jurisdiction; Waiver of Jury Trial	100
11.9.	Rules of Construction	101
11.10.	Expenses	101
11.11.	Assignment	101
11.12.	Amendment	102
11.13.	Extension; Waiver	102

11.14.	No Recourse	102
11.15.	Legal Representation	102
11.16.	Disclosure Letters and Exhibits	104

EXHIBITS

Exhibit A	Form of Newco Joinder
Exhibit B	Form of Exchange Agreement
Exhibit C	Form of Voting and Support Agreement
Exhibit D	Form of Lock-Up Agreement
Exhibit E	Form of Non-Redemption Agreement
Exhibit F	Form of Sponsor Letter Agreement
Exhibit G	Form of Shareholders Agreement
Exhibit H	Form of A&R Registration Rights Agreement
Exhibit I	Form of First Plan of Merger
Exhibit J	Form of Second Plan of Merger
Exhibit K	Form of Third Plan of Merger
Exhibit L	Form of New PubCo A&R Charter

SCHEDULES
Schedule I	Earn-Out Participants

v

BUSINESS COMBINATION AGREEMENT

THIS BUSINESS COMBINATION AGREEMENT is made and entered into as of November 15, 2021 (this “Agreement”), by and among Alpha Capital Holdco Company, an exempted company incorporated with limited liability in the Cayman Islands (“New PubCo”), Alpha Merger Sub I Company, an exempted company incorporated with limited liability in the Cayman Islands and a direct, wholly owned subsidiary of New PubCo (“First Merger Sub”), Alpha Merger Sub II Company, an exempted company incorporated with limited liability in the Cayman Islands and a direct, wholly owned subsidiary of New PubCo (“Second Merger Sub”), Alpha Merger Sub III Company, an exempted company incorporated with limited liability in the Cayman Islands and a direct, wholly owned subsidiary of New PubCo (“Third Merger Sub” and, together with First Merger Sub and Second Merger Sub, the “Merger Subs”), Semantix Tecnologia em Sistema de Informação S.A., a sociedade anônima organized under the laws of Brazil (the “Company”), and Alpha Capital Acquisition Company, an exempted company incorporated with limited liability in the Cayman Islands (“SPAC”). Each of New PubCo, First Merger Sub, Second Merger Sub, Third Merger Sub, the Company and SPAC will individually be referred to herein as a “Party” and, collectively, as the “Parties”.

RECITALS

WHEREAS, SPAC is a blank check company incorporated as a Cayman Islands exempted company with limited liability on December 10, 2020 and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, in anticipation of the Transactions (as defined below), Sponsor (as defined below) has caused to be formed, (i) New PubCo, (ii) First Merger Sub, (iii) Second Merger Sub and (iv) Third Merger Sub;

WHEREAS, in anticipation of the Transactions, as soon as practicable after the date hereof, and in any event prior to the First Effective Time (as defined below), the Company shall cause to be formed an exempted company incorporated with limited liability in the Cayman Islands (“Newco”) for purposes of the transactions contemplated by this Agreement;

WHEREAS, it is contemplated that Newco shall become a party to this Agreement and the Exchange Agreement (as defined below) for all purposes and subject to the terms and conditions hereunder and thereunder promptly after its incorporation by executing and delivering an executed joinder to this Agreement and the Exchange Agreement, substantially in the form attached hereto as Exhibit A (the “Newco Joinder”);

WHEREAS, following the execution and delivery of this Agreement and in any event within eight (8) hours following the execution hereof, the Company and the Company Shareholders (as defined below) and the Company Optionholders (as defined below) will enter into an exchange agreement in substantially the form attached hereto as Exhibit B (the “Exchange Agreement”), pursuant to which, (i) prior to the First Effective Time (and conditioned upon the Closing (as defined below)), the Company Shareholders will exchange with Newco all of the issued and outstanding equity of the Company for newly issued Newco Shares (as defined below) (the “Pre-Closing Exchange”) and, after giving effect to the Pre-Closing Exchange, the Company will become a wholly owned subsidiary of Newco, (ii) the holders of any Vested Company Options (as defined below) on the Closing Date will agree to convert their Vested Company Options for New PubCo Ordinary Shares (as defined below), and (iii) the holders of any Unvested Company Options (as defined below) on the Closing Date will agree to exchange their interests in the Unvested Company Options for interests in Converted Options (as defined below);

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, SPAC, the Company Shareholders and the Company Optionholders will enter into a voting and support agreement in substantially the form attached hereto as Exhibit C (the “Voting and Support Agreement”), pursuant to which the Company Shareholders will agree to approve the actions contemplated in this Agreement for which the approval of the Company Shareholders and the Newco Shareholders is required;

WHEREAS, concurrently with the execution and delivery of this Agreement, New PubCo and the Company Shareholders will enter into a lock-up agreement in substantially the form attached hereto as Exhibit D (the “Lock-Up Agreement”), pursuant to which the Company Shareholders will agree to certain restrictions on transfer relating to their New PubCo Ordinary Shares as set forth in the Lock-Up Agreement;

WHEREAS, the Parties intend to effect the Mergers (as defined below) in accordance with the Companies Act (as defined below) and upon the terms and conditions set forth in this Agreement whereby on the Closing Date (as defined below), (i) First Merger Sub shall be merged with and into SPAC (the “First Merger”), with SPAC surviving as a direct wholly owned subsidiary of New PubCo, (ii) immediately following the First Merger, SPAC shall be merged with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “SPAC Mergers”), with Second Merger Sub surviving as a direct wholly owned subsidiary of New PubCo and (iii) promptly following the Second Merger, Third Merger Sub shall be merged with and into Newco (the “Third Merger” and, together with the SPAC Mergers, the “Mergers”) with Newco surviving as a direct wholly owned subsidiary of New PubCo;

WHEREAS, the board of directors of SPAC (the “SPAC Board”) has unanimously (i) determined that the SPAC Mergers are fair to, and in the best interests of, SPAC and its shareholders, (ii) approved this Agreement, the SPAC Mergers, the Transaction Agreements (as defined below) to which it is a party and the other actions contemplated by this Agreement, and (iii) determined to recommend that the shareholders of SPAC vote to approve the SPAC Shareholder Matters (as defined below) and such other actions as contemplated by this Agreement (the “SPAC Recommendation”);

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously recommended that the shareholders of the Company (the “Company Shareholders”) negotiate this Agreement;

WHEREAS, the respective boards of directors of each of New PubCo and the Merger Subs have unanimously determined, approved and declared that the transactions contemplated by this Agreement (including, as applicable, the First Plan of Merger (as defined below), the First Merger, the Second Plan of Merger (as defined below), the Second Merger, the Third Plan of Merger (as defined below), the Third Merger and the Transaction Agreements to which they are a party) are in the best interests of their respective companies;

WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the SPAC Mergers, taken together, shall qualify as a transaction treated as a reorganization pursuant to Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the “Code”), (ii) the Third Merger, will qualify as a reorganization pursuant to Section 368(a) of the Code and (iii) this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) with respect to each of the SPAC Mergers and the Third Merger (the “Intended Tax Treatment”);

WHEREAS, concurrently with the execution and delivery of this Agreement, New PubCo and SPAC have entered into certain Subscription Agreements (as defined below) with certain investors (collectively with any of their permitted assignees or transferees, the “PIPE Investors”) for such investors to purchase SPAC Class A Ordinary Shares (as defined below) (the “PIPE Investment”);

WHEREAS, concurrently with the execution and delivery of this Agreement and the Subscription Agreements (as defined below), and as an inducement to SPAC’s and the Company’s willingness to enter into this Agreement, Innova Capital SPAC, LP, in its capacity as a shareholder of the SPAC (the “SPAC Shareholders”) has entered into a non-redemption agreement with SPAC in the form attached as Exhibit E hereto (the “Non-Redemption Agreements”);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement to the Company’s and the SPAC’s willingness to enter into this Agreement, SPAC, the SPAC Sponsor (as defined below), the Company, and the other persons named therein and party thereto, have entered into a Sponsor Letter Agreement in the form attached hereto as Exhibit F (the “Sponsor Letter Agreement”);

WHEREAS, concurrently with the execution and delivery of this Agreement, New PubCo, SPAC Sponsor and certain affiliate shareholders of the Company have entered into a Shareholders Agreement in the form attached hereto as Exhibit G (the “Shareholders Agreement”);

WHEREAS, in connection with the consummation of the Transactions (as defined below), certain persons named therein will enter into an amended and restated registration rights agreement (the “A&R Registration Rights Agreement”) substantially in the form attached hereto as Exhibit H; and

WHEREAS, as of immediately following the consummation of the Closing, the Parties anticipate that New PubCo will qualify as a “foreign private issuer” pursuant to Rule 3b-4 of the Exchange Act (as defined below).

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

1.1. Defined Terms. For purposes of this Agreement, the following capitalized terms have the following meanings:

“A&R Registration Rights Agreement” shall have the meaning set forth in the Recitals hereto.

“Acceleration Event” shall have the meaning set forth in Section 3.9(g).

“Additional SPAC SEC Reports” shall have the meaning set forth in Section 5.7(a).

“Affiliate” shall mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Exercise Price” shall have the meaning set forth in Section 3.3(a)(i).

“Aggregate SPAC Shareholder Redemption Payments Amount” shall mean the aggregate amount of all payments required to be made by SPAC in connection with the SPAC Shareholder Redemption.

“Agreement” shall have the meaning set forth in the Preamble hereto.

“Anti-Corruption Laws” shall have the meaning set forth in Section 4.23.

“Antitrust Laws” shall mean any applicable Legal Requirements of any Governmental Entity regarding matters of anti-competition or foreign investment.

“Approvals” shall have the meaning set forth in Section 4.6(b).

“Audited 2020 and 2019 Financial Statements” shall have the meaning set forth in Section 4.7(a).

“Audited 2021 Financial Statements” shall have the meaning set forth in Section 4.7(b).

“Brazilian Data Protection Law (LGPD)” shall mean the Brazilian law No. 13,709 dated August 14, 2018, as amended.

“Brazilian GAAP” shall mean the accounting principles generally accepted in Brazil under applicable Legal Requirements and the accounting standards issued by the Comitê de Pronunciamentos Contábeis.

“Business Day” shall mean any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York or Sao Paulo, Brazil are authorized or required by Legal Requirements to close.

“Certificates” shall have the meaning set forth in Section 3.4(a).

“Certifications” shall have the meaning set forth in Section 5.7(a).

“Change in Recommendation” shall have the meaning set forth in Section 7.1(b).

“Closing” shall mean the closing of the transactions contemplated by this Agreement.

“Closing Date” shall mean the date on which the Mergers take place.

“Closing Form 8-K” shall have the meaning set forth in Section 7.3(c).

“Closing Payments Schedule” shall have the meaning set forth in Section 3.7.

“Closing Press Release” shall have the meaning set forth in Section 7.3(c).

“Code” shall have the meaning set forth in the Recitals hereto.

“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“Company” shall have the meaning set forth in the Preamble hereto.

“Company Board” shall have the meaning set forth in the Recitals hereto.

“Company Business Combination” shall have the meaning set forth in Section 7.10(a).

“Company D&O Indemnified Party” shall have the meaning set forth in Section 7.12(a)(i).

“Company D&O Tail” shall have the meaning set forth in Section 7.12(a)(ii).

“Company Disclosure Letter” shall have the meaning set forth in the Preamble to Article IV.

“Company IT Systems” shall have the meaning set forth in Section 4.17(i).

“Company Leased Properties” shall have the meaning set forth in Section 4.13(b).

“Company Material Adverse Effect” shall mean any state of facts, development, change, circumstance, occurrence, event or effect, that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, financial condition or results of operations of the Group Companies, taken as a whole; or (b) the ability of the Company to consummate the Transactions by the Outside Date; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether a Company Material Adverse Effect pursuant to clause (a) has occurred or would reasonably be expected to occur: (i) acts of war, sabotage, hostilities, civil unrest, protests, demonstrations, insurrections, riots, cyberattacks or terrorism, or any escalation or worsening of any such acts of war, sabotage, hostilities, civil unrest, protests, demonstrations, insurrections, riots, cyberattacks or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, flooding, wild fires, epidemics, pandemics or other public health emergencies (including COVID-19 or any COVID-19 Measures) or other natural or man-made disasters; (iii) changes attributable to the public announcement, performance or pendency of the Transactions (including the impact thereof on relationships with customers, licensors, licensees, suppliers, employees or other third parties related thereto), provided that this clause (iii) shall not apply to the representations and warranties (or related conditions) that, by their terms, specifically address the consequences arising out of the public announcement, performance or pendency of the Transactions; (iv) changes or proposed changes in applicable Legal Requirements or enforcement or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement; (v) changes in U.S. GAAP, Brazilian GAAP, IFRS or applicable accounting or auditing standards (or any interpretation thereof) after the date of this Agreement; (vi) changes in general economic, regulatory or tax conditions, including changes in the credit, debt, capital, currency, securities or financial markets (including changes in interest or exchange rates); (vii) events or conditions generally affecting the industries and markets in which any Group Company operates; (viii) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in a Company Material Adverse Effect; (ix) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of this Agreement or (B) taken with the prior written consent of or at the prior written request of New PubCo, First Merger Sub, Second Merger Sub, Third Merger Sub or SPAC; (x) any matter set forth on Schedule 1.1(a) of the Company Disclosure Letter; or (xi) any change, event, effect or occurrence to the extent relating to a SPAC Party or holder of SPAC Shares; provided, however, that if any state of facts, developments, changes, circumstances, occurrences, events or effects related to clauses (i), (ii), (iv), (v), (vi) or (vii) above disproportionately and adversely affect the business, assets, financial condition or results of operations of the Group Companies, taken as a whole, relative to similarly situated companies in the industries in which the Group Companies conduct their respective operations, then such impact may be taken into account (unless otherwise excluded) in determining whether a Company Material Adverse Effect has occurred, but solely to the extent of such disproportionate effect.

“Company Material Contract” shall have the meaning set forth in Section 4.19(a).

“Company Minutes” shall have the meaning set forth in Section 7.24.

“Company Option” shall mean each outstanding and unexercised option to purchase Company Common Shares or the Company Preferred Shares issued pursuant to the Company Share Plan from Company, whether or not then vested or fully exercisable.

“Company Optionholder” shall mean each holder of a Company Option.

“Company Ordinary Shares” shall mean the common shares, no par value per share, of the Company.

“Company Preferred Shares” shall mean (i) the Class A preferred shares, no par value per share, of the Company and (ii) the Class B preferred shares, no par value per share, of the Company.

“Company Real Property Leases” shall have the meaning set forth in Section 4.13(b).

“Company Registered Intellectual Property” shall have the meaning set forth in Section 4.17(a).

“Company Shares” shall mean the Company Ordinary Shares and the Company Preferred Shares, taken together or individually, as indicated by the context in which such term is used.

“Company Share Plan” shall mean the stock option plan of the Company and the award agreements granted thereunder.

“Company Shareholder Approval” shall have the meaning set forth in Section 4.26.

“Company Shareholders” shall have the meaning set forth in the Recitals hereto.

“Company Subsidiaries” shall have the meaning set forth in Section 4.2(a).

“Confidentiality Agreement” shall mean that certain Non-Disclosure Agreement, dated May 5, 2021, by and between SPAC and the Company, as amended and joined from time to time.

“Continental Trust ” shall have the meaning set forth in Section 5.14(a).

“Contract” shall mean any contract, subcontract, agreement, indenture, note, bond, loan or credit agreement, instrument, installment obligation, lease, mortgage, deed of trust, license, sublicense, commitment, power of attorney, guaranty or other legally binding commitment, arrangement, understanding or obligation, whether written or oral, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“Converted Option” shall have the meaning set forth in Section 3.3(a)(ii).

“Copyrights” shall mean any and all copyrights and copyrightable subject matter, whether registered or unregistered and regardless of the medium of fixation or means of expression, including any of the foregoing that protect original works of authorship fixed in any tangible medium of expression, including literary works (including all forms and types of Software), pictorial and graphic works.

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or other epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” shall mean any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or any other similar Legal Requirement, Order, directive, guideline or recommendation promulgated by any Governmental Entity in connection with or in response to COVID-19, including the action, inaction, activity or conduct reasonably necessary (such determination to be made by the Company in good faith), in connection with or in response to COVID-19.

“Current Registration Rights Agreement” shall mean the Registration Rights Agreement, dated as of February 18, 2021, by and among SPAC, the SPAC Sponsor and the other parties thereto.

“Customs & International Trade Authorizations” shall mean all applicable licenses, license exceptions, notification requirements, registrations and approvals required pursuant to the Customs & International Trade Laws for the lawful export, deemed export, re-export, deemed re-export transfer or import of goods, software, technology, technical data and services.

“Customs & International Trade Laws” shall mean all applicable import, customs and trade, export and anti-boycott laws, including, but not limited to: (i) the laws, regulations, and programs administered or enforced by U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement, the U.S. Department of Commerce, the U.S. International Trade Commission, the U.S. Department of State, and their predecessor agencies; and (ii) the anti-boycott laws and regulations administered by the U.S. Department of the Treasury.

“Earn-Out Participants” shall mean the Persons set forth on Schedule I.

“Earn-Out Proportion” shall mean with respect to each Earn-Out Participant, the proportion of Newco Shares to be received by such Earn-Out Participant as set forth on set forth on Schedule I.

“Earn-Out Shares” shall have the meaning set forth in Section 3.8(a).

“Effective Times” shall have the meaning set forth in Section 2.6(c).

“Employee Benefit Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each other retirement, supplemental retirement, deferred compensation, employment, consulting, bonus, transaction bonus, incentive compensation, stock purchase, employee stock ownership, equity-based, phantom-equity, profit-sharing, severance, termination protection, change in control, retention, employee loan, retiree medical or life insurance, educational, employee assistance, collective bargaining, fringe benefit plan, policy, agreement, program or arrangement and all other plans, policies, agreements, programs or arrangements providing for any compensation or employee benefits, in each case whether or not subject to ERISA, whether oral or written, (i) which any Group Company sponsors, maintains, contributes to (or is required to contribute to), administers or has entered into for the current or future benefit of its current or former employees, natural individual independent contractors or directors of the Company or any of its Subsidiaries, or (ii) with respect to which any Group Company has or may have any direct or indirect liability.

“Environmental Law” shall mean any federal, state, local or foreign law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (a) the protection, investigation or restoration of the environment, health and safety (concerning exposure to Hazardous Substances), or natural resources; (b) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance; or (c) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property.

“Equity Value” shall mean an amount equal to $620,000,000.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any rules or regulations promulgated thereunder.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” shall have the meaning set forth in Section 3.4.

“Exchange Agreement” shall have the meaning set forth in the Recitals hereto.

“Exchange Ratio” shall mean the quotient obtained by dividing (a) the Per Share Merger Consideration Value by (b) the Reference Price, rounded down to two decimal places.

“Financial Statements” shall have the meaning set forth in Section 4.7(a).

“Financing Certificate” shall have the meaning set forth in Section 3.6.

“First Effective Time” shall have the meaning set forth in Section 2.6(b).

“First Merger” shall have the meaning set forth in the Recitals hereto.

“First Merger Consideration” shall have the meaning set forth in Section 3.1(a)(ii).

“First Merger Sub” shall have the meaning set forth in the Preamble hereto.

“First Plan of Merger” shall have the meaning set forth in Section 2.7(a).

“First Release Date” shall have the meaning set forth in Section 3.8(a)(i).

“Fundamental Representations” shall mean: (a) in the case of the Company, the representations and warranties contained in Section 4.1 (Organization and Qualification) (other than the second sentence); the second sentence of Section 4.2(a) (Company Subsidiaries); Section 4.4 (Authority Relative to this Agreement); Section 4.5(a)(i) (No Conflict; Required Filings and Consents); and Section 4.16 (Brokers; Third Party Expenses); and (b) in the case of the other Parties, the representations and warranties contained in Section 5.1 (Organization and Qualification) (other Section 5.1(d)); Section 5.2 (New PubCo, First Merger Sub, Second Merger Sub and Third Merger Sub) (other than the last sentence of Section 5.2(a)); Section 5.3 (Capitalization); Section 5.4 (Authority Relative to this Agreement); Section 5.5(a)(i) (No Conflict; Required Filings and Consents); Section 5.10 (Business Activities); Section 5.18 (Board Approval; Shareholder Vote) and Section 5.20 (Brokers).

“Governing Documents” shall mean the legal documents by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs including, as applicable, certificates of incorporation, registration or formation, bylaws, memorandum and articles of association, shareholder or voting agreement, limited partnership agreements and limited liability company operating agreements.

“Governmental Entity” shall mean: (a) any federal, provincial, state, local, municipal, foreign, national or international court, governmental commission, government or governmental authority, department, regulatory or administrative agency, board, bureau, agency or instrumentality, tribunal, arbitrator or arbitral body (public or private), or similar body; (b) any self-regulatory organization; or (c) any political subdivision of any of the foregoing.

“Group Companies” shall mean the Company and all of its direct and indirect Subsidiaries.

“Group Company Software” shall mean all proprietary Software owned, developed, or currently being developed by or for any of the Group Companies.

“Hazardous Substances” shall mean any pollutant or contaminant or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, including petroleum, its derivatives, by-products and other hydrocarbons, and any other substance, waste or material regulated as a pollutant or otherwise as “hazardous” under any applicable Legal Requirements pertaining to the environment.

“IFRS” shall mean the International Financial Reporting Standards, as issued by the IFRS Foundation and the International Accounting Standards Board.

“Inbound License” shall have the meaning set forth in Section 4.19(a)(xii).

“Incidental Inbound License” shall mean any (a) non-exclusive license for Software that is in the nature of a “shrink-wrap” or “click-wrap” license agreement for off-the-shelf Software that is generally commercially available; and (b) license to Open Source Software.

“Indebtedness” shall mean, with respect to a Person, without duplication, all of the following: (a) any indebtedness for borrowed money; (b) any obligations evidenced by bonds, debentures, notes or other similar instruments; (c) any obligations to pay the deferred purchase price of property, shares, stock or services including any earn-out payments (other than personal property, including inventory, and services purchased and supplies, trade payables, other expense accruals and deferred compensation items arising in the ordinary course of business); (d) any obligations as lessee under capitalized leases; (e) any obligations, contingent or otherwise, under acceptance, letters of credit or similar facilities to the extent drawn; (f) any guaranty of any of the foregoing; (g) any accrued interest, fees and charges in respect of any of the foregoing; and (h) any prepayment premiums and penalties actually due and payable, and any other fees, expenses, indemnities and other amounts actually due and payable as a result of the prepayment or discharge of any of the foregoing.

“Initial SPAC Surviving Sub” shall have the meaning set forth in Section 2.4(a).

“Insurance Policies” shall have the meaning set forth in Section 4.20.

“Intellectual Property” shall mean all rights, title and interest in or relating to intellectual property throughout the world, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (a) all Patents; (b) all Copyrights; (c) all Trademarks; (d) all Internet domain names and social media identifiers and accounts; (e) all Trade Secrets; (f) all moral and economic rights of authors and inventors, however denominated, rights of publicity and privacy, and database rights; (g) all applications and registrations, and any renewals, extensions and reversions, of any of the foregoing; and (h) all other intellectual property rights, proprietary rights, or confidential information and materials.

“Intended Tax Treatment” shall have the meaning set forth in the Recitals hereto.

“Intentional Fraud” shall mean with respect to a Party, actual and intentional common law fraud with respect to the representations or warranties contained in this Agreement or in the certificate delivered by such Party pursuant to Section 8.2(d) or Section 1.1(a), as applicable.

“Interested Party Transaction” shall have the meaning set forth in Section 4.21.

“Interim Financial Statements” shall have the meaning set forth in Section 7.20.

“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended.

“JOBS Act” shall have the meaning set forth in Section 7.17.

“Knowledge” shall mean the actual knowledge or awareness as to a specified fact or event, following reasonable inquiry, of: (a) with respect to the Company, the individuals listed on Schedule 1.2 of the Company Disclosure Letter; and (b) with respect to SPAC, the individuals listed on Schedule 1.2 of the SPAC Disclosure Letter.

“Legal Proceeding” shall mean any action, suit, hearing, claim, charge, audit, lawsuit, litigation, inquiry, arbitration or proceeding (in each case, whether civil, criminal or administrative or at law or in equity) by or before a Governmental Entity.

“Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, order, assessment, writ or other legal requirement, administrative policy or guidance, collective bargaining agreement or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Licensed Intellectual Property” shall mean all Intellectual Property that any third party Person owns and that any Group Company uses or has the right to use pursuant to a written license or sublicense.

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, lien, license, grant, guarantee, options, priority rights, preemptive rights, right of first offer or refusal, hypothecation, assignment, claim, easement, covenant, servitude, put or call right, voting right (except for restrictions on share transfers under any applicable securities Legal Requirements), charge or any other legal or contractual restriction of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof, any agreement to give any security interest and any restriction relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership).

“LinkAPI” shall have the meaning set forth in Section 7.1(b).

“LinkAPI Historical Financial Statements” shall have the meaning set forth in Section 7.22(a).

“Material Company Real Property Leases” shall have the meaning set forth in Section 4.19(a)(xi).

“Material Customers” shall have the meaning set forth in Section 4.19(a)(ii).

“Material Suppliers” shall have the meaning set forth in Section 4.19(a)(ii).

“Merger Subs” shall have the meaning set forth in the Preamble hereto.

“Mergers” shall have the meaning set forth in the Recitals hereto.

“Minimum Cash Amount” shall mean $85,000,000.

“NASDAQ” shall have the meaning set forth in Section 5.12.

“Net Vested Option Shares” shall have the meaning set forth in Section 3.3(a)(i).

“Newco” shall have the meaning set forth in the Recitals hereto.

“Newco Approvals” shall mean (i) the unanimous approval of the board of directors of Newco which will (a) approve this Agreement, the Pre-Closing Exchange, the Third Merger, the Transaction Agreements to which it is a party and the other transactions contemplated by this Agreement and the agreements entered into in connection herewith and has deemed this Agreement advisable and (b) determine to recommend that the Newco Shareholders vote to approve the Third Merger and such other actions as contemplated by this Agreement (the “Newco Shareholder Matters”) and (ii) the approval of the Newco Shareholder Matters in accordance with the memorandum and articles of association of Newco.

“Newco Joinder” shall have the meaning set forth in the Recitals hereto.

“Newco Shareholder” shall mean the holders of Newco Shares.

“Newco Shareholder Consideration” shall have the meaning set forth in Section 3.2(a).

“Newco Shares” shall mean the ordinary shares, par value $0.01 per share, of Newco.

“Newco Surviving Sub” shall have the meaning set forth in Section 2.4(a).

“Newco Treasury Shares” shall have the meaning set forth in Section 3.2(a).

“New PubCo” shall have the meaning set forth in the Preamble hereto.

“New PubCo A&R Charter” shall have the meaning set forth in Section 2.8(a).

“New PubCo Board” shall have the meaning set forth in Section 3.8(g).

“New PubCo Ordinary Shares” shall mean Class A ordinary shares of New PubCo, par value $0.001 per share, entitling the holder of each such share to one vote per share.

“Non-Redemption Agreements” shall have the meaning set forth in the Recitals hereto.

“OFAC” shall mean the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Open Source Software” shall mean any Software that contains, or is derived in any manner (in whole or in part) from any Software distributed (a) as “free software”; (b) as “open source software” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) or other license that substantially conforms to the Open Source Definition (opensource.org/osd); or (c) under a license that requires that any software be (i) made available or distributed in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind or (iv) redistributable at no charge.

“Option Purchase Price” shall mean the amount previously paid by the Optionholder at the time of the grant of the Company Option.

“Option Shares Needed to Cover” shall have the meaning set forth in Section 3.3(a)(i).

“Order” shall mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.

“Outside Date” shall have the meaning set forth in Section 9.1(b).

“Outstanding Company Equity Securities” shall mean (a) the Newco Shares outstanding immediately prior to the Third Effective Time (after giving effect to the Pre-Closing Exchange) and (b) the Net Vested Option Shares.

“Owned Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by any of the Group Companies.

“Parties” shall have the meaning set forth in the Preamble hereto.

“Party” shall have the meaning set forth in the Preamble hereto.

“Patents” shall mean any and all patents and patent applications, provisional patent applications, patent cooperation treaty applications and similar filings and any and all substitutions, divisions, continuations, continuations-in-part, reissues, renewals, extensions, reexaminations, patents of addition, supplementary protection certificates, utility models, inventors’ certificates, or the like and any foreign equivalents of the foregoing (including certificates of invention and any applications therefor).

“PCAOB” shall mean the Public Company Accounting Oversight Board.

“PCAOB Audited 2020 and 2019 Financial Statements” shall have the meaning set forth in Section 7.22(a).

“PCAOB Unaudited Interim Financial Statements” shall have the meaning set forth in Section 7.22(a).

“PCAOB Audited 2021 Financial Statements” shall have the meaning set forth in Section 7.22(b).

“Per Share Consideration” shall mean a number of validly issued, fully paid and nonassessable Ordinary Shares of New PubCo equal to (i) Per Share Merger Consideration Value divided by (ii) the Reference Price.

“Per Share Merger Consideration Value” shall mean an amount equal to (a) the Equity Value divided by (b) the number of Outstanding Company Equity Securities; provided that, solely for purposes of calculating the Per Share Merger Consideration Value and the Exchange Ratio, the number of Outstanding Company Equity Securities shall be determined as of immediately prior to the Third Effective Time (but in all events, after giving effect to the net exercise of Vested Company Options contemplated by Section 3.3(a)).

“Permitted Lien” shall mean (a) Liens for Taxes not yet delinquent or for Taxes that are being contested in good faith by appropriate proceedings and/or that are sufficiently reserved for on the financial statements in accordance with Brazilian GAAP; (b) statutory and contractual Liens of landlords with respect to leased real property; (c) Liens of carriers, suppliers, warehousemen, mechanics, materialmen and repairmen and the like incurred in the ordinary course and: (i) not yet delinquent; or (ii) that are being contested in good faith through appropriate proceedings; (d) in the case of real property, zoning, building, entitlement, conservation, or other restrictions, conditions, charges, variances, covenants, rights of way, encumbrances, easements and other irregularities in title (including leasehold title), to the extent they do not, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by any of the Group Companies; (e) Liens or other conditions relating to real property disclosed on any title commitments provided to SPAC; (f) Liens identified in the Financial Statements, (g) all pledges or deposits in connection with workers compensation, health insurance, unemployment insurance and other applicable social security legislation; (h) Liens securing the Indebtedness of any of the Group Companies; (i) in the case of Intellectual Property, licenses entered into in the ordinary course; (j) purchase money Liens and Liens securing rental payments in connection with capital lease obligations of any of the Group Companies; (k) all exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other Liens of record that do not materially interfere with the present use and value of the assets of the Group Companies and the rights under the Company Real Property Leases, taken as a whole and do not result in a material liability to the Group Companies; and (l) Liens imposed under applicable securities Legal Requirements.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Personal Information” shall mean, in addition to any definition for such term or for any similar term (e.g., “personally identifiable information”, “sensitive personal data” or “PII”) provided by applicable Legal Requirement, or by the Group Companies in any of its privacy policies, notices or Contracts, all information that identifies or could be used to identify, contact or track an individual person or device, whether or not such information is associated with an identifiable individual. “Personal Information” may relate to any individual, including a current, prospective, or former customer, end user or employee of any Person, and includes applicable information in any form or media, whether paper, electronic, or otherwise.

“PIPE Investment” shall have the meaning set forth in the Recitals hereto.

“PIPE Investment Amount” shall have the meaning set forth in Section 5.13.

“PIPE Investor” shall have the meaning set forth in the Recitals hereto.

“Pre-Closing Exchange” shall have the meaning set forth in the Recitals hereto.

“Privacy Laws” shall mean any and all applicable Legal Requirements and self-regulatory guidelines (including of any applicable foreign jurisdiction) relating to the receipt, collection, compilation, use, storage, Processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information, including, to the extent applicable, the Federal Trade Commission Act, the California Consumer Privacy Act of 2018, the General Data Protection Regulation, Regulation 2016/679/EU on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (GDPR), Brazilian Data Protection Law (LGPD) and any and all applicable Legal Requirements relating to breach notification in connection with Personal Information.

“Privacy Requirements” shall have the meaning set forth in Section 4.18(a).

“Private Placement Warrants” shall have the meaning set forth in Section 5.3(a).

“Process” or “Processing” shall mean, with respect to Personal Information, the collection, recording, use, processing, storage, organization, modification, transfer, sale, retrieval, access, disclosure, deletion, dissemination or combination of Personal Information.

“Proxy Clearance Date” shall have the meaning set forth in Section 7.1(a)(i).

“Proxy Statement” shall have the meaning set forth in Section 7.1(a)(i).

“Public Warrants” shall have the meaning set forth in Section 5.3(a).

“Reference Date” shall mean January 1, 2019.

“Reference Price” shall mean $10.00.

“Registration Shares” shall have the meaning set forth in Section 7.1(a)(i).

“Registration Statement” shall have the meaning set forth in Section 7.1(a)(i).

“Related Parties” shall mean, with respect to a Person, such Person’s former, current and future direct or indirect equityholders, controlling Persons, shareholders, optionholders, members, general or limited partners, Affiliates, Representatives, and each of their respective successors and assigns.

“Representatives” shall have the meaning set forth in Section 7.10(a).

“Requisite Approval” means the affirmative vote of (i) the holders of at least a majority of the outstanding Company Ordinary Shares and (ii) the Requisite Shareholders.

“Requisite Shareholders” means the Company Shareholders listed on Schedule 1.1(b) of the Company Disclosure Letter

“Sanctioned Country” shall mean, at any time, a country or territory which is itself the subject or target of comprehensive Sanctions (at the time of this Agreement, Crimea, Cuba, Iran, North Korea, Syria and Venezuela).

“Sanctioned Person” shall mean (i) any Person listed in any Sanctions-related list maintained by OFAC or the U.S. Department of State, the United Nations Security Council, the European Union or Her Majesty’s Treasury of the United Kingdom; (ii) any Person located, organized or resident in a Sanctioned Country; or (iii) any Person 50% or more owned, directly or indirectly, or otherwise controlled by or acting on behalf of any such Person or Persons described in the foregoing clauses (i) and (ii).

“Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government through OFAC or the U.S. Department of State, the United Nations Security Council, the European Union or Her Majesty’s Treasury of the United Kingdom.

“SEC” shall mean the United States Securities and Exchange Commission.

“SEC Financial Statements” means:

(a)

In case the Parties mutually agree pursuant to Section 7.1(a)(ii) that the SPAC shall submit the Registration Statement and the Proxy Statement confidentially with the SEC prior to filing the Registration Statement and the Proxy Statement with the SEC: (i) the PCAOB Audited 2020 and 2019 Financial Statements, and (ii) the PCAOB Audited 2021 Financial Statements.

(b)

In case the Parties mutually agree pursuant to Section 7.1(a)(ii) that the SPAC shall not submit the Registration Statement and the Proxy Statement confidentially with the SEC prior to filing the Registration Statement and the Proxy Statement with the SEC: (i) the PCAOB Audited 2020 and 2019 Financial Statements, (ii) the PCAOB Unaudited Interim Financial Statements and (iii) to the extent required to be included in the Registration Statement and Proxy Statement pursuant to the applicable rules and regulations of the SEC, the PCAOB Audited 2021 Financial Statements.

“Second Effective Time” shall have the meaning set forth in Section 2.6(c).

“Second Merger” shall have the meaning set forth in the Recitals hereto.

“Second Merger Sub” shall have the meaning set forth in the Preamble hereto.

“Second Plan of Merger” shall have the meaning set forth in Section 2.6(a).

“Second Release Date” shall have the meaning set forth in Section 3.8(a)(ii).

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Semantix Group” shall have the meaning set forth in Section 11.15(b).

“Semantix Group Privileged Communications” shall have the meaning set forth in Section 11.15(b).

“Shareholders Agreement” shall have the meaning set forth in the Recitals hereto.

“Software” shall mean any and all computer programs (whether in source code, object code, human readable form or other form), applications, algorithms, user interfaces, firmware, development tools, templates and menus, and all documentation, including user manuals and training materials, related to any of the foregoing.

“SPAC” shall have the meaning set forth in the Preamble hereto.

“SPAC Board” shall have the meaning set forth in the Recitals hereto.

“SPAC Business Combination” shall have the meaning set forth in Section 7.10(b).

“SPAC Cash” shall mean an amount equal to (a) the aggregate amount of cash contained in the Trust Account immediately prior to the Closing less the Aggregate SPAC Shareholder Redemption Payments Amount, plus (b) the net amount of proceeds actually paid to SPAC upon consummation of the PIPE Investment.

“SPAC Class A Ordinary Shares” shall have the meaning set forth in Section 5.3(a).

“SPAC Class B Ordinary Shares” shall have the meaning set forth in Section 5.3(a).

“SPAC D&O Indemnified Party” shall have the meaning set forth in Section 7.12(b)(i).

“SPAC D&O Tail” shall have the meaning set forth in Section 7.12(b)(ii).

“SPAC Disclosure Letter” shall have the meaning set forth in the Preamble to Article V.

“SPAC Exchange Ratio” shall have the meaning set forth in Section 3.1(a)(ii).

“SPAC Governing Documents” means the Amended and Restated Memorandum and Articles of Association of SPAC effective February 9, 2021.

“SPAC Material Adverse Effect” shall mean any state of facts, development, change, circumstance, occurrence, event or effect, that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, financial condition or results of operations of the SPAC, taken as a whole; or (b) the ability of the SPAC to consummate the Transactions by the Outside Date; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether a SPAC Material Adverse Effect pursuant to clause (a) has occurred or would reasonable be expected to occur: (i) acts of war, sabotage, hostilities, civil unrest, protests, demonstrations, insurrections, riots, cyberattacks or terrorism, or any escalation or worsening of any such acts of war, sabotage, hostilities, civil unrest, protests, demonstrations, insurrections, riots, cyberattacks or terrorism, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, flooding, wild fires, epidemics, pandemics or other public health emergencies (including COVID-19 or any COVID-19 Measures) or other natural or man-made disasters; (iii) changes attributable to the public announcement, performance or pendency of the Transactions (including the impact thereof on relationships with customers, licensors, licensees, suppliers, employees or other third parties related thereto), provided that this clause (iii) shall not apply to the representations and warranties (or related conditions) that, by their terms, specifically address the consequences arising out of the public announcement, performance or pendency of the Transactions; (iv) changes or proposed changes in applicable Legal Requirements or enforcement or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement; (v) changes in U.S. GAAP, Brazilian GAAP, IFRS or applicable accounting or auditing standards (or any interpretation thereof) after the date of this Agreement; (vi) general economic, regulatory or tax conditions, including changes in the credit, debt, capital, currency, securities or financial markets (including changes in interest or exchange rates); (vii) events or conditions generally affecting the industries and markets in which the SPAC operates; (viii) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in a SPAC Material Adverse Effect; (ix) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of this Agreement or (B) taken with the prior written consent of or at the prior written request of the Company; (x) any change, event, effect or occurrence to the extent relating to any of the Group Companies or the Company Equityholders, (xi) any SPAC Shareholder Redemption, in and of itself, or (xii) any breach of any covenants, agreements or obligations of a PIPE Investor under a Subscription Agreement (including any breach of a PIPE Investor’s obligations to fund its commitment thereunder when required); provided, however, that if any state of facts, developments, changes, circumstances, occurrences, events or effects related to clauses (i), (ii), (iv), (v), (vi) or (vii) above disproportionately and adversely affect the business, assets, financial condition or results of operations of the SPAC, taken as a whole, relative to similarly situated companies in the industries in which the SPAC conduct their respective operations, then such impact may be taken into account (unless otherwise excluded) in determining whether a SPAC Material Adverse Effect has occurred, but solely to the extent of such disproportionate effect.

“SPAC Material Contracts” shall have the meaning set forth in Section 5.11(a).

“SPAC Parties” shall mean SPAC, New PubCo, First Merger Sub, Second Merger Sub, Third Merger Sub and each of their respective Subsidiaries.

“SPAC Preferred Shares” shall have the meaning set forth in Section 5.3(a).

“SPAC Recommendation” shall have the meaning set forth the Recitals hereto.

“SPAC SEC Reports” shall have the meaning set forth in Section 5.7(a).

“SPAC Shareholder Approval” means the approval of the SPAC Shareholder Matters as set out in Section 7.1(a)(i), in the case of items (1), (3) and (4) of the definition thereof, by way of ordinary resolution of the shareholders of the SPAC, and in the case of item (2) of the definition thereof by way of a Special Resolution as defined in the Companies Act, and in each case in accordance with the Proxy Statement and the SPAC Governing Documents.

“SPAC Shareholder Matters” shall have the meaning set forth in Section 7.1(a)(i).

“SPAC Shareholder Redemption” shall have the meaning set forth in Section 7.1(a)(i).

“SPAC Shareholders” shall have the meaning set forth the Recitals hereto.

“SPAC Shares” shall have the meaning set forth in Section 5.3(a).

“SPAC Sponsor” shall mean Alpha Capital Sponsor LLC, a Cayman Islands limited liability company.

“SPAC Sponsor Privileged Communications” shall have the meaning set forth in Section 11.15(a).

“SPAC Units” shall mean equity securities of SPAC each consisting of one SPAC Class A Ordinary Share and one-half of one Public Warrant.

“SPAC Warrant” shall have the meaning set forth in Section 5.3(a).

“Sponsor Letter Agreement” shall have the meaning set forth in the Recitals hereto.

“Special Meeting” shall have the meaning set forth in Section 7.1(b).

“Subscription Agreements” shall have the meaning set forth in Section 5.13.

“Subsequent SPAC Surviving Sub” shall have the meaning set forth in Section 2.4(b).

“Subsidiary” shall mean, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which: (a) if a corporation, a majority of the total voting power of share capital or shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof; or (c) in any case, such Person controls the management thereof.

“Surviving Companies” shall have the meaning set forth in Section 2.5(a).

“Tax” or “Taxes” shall mean: (a) any and all federal, state, local and non-US taxes, including, without limitation, gross receipts, income, profits, license, sales, use, estimated, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, net worth, employment, escheat and unclaimed property obligations, excise and property taxes, assessments, stamp, environmental, registration, governmental charges, duties, levies and other similar charges, in each case, imposed by a Governmental Entity (whether disputed or not), together with all interest, penalties and additions imposed by a Governmental Entity with respect to any such amounts and (b) any liability in respect of any items described in clause (a) payable by reason of Contract, transferee liability, operation of law or Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under law) or otherwise.

“Tax Return” shall mean any return, declaration, report, form, claim for refund, or information return or statement relating to Taxes that is filed or required to be filed with a Governmental Entity, including any schedule or attachment thereto and any amendment thereof.

“Third Effective Time” shall have the meaning set forth in Section 2.6(c).

“Third Merger” shall have the meaning set forth in the Recitals hereto.

“Third Merger Sub” shall have the meaning set forth in the Preamble hereto.

“Third Plan of Merger” shall have the meaning set forth in Section 2.6(a).

“Trade Secrets” shall mean any and all trade secrets and rights in technology, discoveries and improvements, inventions (whether or not patentable), Software, know-how, proprietary rights, formulae, confidential and proprietary information, technical information, techniques, inventions (including conceptions and/or reductions to practice), databases and data, designs, drawings, procedures, processes, algorithms, models, formulations, manuals and systems, whether or not patentable or copyrightable.

“Trademarks” shall mean any and all trademarks, service marks, trade names, business marks, service names, brand names, trade dress rights, logos, corporate names, trade styles, and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof.

“Trading Day” shall mean any day on which New PubCo Ordinary Shares are tradeable on the principal securities exchange or securities market on which New PubCo Ordinary Shares are then traded.

“Transaction Agreements” shall mean this Agreement, the A&R Registration Rights Agreement, the Sponsor Letter Agreement, the Subscription Agreements, the Exchange Agreement, the Voting and Support Agreement, the Newco Joinder, the Shareholders Agreement, the Confidentiality Agreement, the New PubCo A&R Charter, the Non-Redemption Agreement, the Lock-Up Agreement and all the agreements documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transaction Costs” shall mean (a) all fees, costs and expenses incurred by any SPAC Party prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions, including any such amounts which are triggered by or become payable as a result of the Closing; (b) all transaction, deal, brokerage, financial advisory or any similar fees payable by the SPAC Parties in connection with the consummation of the Transactions; (c) all costs, fees and expenses related to the SPAC D&O Tail; and (d) any deferred underwriting commissions and placement fees; provided that under no circumstances shall any fees, costs or expenses incurred by any SPAC Party at the request or direction of the Company constitute Transaction Costs.

“Transaction Costs Cap” shall mean $20,400,000.

“Transactions” shall mean the transactions contemplated pursuant to this Agreement, including the Mergers.

“Transfer Taxes” shall have the meaning set forth in Section 7.13(c).

“Treasury Regulations” shall mean the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.

“Trust Account” shall have the meaning set forth in Section 5.14(a).

“Trust Agreement” shall have the meaning set forth in Section 5.14(a).

“Trust Termination Letter” shall have the meaning set forth in Section 7.5.

“U.S. GAAP” shall mean U.S. generally accepted accounting principles.

“Unvested Company Option” shall mean each unvested Company Option.

“Unaudited Interim Financial Statements” shall have the meaning set forth in Section 4.7(c).

“Vested Company Option” shall mean each vested Company Option.

“Waiving Parties” shall have the meaning set forth in Section 11.15(a).

ARTICLE II

NEWCO FORMATION; THE PRE-CLOSING EXCHANGE; THE PIPE INVESTMENT; THE MERGERS

2.1. Newco Formation. As soon as practicable after the date hereof and in any event prior to the First Effective Time, the Company shall cause the formation of Newco. Promptly after such formation and prior to the Mergers, the Company shall cause Newco to execute and deliver the Newco Joinder.

2.2. The Pre-Closing Exchange.

(a) The Company shall, and shall cause its Representatives to, reasonably consult with and reasonably cooperate with SPAC and its Representatives in connection with the Pre-Closing Exchange and otherwise keep SPAC and its Representatives reasonably apprised, in reasonable detail, of the status of the Pre-Closing Exchange. Without limiting the generality of the foregoing, as promptly as practicable following the date hereof (and in any event ten (10) Business Days prior to the Closing Date), the Company shall provide, or cause to be provided, to SPAC drafts of all agreements, documents and instruments necessary or advisable to consummate the Pre-Closing Exchange, in each case, subject to the terms and conditions hereunder and under the Exchange Agreement and the Voting and Support Agreement, and shall consider in good faith all comments provided by SPAC and its Representatives.

(b) Prior to the First Effective Time, the Company (for itself and in its capacity as attorney-in-fact of each Company Shareholder) and Newco will take all actions necessary or advisable to complete the Pre-Closing Exchange, which shall be consummated immediately prior to the First Effective Time. Without limiting the foregoing, the Company agrees, pursuant to the powers of attorney granted to the Company pursuant to the Exchange Agreement, in connection with and to facilitate the consummation of the Pre-Closing Exchange, to the extent necessary or advisable, to make, execute, acknowledge and deliver all such other agreements, documents and instruments necessary or advisable to consummate the Pre-Closing Exchange on behalf of the Company Shareholders, in each case subject to the terms and conditions hereunder and under the Exchange Agreement and the Voting and Support Agreement.

2.3. The PIPE Investment. On the date hereof, New PubCo and SPAC have entered into the Subscription Agreements in relation to the PIPE Investment and, following the date hereof but prior to the First Effective Time, the PIPE Investment shall be consummated on the Closing Date immediately prior to the First Merger.

2.4. SPAC Mergers.

(a) On the Closing Date, at the First Effective Time, First Merger Sub will be merged with and into SPAC upon the terms and subject to the conditions set forth in this Agreement, the First Plan of Merger and in accordance with the applicable provisions of the Companies Act, whereupon the separate corporate existence of First Merger Sub will cease and SPAC will continue its existence under the Companies Act as the surviving company (the “Initial SPAC Surviving Sub”). As a result of the First Merger, the Initial SPAC Surviving Sub will become a wholly owned subsidiary of New PubCo.

(b) On the Closing Date and immediately following the First Effective Time, at the Second Effective Time, the Initial SPAC Surviving Sub will be merged with and into Second Merger Sub upon the terms and subject to the conditions set forth in this Agreement, the Second Plan of Merger and in accordance with the applicable provisions of the Companies Act, whereupon the separate corporate existence of the Initial SPAC Surviving Sub will cease and Second Merger Sub will continue its existence under the Companies Act as the surviving company (the “Subsequent SPAC Surviving Sub”). As a result of the Second Merger, the Subsequent SPAC Surviving Sub will become a wholly owned subsidiary of New PubCo.

(c) From and after the Second Effective Time, the Subsequent SPAC Surviving Sub will possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of SPAC, First Merger Sub, Second Merger Sub and Third Merger Sub, all as provided under the Companies Act.

2.5. Newco Merger.

(a) On the Closing Date and as promptly as practicable following the Second Effective Time, at the Third Effective Time, Third Merger Sub will be merged with and into Newco upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of the Companies Act, whereupon the separate corporate existence of Third Merger Sub will cease and Newco will continue its existence under the Companies Act as the surviving company (the “Newco Surviving Sub” and, together with the Subsequent SPAC Surviving Sub, the “Surviving Companies”). As a result of the Third Merger, the Newco Surviving Sub will be a wholly owned subsidiary of New PubCo.

(b) From and after the Third Effective Time, the Newco Surviving Sub will possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of Newco and Second Merger Sub, all as provided under Companies Act.

2.6. Closing. Unless this Agreement has been terminated and the Transactions herein contemplated have been abandoned pursuant to Article IX of this Agreement, and subject to the satisfaction or waiver of the conditions set forth in Article VIII of this Agreement, the Closing will occur by electronic exchange of documents at a time and date to be specified in writing by the Parties which will be no later than five (5) Business Days after satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such conditions), or at such other time, date and place as SPAC and the Company may mutually agree in writing.

2.7. Effective Times.

(a) Upon the terms and subject to the conditions set forth in this Agreement, the Parties will cause the Mergers to be consummated: (i) on the Closing Date and in accordance with Section 2.4(a), SPAC and First Merger Sub executing a plan of merger (the “First Plan of Merger”) substantially in the form attached as Exhibit I hereto and filing the First Plan of Merger and other documents as required to effect the First Merger pursuant to the Companies Act with the Registrar of Companies of the Cayman Islands as provided in the applicable provisions of the Companies Act; (ii) on the Closing Date and in accordance with Section 2.4(b), Initial SPAC Surviving Sub and Second Merger Sub executing a plan of merger (the “Second Plan of Merger”) substantially in the form attached as Exhibit J hereto and shall file the Second Plan of Merger and other documents as required to effect the Second Merger pursuant to the Companies Act with the Registrar of Companies of the Cayman Islands as provided in the applicable provisions of the Companies Act.; and (iii) on the Closing Date and in accordance with Section 2.4(c), Newco and Third Merger Sub executing a plan of merger (the “Third Plan of Merger”) substantially in the form attached as Exhibit K hereto and shall file the Third Plan of Merger and other documents as required to effect the Third Merger pursuant to the Companies Act with the Registrar of Companies of the Cayman Islands as provided in the applicable provisions of the Companies Act.

(b) The First Merger will become effective at the time when the First Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or such later time as First Merger Sub and SPAC may agree and specify pursuant to the Companies Act (such time as the First Merger becomes effective being the “First Effective Time”).

(c) The Second Merger will become effective at the time when the Second Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or such later time as Initial SPAC Surviving Sub and Second Merger Sub may agree and specify pursuant to the Companies Act (such time as the Second Merger becomes effective being the “Second Effective Time”).

(d) The Third Merger will become effective at the time when the Third Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or such later time as Third Merger Sub and Newco may agree and specify pursuant to the Companies Act (such time as the Third Merger becomes effective being the “Third Effective Time” and, together with the First Effective Time and the Second Effective Time, the “Effective Times”).

2.8. Effect of Mergers. At the Effective Times, the effect of the Mergers will be as provided in this Agreement, the First Plan of Merger, the Second Plan of Merger, the Third Plan of Merger and the applicable provisions of the Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the applicable Effective Time, all the property, rights, privileges of each of Newco and SPAC shall vest in the applicable Surviving Company, and all debts, liabilities, obligations and duties of each of Newco and SPAC shall become debts, liabilities, obligations and duties of the applicable Surviving Company.

2.9. Governing Documents.

(a) Immediately prior to the First Effective Time, the memorandum and articles of association of New PubCo shall be amended and restated in its entirety in the form set forth in Exhibit L hereto (the “New PubCo A&R Charter”) until thereafter changed or amended as provided therein or by applicable Legal Requirement.

(b) At the First Effective Time, the SPAC Governing Documents shall be amended and restated in their entirety to read the same as the memorandum and articles of association of First Merger Sub as in effect immediately prior to the First Effective Time, until, thereafter changed or amended as provided therein or by applicable Legal Requirement. At the Second Effective Time, the memorandum and articles of association of Initial SPAC Surviving Sub shall be amended and restated in its entirety to read the same as the memorandum and articles of association of Second Merger Sub as in effect immediately prior to the Second Effective Time, until, thereafter changed or amended as provided therein or by applicable Legal Requirement. At the Third Effective Time, the memorandum and articles of association of Newco shall be amended and restated in its entirety to read the same as the memorandum and articles of association of Third Merger Sub as in effect immediately prior to the Third Effective Time, until, thereafter changed or amended as provided therein or by applicable Legal Requirement.

2.10. Directors and Officers. From and after the First Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Legal Requirement and the Governing Documents of Initial SPAC Surviving Sub, the directors and officers of Initial SPAC Surviving Sub shall be the directors and officers of SPAC immediately prior to the First Effective Time. From and after the Second Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Legal Requirement and the Governing Documents of Subsequent SPAC Surviving Sub, the directors and officers of Subsequent SPAC Surviving Sub shall be the directors and officers of Subsequent SPAC Surviving Sub immediately prior to the Second Effective Time. From and after the Third Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Legal Requirement and the Governing Documents of Newco Surviving Sub, the directors and officers of Newco Surviving Sub shall be the directors and officers of Newco immediately prior to the Third Effective Time.

ARTICLE III

CLOSING TRANSACTIONS

3.1. Effect on SPAC Shares and Warrants, First Merger Sub, Second Merger Sub, Third Merger Sub and New PubCo.

(a) At the First Effective Time, by virtue of the First Merger and without any action on the part of the SPAC, New PubCo, First Merger Sub or any holder of any SPAC Shares:

(i) Cancellation of Certain SPAC Shares. All SPAC Shares that are owned by SPAC, First Merger Sub or any wholly owned subsidiary of the SPAC immediately prior to the First Effective Time, shall automatically be canceled, and no New PubCo Ordinary Shares or other consideration shall be delivered or deliverable in exchange therefor.

(ii) Conversion of SPAC Shares. Each SPAC Share issued and outstanding immediately prior to the First Effective Time (except for shares being cancelled pursuant to Section 3.1(a)) shall be converted into and shall for all purposes represent only the right to receive a number of validly issued, fully paid and non-assessable shares of New PubCo Ordinary Shares equal to 1.00 (the “SPAC Exchange Ratio”) (such shares referred to collectively as the “First Merger Consideration”). As of the First Effective Time, all of the SPAC Shares shall no longer be outstanding and shall automatically be canceled by virtue of the First Merger and each former holder of SPAC Shares shall thereafter cease to have any rights with respect to such securities, except the right to receive, in accordance with this Section 3.1, the First Merger Consideration and otherwise as expressly provided herein.

(iii) Conversion of First Merger Sub Shares. At the First Effective Time, each share of First Merger Sub that is issued and outstanding immediately prior to the First Effective Time shall automatically convert into one share of Initial SPAC Surviving Sub, which shall constitute the only outstanding share of Initial SPAC Surviving Sub and be owned by New PubCo.

(iv) Cancellation of New PubCo Ordinary Shares. Each share of New PubCo that is outstanding immediately prior to the First Effective Time shall cease to be outstanding and shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(v) Treatment of SPAC Warrants. At the First Effective Time, each SPAC Warrant that is outstanding and unexercised immediately prior to the First Effective Time, whether or not vested, shall be converted into and become a warrant to purchase New PubCo Ordinary Shares, and New PubCo shall assume each such SPAC Warrant in accordance with its terms (as in effect as of the date of this Agreement). All rights with respect to SPAC Shares under SPAC Warrants assumed by New PubCo shall thereupon be converted into rights with respect to New PubCo Ordinary Shares. Accordingly, from and after the First Effective Time: (i) each SPAC Warrant assumed by New PubCo may be exercised solely for shares of New PubCo Ordinary Shares; (ii) the number of shares of New PubCo Ordinary Shares subject to each SPAC Warrant assumed by New PubCo shall be determined by multiplying (A) the number of SPAC Shares that were subject to such SPAC Warrant, as in effect immediately prior to the First Effective Time by (B) the SPAC Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of New PubCo Ordinary Shares; (iii) the per share exercise price for the New PubCo Ordinary Shares issuable upon exercise of each SPAC Warrant assumed by New PubCo shall be determined by dividing (A) the per share exercise price of SPAC Shares subject to such SPAC Warrant, as in effect immediately prior to the First Effective Time, by (B) the SPAC Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any SPAC Warrant assumed by New PubCo shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such SPAC Warrant shall otherwise remain unchanged; provided, however, that to the extent provided under the terms of a SPAC Warrant, such SPAC Warrant assumed by New PubCo in accordance with this Section 3.1 shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend or distribution (including any dividend or distribution of securities convertible into New PubCo Ordinary Shares), reorganization, combination, exchange of shares, reverse stock split, consolidation of shares, reclassification, recapitalization or other like change with respect to New PubCo Ordinary Shares subsequent to the First Effective Time.

(b) At the Second Effective Time, by virtue of the Second Merger and without any action on the part of Initial SPAC Surviving Sub or Second Merger Sub:

(i) Cancellation of Certain Second Merger Sub Shares. All shares of Second Merger Sub that are owned by Second Merger Sub, Initial SPAC Surviving Sub or any wholly owned subsidiary of the Second Merger Sub immediately prior to the Second Effective Time, shall automatically be canceled, and no New PubCo Ordinary Shares or other consideration shall be delivered or deliverable in exchange therefor.

(ii) Conversion of Second Merger Sub Shares. At the Second Effective Time, each share of Second Merger Sub that is issued and outstanding immediately prior to the Second Effective Time shall automatically convert into one share of Subsequent SPAC Surviving Sub, which shall constitute the only outstanding share of Subsequent SPAC Surviving Sub and be owned by New PubCo.

(iii) Cancellation of Initial SPAC Subsidiary Shares. Each share of Initial SPAC Surviving Sub that is outstanding immediately prior to the Second Effective Time shall cease to be outstanding and shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

3.2. Effect on Newco Shares and Third Merger Sub. At the Third Effective Time, by virtue of the Third Merger and without any action on the part of Newco, New PubCo, Third Merger Sub or any holders of Newco Shares:

(a) Cancellation of Newco Shares. All Newco Shares that are owned by Newco (“Newco Treasury Shares”), Third Merger Sub or any wholly owned subsidiary of Newco immediately prior to the Third Effective Time shall automatically be canceled, and no New PubCo Ordinary Shares or other consideration shall be delivered or deliverable in exchange therefor.

(b) Conversion of Newco Shares. Each Newco Share issued and outstanding immediately prior to the Third Effective Time (except for Newco Treasury Shares and other shares being cancelled pursuant to Section 3.2(a)) shall be converted into and shall for all purposes represent only the right to receive the Per Share Consideration (the aggregate amounts of consideration allocated pursuant to this Section 3.2(b) and Section 3.3, collectively, the “Newco Shareholder Consideration”). All of the Newco Shares converted into the right to receive consideration as described in this Section 3.2(b) shall be automatically cancelled and extinguished and shall cease to exist, and each holder of Newco Shares shall thereafter cease to have any rights with respect to such securities, except the right to receive the applicable consideration described in this Section 3.2(b) into which such Newco Share shall have been converted or as otherwise provided in this Agreement and each former holder of Newco Shares shall thereafter cease to have any rights with respect to such securities, except as expressly provided herein.

(c) Conversion of Third Merger Sub Shares. At the Third Effective Time, each share of Third Merger Sub that is issued and outstanding immediately prior to the Third Effective Time shall automatically convert into one share of Newco Surviving Sub, which shall constitute the only outstanding share of Newco Surviving Sub and be owned by New PubCo.

3.3. Treatment of Company Options.

(a) Immediately prior to the Third Effective Time, the Company shall convert the exercise price and the Option Purchase Price of each then-outstanding Company Option which shall be expressed in U.S. dollars using the conversion rate published by the Central Bank of Brazil at the close of business on the day prior to the delivery of the Closing Payments Schedule. At the Third Effective Time:

(i) All Vested Company Options outstanding immediately prior to the Third Effective Time shall, automatically and without any action on the part of any Company Optionholder or beneficiary thereof, be “net exercised” in full immediately prior to the Third Effective Time, pursuant to which (A) the Company will withhold a number of Company Shares issuable upon such exercise in order to satisfy the exercise price applicable to such Vested Company Options, based on a price per Company Share equal to the Per Share Merger Consideration Value, and (B) at the Third Effective Time, such net number of Company Shares issuable to the Company Optionholder (after giving effect to clause (A) above) (the “Net Vested Option Shares”) shall be converted into a number of New PubCo Ordinary Shares determined by multiplying (1) such number of Net Vested Option Shares by (2) the Exchange Ratio, rounded to the nearest whole share. For the avoidance of doubt, (i) the rounding of any shares pursuant to this Section 3.3(a)(i) shall be determined on an award-by-award basis and (ii) the number of Net Vested Option Shares with respect to any applicable award of Vested Company Options will be determined (on an award-by-award basis) as follows: (I) first, the aggregate exercise price of the applicable award of Vested Company Options will be determined by multiplying the aggregate number of Company Shares issuable pursuant to such award of Vested Company Options by the exercise price per Company Share applicable to each such Vested Company Option thereunder (the “Aggregate Exercise Price”), (II) then the number of Company Shares required to satisfy the Aggregate Exercise Price applicable to such award of Vested Company Options will be determined by dividing the Aggregate Exercise Price of such award of Vested Company Options by the Per Share Merger Consideration Value (for these purposes, “Per Share Merger Consideration Value” will be calculated as the quotient of (a) (x) $620,000,000, plus (y) the aggregate per share exercise price with respect to all Vested Company Options outstanding immediately prior to Closing, as if such Vested Company Options were exercised in full immediately prior to the Closing (without giving effect to “net exercise” under this Section 3.3(a)(i))

divided by (b) the sum of (x) the Newco Shares outstanding immediately prior to the Third Effective Time (after giving effect to the Pre-Closing Exchange) and (y) the Company Shares that, immediately prior to the net exercise contemplated under this Section 3.3(a)(i), are issuable upon exercise in full of all then-outstanding Vested Company Options) (“Option Shares Needed to Cover”), (III) then the Net Vested Option Shares applicable to such award of Vested Company Options will be determined by subtracting the applicable Option Shares Needed to Cover from the aggregate number of Company Shares underlying such award of Vested Company Options.

(ii) All outstanding Unvested Company Options immediately prior to the Third Effective Time shall, immediately prior to Closing, automatically and without any action on the part of any Company Optionholder or beneficiary thereof, be assumed by New PubCo, and each such Unvested Company Option shall be converted into an option to purchase New PubCo Ordinary Shares (each, a “Converted Option”). Each Converted Option shall continue to have and be subject to substantially the same terms and conditions as were applicable to such Unvested Company Option immediately before the Third Effective Time (including vesting, expiration date and exercise provisions), except that: (x) each Converted Option shall be exercisable for that number of New PubCo Ordinary Shares equal to the product (rounded down to the nearest whole share) of (A) the number of Company Shares subject to the Unvested Company Option immediately before the Third Effective Time multiplied by (B) the Exchange Ratio; and (y) the per share exercise price for New PubCo Ordinary Share issuable upon exercise of the Converted Option shall be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (A) the exercise price per Company Share of such Unvested Company Option immediately before the Third Effective Time by (B) the Exchange Ratio; provided, however, that the exercise price and the number of New PubCo Ordinary Shares purchasable under each Converted Option shall be determined in a manner consistent with the requirements of Section 409A of the Code and the applicable regulations promulgated thereunder; provided, further, that in the case of any Unvested Company Option to which Section 422 of the Code applies, the exercise price and the number of New PubCo Ordinary Shares purchasable under such Converted Option shall be determined in accordance with the foregoing in a manner that satisfies the requirements of Section 424(a) of the Code.

(b) Prior to the Third Effective Time, the Company shall deliver to each Company Optionholder a notice setting forth the effect of the Mergers (including the Third Merger) on such Company Optionholder’s Company Options and describing the treatment of such Company Options in accordance with this Section 3.3.

(c) Prior to the Third Effective Time, the Company shall take all necessary or appropriate actions to: (i) effectuate the provisions of this Article III; and (ii) ensure that after the Effective Times (including the Third Effective Time), neither any holder of Company Options, any beneficiary thereof, nor any other participant in the Company Share Plan shall have any right thereunder to acquire any securities of the Company or New PubCo or to receive any payment or benefit with respect to any award previously granted under the Company Share Plan, except as provided in this Article III. At the Third Effective Time, New PubCo shall assume the Company Share Plan, provided that all references to “Company” in the Company Share Plan and the documents governing the Converted Options after the Effective Times (including the Third Effective Time) will be deemed references to New PubCo and the number of New PubCo Ordinary Shares available for awards under the Company Share Plan shall be determined by adjusting the number of Company Shares available for awards under the Company Share Plan immediately before the Third Effective Time in accordance with the Exchange Ratio; provided, that any New PubCo Ordinary Shares available for awards under the Company Share Plan as of the Third Effective Time shall not be available for future awards under either the Company Share Plan or the New PubCo Equity Plan following the Third Effective Time.

(d) New PubCo shall (i) reserve for issuance the number of New PubCo Ordinary Shares that will become subject to the Converted Options and (ii) issue or cause to be issued the appropriate number of New PubCo Ordinary Shares, upon the exercise of the Converted Options. As soon as practicable following the Closing, New PubCo will prepare and file with the SEC a registration statement on Form S-8 (or other appropriate form) registering a number of shares of New PubCo Ordinary Shares necessary to fulfill New PubCo’s obligations under this Section 3.3. The Company and its counsel shall reasonably cooperate with and assist New PubCo in the preparation of such registration statement.

3.4. Exchange Procedures. Following the date hereof and prior to the Effective Times, New PubCo shall appoint an exchange agent reasonably acceptable to the Company (the “Exchange Agent”) to act as the exchange agent in connection with the Mergers and, if required by the Exchange Agent, enter into an exchange agent agreement with the Exchange Agent (the “Exchange Agent Agreement”) in a form and substance that is reasonably acceptable to the Company and New PubCo; provided, however, that (i) Continental Trust is deemed to be reasonably acceptable and (ii) New PubCo shall afford the Company opportunity to review any proposed Exchange Agent Agreement prior to execution, and shall accept the Company’s reasonable comments thereto.

3.5. Issuance of the Closing Number of Securities.

(a) At the Closing, New PubCo shall issue to each Newco Shareholder that has complied with the procedures to be agreed upon with the Exchange Agent, the number of shares of New PubCo Ordinary Shares to which each Newco Shareholder is entitled in respect of its Newco Shares pursuant to Section 3.2(a).

(b) At the Closing, New PubCo shall issue to each SPAC Shareholder that has complied with the procedures to be agreed upon with the Exchange Agent, the number of shares of New PubCo Ordinary Shares to which each SPAC Shareholder is entitled in respect of its Newco Shares pursuant to Section 3.1(a).

(c) Notwithstanding anything in this Agreement, no fraction of a New PubCo Ordinary Share shall be issued by virtue of the Mergers, and the Persons who would otherwise be entitled to a fraction of a New PubCo Ordinary Share (after aggregating all fractional New PubCo Ordinary Shares that otherwise would be received by such Person) shall receive from New PubCo, in lieu of such fractional share: (i) one New PubCo Ordinary Share if the aggregate amount of fractional New PubCo Ordinary Shares such Person would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no New PubCo Ordinary Shares if the aggregate amount of fractional New PubCo Ordinary Shares such Person would otherwise be entitled to is less than 0.50.

(d) The number of New PubCo Ordinary Shares that each Person is entitled to receive as a result of the Mergers and as otherwise contemplated by this Agreement shall be adjusted to reflect appropriately the effect of any stock split, division or subdivision of shares, stock dividend or distribution (including any dividend or distribution of securities convertible into New PubCo Ordinary Shares), reorganization, combination, exchange of shares, reverse stock split, consolidation of shares, reclassification, recapitalization or other like change with respect to New PubCo Ordinary Shares occurring on or after the date hereof and prior to the Closing.

3.6. SPAC Financing Certificate. Not later than two (2) Business Days prior to the Closing Date, SPAC shall deliver to Newco written notice (the “Financing Certificate”) setting forth: (a) the aggregate amount of cash proceeds that will be required to satisfy any exercise of the SPAC Shareholder Redemptions; (b) the estimated amount of SPAC Cash and Transaction Costs as of the Closing; and (c) the number of SPAC Class A Ordinary Shares to be outstanding as of the Closing after giving effect to the SPAC Shareholder Redemptions and the issuance of SPAC Class A Ordinary Shares pursuant to the Subscription Agreements and the terms of this Agreement and the Sponsor Letter Agreement. SPAC shall also deliver to Newco (x) a certificate of the Chief Financial Officer of SPAC certifying that the amounts set forth in the Financing Certificate have been prepared in accordance with this Agreement and (y) reasonable relevant supporting documentation used by SPAC in calculating such amounts, including with respect to Transaction Costs. Newco and its Representatives shall have a reasonable opportunity to review and to discuss with SPAC and its Representatives the documentation provided pursuant to this Section 3.6 and any relevant books and records of SPAC. SPAC and its Representatives shall reasonably assist Newco and its Representatives in its review of the documentation and shall consider in good faith Newco’s comments to the Financing Certificate, and if any adjustments are made to the Financing Certificate prior to the Closing (with Newco’s prior written consent), such adjusted Financing Certificate shall thereafter become the Financing Certificate for all purposes of this Agreement. The Financing Statement and the determinations contained therein shall be prepared in accordance with the applicable definitions contained in this Agreement. Newco shall be entitled to rely in all respects on the Financing Certificate.

3.7. Closing Calculations. Newco and the Company shall deliver to SPAC, no later than three (3) Business Days prior to the Closing Date written notice (the “Closing Payments Schedule”) setting forth: (a) the calculation of the Newco Shareholder Consideration and (b) the allocation of the Newco Shareholder Consideration among the Newco Shareholders. Newco and the Company shall also deliver to SPAC, (x) a certificate of the Chief Financial Officer of Newco certifying that the amounts set forth in the Closing Payments Schedule have been prepared in accordance with this Agreement and Newco’s and the Company’s Governing Documents and (y) reasonable relevant supporting documentation used by Newco and the Company in calculating such amounts. SPAC and its Representatives shall have a reasonable opportunity to review and to discuss with Newco and its Representatives the documentation provided pursuant to this Section 3.7 and any relevant books and records of Newco and its Subsidiaries. Newco and its Representatives shall reasonably assist SPAC and its Representatives in its review of the documentation and shall consider in good faith SPAC’s comments to the Closing Payments Schedule, and if any adjustments are made to the Closing Payments Schedule prior to the Closing, such adjusted Closing Payments Schedule shall thereafter become the Closing Payments Schedule for all purposes of this Agreement. The Closing Payments Schedule and the determinations contained therein shall be prepared in accordance with the applicable definitions contained in this Agreement. New PubCo, SPAC, First Merger Sub, Second Merger Sub and Third Merger Sub will be entitled to rely in all respects upon the Closing Payments Schedule.

3.8. Earn-Out Shares.

(a) If the conditions set forth in this Section 3.8 are satisfied, New PubCo shall issue to the Earn-Out Participants, in accordance with their Earn-Out Proportion, a total of up to 2,500,000 newly issued New PubCo Ordinary Shares (such New PubCo Ordinary Shares, together with any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted, and any additional shares issued in lieu of fractional shares pursuant hereto, the “Earn-Out Shares”), as follows:

(i) if at any time during the 5 year period following the Closing Date (the end of such period, the “First Release Date”) the closing share price of the New PubCo Ordinary Shares is greater than or equal to $12.50 over any 20 Trading Days within any consecutive 30 Trading Day period, one-half of the Earn-Out Shares shall be issued; and

(ii) if at any time during the 5 year period following the Closing Date (the end of such period, the “Second Release Date”) the closing share price of the New PubCo Ordinary Shares is greater than or equal to $15.00 over any 20 Trading Days within any consecutive 30 Trading Day period, one-half of the Earn-Out Shares shall be issued (in addition to any Earn-Out Shares issued pursuant to Section 3.8(a)(i)).

(b) If (i) the First Release Date or the Second Release Date occurs on a day that is not a Trading Day, then the “First Release Date” or the “Second Release Date” (as applicable) shall for all purposes of this Agreement be deemed to occur on the next following Trading Day, and (ii) if New PubCo or any of its affiliates enters into a definitive agreement with respect to an Acceleration Event (as defined below) on or prior to the First Release Date or the Second Release Date, then the First Release Date of the Second Release Date (as applicable) shall be automatically extended and shall be deemed to occur on the earlier of (A) the consummation of such Acceleration Event and (B) the termination of such definitive agreement with respect to such Acceleration Event in accordance with its terms.

(c) The New PubCo Ordinary Share price targets in Sections 3.8(a)(i) and (a)(ii) shall be equitably adjusted for stock split, division or subdivision of shares, stock dividend or distribution (including any dividend or distribution of securities convertible into New PubCo Ordinary Shares), reorganization, combination, exchange of shares, reverse stock split, consolidation of shares, reclassification, recapitalization or other like change affecting the New PubCo Ordinary Shares after the Effective Times.

(d) In the event of the satisfaction of the threshold set forth in Section 3.8(a)(i) on or prior to the First Release Date or the threshold set forth in Section 3.8(a)(ii) on or prior to the Second Release Date, as soon as practicable (but in any event within five (5) Business Days) after such satisfaction, New PubCo shall issue such Earn-Out Shares to the Earn-Out Participants as a result thereof (for the avoidance of doubt, for all purposes hereunder, such Earn-Out Participants shall be deemed entitled to such Earn-Out Shares as of the date of satisfaction of the threshold set forth in Section 3.8(a)(i) or the threshold set forth in Section 3.8(a)(ii), notwithstanding the issuance of such Earn-Out Shares following such date of satisfaction).

(e) In the event of the failure of the satisfaction of the threshold set forth in Section 3.8(a)(i) on or prior to the First Release Date, or the failure of the satisfaction of the threshold set forth in Section 3.8(a)(ii) on or prior to the Second Release Date, the right and entitlement herein to the portion of the Earn-Out Shares that is the subject of the applicable threshold shall be forfeited by the Earn-Out Participants.

(f) Following the Closing, including during the 5 year period following the Closing Date, New PubCo and its Subsidiaries, including the Group Companies, will be entitled to (i) operate their respective businesses based upon their respective business requirements and in their own business judgment, and (ii) make changes in their respective sole discretion to their respective operations, organization, personnel, accounting practices and other aspects of their respective businesses, including actions that may have an impact on whether any thresholds in respect of Earn-Out Shares have been met, and none of the holders of Company Shares as of the Closing will have any right to claim the loss of all or any portion of the Earn-Out Shares or other damages as a result of such decisions.

(g) If, during the 5 year period following the Closing Date, (i) there is a transaction that results in New PubCo Ordinary Shares being converted into the right to receive cash or other consideration having a value (in the case of any non-cash consideration, as provided in the definitive transactions documents for such transaction, or if not so provided, determined by the board of directors of New PubCo (the “New PubCo Board”) in good faith) in excess of the threshold set forth in Section 3.8(a)(i) on or prior to the First Release Date, or the threshold set forth in Section 3.8(a)(ii) on or prior to the Second Release Date (each as equitably adjusted for stock split, division or subdivision of shares, stock dividend or distribution (including any dividend or distribution of securities convertible into New PubCo Ordinary Shares), reorganization, combination, exchange of shares, reverse stock split, consolidation of shares, reclassification, recapitalization or other like change affecting the New PubCo Ordinary Shares after the date of this Agreement) (an “Acceleration Event”), then the Earn-Out Shares subject to the applicable threshold shall be issued to the Earn-Out Participants effective as of immediately prior to the consummation of such transaction, or otherwise treated as so issued in connection therewith, so as to ensure that the recipients of such Earn-Out Shares shall receive such Earn-Out Shares, and all proceeds thereof, in connection with such transaction, and (ii) there is a transaction that will result in New PubCo Ordinary Shares being converted into the right to receive cash or other consideration having a value (in the case of any non-cash consideration, as provided in the definitive transactions documents for such transaction, or if not so provided, determined by the New PubCo Board in good faith) less than the threshold set forth in Section 3.8(a)(i) on or prior to the First Release Date, or the threshold set forth in Section 3.8(a)(ii) on or prior to the Second Release Date, (each as equitably adjusted for stock split, division or subdivision of shares, stock dividend or distribution (including any dividend or distribution of securities convertible into New PubCo Ordinary Shares), reorganization, combination, exchange of shares, reverse stock split, consolidation of shares, reclassification, recapitalization or other like change affecting the New PubCo Ordinary Shares after the date of this Agreement), then the Earn-Out Shares that remain subject to the applicable threshold shall be forfeited.

(h) At the time that any Earn-Out Shares become vested pursuant to this Section 3.8, New PubCo shall remove any legends, stock transfer restrictions, stop transfer orders or similar restrictions with respect to the Earn-Out Shares related to such vesting.

(i) The Earn-Out Participants are intended third party beneficiaries of this Section 3.8, and shall be entitled to enforce the same by action of the Earn-Out Participants who together received at least 20% of the Newco Shareholder Consideration.

3.9. Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Exchange Agent, SPAC, the Company, and New PubCo, and their respective Affiliates, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment under applicable Legal Requirements. If any deduction or withholding is so required in connection with any such payments (other than compensatory payments to employees of the Group Companies), Exchange Agent, SPAC or New PubCo, as applicable, shall provide written notice to the Company of the amounts to be deducted and withheld no later than ten (10) Business Days prior to such payment. Each Party shall expend commercially reasonable efforts to (a) avail itself of any available exemptions from, or any refunds, credits or other recovery of, any such Tax deductions and withholdings and shall cooperate with the other Parties in providing any information and documentation that may be necessary to obtain such exemptions, refunds, credits or other recovery and (b) eliminate or minimize the amount of any such Tax deductions and withholdings. To the extent that amounts are so deducted and withheld and paid over to the appropriate Governmental Entity in accordance with applicable Legal Requirements, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

3.10. Taking of Necessary Action; Further Action. If, at any time after the Effective Times, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Newco Surviving Sub following the Third Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Third Merger Sub, and to vest the Initial SPAC Surviving Sub following the First Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of SPAC and the First Merger Sub, the officers, directors, managers and members, as applicable, (or their designees) of the Company and Third Merger Sub, on the one hand, and SPAC and First Merger Sub, on the other hand, and New PubCo, are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the letter dated as of the date of this Agreement delivered by the Company to SPAC prior to or in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to SPAC, New PubCo, First Merger Sub, Second Merger Sub and Third Merger Sub that each statement contained in this Article IV is true and correct as of the date hereof and as of the Closing Date:

4.1. Organization and Qualification. The Company (a) is a corporation duly formed, validly existing and in good standing (to the extent such concept exists) under Brazilian law and (b) has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business in each jurisdiction in which it is conducting its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Complete and correct copies of the Governing Documents of the Company as currently in effect, have been made available to SPAC. The Company is not in violation of any provisions of the Company’s Governing Documents in any material respect.

4.2. Company Subsidiaries.

(a) The Company’s direct and indirect Subsidiaries, together with their jurisdiction of incorporation or organization, as applicable, are listed on Schedule 4.2(a) of the Company Disclosure Letter (the “Company Subsidiaries”). Except as set forth in Schedule 4.2(a) of the Company Disclosure Letter, the Company owns, directly or indirectly, all of the outstanding equity securities of the Company Subsidiaries, free and clear of all Liens (other than Permitted Liens). Except for the Company Subsidiaries, the Company does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person or have any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other Contract, binding understanding, option, warranty or undertaking of any nature, as of the date hereof under which it may become obligated to make, any future investment in or capital contribution to any other entity.

(b) Each Company Subsidiary is duly incorporated, formed or organized, validly existing and in good standing (to the extent such concept exists in the relevant jurisdiction) under the laws of its jurisdiction of incorporation, formation or organization and has the requisite corporate, limited liability company or equivalent power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each Company Subsidiary is duly licensed or qualified to do business in each jurisdiction in which the conduct of its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Complete and correct copies of the Governing Documents of each Company Subsidiary, as amended and currently in effect, have been made available to SPAC. No Company Subsidiary is in violation of any provisions of its Governing Documents in any respect.

(c) Except as disclosed on Schedule 4.2(c) of the Company Disclosure Letter, all issued and outstanding share capital, shares of capital stock, limited liability company interests and equity interests of each Company Subsidiary (i) have been duly authorized, validly issued, fully paid and are non-assessable (in each case, to the extent that such concepts are applicable), (ii) are not subject to, nor have been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right and (iii) have been offered, sold and issued in all material respects in compliance with applicable Legal Requirements and the applicable Company Subsidiary’s respective Governing Documents.

(d) There are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which any Company Subsidiary is a party or by which it is bound obligating such Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any ownership interests of such Company Subsidiary or obligating such Company Subsidiary to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

4.3. Capitalization of the Company.

(a) Schedule 4.3(a) of the Company Disclosure Letter sets forth, as of the date hereof, (i) the authorized share capital of the Company, (ii) the number, class and series of Company Shares owned by each holder of Company Shares, together with the name of each registered holder thereof, (iii) a list of all holders of outstanding Company Options, including the number of Company Shares subject to each such Company Option, the grant date, and exercise price for such Company Option, the extent to which such Company Option is vested and exercisable and the date on which such Company Option expires. Except as disclosed on Schedule 4.3(a)(iv) of the Company Disclosure Letter, each Company Option (A) has been granted in compliance with all applicable Legal Requirements and (B) is, and at all times has been, exempt from Section 409A of the Code.

(b) Except for currently outstanding Company Options which have been granted to current or former employees, consultants or directors pursuant to the Company Share Plan, a reservation of Company Shares for direct issuances or purchases upon exercise of Company Options under the Company Share Plan or as disclosed on Schedule 4.3(a) of the Company Disclosure Letter, (i) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of the Company or any of its Subsidiaries is authorized or outstanding, and (ii) there is no commitment by the Company or its Subsidiaries to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other similar equity rights, to distribute to holders of their respective equity securities any evidence of indebtedness, to repurchase or redeem any securities of the Company or its Subsidiaries or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security. As of the date hereof, there are no declared or accrued unpaid dividends with respect to any Company Shares.

(c) Except as disclosed on Schedule 4.3(c) of the Company Disclosure Letter, all issued and outstanding Company Shares are, and all Company Shares which may be issued pursuant to the exercise of Company Options, when issued in accordance with the terms of the Company Options, will be, (i) duly authorized, validly issued, fully paid and non-assessable and (ii) not subject to any preemptive rights created by statute, the Company’s Governing Documents or any agreement to which the Company is a party. All issued and outstanding Company Shares and Company Options were issued in compliance with applicable Legal Requirements.

(d) No outstanding Company Shares are subject to vesting or forfeiture rights or repurchase by a Group Company. There are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation or other similar rights issued by any Group Company.

(e) All distributions, dividends, repurchases and redemptions in respect of the share capital (or other equity interests) of the Company were undertaken in compliance with the Company’s Governing Documents then in effect, any agreement to which the Company then was a party and in all material respects in compliance with applicable Legal Requirements.

(f) Except as disclosed on Schedule 4.3(e) of the Company Disclosure Letter or as set forth in the Company’s Governing Documents or in connection with the Transactions, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings, to which any Group Company is a party or by which any Group Company is bound with respect to any ownership interests of the applicable Group Company.

(g) Except as disclosed on Schedule 4.3(g) of the Company Disclosure Letter, as provided for in this Agreement or as contemplated by the Transaction, immediately following the consummation of the Transactions, no shares, shares of capital stock, warrants, options or other securities of any Group Company will be issued and no rights in connection with any shares, warrants, options or other securities of any Group Company will accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

4.4. Authority Relative to this Agreement. The Company has all requisite corporate power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party; and (b) carry out the Company’s obligations hereunder and thereunder and to consummate the Transactions to which it is a party. The execution and delivery by the Company of this Agreement and the other Transaction Agreements to which it is a party and the consummation by the Company of the Transactions to which it is a party have been duly and validly authorized by the Company’s board of directors and, except for receipt of the approval of the Shareholders of the Company as required by the Companies Act and the approvals described in Section 4.5(b), no other proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions. This Agreement and the other Transaction Agreement to which it is a party have been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery thereof by the other Parties, constitute the legal and binding obligations of the Company, enforceable against the Company in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.

4.5. No Conflict; Required Filings and Consents.

(a) Assuming that the consents, approvals, orders, authorizations, registrations, filings, notices or permits referred to in Section 4.5(b) and on Schedule 4.5(a) of the Company Disclosure Letter are duly and timely obtained or made, the execution and delivery by the Company of this Agreement does not, the performance of this Agreement by the Company will not, and the consummation of the Transactions will not: (i) conflict with or result in a violation or breach of or default under any provision of the Company’s Governing Documents; (ii) conflict with or violate any applicable Legal Requirements; (iii) result in any breach of or constitute a default (with or without notice or lapse of time, or both) under, or impair the Company’s or any of its Subsidiaries’ rights or, in a manner adverse to any of the Group Companies, or give to any third party any rights of termination, amendment, acceleration (including any forced repurchase) or cancellation under, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties or assets of any of the Group Companies pursuant to, any Company Material Contracts, except, with respect to clauses (ii) and (iii) as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement, or the other Transaction Agreements to which the Company is a party, by the Company does not, and the performance of its obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except for: (i) the filing of the Third Plan of Merger and associated documents in accordance with the Companies Act; (ii) for applicable requirements, if any, of the Securities Act, the Exchange Act, blue sky laws, foreign securities laws and the rules and regulations thereunder, and appropriate documents with the relevant authorities of other jurisdictions in which the Company is qualified to do business; (iii) for the filing of any notifications required under the Antitrust Laws and the expiration of the required waiting periods thereunder, (iv) the consents, approvals, authorizations and permits described on Schedule 4.5(b)(iv) of the Company Disclosure Letter; and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.6. Compliance; Approvals. Except as disclosed in Schedule 4.6 of the Company Disclosure Letter:

(a) Each of the Group Companies has since the Reference Date complied with and is not in violation of any applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business, except for failures to comply or violations which, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect. No written or, to the Knowledge of the Company, oral notice, of non-compliance with any applicable Legal Requirements has been received by any of the Group Companies since the Reference Date, except for any potential non-compliance which, individually or in the aggregate, would not be reasonably likely to have a Company Material Adverse Effect.

(b) (i) Each Group Company is in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders from Governmental Entities (“Approvals”) necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, and (ii) each Approval held by the Group Companies is valid, binding and in full force and effect, in case of (i) and (ii), except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect.

(c) None of the Group Companies (i) are in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any such Approval, or (ii) have received any notice from a Governmental Entity that has issued any such Approval that it intends to cancel, terminate, modify or not renew any such Approval, except in the case of clauses (i) and (ii) as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect.

4.7. Financial Statements.

(a) The Company has made available to SPAC true and complete copies of: (i) the audited consolidated balance sheets of the Company as of December 31, 2020 and 2019, and the related consolidated statements of income (loss), changes in shareholders’ equity and cash flows of the Company for the fiscal years then ended (collectively, the “Audited 2020 and 2019 Financial Statements”); and (ii) the unaudited consolidated balance sheets of the Company as of June 30, 2021, and statements of income (loss), changes in shareholders’ equity and cash flows of the Company for the six-month period then ended (the “Unaudited Interim Financial Statements” and, together with the Audited 2020 and 2019 Financial Statements, the “Financial Statements”). The Financial Statements (x) present fairly, in all material respects, the financial position of the Company and its Subsidiaries, as at the respective dates thereof, and the results of their operations and their cash flows for the respective periods then ended (subject, in the case of the Unaudited Interim Financial Statements, to normal recurring year-end adjustments (the effect of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect) and the absence of footnotes); (y) were prepared in conformity with Brazilian GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and, in the case of the Unaudited Interim Financial Statements, the absence of footnotes); and (z) were prepared from the books and records of the Group Companies.

(b) The Company has established and maintained a system of internal controls designed to provide reasonable assurance (i) that transactions, receipts and expenditures of the Group Companies are being executed and made only in accordance with the Company management’s general or specific authorizations, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with Brazilian GAAP and to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Group Companies and (iv) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. To the knowledge of the Company, there is no “material weakness” in the internal controls over financial reporting of the Group Companies.

(c) There are no outstanding loans or other extensions of credit made by the Group Companies to any executive officer or director of the Company.

4.8. No Undisclosed Liabilities. The Group Companies have no liabilities (whether direct or indirect, absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet in accordance with Brazilian GAAP, except: (a) liabilities provided for in, or otherwise disclosed or reflected in the most recent balance sheet included in the Financial Statements or in the notes thereto; (b) liabilities arising in the ordinary course of the Company’s business since the date of the most recent balance sheet included in the Financial Statements or, as of the Closing Date, as otherwise permitted pursuant to Section 6.1; (c) liabilities incurred in connection with the Transaction; (d) as disclosed on Schedule 4.8 of the Company Disclosure Letter; or (e) liabilities that would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect.

4.9. Absence of Certain Changes or Events. Except as contemplated by this Agreement, since the date of the most recent balance sheet included in the Financial Statements through the date of this Agreement, each of the Group Companies has conducted its business in the ordinary course of business and there has not been: (a) any Company Material Adverse Effect; or (b) any action taken by any of the Group Companies that would be prohibited by Sections 6.1(l), 6.1(o) and 6.1(p) (and to the extent related to the foregoing clauses, Section 6.1(q)), if such action were taken on or after the date hereof without the consent of SPAC.

4.10. Litigation. Except as disclosed on Schedule 4.10 of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there is: (a) no pending or, to the Knowledge of the Company, threatened Legal Proceeding, or to the Knowledge of the Company, any investigation, against any Group Company or any of its properties or assets, or any of the directors, managers or officers of any Group Company with regard to their actions as such; (b) other than with respect to audits, examinations or investigations in the ordinary course of business conducted by a Governmental Entity, no pending or, to the Knowledge of the Company, threatened audit, examination or investigation by any Governmental Entity against any Group Company or any of its properties or assets, or any of the directors, managers or officers of any Group Company with regard to their actions as such; (c) no pending or threatened Legal Proceeding by any Group Company against any third party; (d) no settlement or similar agreement that imposes any ongoing obligation, restriction or penalty on any Group Company; and (e) no Order imposed or, to the Knowledge of the Company, threatened to be imposed only upon any Group Company or any of its respective properties or assets, or any of the directors, managers or officers of any Group Company with regard to their actions as such.

4.11. Employee Benefit Plans.

(a) Schedule 4.11(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each material Employee Benefit Plan and specifies whether such plan is a Foreign Plan. For each such material Employee Benefit Plan, the Group Companies have made available to SPAC a copy of such plan (or a description, if such plan is not written) and all amendments thereto and, as applicable: (i) all trust agreements or other funding arrangements and amendments thereto; (ii) the most recently prepared actuarial reports and financial statements and (iii) all material, non-routine correspondence relating thereto received from or provided to any Governmental Authority during the past three years.

(b) Each Employee Benefit Plan has been established, maintained and administered in all material respects in accordance with its terms and with all applicable Legal Requirements. To the Knowledge of the Company no fact or event exists that could reasonably be expected to give rise to any material Legal Proceeding or material tax, fine, lien or penalty with respect to any Employee Benefit Plan (other than claims for benefits in the ordinary course).

(c) Except as would not have a Company Material Adverse Effect, no Group Company or any of its subsidiaries has at any time in the past six (6) years sponsored or been obligated to contribute to, or had or is reasonably expected to have any liability in respect of any plan subject to Title IV of ERISA (including any multiemployer plan (within the meaning of Section 3(37) of ERISA) or any other defined benefit pension plan).

(d) None of the Employee Benefit Plans provides for any material, and the Group Companies have no material liability in respect of, post-retirement health, welfare or life insurance benefits or coverage for any participant or any beneficiary of a participant, except as may be required under the applicable Legal Requirements.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, with respect to any Employee Benefit Plan, no material actions, suits, claims (other than routine claims for benefits in the ordinary course), investigations or Legal Proceedings are pending, or, to the Knowledge of the Company, threatened against any Employee Benefit Plan or against any fiduciary thereof with respect thereto.

(f) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in connection with any other event(s): (i) result in any payment or benefit becoming due, or increase the amount of compensation or benefits payable, to any current or former employee, contractor or director of the Company or its subsidiaries or otherwise under any Employee Benefit Plan; (ii) result in the acceleration of the time of payment, funding or vesting of any benefits to any current or former employee, contractor or director of the Company or its subsidiaries or under any Employee Benefit Plan or (iii) give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code, any excise tax owing under Section 4999 of the Code or any other amount that would not be deductible under Section 280G of the Code.

(g) The Company maintains no obligations to gross-up or reimburse any individual for any tax or related interest or penalties incurred by such individual, including under Sections 409A, 457A or 4999 of the Code or otherwise.

(h) Schedule 4.11(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each material Employee Benefit Plan subject to the Legal Requirements of any jurisdiction outside the United States (each, a “Foreign Plan”). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each such Foreign Plan is in compliance with the applicable Legal Requirements of each jurisdiction in which such Foreign Plan is maintained, to the extent those Legal Requirements are applicable to such Foreign Plan, (ii) there are no pending, or to the Knowledge of the Company, threatened investigations by any Governmental Entity involving such Foreign Plan, and no pending, or to the Knowledge of the Company, threatened claims (except for claims for benefits payable in the normal operation of such Foreign Plan), actions, suits or proceedings against such Foreign Plan or asserting any rights or claims to benefits under such Foreign Plan, (iii) all employer contributions to each such Foreign Plan required by applicable Legal Requirements or by the terms of such Foreign Plan have been made in a timely manner; (iv) each such Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and, to the Knowledge of the Company, no event has occurred since the date of the most recent approval or application therefor relating to any such Foreign Plan that would reasonably be expected to adversely affect any such approval or good standing; (v) each such Foreign Plan required to be fully funded or fully insured, is fully funded or fully insured, including any back-service obligations, on an ongoing basis (determined using reasonable actuarial assumptions) in compliance with all applicable Legal Requirements; (vi) the consummation of the transactions contemplated by this Agreement will not by itself be reasonably expected to create or otherwise result in any material liability with respect to such Foreign Plan; and (vii) each Employee Benefit Plan, if intended to qualify for special tax treatment or tax-qualified treatment, meets all the requirement for such treatment and, to the Knowledge of the Company, no event has occurred with respect to such Foreign Plan that would reasonably be expected to cause the denial or loss of such special tax treatment or tax-qualified treatment.

4.12. Labor Matters.

(a) Except as disclosed in Schedule 4.12(a) of the Company Disclosure Letter or as would not be reasonably expected to have a Company Material Adverse Effect, (i) no Group Company is a party to or bound by, or currently negotiating in connection with entering into or amending, any labor agreement, collective bargaining agreement or other labor Contract with any labor union or other employee representative bodies; (ii) no employees of the Group Companies are represented by any labor union or other employee representative bodies with respect to their employment with the Group Companies; and (iii) there are no representation proceedings or petitions of employees or former employees of any Group Company or third parties, including Governmental Entities, seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened in writing to be brought or filed, with any labor relations tribunal having jurisdiction over the Company’s operations; and (iv) to the Knowledge of the Company, since the Reference Date, there have been no labor organizing activities involving any Group Company or with respect to any employees of the Group Companies or threatened in writing by any labor union or other employee representative bodies.

(b) Except as would not have a Company Material Adverse Effect, since the Reference Date, there have been no strikes, work stoppages, slowdowns, or other material labor disturbances against the Group Companies or, to the Knowledge of the Company, threatened in writing.

(c) To the Knowledge of the Company, the Group Companies and each of their employees and consultants are in compliance with the terms of any employment, nondisclosure, restrictive covenant, and consulting agreements between any Group Company and such individuals.

(d) To the Knowledge of the Company, no notice or complaint from or on behalf of any current or former employee of, or other individual who provided services to, any Group Company has been received by any Group Company since the Reference Date asserting or alleging sexual harassment or sexual misconduct against any other current or former appointed executive officer or director of any Group Company involving or relating to his or her services provided to any Group Company.

(e) Except as disclosed on Schedule 4.12(e) of the Company Disclosure Letter or as would not be reasonably expected to have a Company Material Adverse Effect, since the Reference Date, (i) there are no material complaints, charges, investigations, claims or other Legal Proceedings against the Group Companies pending or, to the Knowledge of the Company, threatened in writing that would be brought or filed, with any Governmental Entity based on, arising out of, or in connection with any labor and employment Legal Requirement, or employment practice of any Group Company; and (ii) each Group Company is in material compliance with all applicable Legal Requirements respecting labor, employment and employment practices.

(f) No Group Company is liable for any arrears of wages or penalties with respect thereto, other than as would not be reasonably expected to have a Company Material Adverse Effect.

(g) Except as disclosed on Schedule 4.12(g) of the Company Disclosure Letter or as would not be reasonably expected to have a Company Material Adverse Effect, the Group Companies have properly classified for all purposes (including (x) for Tax purposes, (y) for purposes of minimum wage and overtime and (z) for purposes of determining eligibility to participate in any statutory and non-statutory Employee Benefit Plan) all Persons who have performed services for or on behalf of each such entity, and have properly withheld and paid all applicable Taxes and statutory contributions and made all required filings in connection with services provided by such persons to the Group Companies in accordance with such classifications and there have been no Legal Proceedings or investigations pending or, to the Knowledge of the Company, threatened in writing relating to any of the foregoing.

4.13. Real Property; Tangible Property.

(a) No Group Company currently owns any real property or has in the past three years owned any real property.

(b) Except as would not be reasonably expected to have a Company Material Adverse Effect, each Group Company has a valid, binding and enforceable leasehold interest under each of the real property leases to which it is a party as of the date hereof as a lessee (the “Company Leased Properties”), free and clear of all Liens (other than Permitted Liens) and each of the leases, lease guarantees, agreements and documents related to any Company Leased Properties to which it is a party as of the date hereof, including all amendments, letter agreements, terminations and modifications thereof (collectively, the “Company Real Property Leases”), is in full force and effect as of the date hereof, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Schedule 4.13(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all Material Company Real Property Leases (as defined below).

(c) Except as would not be reasonably expected to have a Company Material Adverse Effect, (i) no Group Company is in breach of or default under any Company Real Property Lease, and, to the Knowledge of the Company, no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a default; and (ii) no Person other than the Group Companies has the right to use the Company Leased Properties, except as subleased by the respective Group Company to a sub-lessee.

(d) Except as disclosed on Schedule 4.13(d) of the Company Disclosure Letter or as would not be reasonably expected to have a Company Material Adverse Effect, each Group Company has good and marketable title to or other right or interest in, or a valid leasehold interest in or right to use, all of its tangible assets, free and clear of all Liens other than: (i) Permitted Liens; and (ii) the rights of lessors under any Company Real Property Lease.

4.14. Taxes. Except as disclosed on Schedule 4.14 of the Company Disclosure Letter:

(a) All material Tax Returns required to be filed by or on behalf of each Group Company have been duly and timely filed with the appropriate Governmental Entity (taking into account any extension of time to file granted or obtained) and all such Tax Returns are true, correct and complete in all material respects. All material amounts of Taxes due and payable by each Group Company (whether or not shown on any Tax Return) have been fully and timely paid, except with respect to matters being contested in good faith by appropriate proceeding and with respect to which adequate reserves have been made in accordance with GAAP.

(b) Each of the Group Companies has complied in all material respects with all applicable Legal Requirements related to the withholding and remittance of all material amounts of Tax and withheld and paid all material amounts of Taxes required to have been withheld and paid to the appropriate Governmental Entity.

(c) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Entity in writing (nor to the Company’s Knowledge is there any) against the any Group Company which has not been paid, resolved, settled or withdrawn or that is being contested in good faith through appropriate proceedings.

(d) No material Tax audit or other examination of any Group Company by any Governmental Entity is presently in progress, nor has the Company been notified in writing of any request nor, to the Company’s Knowledge, is there any request threatened in writing for such an audit or other examination.

(e) There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Group Companies.

(f) No Group Company has liability for a material amount of unpaid Taxes which has not been accrued for or reserved on the Company’s Financial Statements or in the SEC Financial Statements, other than any liability for unpaid Taxes that has been incurred since the end of the most recent fiscal year in connection with the operation of the business of the Group Companies in the ordinary course of business.

(g) No Group Company: (i) has any liability for the Taxes of another Person (other than any Group Company) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Legal Requirements) or as a transferee or a successor or by Contract (other than pursuant to commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); (ii) is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement (excluding commercial agreements entered into in the ordinary course of business and the principal purposes of which is not related to Taxes); or (iii) has, since the Reference Date, ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes, other than a group the common parent of which was and is the Company.

(h) No Group Company: (i) has consented to extend the time in which any material amount of Tax may be assessed or collected by any Governmental Entity (other than ordinary course extensions of time to file Tax Returns), which extension is still in effect; or (ii) has entered into or been a party to any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code.

(i) To the Knowledge of the Company, no Group Company has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization, in each case where it is required to file a material income Tax Return and does not file such a Tax Return.

(j) To the Knowledge of the Company, each Group Company is registered for the purposes of sales Tax, use Tax, Transfer Taxes, value added Taxes or any similar Tax in all jurisdictions where it is required by law to be so registered, in each case in all material respects, and has complied in all material respects with all Legal Requirements relating to such Taxes.

(k) All material related party transactions involving any Group Company are in material compliance with the arm’s length standards of applicable Tax Legal Requirements.

(l) No Group Company has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(m) No Group Company will be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date other than in the ordinary course of business; (ii) any change in method of accounting on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Legal Requirements); (iii) any prepaid amount received or deferred revenue recognized on or prior to the Closing Date, other than in respect of such amounts reflected in the balance sheets included in the Financial Statements or in the SEC Financial Statements, or received in the ordinary course of business since the date of the most recent balance sheet included in the Financial Statements or in the SEC Financial Statements; or (iv) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Legal Requirements.

(n) No claim has been made in writing (nor to the Company’s Knowledge has any claim been made) by any Governmental Entity in a jurisdiction in which any Group Company does not file Tax Returns that is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction.

(o) The Company has not taken any action, and is not aware of any fact or circumstance that would reasonably be expected, to prevent the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment.

(p) No advantage of any amnesty or tax installment program regarding Taxes (including ordinary installments, REFIS, PAES, PAEX and any similar plan) in the previous five (5) years have been taken by any Group Company.

4.15. Environmental Matters.

(a) Except as would not be reasonably expected to have a Company Material Adverse Effect:

(i) The Group Companies are, and have been for the past three years, in compliance with all Environmental Laws;

(ii) Neither the Company nor its Subsidiaries are party to any unresolved, pending or, to the Knowledge of the Company, threatened complaints, claims, actions, suits, investigations, inquiries, notices, judgments, decrees, injunctions, orders, requests for information or proceedings arising under or related to Environmental Laws;

(iii) To the Knowledge of the Company, no conditions currently exist with respect to Company Leased Properties that would reasonably be expected to result in any of the Group Companies incurring liabilities or obligations under Environmental Laws; and

(iv) To the Knowledge of the Company, no portion of any property currently or formerly owned, used, leased, or operated by any Group Company has been used by any Group Company for the handling, manufacturing, processing, generation, storage or disposal of Hazardous Substances in a manner other than in compliance with applicable Environmental Law and associated permits, approvals, authorizations, consents, licenses or certificates required by all applicable Environmental Laws.

4.16. Brokers; Third Party Expenses. Except for the fee arrangement disclosed in Schedule 4.16 of the Company Disclosure Letter, the Group Companies do not have any liability for brokerage, finders’ fees, agent’s commissions or any similar charges in connection with this Agreement or the Transactions on account of Contracts entered into by any Group Company.

4.17. Intellectual Property.

(a) Schedule 4.17(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of all of the following Intellectual Property that is owned by, and material to, any of the Group Companies: (i) issued Patents and pending applications for Patents; (ii) registered Trademarks and pending applications for registration of Trademarks; (iii) registered Copyrights and pending applications for registration of Copyrights; (iv) Internet domain names (the Intellectual Property referred to in clauses (i) through (iv), without any limitations as to materiality, collectively, the “Company Registered Intellectual Property”) and (v) material Group Company Software. All of the Company Registered Intellectual Property is subsisting, all of the Company Registered Intellectual Property is valid (except for any pending applications included therein, which are, to the Knowledge of the Company, valid), and to the Knowledge of the Company, all Company Registered Intellectual Property is enforceable in all material respects. None of the Owned Intellectual Property material to the operation of the business of any of the Group Companies has been adjudged invalid or unenforceable in whole or part, and to the Knowledge of the Company, all material Owned Intellectual Property is valid and enforceable in all material respects. All necessary registration, maintenance, renewal, and other relevant filing fees due through the date of this Agreement have been timely paid and all necessary documents and certificates in connection therewith have been timely filed with the relevant Patent, Trademark, Copyright, domain name registrar, or other authorities in the United States or foreign jurisdictions, as the case may be, for the purpose of maintaining each material item of the Company Registered Intellectual Property.

(b) The Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to all material Owned Intellectual Property and has a license, sublicense or otherwise possesses valid rights to use, license, sublicense, resell and commercialize (as currently used, licensed, sublicensed, resold and commercialized by the Group Companies) all other material Licensed Intellectual Property, in each case, free and clear of all Liens (other than Permitted Liens). The Owned Intellectual Property and the Licensed Intellectual Property when used within the scope of the applicable Inbound Licenses include all of the Intellectual Property necessary for, or used or held for use in, the conduct of each Group Company’s business as currently conducted in all material respects. To the Knowledge of the Company, all Licensed Intellectual Property used by the Company is duly licensed and used within the scope of its licenses in all material respects.

(c) Since the Reference Date, the Owned Intellectual Property and the conduct of the businesses of the Group Companies has not infringed, misappropriated or otherwise violated, and is not infringing, misappropriating or otherwise violating, any Intellectual Property rights of any Person. To the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any of the Owned Intellectual Property, and no such claims have been made in writing against any third party by any of the Group Companies since the Reference Date.

(d) There is no Legal Proceeding pending or, to the Knowledge of the Company, threatened against any of the Group Companies, and no Group Company has received since the Reference Date any written notice from any Person pursuant to which any Person is: (i) alleging that any Group Company or the conduct of the business of any of the Group Companies has infringed, misappropriated or otherwise violated any Intellectual Property rights of any third party; or (ii) contesting the scope, use, ownership, validity or enforceability of any of the Owned Intellectual Property. To the Knowledge of the Company, none of the Owned Intellectual Property is subject to any pending or outstanding injunction, order, judgment, settlement, consent order, ruling or other disposition of dispute that adversely restricts the use, transfer or registration of, or adversely affects the validity or enforceability of, any such Owned Intellectual Property in any material respect.

(e) No past or present director, officer, partner, shareholder, quotaholder, manager, employee, consultant, service provider or independent contractor of any of the Group Companies has any ownership or other rights in any material Owned Intellectual Property (other than the right to use such material Owned Intellectual Property in the performance of their activities for the Group Companies pursuant to a Contract with a Group Company). Each of the past and present directors, officers, partner, shareholder, quotaholder, manager, employees, consultants, service providers and independent contractors of any of the Group Companies who are or were engaged in creating or developing any material Owned Intellectual Property for the Group Companies has executed and delivered a written agreement (or has similar obligations pursuant to law), pursuant to which such Person has, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) agreed to hold all confidential and/or proprietary information of the Group Companies (or of another Person and held by any Group Company under an obligation to maintain the secrecy and confidentiality of such information) in confidence both during and for certain periods after such Person’s employment or retention, as applicable; (ii) presently assigned to such Group Company all of such Person’s rights, title and interest in and to all such material Intellectual Property created or developed for such Group Company in the course of such Person’s employment or retention thereby; and (iii) agreed to waive all moral rights such Person may have in any such material work which such Person created or authored for such Group Company in the course of such Person’s employment or retention thereby. To the Knowledge of the Company, there is no uncured breach by any such Person with respect to its obligation to assign Intellectual Property to any Group Company or to protect the Trade Secrets of the Group Companies under any such agreement. No past and present director, officer, partner, shareholder, quotaholder, manager, employee, consultant, service providers or independent contractor of any of the Group Companies or any Person has any ownership in Owned Intellectual Property in any material respect.

(f) Each of the Group Companies, as applicable, has taken commercially reasonable steps to maintain the secrecy, confidentiality and value of all Owned Intellectual Property and Licensed Intellectual Property (or any other Intellectual Property owned by another Person and held by such Group Company under an obligation to maintain the secrecy and confidentiality of such Intellectual Property) the value of which to any Group Company is contingent upon maintaining the confidentiality thereof. No such Intellectual Property that is material to any of the Group Companies or their respective businesses (i) has been authorized to be disclosed by one of the Group Companies, or (ii) has been disclosed to any of the Group Companies’ past or present employees or any other Person, in each case, other than as subject to a Contract restricting the disclosure and use of such Intellectual Property, and there is no uncured material breach by any employee or Person under any such Contract.

(g) Except as disclosed in Schedule 4.17(g) of the Company Disclosure Letter, no funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution has been or is being used in any material respect to create, in whole or in part, any material Owned Intellectual Property. To the Knowledge of the Company, no current or former employee, consultant or independent contractor of any of the Group Companies who contributed to the creation or development of any material Owned Intellectual Property was performing services for a Governmental Entity or any university, college, research institute or other educational institution related to any of the Group Companies’ businesses during a period of time during which such employee, consultant or independent contractor was also performing services for any of the Group Companies.

(h) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each of the Group Companies, as applicable, has taken commercially reasonable steps to maintain the secrecy, confidentiality and value of the source code included in the Group Company Software. Except as disclosed on Schedule 4.17(h) of the Company Disclosure Letter, no source code for any material Group Company Software has been delivered, licensed or made available to any escrow agent or other Person who is not, as of the date of this Agreement, an employee or contractor of a Group Company subject to confidentiality obligations in a Contract to the Group Company with respect to such source code. No Group Company has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any material Group Company Software to any escrow agent or other Person. Except as disclosed on Schedule 4.17(h) of the Company Disclosure Letter, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the delivery, license or disclosure of the source code for any material Group Company Software to any other Person (other than New PubCo or SPAC), including the execution, delivery or performance of this Agreement or any other Transaction Agreements or the consummation of any of the transactions contemplated hereby or thereby. To the Knowledge of the Company, the Group Company Software does not contain any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or code that could (i) materially disrupt or materially and adversely affect the functionality of the Group Company Software, or (ii) enable or assist any Person to access without authorization, any Group Company Software in any material respect.

(i) The Company or one of its Subsidiaries owns, or has a valid right to access, use, resell and commercialize (as applicable) all computer systems, Software, firmware, middleware, hardware, peripherals, servers, routers, hubs, switches, data communication lines, networks, interfaces, platforms and related systems, databases, websites and all other information technology equipment used by any Group Company as currently accessed, used, resold and commercialized by the Group Companies in all material respects (collectively, the “Company IT Systems”). The Company IT Systems are sufficient for the operation of the businesses of the Group Companies as currently conducted in all material respects. The Group Companies have taken commercially reasonable actions, consistent with industry practices, to protect the confidentiality, integrity and security of the Company IT Systems (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable (i) data backup, (ii) disaster avoidance and recovery procedures and (iii) business continuity procedures.

(j) Since the Reference Date, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there have been no failures, breakdowns, continued substandard performance or other adverse events (including any unauthorized use, access, interruption, modification or corruption) affecting any such Company IT Systems (or any information and transactions stored or contained therein or transmitted thereby). The Company IT Systems do not contain any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or other similar code or programs that could (i) materially disrupt or materially and adversely affect the functionality of any Company IT Systems, or (ii) enable or assist any Person to access without authorization, any Company IT Systems in any material respect.

(k) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, none of the Group Companies have incorporated any Open Source Software in, or used any Open Source Software in connection with, any Group Company Software or any other Software developed, licensed, distributed, used or otherwise exploited by any of the Group Companies in a manner that requires the contribution, distribution, licensing, attribution or disclosure to any third party of any portion of any proprietary Group Company source code or that would otherwise transfer the rights of ownership in any Owned Intellectual Property of any of the Group Companies to any Person. The Group Companies are in material compliance with the terms and conditions of all relevant licenses for Open Source Software used in the businesses of the Group Companies, including notice and attribution obligations.

(l) To the Knowledge of the Company, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the execution and delivery of this Agreement by the Group Companies and the consummation of the Transactions will not: (i) result in the breach of, or create on behalf of any third party the right to terminate or modify, any agreement relating to any Owned Intellectual Property or Licensed Intellectual Property; (ii) result in or require the grant, assignment or transfer to any other Person (other than New PubCo, SPAC or any of their respective Affiliates) of any license or other right or interest under, to or in any Owned Intellectual Property; or (iii) alter, encumber or cause a loss or impairment of any Owned Intellectual Property or Licensed Intellectual Property.

4.18. Privacy.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Group Companies, and, to the Knowledge of the Company, any Person acting for or on behalf of any of the Group Companies have since the Reference Date (in the case of any such Person, during the time such Person was acting for or on behalf of such Group Company and as applicable to such Group Company) complied with: (i) all applicable Privacy Laws; (ii) all of such Group Company’s applicable policies, records and notices regarding the Processing of Personal Information; and (iii) all of such Group Company’s applicable contractual obligations with respect to the receipt, collection, compilation, use, storage, Processing, sharing, safeguarding, security (technical, physical and administrative), disposal, destruction, disclosure, or transfer (including cross-border) of Personal Information (“Privacy Requirements”). Except as disclosed on Schedule 4.18 of the Company Disclosure Letter, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, none of the Group Companies have, since the Reference Date, (A) received any written notice of any requests (including from individuals exercising their rights under Privacy Laws) or claims of (including written notice from third parties acting on its or their behalves), nor have any of the Group Companies been charged with, a violation of any Privacy Requirements or (B) been subject to any threatened investigations, notices or requests from any Governmental Entity in relation to their data Processing activities or any alleged breaches of any Privacy Requirements.

(b) Each of the Group Companies has, as applicable, since the Reference Date, implemented and maintained appropriate and commercially reasonable safeguards, which safeguards are consistent with practices in the industry in which the applicable Group Company operates, to protect Personal Information and other confidential data in its possession or under its control against loss, theft, misuse or unauthorized access, transfer, use, modification or disclosure. The consummation of the Transactions will not breach any Privacy Requirement, except as would not, individually or in the aggregate, reasonably be expected to reasonably be expected to have a Company Material Adverse Effect.

(c) Since the Reference Date, (i) there have been no material breaches, security incidents, misuse of or unauthorized access to, unauthorized use or transfer, or disclosure of any Personal Information in the possession or control of any of the Group Companies or collected, used or Processed by or on behalf of any of the Group Companies, and (ii) none of the Group Companies have provided or been legally or contractually required to provide any notices to any Person in connection with any material breaches, security incidents, misuse of or unauthorized access to, unauthorized use or transfer, or disclosure of Personal Information. Each of the Group Companies has implemented commercially reasonable disaster recovery and business continuity plans, and taken actions consistent with such plans to safeguard the data and Personal Information in its possession or control.

4.19. Agreements, Contracts and Commitments.

(a) Schedule 4.19(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each Company Material Contract (as defined below) that is in effect as of the date of this Agreement. For purposes of this Agreement, “Company Material Contract” of the Group Companies shall mean each of the following Contracts to which a Group Company is a party as of the date hereof (other than any Employee Benefit Plan):

(i) any Contract or purchase commitment reasonably expected to result in future payments to or by any Group Company in excess of $2,000,000 per annum;

(ii) any Contract with (x) the top 10 customers of the Group Companies (the “Material Customers”) as measured by amounts received by the Group Companies on a consolidated basis for the 12-month period ended on December 31, 2020 and the 6-month period ended on June 30, 2021 and (y) the top 10 suppliers of the Group Companies as measured by amounts paid by the Group Companies on a consolidated basis for the 12-month period ended on December 31, 2020 and the 6-month period ended on June 30, 2021 (the “Material Suppliers”), in each case, other than purchase or service orders accepted, confirmed or entered into in the ordinary course of business;

(iii) any Contract that purports to limit in any respect (A) the localities in which the Group Companies’ businesses may be conducted, (B) any Group Company from engaging in any line of business or (C) any Group Company from developing, marketing or selling products or services, including any non-compete agreements or agreements limiting the ability of any of the Group Companies from soliciting customers or employees;

(iv) any Contract memorializing any Interested Party Transactions (other than those employment agreements, confidentiality agreements, non-competition agreements (for the benefit of a Group Company) or any other agreement of similar nature entered into in the Ordinary Course with employees or technical consultants) providing for annual payments in an amount equal to or greater than $2,000,000;

(v) any Contract in an amount equal to or greater than $2,000,000 that imposes obligations on any of the Group Companies to provide “most favored nation” pricing to any of its customers, or that contains any “take or pay” or minimum requirements with any of its suppliers, right of first refusal or other similar provisions with respect to any transaction engaged in by any of the Group Companies;

(vi) any Contract that is related to the governance or operation of any material joint venture, partnership or similar arrangement, other than such contract solely between or among any of the Group Companies;

(vii) any Contract for or relating to any borrowing of money by or from the Company in excess of $2,000,000 (excluding, for the avoidance of doubt, any intercompany arrangements solely between or among any of the Group Companies);

(viii) any Contract (A) providing for the grant of any preferential rights to purchase or lease any material asset of the Company; or (B) providing for any exclusive or preferred right to sell or distribute any material product or material service of the Group Companies taken as a whole;

(ix) any obligation to register any Company Shares or other securities of the Group Companies with any Governmental Entity (other than ordinary course requirements of foreign applicable Legal Requirements related to the recording with an applicable Governmental Entity of the ownership of non-U.S. Group Companies);

(x) any Contracts relating to the sale of any operating business of any Group Company or the acquisition by any Group Company of any operating business, whether by merger, purchase or sale of stock or assets or otherwise, in each case, for which any Group Company has any material outstanding payment obligations;

(xi) any Contract for the use by any of the Group Companies of any tangible property where the annual lease payments are greater than $500,000 (other than any lease of vehicles, office equipment or operating equipment made in the ordinary course of business) (the “Material Company Real Property Leases”);

(xii) any Contract under which any of the Group Companies: (A) obtains the right to use, or a covenant not to be sued under, any material Intellectual Property from any third party (“Inbound License”), other than Incidental Inbound Licenses; or (B) grants the right to use, or a covenant not to be sued under, any material Intellectual Property to any third party (other than non-exclusive licenses granted to suppliers, vendors, distributors, contractors or customers in the ordinary course of business);

(xiii) any Contract pursuant to which any Group Company (i) provided material source code containing or embodying any Group Company Software to a third party (other than contractors providing services to the Group Companies with respect thereto in the ordinary course of business) or (ii) granted a third party a contingent right to receive material source code containing or embodying any Group Company Software, whether pursuant to an escrow arrangement or otherwise;

(xiv) any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization, or works council or other employee representative bodies; and

(xv) any Contract that creates guarantees or liens of any nature on the Group Companies’ assets not in the ordinary course of business and in an amount equal to or greater than $2,000,000.

(b) Each Company Material Contract is in full force and effect and represents a legal, valid and binding obligation of the applicable Group Company party thereto and, to the Knowledge of the Company, represents a legal, valid and binding obligation of the counterparties thereto, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Neither the Company nor, to the Knowledge of the Company, any other party thereto, is in material breach of or in default under and, to the Knowledge of the Company, no event has occurred which with notice or lapse of time or both would become a material breach of or default under, any Company Material Contract, and to the Knowledge of the Company, no party to any Company Material Contract has given any written notice of any claim of any such breach, default or event or has provided any formal written notice of any intention to terminate, any such Company Material Contract. True, correct and complete copies of all Company Material Contracts have been made available to SPAC.

(c) Commercial Agents. Except as disclosed on Schedule 4.19(c) of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) there is no Person that acts (or has acted) as a commercial agent (representantes comerciais) of the Company, and the Company has never entered into any agency agreement to formalize such type of relationship, (ii) the Company is not liable for any indemnification rights to any commercial agent and (iii) there are no pending or threatened Claims in connection with any commercial agent (whether of individual or collective nature).

4.20. Insurance. Except as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect, (i) each of the Group Companies maintains insurance policies or fidelity or surety bonds (collectively, the “Insurance Policies”) covering such risks in respect of its business and assets as are customarily carried by Persons conducting business in the industries and geographies in which the Group Companies operate; (ii) the Insurance Policies are in full force and effect, (iii) the premiums due with respect to such Insurance Policies have been timely paid and no written notice of cancellation or termination or intent to cancel has been received by any of the Group Companies with respect to any material Insurance Policy, and (iv) there is no pending material claim by any Group Company under any of the existing Insurance Policies with respect to which coverage has been questioned, denied or disputed by the underwriters of such policies.

4.21. Interested Party Transactions. Except as disclosed on Schedule 4.21 of the Company Disclosure Letter or as would not, individually or in the aggregate, be material to the Group Companies, (a) No officer or director of the Company or any of their respective immediate family members, is indebted to the Group Companies for borrowed money, nor are any of the Group Companies indebted for borrowed money (or committed to make loans or extend or guarantee credit) to any of such Persons pursuant to any Contract or business arrangement with the Group Companies that is still in full force and effect as of the date hereof, and (b) to the Knowledge of the Company, no officer, director or direct holder of more than 5% of the equity securities of the Group Companies or any member of their immediate family is, directly or indirectly, a counterparty to (or controls a counterparty to) any Company Material Contract with any of the Group Companies that is still in full force and effect as of the date hereof (any such transactions in clauses (a) and (b), an “Interested Party Transaction”), in each case, other than: (i) for payment of salary, bonuses and other compensation for services rendered; (ii) reimbursement for reasonable expenses incurred in connection with any of the Group Companies; (iii) for other employee benefits made generally available to similarly situated Persons; (iv) as described in the Financial Statements, (v) for Contracts or transactions solely among the Group Companies, or (vi) related to any such Person’s ownership of Company Shares or other securities of the Group Companies or such Person’s employment or consulting arrangements with the Group Companies.

4.22. Information Supplied. The information relating to the Group Companies to be supplied by the Company in writing specifically for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement (or any amendment or supplement thereto) will not, on the date of filing or when the Registration Statement and the Proxy Statement is declared effective or the date that it is first mailed to the SPAC Shareholders, as applicable, or at the time of the Special Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, no representation is made by Company with respect to any other information that has been or will be included in the Registration Statement or the Proxy Statement or any projections or forecasts included therein.

4.23. Anti-Bribery; Anti-Corruption. Since the Reference Date, except as would not, individually or in the aggregate, reasonably be expected have a Company Material Adverse Effect, none of the Group Companies or, to the Knowledge of the Company, any of the Group Companies’ respective directors, officers, employees, Affiliates or any other Persons acting on their behalf, at their direction or for their benefit has, in connection with the operation of the business of the Group Companies, directly or indirectly: (a) made, offered or promised to make or offer any bribe, influence, payment, kickback, payoff, benefits or any other type of payment, to or for the benefit of any government official, candidate for public office, political party or political campaign, or any official of such party or campaign, for the purpose of: (i) influencing any official act or decision of such government official, candidate, party or campaign or any official of such party or campaign; (ii) inducing such government official, candidate, party or campaign or any official of such party or campaign to do or omit to do any act in violation of a lawful duty; (iii) obtaining or retaining business for or with any Person; or (iv) otherwise securing any improper advantage; (b) paid, offered or agreed or promised to make or offer any bribe, payoff, influence payment, kickback, unlawful rebate or other similar unlawful payment of any nature; (c) made, offered or agreed or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures; or (d) established or maintained any unlawful fund of corporate monies or other properties, in each case, that would be unlawful under any applicable provision of (i) the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§78dd-1, et seq., (ii) the United Kingdom Bribery Act 2010, (iii) Brazilian Federal Law No. 12,846/2013, (iv) Brazilian Federal Law No. 8,429/1992, (v) Brazilian Federal Law No. 9,613/1998, (vi) Brazilian Federal Law No. 12,813/2013, (vii) Brazilian Federal Law No. 8,666/1993, (viii) Brazilian Federal Law No. 14,133/2021, (ix) Brazilian Decree-Law No. 2,848/1940 or (x) any other applicable anti-corruption or anti-bribery Legal Requirements (collectively, the “Anti-Corruption Laws”). Since the Reference Date, none of the Group Companies or, to the Knowledge of the Company, any of the Group Companies’ respective directors, officers, or any of the Group Companies’ respective Affiliates, employees or any other

Persons acting on their behalf has ever been found by a Governmental Entity to have violated any Anti-Corruption Laws or has been the subject of any indictment or any governmental investigation with respect to applicable Anti-Corruption Laws. Since the Reference Date, the Group Companies have had and maintained a system or systems of internal controls reasonably designed to (x) promote compliance with the Anti-Corruption Laws and (y) prevent and detect violations of the Anti-Corruption Laws.

4.24. International Trade; Sanctions.

(a) Since the Reference Date, the Group Companies, the Group Companies’ respective directors, officers and, to the Knowledge of the Company, any of the Group Companies’ respective employees or any other Persons acting on their behalf, in connection with the operation of the business of the Group Companies, and in each case in all material respects: (i) have been in compliance with all applicable Customs & International Trade Laws, including all applicable Customs & International Trade Authorizations; (ii) have not been the subject of any civil or criminal fine, penalty, seizure, forfeiture, revocation of a Customs & International Trade Authorization, debarment or denial of future Customs & International Trade Authorizations in connection with any violation of any applicable Customs & International Trade Laws; and (iii) have not received any actual or, to the Knowledge of the Company, threatened claims or requests for information by a Governmental Entity with respect to Customs & International Trade Authorizations and compliance with applicable Customs & International Trade Laws and have not made any disclosures to any Governmental Entity with respect to any noncompliance with any applicable Customs & International Trade Laws.

(b) None of the Group Companies or any of the Group Companies’ respective directors, officers or, to the Knowledge of the Company, any of the Group Companies’ respective employees, Affiliates or any other Persons acting on their behalf is or has been since the Reference Date, a Sanctioned Person. Since the Reference Date, the Group Companies and the Group Companies’ respective directors, officers, or, to the Knowledge of the Company, any of the Group Companies’ respective Affiliates, employees or any other Persons acting on their behalf have, in connection with the operation of the business of the Group Companies, been in material compliance with any Sanctions. Since the Reference Date and to the Knowledge of the Company, (i) no Governmental Entity has initiated any action or imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of an authorization, debarment or denial of future authorizations against any of the Group Companies or any of their respective directors, officers or any of the Group Companies’ respective employees, Affiliates or any other Persons acting on their behalf in connection with any actual or alleged violation of any applicable Sanctions, (ii) there have been no actual or threatened claims or requests for information by a Governmental Entity received by a Group Company with respect to the Group Companies’ or any of their respective Affiliates’ compliance with applicable Sanctions and (iii) and no disclosures have been made to any Governmental Entity with respect to any actual or potential noncompliance with applicable Sanctions. The Group Companies have in place adequate controls and systems reasonably designed to ensure compliance with applicable Sanctions.

4.25. Customers and Suppliers. No Group Company has received any written or, to the Knowledge of the Company, oral notice that any Material Customer or Material Supplier intends to cease doing business with any Group Company or materially decrease the volume of business that it is presently conducting with any Group Company.

4.26. Board Approval; Vote Required. The Company Board, by unanimous written consent, has duly recommended that the Company Shareholders negotiate this Agreement. The Requisite Approval (the “Company Shareholder Approval”) is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the Transactions to which the Company is a party. The Company Minutes, if executed and delivered to the Company, would qualify as the Company Shareholder Approval and no additional approval or vote from any holders of any class or series of capital stock of the Company would then be necessary to adopt this Agreement and consummate the Transactions to which the Company is a party.

4.27. Disclaimer of Other Warranties. THE COMPANY HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS, NONE OF SPAC, NEW PUBCO, FIRST MERGER SUB, SECOND MERGER SUB, THIRD MERGER SUB NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO THE COMPANY OR ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO SPAC, NEW PUBCO, FIRST MERGER SUB, SECOND MERGER SUB, THIRD MERGER SUB OR ANY OF THEIR RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE. THE COMPANY HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. THE COMPANY ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF SPAC, NEW PUBCO, FIRST MERGER SUB, SECOND MERGER SUB AND THIRD MERGER SUB AND THEIR BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS, AND IN MAKING ITS DETERMINATION THE COMPANY HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF SPAC, NEW PUBCO, FIRST MERGER SUB, SECOND MERGER SUB OR THIRD MERGER SUB EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SPAC, NEW PUBCO, FIRST MERGER

SUB, SECOND MERGER SUB AND THIRD MERGER SUB

Except: (i) as set forth in the letter dated as of the date of this Agreement and delivered by SPAC to the Company on or prior to the date of this Agreement (the “SPAC Disclosure Letter”); and (ii) as disclosed in the SPAC SEC Reports filed or furnished with the SEC (and publicly available) prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such SPAC SEC Reports), excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements (it being acknowledged that nothing disclosed in such SPAC SEC Reports will be deemed to modify or qualify the Fundamental Representations of SPAC), SPAC represents and warrants to the Company that each statement contained in this Article V (other than each statement contained in Section 5.2 and Section 5.21 to the extent the statements in Section 5.21 are applicable to New PubCo, First Merger Sub, Second Merger Sub or Third Merger Sub) is true and correct as of the date hereof and as of the Closing Date. Except as set forth in the SPAC Disclosure Letter, each of New PubCo, First Merger Sub, Second Merger Sub and Third Merger Sub represent and warrant to the Company, severally but not jointly, that each statement contained in Section 5.2 and Section 5.21 (to the extent the statements in Section 5.21 are applicable to New PubCo, First Merger Sub, Second Merger Sub or Third Merger Sub) is true and correct as of the date hereof and as of the Closing Date.

5.1. Organization and Qualification.

(a) SPAC is an exempted company duly incorporated with limited liability, validly existing and in good standing under the laws of the Cayman Islands.

(b) SPAC has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted.

(c) SPAC is not in violation of any of the provisions of its Governing Documents in any material respect.

(d) SPAC is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary other than in such jurisdictions where the failure to so qualify would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

5.2. New PubCo, First Merger Sub, Second Merger Sub and Third Merger Sub.

(a) Each of New PubCo, First Merger Sub, Second Merger Sub and Third Merger Sub is an exempted company duly incorporated with limited liability, validly existing and in good standing under the laws of the Cayman Islands. Each of New PubCo, First Merger Sub, Second Merger Sub and Third Merger Sub has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not be material to New PubCo, First Merger Sub, Second Merger Sub and Third Merger Sub, taken as a whole or have a SPAC Material Adverse Effect. None of New PubCo, First Merger Sub, Second Merger Sub or Third Merger Sub are in violation of any of the provisions of their respective Governing Documents in any material respect. Each of New PubCo, First Merger Sub, Second Merger Sub and Third Merger Sub is duly qualified or licensed to do business as a foreign corporation or limited liability company and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary other than in such jurisdictions where the failure to so qualify would not, individually or in the aggregate, reasonably be expected to have a (i) material adverse effect on the ability of any SPAC Party to enter into this Agreement and the Transaction Agreements to which it is or will be a party and to consummate the Transactions or (ii) a SPAC Material Adverse Effect.

(b) New PubCo has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person other than First Merger Sub, Second Merger Sub and Third Merger Sub. Neither New PubCo, First Merger Sub, Second Merger Sub nor Third Merger Sub has, and at all times prior to each Closing Date shall not have, except as expressly contemplated by the Transaction Agreements and the Transactions, any assets, properties, liabilities or obligations of any kind other than those incident to its formation and this Agreement, and does not now conduct and has never conducted any business or operations except as expressly contemplated by the Transaction Agreements and the Transactions. New PubCo, First Merger Sub, Second Merger Sub and Third Merger Sub are entities that have been formed solely for the purpose of engaging in the Transactions.

(c) All outstanding shares of First Merger Sub, Second Merger Sub and Third Merger Sub are owned by New PubCo, free and clear of all Liens (other than Permitted Liens). Except as contemplated by this Agreement, there are no outstanding options, warrants, rights, convertible or exchangeable securities, “phantom” stock or share rights, stock or share appreciation rights, stock-based performance units, commitments or Contracts of any kind to which New PubCo is a party or by which it is bound obligating New PubCo to issue, deliver or sell, or cause to be issued, delivered or sold, additional New PubCo Ordinary Shares or any other shares or other interest or participation in, or any security convertible or exercisable for or exchangeable into, New PubCo Ordinary Shares or any other shares or other interest or participation in New PubCo, no outstanding New PubCo Ordinary Shares are subject to vesting or forfeiture rights or repurchase by a New PubCo, and there are no outstanding or authorized stock appreciation, dividend equivalent, profit participation or other similar rights issued by New PubCo.

(d) Each of New PubCo, First Merger Sub, Second Merger Sub and Third Merger Sub has the requisite power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party, and each ancillary document that it has executed or delivered or is to execute or deliver pursuant to this Agreement; and (b) carry out its obligations hereunder and thereunder and to consummate the Transactions (including the Mergers). The execution and delivery by New PubCo, First Merger Sub, Second Merger Sub and Third Merger Sub of this Agreement and the other Transaction Agreements to which each of them is a party, and the consummation by New PubCo, First Merger Sub, Second Merger Sub and Third Merger Sub of the Transactions (including the Mergers) have been duly and validly authorized by all necessary corporate action on the part of each of New PubCo, First Merger Sub, Second Merger Sub and Third Merger Sub, and no other proceedings on the part of New PubCo, First Merger Sub, Second Merger Sub or Third Merger Sub are necessary to authorize this Agreement or the other Transaction Agreements to which each of them is a party or to consummate the transactions contemplated thereby. This Agreement and the other Transaction Agreements to which each of them is a party have been duly and validly executed and delivered by New PubCo, First Merger Sub, Second Merger Sub and Third Merger Sub and,

assuming the due authorization, execution and delivery thereof by the Company, constitute the legal and binding obligations of New PubCo, First Merger Sub, Second Merger Sub and Third Merger Sub (as applicable), enforceable against New PubCo, First Merger Sub, Second Merger Sub and Third Merger Sub (as applicable) in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.

(e) Complete and correct copies of the Governing Documents of New PubCo and the Merger Subs, as currently in effect, have been made available to the Company as of the date hereof, which Governing Documents shall not be modified until immediately prior to the First Effective Time, at which point the modifications provided for in Section 2.9 shall be carried out.

5.3. Capitalization.

(a) As of the date of this Agreement: (i) 1,000,000 preference shares, par value $0.0001 per share, of SPAC (the “SPAC Preferred Shares”) are authorized, and no such shares are issued and outstanding; (ii) 200,000,000 class A ordinary shares, par value $0.0001 per share, of SPAC (“SPAC Class A Ordinary Shares”), are authorized and 23,000,000 such shares are issued and outstanding; (iii) 50,000,000 class B ordinary shares, par value $0.0001 per share, of SPAC (“SPAC Class B Ordinary Shares” and, together with the SPAC Preferred Shares and the SPAC Class A Ordinary Shares, the “SPAC Shares”), are authorized and 5,750,000 such shares are issued and outstanding; (iv) 7,000,000 warrants to purchase one SPAC Class A Ordinary Share (the “Private Placement Warrants”) are outstanding; and (v) 11,500,000 warrants to purchase one SPAC Class A Ordinary Share (the “Public Warrants” and, collectively with the Private Placement Warrants, the “SPAC Warrants”) are outstanding. All outstanding SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to, nor have been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right. The SPAC Warrants have been validly issued, and constitute valid and binding obligations of SPAC, enforceable against SPAC in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Upon the closing of the transactions contemplated by the Subscription Agreements, SPAC has committed to issue 9,400,000 SPAC Class A Ordinary Shares to the PIPE Investors.

(b) Except for the SPAC Warrants, SPAC Class A Ordinary Shares and the Subscription Agreements, there are no outstanding options, warrants, rights, convertible or exchangeable securities, “phantom” stock or share rights, stock or share appreciation rights, stock-based performance units, commitments or Contracts of any kind to which SPAC is a party or by which it is bound obligating SPAC to issue, deliver or sell, or cause to be issued, delivered or sold, additional SPAC Shares or any other shares or other interest or participation in, or any security convertible or exercisable for or exchangeable into, SPAC Shares or any other shares or other interest or participation in SPAC. SPAC has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated.

(c) Except as set forth in the SPAC Governing Documents or the Current Registration Rights Agreement or in connection with the Transactions, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings to which SPAC is a party or by which SPAC is bound with respect to any ownership interests of SPAC.

(d) As of the date of this Agreement: (i) 50,000 shares, par value $1.00 per share, of New PubCo are authorized, and one such share is issued and outstanding; (ii) 50,000 shares, par value $1.00 per share, of First Merger Sub are authorized, and one such share is issued and outstanding; (iii) 50,000 shares, par value $1.00 per share, of Second Merger Sub are authorized, and one such share is issued and outstanding; and (iv) 50,000 shares, par value $1.00 per share, of Third Merger Sub are authorized, and one such share is issued and outstanding;

5.4. Authority Relative to this Agreement. Each SPAC Party has the requisite power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party; and (b) carry out its obligations hereunder and thereunder and to consummate the Transactions (including the Mergers). The execution and delivery by each SPAC Party of this Agreement and the other Transaction Agreements to which it is a party, and the consummation by each SPAC Party of the Transactions (including the Mergers) have been duly and validly authorized by all necessary corporate action on the part of such SPAC Party, and no other proceedings on the part of such Person are necessary to authorize this Agreement or the other Transaction Agreements to which it is a party or to consummate the transactions contemplated thereby, other than approval of the SPAC Shareholder Matters. This Agreement and the other Transaction Agreements to which each SPAC Party is a party have been duly and validly executed and delivered by such SPAC Party and, assuming the due authorization, execution and delivery hereof and thereof by the Company, constitute the legal and binding obligations of such SPAC Party enforceable against it in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.

5.5. No Conflict; Required Filings and Consents.

(a) Subject to the approval by the shareholders of the SPAC Shareholder Matters, neither the execution, delivery nor performance by any SPAC Party of this Agreement or the other Transaction Agreements to which it is a party, nor the consummation of the Transactions, shall: (i) conflict with or violate such SPAC Party’s Governing Documents; (ii) assuming that the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 5.5(b) are duly and timely obtained or made, conflict with or violate any applicable Legal Requirements; or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair its rights or alter the rights or obligations of any third party under, or give to any third party any rights of consent, termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties or assets of such SPAC Party pursuant to, any Contracts, except, with respect to clauses (ii) and (iii), as would not, individually or in the aggregate, have a (i) material adverse effect on the ability of any SPAC Party to enter into this Agreement and the Transaction Agreements to which it is or will be a party and to consummate the Transactions or (ii) a SPAC Material Adverse Effect.

(b) The execution and delivery by each SPAC Party of this Agreement and the other Transaction Agreements to which it is a party does not, and the performance of its obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except: (i) for the filing of the First Plan of Merger and associated documents and Second Plan of Merger and associated documents in accordance with the Companies Act; (ii) for applicable requirements, if any, of the Securities Act, the Exchange Act, blue sky laws, foreign securities laws and the rules and regulations thereunder, and appropriate documents with the relevant authorities of other jurisdictions in which such SPAC Party is qualified to do business; (iii) for the filing of any notifications required under the Antitrust Laws and the expiration of the required waiting periods thereunder; (iv) for the consents, approvals, authorizations and permits described in Schedule 5.5(b) of the SPAC Disclosure Letter; and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have a (i) material adverse effect on the ability of any SPAC Party to enter into this Agreement and the Transaction Agreements to which it is or will be a party and to consummate the Transactions or (ii) a SPAC Material Adverse Effect.

5.6. Compliance; Approvals. Since its incorporation or organization, as applicable, each SPAC Party has complied in all material respects with and has not been in violation of any applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business. Since the date of its incorporation or organization, as applicable, to the Knowledge of SPAC, no investigation or review by any Governmental Entity with respect to any SPAC Party has been pending or threatened. No written or, to the Knowledge of SPAC, oral notice of non-compliance with any applicable Legal Requirements has been received by any SPAC Party. Each SPAC Party is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect. Each Approval held by each SPAC Party is valid, binding and in full force and effect in all material respects. No SPAC Party: (a) is in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any material term, condition or provision of any such Approval; or (b) has received any notice from a Governmental Entity that has issued any such Approval that it intends to cancel, terminate, modify or not renew any such Approval, except in the case of clauses (a) and (b) as would not individually or in the aggregate, reasonably be expected to have a (i) material adverse effect on the ability of any SPAC Party to enter into this Agreement and the Transaction Agreements to which it is or will be a party and to consummate the Transactions or (ii) a SPAC Material Adverse Effect.

5.7. SPAC SEC Reports and Financial Statements.

(a) SPAC has timely filed all forms, reports, schedules, statements and other documents required to be filed or furnished by SPAC with the SEC under the Exchange Act or the Securities Act since SPAC’s incorporation to the date of this Agreement, together with any amendments, restatements or supplements thereto (all of the foregoing filed prior to the date of this Agreement, the “SPAC SEC Reports”), and will have timely filed all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement through the Closing Date (the “Additional SPAC SEC Reports”). All SPAC SEC Reports, Additional SPAC SEC Reports, any correspondence from or to the SEC (other than such correspondence in connection with the initial public offering of New PubCo) and all certifications and statements required by: (i) Rule 13a-14 or 15d-14 under the Exchange Act; or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act with respect to any of the foregoing (collectively, the “Certifications”) are available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction. SPAC has heretofore furnished to the Company true and correct copies of all amendments and modifications that have not been filed by SPAC with the SEC to all agreements, documents and other instruments that previously had been filed by SPAC with the SEC and are currently in effect. The SPAC SEC Reports complied, and the Additional SPAC SEC Reports will comply, in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The SPAC SEC Reports did not at the time they were filed, and the Additional SPAC SEC Reports will not at the time they are filed, as the case may be, with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Certifications are each true and correct in all material respects. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any SPAC SEC Reports. To the Knowledge of SPAC, none of the SPAC SEC Reports filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigation as of the date of this Agreement. SPAC maintains disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Each director and executive officer of SPAC has filed with the SEC on a timely basis all statements required with respect to SPAC by Section 16(a) of the Exchange Act and the rules and regulations thereunder. As used in this Section 5.7, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or the NASDAQ, so long as copies thereof are publicly available.

(b) The financial statements and notes of SPAC contained or incorporated by reference in the SPAC SEC Reports fairly present, and the financial statements and notes of SPAC to be contained in or to be incorporated by reference in the Additional SPAC SEC Reports will fairly present, in all material respects the financial condition and the results of operations, changes in shareholders’ equity and cash flows of SPAC as at the respective dates of, and for the periods referred to in, such financial statements, all prepared from the books and records of the SPAC and in accordance with: (i) GAAP; and (ii) Regulation S-X and Regulation S-K, in each case, applied on a consistent basis throughout the periods involved, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable. SPAC has no off-balance sheet arrangements that are not disclosed in the SPAC SEC Reports.

5.8. Absence of Certain Changes or Events. Except as set forth in SPAC SEC Reports filed prior to the date of this Agreement, and except as contemplated by this Agreement, since the incorporation of the SPAC, there has not been: (a) any SPAC Material Adverse Effect; (b) any material adverse effect on the ability of any SPAC Party to enter into this Agreement and the Transaction Agreements to which it is or will be a party and to consummate the Transactions; or (c) any action taken or agreed upon by SPAC that would be prohibited by Section 6.2 if such action were taken on or after the date hereof without the consent of the Company.

5.9. Litigation. Except as would not, individually or in the aggregate, reasonably be expected to have a (i) material adverse effect on the ability of any SPAC Party to enter into this Agreement and the Transaction Agreements to which it is or will be a party and to consummate the Transactions or (ii) a SPAC Material Adverse Effect, there is: (a) no pending or, to the Knowledge of any SPAC Party, threatened Legal Proceeding against any SPAC Party or any of its properties or assets, or any of the directors, managers or officers of any SPAC Party with regard to their actions as such, and, to the Knowledge of SPAC, no facts exist that would reasonably be expected to form the basis for any such Legal Proceeding; (b) other than with respect to audits, examinations or investigations in the ordinary course of business conducted by a Governmental Entity, no pending or, to the Knowledge of SPAC, threatened audit or examination by any Governmental Entity against any SPAC Party or any of its properties or assets, or any of the directors, managers or officers of any SPAC Party with regard to their actions as such, and, to the Knowledge of SPAC, no facts exist that would reasonably be expected to form the basis for any such audit or examination; (c) no pending or threatened Legal Proceeding by any SPAC Party against any third party; (d) no settlement or similar agreement that imposes any material ongoing obligation or restriction on any SPAC Party; and (e) no Order imposed or, to the Knowledge of SPAC, threatened in writing to be imposed upon any SPAC Party or any of its respective properties or assets, or any of the directors, managers or officers of any SPAC Party with regard to their actions as such.

5.10. Business Activities.

(a) Since its incorporation, SPAC has not conducted any business activities other than activities: (i) in connection with its organization; (ii) in connection with its initial public offering; and (iii) directed toward the accomplishment of a business combination. Except as set forth in the Governing Documents SPAC, there is no Contract or Order binding upon SPAC or to which it is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it, any acquisition of property by it or the conduct of business by it as currently conducted or as currently contemplated to be conducted (including, in each case, as of the Closing).

(b) Except for the Transactions, the SPAC Parties do not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transaction Agreements and the transactions contemplated hereby and thereby, the SPAC Parties have no material interests, rights, obligations or liabilities with respect to, and are not party to, bound by or have their assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a business combination.

5.11. SPAC Material Contracts.

(a) Schedule 5.11 of the SPAC Disclosure Letter sets forth a true, correct and complete list of (i) each “material contract” (as such term is defined in Regulation S-K) to which any SPAC Party is party (the “SPAC Material Contracts”), other than any such SPAC Material Contract that is listed as an exhibit to SPAC’s Registration Statement on Form S-1 (File No. 333-241831).

(b) True, correct and complete copies of the SPAC Material Contracts have been delivered to or made available to the Company or its Representatives. Except for each SPAC Material Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date and except as would not reasonably be expected to, individually or in the aggregate, have a SPAC Material Adverse Effect, (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of the SPAC Parties and, to the Knowledge of the SPAC Parties, represent the legal, valid and binding obligations of the other parties thereto, and, to the Knowledge of the SPAC Parties, are enforceable by the SPAC Parties to the extent a party thereto in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies, and (ii) none of the SPAC Parties or, to the Knowledge of the SPAC Parties, any other party thereto is in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract.

5.12. SPAC Listing. The SPAC Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Capital Market (“NASDAQ”) under the symbol “ASPCU”. The SPAC Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NASDAQ under the symbol “ASPC”. The SPAC Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NASDAQ under the symbol “ASPCW”. There is no action or proceeding pending or, to the Knowledge of SPAC, threatened in writing against SPAC by the NASDAQ or the SEC with respect to any intention by such entity to deregister the SPAC Units, the SPAC Class A Ordinary Shares or SPAC Warrants or to terminate the listing of SPAC on the NASDAQ. None of SPAC or any of its Affiliates has taken any action in an attempt to terminate the registration of the SPAC Units, the SPAC Class A Ordinary Shares or SPAC Warrants under the Exchange Act.

5.13. PIPE Investment Amount.

(a) SPAC has delivered to the Company true, correct and complete copies of each Subscription Agreement (including any amendments, side letters or other supplements thereto) entered into on or prior to the date hereof, pursuant to which the PIPE Investors have committed to provide the PIPE Investment.

(b) Pursuant to, and on the terms and subject to the conditions of the subscription agreements entered into by SPAC and New PubCo with certain PIPE Investors in relation to the PIPE Investment (each such executed subscription agreement, including any amendments, side letters or other supplements thereto, an “Subscription Agreement”), the PIPE Investors have agreed to purchase SPAC Class A Ordinary Shares for an aggregate purchase price of $94,000,000 (the “PIPE Investment Amount”). The PIPE Investment Amount, together with the amount in the Trust Account will be, prior to or at the Closing, in the aggregate sufficient to enable SPAC and New PubCo to pay all cash amounts required to be paid by SPAC and New PubCo pursuant to this Agreement prior to or at the Closing. As of the date hereof, the Subscription Agreements are, and as of the First Closing, the Subscription Agreements will be, in full force and effect, and none of the Subscription Agreements have been withdrawn or terminated, or otherwise amended or modified, in any respect, and no such withdrawal, termination, amendment or modification is contemplated by SPAC or New PubCo. As of the date hereof, each Subscription Agreement is, and as of the First Closing, each Subscription Agreement will be, a legal, valid and binding obligation of SPAC and New PubCo and, to SPAC’s Knowledge, each PIPE Investor, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Other than as expressly contemplated by or referred to in the Subscription Agreements, there are no other agreements, side letters or arrangements between SPAC, New PubCo and/or any PIPE Investor relating to any Subscription Agreement that could affect the obligation of the PIPE Investors to contribute to New PubCo the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements, and, as of the date hereof, SPAC does not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in any Subscription Agreement not being satisfied, or the PIPE Investment Amount not being available to SPAC and New PubCo, on the Closing Date. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of SPAC or New PubCo under any material term or condition of any Subscription Agreement and, as of the date hereof, neither SPAC nor New PubCo has any reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any Subscription Agreement. The Subscription Agreements contain all of the conditions precedent (other than the conditions contained in the other Transaction Agreements) to the obligations of the PIPE Investors to contribute to SPAC the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements on the terms therein. No fees, consideration or other discounts are payable or have been agreed by the SPAC Parties or any of their Affiliates to any PIPE Investor in respect of its investment or, except as set forth in the Subscription Agreements.

5.14. Trust Account.

(a) As of the date of this Agreement, SPAC has at least $230,000,000 in a trust account (the “Trust Account”), maintained and invested pursuant to that certain Investment Management Trust Agreement (the “Trust Agreement”) effective as of February 18, 2021, by and between SPAC and Continental Stock Transfer and Trust Company (“Continental Trust”), for the benefit of its public shareholders, with such funds invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. Other than pursuant to the Trust Agreement and the Subscription Agreements, the obligations of SPAC under this Agreement are not subject to any conditions regarding SPAC’s, its Affiliates’ or any other Person’s ability to obtain financing for the consummation of the Transactions.

(b) The Trust Agreement has not been amended or modified and, to the Knowledge of SPAC with respect to Continental Trust, is valid and in full force and effect and is enforceable in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. SPAC has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder, and there does not exist under the Trust Agreement any event that, with the giving of notice or the lapse of time, would constitute such a breach or default by SPAC or, to the Knowledge of SPAC, Continental Trust. There are no separate Contracts, side letters or other written understandings: (i) between SPAC and Continental Trust that would cause the description of the Trust Agreement in the SPAC SEC Reports to be inaccurate in any material respect; or (ii) to the Knowledge of SPAC, that would entitle any Person (other than shareholders of SPAC holding SPAC Shares sold in SPAC’s initial public offering who shall have elected to redeem their SPAC Shares pursuant to SPAC’s Governing Documents or the underwriters of the initial public offering with respect to any deferred underwriting compensation) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and franchise taxes from any interest income earned in the Trust Account; and (B) to redeem SPAC Shares in accordance with the provisions of SPAC Governing Documents. There are no Legal Proceedings pending or, to the Knowledge of SPAC, threatened in writing with respect to the Trust Account. As of the date of this Agreement, assuming the accuracy of the representations and warranties contained in Article III and the compliance by the Company with its obligations hereunder, SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to SPAC on the Closing Date.

5.15. Taxes.

(a) All material Tax Returns required to be filed by or on behalf of any SPAC Party have been duly and timely filed (taking into account any valid extensions) with the appropriate Governmental Entity and all such Tax Returns are true, correct and complete in all material respects. All material amounts of Taxes due and payable by any SPAC Party (whether or not shown on any Tax Return) have been fully and timely paid, except with respect to matters being contested in good faith by appropriate proceeding and with respect to which adequate reserves have been made in accordance with U.S. GAAP.

(b) Each SPAC Party has complied in all material respects with all applicable Legal Requirements related to the withholding and remittance of all material amounts of Tax and withheld and paid all material amounts of Taxes required to have been withheld and paid to the appropriate Governmental Entity.

(c) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Entity in writing (nor to the Knowledge of SPAC is there any) against any SPAC Party which has not been paid, resolved, settled or withdrawn or that is being contested in good faith through appropriate proceedings.

(d) No material Tax audit or other examination of any SPAC Party by any Governmental Entity is presently in progress, nor has any SPAC Party been notified in writing of (nor to the Knowledge of SPAC is there any) any request or threat for such an audit or other examination.

(e) There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of SPAC.

(f) No SPAC Party has any liability for a material amount of unpaid Taxes which has not been accrued for or reserved on SPAC’s financial statements, other than any liability for unpaid Taxes that has been incurred since the end of the most recent fiscal year in connection with the operation of the business of the SPAC Parties in the ordinary course of business.

(g) No SPAC Party (i) has any liability for the Taxes of another Person pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Legal Requirements) or as a transferee or a successor or by Contract (other than pursuant to commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); (ii) is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement (excluding commercial agreements entered into in the ordinary course of business and the principal purposes of which is not related to Taxes); and (iii) has, since the Reference Date, ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state or local income Tax purposes.

(h) No SPAC Party has: (i) consented to extend the time in which any material amount of Tax may be assessed or collected by any Governmental Entity (other than ordinary course extensions of time to file Tax Returns), which extension is still in effect; or (ii) entered into or been a party to any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code.

(i) To the Knowledge of SPAC, SPAC does not have, and has not had, a permanent establishment in any country other than the country of its organization, or is, or has been, subject to income Tax in a jurisdiction outside the country of its organization, in each case where it is required to file a material income Tax Return and does not file such a Tax Return.

(j) To the Knowledge of SPAC, SPAC is registered for the purposes of sales Tax, use Tax, Transfer Taxes, value added Taxes or any similar Tax in all jurisdictions where it is required by law to be so registered, in each case in all material respects, and has complied in all material respects with all Legal Requirements relating to such Taxes.

(k) SPAC will not be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date other than in the ordinary course of business; (ii) any change in method of accounting on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Legal Requirements); (iii) any prepaid amount received or deferred revenue recognized on or prior to the Closing Date, other than in respect of such amounts reflected in the balance sheets included in the SPAC’s financial statements, or received in the ordinary course of business since the date of the most recent balance sheet included in the SPAC’s financial statements; or (iv) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Legal Requirements.

(l) No claim has been made in writing (nor to SPAC’s Knowledge has any claim been made) by any Governmental Entity in a jurisdiction in which SPAC does not file Tax Returns that is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction.

(m) The SPAC Parties have not taken any action, and are not aware of any fact or circumstance, that would reasonably be expected to prevent the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment.

5.16. Information Supplied. The information relating to the SPAC Parties to be supplied by or on behalf of SPAC for inclusion or incorporation by reference in the Registration Statement and the Proxy Statement (or any amendment or supplement thereto) will not, on the date of filing or when the Registration Statement and the Proxy Statement is declared effective or the date that it is first mailed to SPAC Shareholders, as applicable, or at the time of the Special Meeting, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading. The Registration Statement and the Proxy Statement will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation is made by SPAC with respect to the information that has been or will be supplied by the Company in writing specifically for inclusion in the Registration Statement and the Proxy Statement.

5.17. Employees; Benefit Plans. Other than any former officers or as described in the SPAC SEC Reports, SPAC has never had any employees. Other than reimbursement of any out-of-pocket expenses incurred by SPAC’s officers and directors in connection with activities on SPAC’s behalf in an aggregate amount not in excess of the amount of cash held by SPAC outside of the Trust Account, SPAC has no unsatisfied material liability with respect to any employee. SPAC does not currently maintain or have any direct liability under any employee benefit plan, and neither the execution and delivery of this Agreement or the other Transaction Agreements nor the consummation of the Transactions will: (a) result in any payment (including severance, unemployment compensation, bonus or otherwise) becoming due to any director, officer or employee of SPAC; or (b) result in the acceleration of the time of payment or vesting of any such employee benefits.

5.18. Board Approval; Shareholder Vote. The board of directors of SPAC (including any required committee or subgroup of the board of directors of SPAC) has, as of the date of this Agreement, unanimously: (a) approved and declared the advisability of this Agreement, the other Transaction Agreements and the consummation of the Transactions; (b) determined that the consummation of the Transactions is in the best interest of the SPAC; (c) made the SPAC Recommendation; and (d) directed that this Agreement be submitted to the shareholders of SPAC for their adoption. Other than the approval of the SPAC Shareholder Matters, no other corporate proceedings on the part of SPAC or any other SPAC Party are necessary to approve the consummation of the Transactions.

5.19. Affiliate Transactions. Except as described in the SPAC SEC Reports, no Contract between any SPAC Party, on the one hand, and any of the present or former directors, officers, employees, shareholders, stockholders or warrant holders or Affiliates of SPAC (or an immediate family member of any of the foregoing), on the other hand, will continue in effect following the Closing. Except as set forth in Schedule 5.19 of the SPAC Disclosure Letter, SPAC has not engaged in any transactions with Related Parties that would be required to be disclosed in the Registration Statement.

5.20. Brokers. SPAC does not have any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the Transactions.

5.21. Investment Company Act. SPAC is not required to register as an “investment company” under (and within the meaning of) the Investment Company Act.

5.22. JOBS Act. SPAC qualifies as an “emerging growth company” within the meaning of the JOBS Act.

5.23. Disclaimer of Other Warranties. EACH OF SPAC, NEW PUBCO, FIRST MERGER SUB, SECOND MERGER SUB AND THIRD MERGER SUB HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS, NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO SPAC, NEW PUBCO, FIRST MERGER SUB, SECOND MERGER SUB, THIRD MERGER SUB, ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO ANY INSIDER, ANY OF THE GROUP COMPANIES, OR ANY OF THE RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE. EACH OF SPAC, NEW PUBCO, FIRST MERGER SUB, SECOND MERGER SUB AND THIRD MERGER SUB HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. EACH OF SPAC, NEW PUBCO, FIRST MERGER SUB, SECOND MERGER SUB AND THIRD MERGER SUB ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE COMPANY, ITS SUBSIDIARIES, AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING, AND IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, EACH OF SPAC, NEW PUBCO, FIRST MERGER SUB, SECOND MERGER SUB AND THIRD MERGER SUB HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS.

ARTICLE VI

CONDUCT PRIOR TO THE CLOSING DATE

6.1. Conduct of Business by the Company and the Company Subsidiaries. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Third Effective Time, the Company shall, and shall cause each of the Company Subsidiaries to, other than as a result of or in connection with COVID-19, use its commercially reasonable efforts to carry on its business in the ordinary course, except: (w) to the extent that SPAC shall otherwise consent in advance and in writing (such consent not to be unreasonably withheld, conditioned or delayed); (x) as expressly contemplated by this Agreement and the other Transaction Agreements; (y) as required by applicable Legal Requirements; or (z) as set forth on Schedule 6.1 of the Company Disclosure Letter. Without limiting the generality of the foregoing, except: (i) as expressly contemplated by this Agreement and the other Transaction Agreements, (ii) as required by applicable Legal Requirements, (iii) as set forth on Schedule 6.1 of the Company Disclosure Letter; or (iv) as a result of or in connection with COVID-19, without the prior written consent of SPAC (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Third Effective Time, the Company shall not, and shall cause the Company Subsidiaries not to, do any of the following:

(a) except in the ordinary course of business or as otherwise required by any existing Employee Benefit Plan: (i) increase or grant any increase in the compensation, bonus, fringe or other benefits of, or pay, grant or promise any bonus to, any current or former employee, director or independent contractor, except for (A) individual increases of not more than 5% in the base salary or wage rate of any current employee who has annual base compensation of less than $100,000 in the ordinary course of business and (B) the payment of annual bonuses and other short-term incentive compensation in the ordinary course of business (including with respect to the determination of the achievement of any applicable performance objectives, whether qualitative or quantitative); (ii) grant or pay any severance, retention, transaction or change in control pay or benefits to, or otherwise increase the severance, retention, transaction or change in control pay or benefits of, any current or former employee, director or independent contractor, other than the payment of severance in the ordinary course of business in exchange for a release of claims; (iii) enter into, materially amend or terminate any Employee Benefit Plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted an Employee Benefit Plan if it had been in effect on the date of this Agreement; (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any Employee Benefit Plan or otherwise; (v) grant any equity or equity-based compensation awards other than in the ordinary course of business; or (vi) hire or terminate any employee whose annual base compensation is $100,000 or more, other than terminations for cause;

(b) (i) transfer, sell, assign, license, sublicense, encumber, impair, abandon or otherwise dispose of any right, title or interest in or to any Owned Intellectual Property or Licensed Intellectual Property, in each case, that is material to any of the Group Companies (or any of their respective businesses); or (ii) voluntarily extend, amend, waive, cancel or modify any rights in or to any Owned Intellectual Property or Licensed Intellectual Property, in each case, that is material to any of the Group Companies (or any of their respective businesses), other than, in each of clauses (i) through (ii), non-exclusive licenses granted in the ordinary course of business or expirations of Intellectual Property in accordance with the applicable statutory term (if such term is non-renewable);

(c) except for transactions solely among the Company and the Company Subsidiaries: (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any share capital or otherwise, or split, combine or reclassify any share capital or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any share capital; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, shares, capital stock or any other equity interests, as applicable, in any Group Company (other than repurchases, redemptions or other acquisitions of equity interests from directors, officers or employees in accordance with the terms of any equity incentive plan or such Person’s employment, grant or subscription agreement, in each case, in accordance with the Company’s Governing Documents and such plan or agreement, as in effect as of the date of this Agreement or modified after the date of this Agreement in accordance with this Agreement); or (iii) grant, issue sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, shares, capital stock or any other equity interests (such as share or stock options, share or stock units, restricted shares or stock or other Contracts for the purchase or acquisition of such shares or capital stock), as applicable, in any Group Company (other than any grants, issuances or sales made to directors, officers or employees in accordance with the terms of any equity incentive plan or such Person’s employment, grant or subscription agreement, in each case, in accordance with the Company’s Governing Documents and such plan or agreement, as in effect as of the date of this Agreement or modified after the date of this Agreement in accordance with this Agreement);

(d) amend its Governing Documents other than to provide for grants of equity or equity-based compensation awards to directors and employees in the ordinary course of business;

(e) except in the ordinary course of business: (i) merge, consolidate or combine the Company with a third party; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing a majority of the equity interest in or all or substantially all of the assets of, or by any other manner, any third-party business or corporation, partnership, association or other business organization or division thereof;

(f) voluntarily dispose of or amend any Company Real Property Lease other than in the ordinary course of business or as would not reasonably be expected to be material to the Group Companies, considered as a whole;

(g) other than with respect to the Company Real Property Leases and Intellectual Property, voluntarily sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing, or otherwise dispose of material assets or properties, other than in the ordinary course of business or pursuant to Contracts existing on the date hereof;

(h) (i) make, create any loans, advances or capital contributions to, or investments in, any Person other than any of the Group Companies and other than advances for business expenses to employees and loans or advances to customers and suppliers in the ordinary course of business; (ii) create, incur, assume, guarantee or otherwise become liable for, any Indebtedness incurred after the date hereof in excess of $5,000,000 other than (x) guarantees of any Indebtedness of any Company Subsidiaries, (y) guarantees by the Company Subsidiaries of the Indebtedness of the Company, or (z) Indebtedness incurred under credit facilities existing on the date hereof; (iii) except in the ordinary course of business, create any Liens on any material property or material assets of any of the Group Companies in connection with any Indebtedness thereof (other than Permitted Liens); or (iv) cancel or forgive any Indebtedness owed to any of the Group Companies other than ordinary course compromises of amounts owed to the Group Companies by their respective customers;

(i) compromise, settle or agree to settle any Legal Proceeding (i) involving payments by any Group Company of $100,000 or more, or (ii) that imposes any non-monetary obligations on a Group Company (excluding, for the avoidance of doubt, confidentiality, non-disparagement or other similar obligations incidental thereto), except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

(j) except in the ordinary course of business or as would not reasonably be expected to be material to the Group Companies, individually or in the aggregate: (i) modify or amend, in a manner that is adverse to the applicable Group Company, or terminate any Company Material Contract (other than the repayment of existing Indebtedness); (ii) enter into any Contract that would have been a Company Material Contract, had it been entered into prior to the date of this Agreement; or (iii) waive, delay the exercise of, release or assign any material rights or claims under any Company Material Contract (other than assignments by the applicable Group Company to any other Group Company);

(k) except as required by Brazilian GAAP (or any interpretation thereof) or applicable Legal Requirements (including to obtain compliance with PCAOB auditing standards), make any material change in accounting methods, principles or practices;

(l) except in the ordinary course of business, (i) make, change or revoke any material Tax election, (ii) change (or request to change) any material method of accounting for Tax purposes, (iii) settle or compromise any material Tax liability, (iv) file any amended material Tax Return, (v) consent to any extension or waiver of the statute of limitations regarding any material amount of Taxes, or (vi) settle or consent to any claim or assessment relating to any material amount of Taxes;

(m) take, or knowingly fail to take, any action if such action, or failure to take such action, would reasonably be expected to prevent, impair or impede the Intended Tax Treatment;

(n) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of the Company;

(o) subject to Section 6.1(a), enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, shareholders, stockholders or other Affiliates (other than Group Companies), other than (i) payments or distributions relating to obligations in respect of arm’s-length commercial transactions, (ii) reimbursement for reasonable expenses incurred in connection with any of the Group Companies, (iii) Employee Benefit Plans and (iv) employment arrangements entered into in the ordinary course;

(p) engage in any material new line of business; or

(q) agree in writing or otherwise agree or commit to take any of the actions described in Section 6.1(a) through Section 6.1(q).

6.2. Conduct of Business by SPAC, New PubCo, First Merger Sub, Second Merger Sub and Third Merger Sub. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Third Effective Time, SPAC and New PubCo shall, and SPAC and New PubCo shall cause each of its Subsidiaries to use its commercially reasonable efforts to carry on its business in the ordinary course, except: (w) to the extent that the Company shall otherwise consent in advance and in writing (such consent not to be unreasonably withheld, conditioned or delayed); (x) as expressly contemplated by this Agreement (including as contemplated by the PIPE Investment); (y) as required by applicable Legal Requirements; or (z) as set forth in Schedule 6.2 of the SPAC Disclosure Letter. Without limiting the generality of the foregoing, except (i) as set forth in Schedule 6.2 of the SPAC Disclosure Letter, or (ii) as required by applicable Legal Requirements, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Third Effective Time, neither SPAC nor New PubCo shall, and SPAC and New PubCo shall cause its Subsidiaries not to, do any of the following:

(a) declare, set aside or pay dividends on or make any other distributions (whether in cash, shares, stock, equity securities or property) in respect of any share capital or capital stock (or warrant) or split, combine or reclassify any share capital or capital stock (or warrant), effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any share capital or capital stock or warrant, or effect any like change in capitalization;

(b) purchase, redeem or otherwise acquire, directly or indirectly, any equity securities of SPAC, New PubCo or any of New PubCo’s Subsidiaries;

(c) except as expressly required by the Subscription Agreements, grant, issue, deliver, sell, authorize, pledge, mortgage, charge, assign by way of security or otherwise encumber, or agree to any of the foregoing with respect to, any shares or shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares or shares of capital stock or other equity securities, or subscriptions, rights, warrants or options to acquire any shares or shares of capital stock or other equity securities or any securities convertible into or exchangeable for shares or shares of capital stock or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares or shares of capital stock or equity securities or convertible or exchangeable securities;

(d) amend its Governing Documents;

(e) (i) merge, consolidate or combine with any Person; or (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or enter into any joint ventures, strategic partnerships or alliances;

(f) (i) incur any Indebtedness or guarantee any such Indebtedness of another Person or Persons; (ii) issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities, enter into any “keep well” or other agreement to maintain any financial statement condition; or (iii) enter into any arrangement having the economic effect of any of the foregoing, in each case, (a) in excess of $2,000,000 in the aggregate or (b) except in the ordinary course of business; provided, however, that SPAC shall be permitted to incur Indebtedness from its Affiliates and shareholders in order to meet its reasonable capital requirements, with any such loans to be made only as reasonably required by the operation of SPAC in due course on a non-interest basis and otherwise on terms and conditions no less favorable than arm’s-length and repayable at the Closing;

(g) except as required by Brazilian GAAP (or any interpretation thereof) or applicable Legal Requirements, make any change in accounting methods, principles or practices;

(h) except in the ordinary course of business, (i) make, change or revoke any material Tax election, (ii) change (or request to change) any method of accounting for Tax purposes, (iii) settle or compromise any material Tax liability, (iv) file any amended material Tax Return, (v) consent to any extension or waiver of the statute of limitations regarding any material amount of Taxes, or (vi) settle or consent to any claim or assessment relating to any material amount of Taxes;

(i) take, or knowingly fail to take, any action if such action, or failure to take such action, would reasonably be expected to prevent, impair or impede the Intended Tax Treatment;

(j) create any Liens on any material property or material assets of SPAC, New PubCo, First Merger Sub, Second Merger Sub or Third Merger Sub;

(k) liquidate, dissolve, reorganize or otherwise wind up the business or operations of SPAC, New PubCo, First Merger Sub, Second Merger Sub or Third Merger Sub;

(l) commence, settle or compromise any Legal Proceeding material to SPAC, New PubCo, First Merger Sub, Second Merger Sub or Third Merger Sub or their respective properties or assets;

(m) engage in any material new line of business;

(n) modify or amend the Trust Agreement or Subscription Agreements or other agreement related to the Trust Account or the PIPE Investment; or

(o) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 6.2(a) through Section 6.2(n).

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1. Proxy Statement; Special Meeting; Newco Approval.

(a) Proxy Statement.

(i) As promptly as practicable following the execution and delivery of this Agreement, SPAC shall cause New PubCo to, in accordance with this Section 7.1(a), prepare and file or confidentially submit a registration statement with the SEC (as such filing or confidential submission is amended or supplemented, the “Registration Statement”), including a proxy statement of New PubCo, on Form F-4 (as such filing or confidential submission is amended or supplemented, the “Proxy Statement”), for the purposes of (I) registering under the Securities Act, to the extent permitted by applicable rules and regulations of the SEC, the New PubCo Ordinary Shares to be issued in connection with the transactions contemplated hereby (excluding the Earn Out Shares and any New PubCo Ordinary Shares to be issued in connection with SPAC Warrants and the Converted Options) (together, the “Registration Shares”), (II) providing SPAC’s shareholders with notice of the opportunity to redeem SPAC Class A Ordinary Shares (the “SPAC Shareholder Redemption”), and (III) soliciting proxies from holders of SPAC Class A Ordinary Shares to vote at the Special Meeting in favor of: (1) the adoption of this Agreement and approval of the Transactions; (2) the approval and authorization of the First Plan of Merger and Second Plan of Merger by way of special resolution pursuant to the Companies Act; (3) the issuance of New PubCo Ordinary Shares in connection with Article II; and (4) any other proposals the Parties deem necessary or desirable to consummate the Transactions (collectively, the “SPAC Shareholder Matters”). Without the prior written consent of the Company (each such consent not to be unreasonably withheld, conditioned or delayed), the SPAC Shareholder Matters shall be the only matters (other than procedural matters) which SPAC shall propose to be acted on by the SPAC’s shareholders at the Special Meeting. The Registration Statement and the Proxy Statement will comply as to form and substance with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder.

(ii) The Parties shall deliberate in good faith between the date hereof and December 31, 2021 to decide on whether SPAC will submit the Registration Statement and the Proxy Statement confidentially with the SEC prior to filing the Registration Statement and the Proxy Statement with the SEC; provided that, in the event that the Company has failed to deliver the SEC Financial Statements referred to in Section 7.21(a) and the LinkAPI Historical Financial Statements by December 31, 2021, then the Parties agree to proceed with a confidential submission of the Registration Statement and Proxy Statement with the SEC.

(iii) SPAC shall file the definitive Proxy Statement with the SEC and cause the Proxy Statement to be mailed to its shareholders of record, as of the record date to be established by the board of directors of SPAC, as promptly as practicable following the effectiveness of the Registration Statement (such date, the “Proxy Clearance Date”).

(iv) Prior to each filing or confidential submission with the SEC, SPAC will cause New PubCo to make available to the Company drafts of the Registration Statement and any other documents to be filed with the SEC that relate to the Transactions, both preliminary and final, and any amendment or supplement to the Registration Statement or such other document and will provide the Company with a reasonable opportunity to comment on such drafts and shall consider such comments in good faith. New PubCo shall not file or confidentially submit any such documents with the SEC without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). New PubCo will advise the Company promptly after it receives notice thereof, of: (A) the time when the Registration Statement has been filed or confidentially submitted; (B) the effectiveness of the Registration Statement; (C) the filing or confidential submission of any supplement or amendment to the Registration Statement; (D) the issuance of any stop order by the SEC; (E) any request by the SEC for amendment of the Registration Statement; (F) any comments from the SEC relating to the Registration Statement and responses thereto; and (G) requests by the SEC for additional information relating to the Registration Statement. New PubCo shall promptly respond to any SEC comments on the Registration Statement and shall use commercially reasonable efforts to have the Registration Statement cleared by the SEC under the Securities Act as promptly as practicable; provided that prior to responding to any requests or comments from the SEC, New PubCo will make available to the Company drafts of any such response and provide the Company with a reasonable opportunity to comment on such drafts.

(v) If, at any time prior to the Special Meeting, there shall be discovered any information that should be set forth in an amendment or supplement to the Registration Statement so that the Registration Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, New PubCo shall promptly file an amendment or supplement to the Registration Statement containing such information. If, at any time prior to the Closing, the Company discovers any information, event or circumstance relating to the Company, its business or any of its Affiliates, officers, directors or employees that should be set forth in an amendment or a supplement to the Registration Statement so that the Registration Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Company shall promptly inform New PubCo of such information, event or circumstance.

(vi) New PubCo or SPAC, as applicable, shall make all necessary filings with respect to the Transactions under the Securities Act, the Exchange Act and applicable “blue sky” laws, and any rules and regulations thereunder. The Company agrees to use commercially reasonable efforts to promptly provide New PubCo with all information in its possession concerning the business, management, operations and financial condition of the Company and the Company Subsidiaries, in each case, reasonably requested by New PubCo for inclusion in the Registration Statement. The Company shall cause the officers and employees of the Company and the Company Subsidiaries to be reasonably available to New PubCo and its counsel, auditors and other advisors in connection with the drafting of the Registration Statement and responding in a timely manner to comments on the Registration Statement from the SEC.

(b) SPAC shall, as promptly as practicable following the Proxy Clearance Date, establish a record date (which date shall be mutually agreed with the Company) for, duly call and give notice of, the Special Meeting. SPAC shall convene and hold an extraordinary general meeting of SPAC’s shareholders (the “Special Meeting”), for the purpose of obtaining the approval of the SPAC Shareholder Matters, which meeting shall be held not more than twenty-five (25) Business Days after the date on which SPAC mails the Proxy Statement to its shareholders. SPAC shall use commercially reasonable efforts to obtain the approval of the SPAC Shareholder Matters at the Special Meeting, including by soliciting proxies as promptly as practicable in accordance with applicable Legal Requirements for the purpose of seeking the approval of the SPAC Shareholder Matters. Subject to the proviso in the immediately following sentence, SPAC shall include the SPAC Recommendation in the Proxy Statement. The board of directors of SPAC shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the SPAC Recommendation (a “Change in Recommendation”); provided, however, that the board of directors may make a Change in Recommendation if it determines in good faith, after consultation with its outside legal counsel, that a failure to make a Change in Recommendation would reasonably be expected to constitute a breach by the board of directors of its fiduciary obligations to SPAC under applicable Legal Requirements. SPAC agrees that its obligation to establish a record date for, duly call, give notice of, convene and hold the Special Meeting for the purpose of seeking approval of the SPAC Shareholder Matters shall not be affected by any Change in Recommendation, and SPAC agrees to establish a record date for, duly call, give notice of, convene and hold the Special Meeting and submit for the approval of its shareholders the matters contemplated by the Proxy Statement as contemplated by this Section 7.1(b), regardless of whether or not there shall have occurred any Change in Recommendation. Notwithstanding anything to the contrary contained in this Agreement, SPAC shall be entitled to postpone or adjourn the Special Meeting: (i) to ensure that any supplement or amendment to the Registration Statement that the board of directors of SPAC has determined in good faith is required by applicable Legal Requirements is disclosed to SPAC’s shareholders and for such supplement or amendment to be promptly disseminated to New PubCo’s shareholders prior to the Special Meeting to the extent required by applicable Legal Requirements; (ii) if, as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient SPAC Class A Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Special Meeting; (iii) to seek withdrawals of redemption requests from SPAC’s shareholders if SPAC reasonably expects the SPAC Shareholder Redemption Payments would cause the condition in Section 8.2(h) to not be satisfied at the Closing; or (iv) in order to solicit additional proxies from shareholders for purposes of obtaining approval of the SPAC Shareholder Matters; provided, that in the event of a postponement or adjournment pursuant to clauses (i) or (ii), the Special Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved.

(c) Newco Approvals. Promptly following the date of this Agreement and in connection with the execution and delivery the Newco Joinder and in any event prior to the consummation of the Pre-Closing Exchange, Newco shall obtain and deliver the Newco Approvals.

7.2. Certain Regulatory Matters.

(a) (i) As promptly as practicable, and in any event within ten (10) Business Days after the date of this Agreement, New PubCo and the Company shall each prepare and file any required notifications or filings under any applicable Antitrust Laws or other applicable Legal Requirements in connection with the Transactions. The Parties shall promptly and in good faith respond to all information requested of it by a Governmental Entity in connection with any such notifications and filings and otherwise cooperate in good faith with each other and such Governmental Entities. Each Party will promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary and will take all other actions necessary or desirable to cause the expiration or termination of the applicable waiting periods as soon as practicable. Each Party will promptly provide the other with copies of all written communications (and memoranda setting forth the substance of all oral communications) between each of them, any of their Affiliates and their respective agents, representatives and advisors, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the Transactions. Without limiting the foregoing, each Party shall: (A) promptly inform the others of any communication to or from a Governmental Entity regarding the Transactions; (B) permit each other to review in advance any proposed written communication to any such Governmental Entity and incorporate reasonable comments thereto; (C) give the other prompt written notice of the commencement of any Legal Proceeding with respect to such transactions; (D) not agree to participate in any substantive meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend; (E) keep the other reasonably informed as to the status of any such Legal Proceeding; and (F) promptly furnish each other with copies of all correspondence, filings (to the extent allowed under applicable Legal Requirements) and written communications between such Party and their Affiliates and their respective agents, representatives and advisors, on one hand, and any such Governmental Entity, on the other hand, in each case, with respect to this Agreement and the Transactions.

(b) Any filing fees required by Governmental Entities, including with respect to any registrations, declarations and filings required in connection with the execution and delivery of this Agreement, the performance of the obligations hereunder and the consummation of the Transactions, including filing fees in connection with filings under applicable Antitrust Laws, shall be borne 50% by SPAC and 50% by the Company.

7.3. Other Filings; Press Release.

(a) As promptly as practicable after execution of this Agreement, SPAC will prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, the form and substance of which shall be approved in advance in writing the Company.

(b) Promptly after the execution of this Agreement, SPAC and the Company shall also issue a joint press release announcing the execution of this Agreement.

(c) SPAC shall prepare a draft Current Report on Form 8-K announcing the results of the Special Meeting and such other information that may be required to be disclosed with respect to the Transactions in any report or form to be filed with the SEC prior to Closing (“Special Meeting Form 8-K”), the form and substance of which shall be approved in advance in writing by the Company. New PubCo shall prepare a draft Current Report on Form 6-K announcing the Closing and such other information that may be required to be disclosed with respect to the Transactions (the “Closing Form 6-K”), the form and substance of which shall be approved in advance in writing by the Company. As promptly as practicable following the Special Meeting, SPAC shall file the Special Meeting Form 8-K with the SEC. Concurrently with the Closing, or as soon as practicable thereafter, New PubCo shall file the Closing Form 6-K with the SEC. Prior to Closing, SPAC and the Company shall prepare a joint press release announcing the consummation of the Transactions hereunder (“Closing Press Release”). Substantially concurrently with the Closing, SPAC shall issue the Closing Press Release.

7.4. Confidentiality; Communications Plan; Access to Information.

(a) The Confidentiality Agreement, and the terms thereof, are hereby incorporated herein by reference to the extent not inconsistent with terms of this Agreement. Following Closing, the Confidentiality Agreement shall be superseded in its entirety by the provisions of this Agreement; provided, however, that if for any reason this Agreement is terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms. Beginning on the date hereof and ending on the second anniversary of this Agreement, each Party agrees to maintain in confidence any non-public information received from the other Parties, and to use such non-public information only for purposes of consummating the Transactions. Such confidentiality obligations will not apply to: (i) information which was known to one Party or its agents or representatives prior to receipt from the Company or Newco, on the one hand, or SPAC, New PubCo, First Merger Sub, Second Merger Sub or Third Merger Sub, on the other hand, as applicable; (ii) information which is or becomes generally known to the public without breach of this Agreement or an existing obligation of confidentiality; (iii) information acquired by a Party or their respective agents from a third party who was not bound to an obligation of confidentiality; (iv) information developed by such Party independently without any reliance on the non-public information received from any other Party; (v) outside legal counsel determines disclosure is required by applicable Legal Requirement or stock exchange rule; or (vi) prior to the Closing, disclosure consented to in writing by SPAC, New PubCo, First Merger Sub, Second Merger Sub or Third Merger Sub (in the case of the Company) or the Company (in the case of SPAC, New PubCo, First Merger Sub, Second Merger Sub or Third Merger Sub).

(b) SPAC and the Company shall reasonably cooperate to create and implement a communications plan regarding the Transactions promptly following the date hereof. Notwithstanding the foregoing, none of the Parties or any of their respective Affiliates will make any public announcement or issue any public communication regarding this Agreement, the other Transaction Agreements or the Transactions or any matter related to the foregoing, without the prior written consent of the Company, in the case of a public announcement by a SPAC Party, or SPAC, in the case of a public announcement by the Company (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), except: (i) if such announcement or other communication is required by applicable Legal Requirements, in which case, other than, in the case of the Company, routine disclosures to Governmental Entities made by the Company in the ordinary course of business, the disclosing Party first shall allow such other Parties to review, to the extent reasonably practicable, such public announcement or public communication and have the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith; (ii) in the case of the Company, SPAC and their respective Affiliates, if such announcement or other communication is made in connection with fundraising or other investment related activities and is made to such Person’s direct and indirect investors or potential investors or financing sources subject to an obligation of confidentiality; provided that such activities are permitted pursuant to the Transaction Agreements; (iii) in the case of the Group Companies, (x) internal announcements to employees of the Group Companies or (y) communications to banks, customers or suppliers of the Group Companies as the Company determines to be reasonably appropriate (such determination to be made by the Company in good faith); (iv) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with Section 7.3 or this Section 7.4(b); and (v) announcements and communications to Governmental Entities in connection with registrations, declarations and filings relating to the Transactions required to be made under this Agreement; provided that, for the avoidance of doubt, this sentence shall not limit communications by any Group Company or any of its Affiliates that are not widely disseminated.

(c) The Company will afford SPAC and its financial advisors, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of the Group Companies during the period prior to the Closing to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel of the Group Companies, as SPAC may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of such Group Companies. SPAC will afford the Company and its financial advisors, underwriters, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of SPAC during the period prior to the Closing to obtain all information concerning the business, including properties, results of operations and personnel of SPAC, as the Company may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of SPAC. Notwithstanding anything to the contrary, the Parties shall not be required to take any action, provide any access or furnish any information that such Party in good faith reasonably believes would be reasonably likely to (i) cause or constitute a waiver of the attorney-client or other privilege or, (ii) violate any Contract to which such Party is a party or bound, provided, that the Parties agree to cooperate in good faith to make alternative arrangements to allow for such access or furnishings in a manner that does not result in the events set out in clauses (i) and (ii).

7.5. Commercially Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other Transactions, including using commercially reasonable efforts to accomplish the following: (a) the taking of all commercially reasonable acts necessary to cause the conditions precedent set forth in Article VIII to be satisfied; (b) the obtaining of all necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings, including registrations, declarations and filings with Governmental Entities, if any, and filings required pursuant to Antitrust Laws and the taking of all commercially reasonable steps as may be necessary to avoid any Legal Proceeding; (c) the obtaining of all consents, approvals or waivers from third parties required as a result of the Transactions, including any other consents referred to on Schedule 7.5(c) of the Company Disclosure Letter; (d) the termination of each agreement set forth on Schedule 7.5(d) of the Company Disclosure Letter; (e) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (f) the execution or delivery of any additional instruments reasonably necessary to consummate, and to fully carry out the purposes of, the Transactions. This obligation shall include, on the part of SPAC, sending a termination letter to Continental Trust substantially in the applicable form attached to the Trust Agreement (the “Trust Termination Letter”). Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to require SPAC or the Company to agree to any divestiture by itself or any of its Affiliates of shares or shares of capital stock or of any business, assets or property, the imposition of any limitation on the ability of any of them to conduct their business or to own or exercise control of their respective assets, properties, shares and capital stock, or the incurrence of any liability or expense.

7.6. No SPAC Securities Transactions. Neither the Company nor any of its Subsidiaries will, directly or indirectly, engage in any transactions involving the securities of SPAC prior to the time of the making of a public announcement regarding all of the material terms of the business and operations of the Company and the Transactions. The Company shall direct each of its officers and directors to comply with the foregoing requirement.

7.7. No Claim Against Trust Account. For and in consideration of SPAC entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company hereby irrevocably waives any right, title, interest or claim of any kind it has or may have in the future in or to the Trust Account and agrees not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, contracts or agreements with SPAC; provided, that: (a) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against SPAC pursuant to this Agreement for legal relief against monies or other assets of SPAC held outside the Trust Account or for specific performance or other equitable relief in connection with the Transactions (so long as such claim would not affect SPAC’s ability to fulfill its obligation to effectuate any SPAC Shareholder Redemption), or for Intentional Fraud in the making of the representations and warranties in Article V; and (b) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future pursuant to this Agreement against SPAC’s assets or funds that are not held in the Trust Account.

7.8. Disclosure of Certain Matters. Each of SPAC, New PubCo, First Merger Sub, Second Merger Sub, Third Merger Sub and the Company will promptly provide the other Parties with prompt written notice of: (a) any event, development or condition of which it obtains Knowledge that: (i) is reasonably likely to cause any of the conditions set forth in Article VIII not to be satisfied; (ii) would require any amendment or supplement to the Registration Statement; or (b) the receipt of notice from any Person alleging that the consent of such Person may be required in connection with the Transactions.

7.9. Securities Listing. New PubCo shall, and SPAC will use commercially reasonable efforts to cause New PubCo to, cause the Registration Shares issued in connection with the Transactions to be approved for listing on the NASDAQ (or other public stock market or exchange in the United States as may be agreed by the Company and SPAC) at the Closing.

7.10. No Solicitation.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, the Company shall not, and shall cause its Subsidiaries not to, and shall direct its shareholders, stockholders, employees, agents, officers, directors, managers, representatives and advisors (collectively, “Representatives”) not to, directly or indirectly, other than as contemplated by this Agreement: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than any SPAC Party and its agents, representatives, advisors) concerning any merger, consolidation, sale of a substantial portion of the ownership interests and/or assets of the Company, recapitalization of the Company or similar transaction involving the Company (each, a “Company Business Combination”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Company Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a Company Business Combination. The Company shall, and shall cause its Subsidiaries to, and shall cause their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any Company Business Combination.

(b) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, SPAC shall not, and shall cause the SPAC Sponsor not to, and shall direct its Representatives not to, directly or indirectly: (i) solicit, initiate, enter into or continue discussions or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than the Company and their respective Representatives) concerning any merger, consolidation, purchase of ownership interests or assets of or by a SPAC Party, recapitalization or similar business combination transaction (each, a “SPAC Business Combination”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a SPAC Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a SPAC Business Combination. SPAC shall, and shall cause its Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any SPAC Business Combination.

(c) Each Party shall promptly (and in no event later than 24 hours after becoming aware of such inquiry, proposal, offer or submission) notify the other Parties if it or, to its Knowledge, any of its or its Representatives receives any inquiry, proposal, offer or submission with respect to a Company Business Combination or SPAC Business Combination, as applicable (including the identity of the Person making such inquiry or submitting such proposal, offer or submission), after the execution and delivery of this Agreement. If either Party or its Representatives receives an inquiry, proposal, offer or submission with respect to a Company Business Combination or SPAC Business Combination, as applicable, such Party shall provide the other Parties with a copy of such inquiry, proposal, offer or submission. Notwithstanding anything to the contrary, any Party may respond to any unsolicited proposal regarding a Company Business Combination or SPAC Business Combination by stating only that such Party has entered into a binding definitive agreement with respect to a business combination and is unable to provide any information related to such Party or any of its Subsidiaries or entertain any proposals or offers or engage in any negotiations or discussions concerning a Company Business Combination or SPAC Business Combination, as applicable.

7.11. Trust Account. Upon satisfaction or waiver of the conditions set forth in Article VIII and provision of notice thereof to Continental Trust (which notice SPAC shall provide to Continental Trust in accordance with the terms of the Trust Agreement): (a) in accordance with and pursuant to the Trust Agreement, at the Closing, SPAC: (i) shall cause the documents, opinions and notices required to be delivered to Continental Trust pursuant to the Trust Agreement to be so delivered, including providing Continental Trust with the Trust Termination Letter; and (ii) shall use commercially reasonable efforts to cause Continental Trust to, and Continental Trust shall thereupon be obligated to, distribute the Trust Account as directed in the Trust Termination Letter, including all amounts payable: (A) to shareholders who properly elect to have their SPAC Class A Ordinary Shares redeemed for cash in accordance with the provisions of SPAC’s Governing Documents; (B) for income tax or franchise tax obligations of SPAC prior to Closing; (C) to the underwriters of the initial public offering with respect to any deferred underwriting compensation; (D) for any transaction costs of SPAC to the extent SPAC elects to pay these prior to Closing; and (E) as repayment of loans and reimbursement of expenses to directors, officers and shareholders of SPAC; and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

7.12. Director and Officer Matters.

(a) Group Companies.

(i) New PubCo agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of any Group Company (each, together with such person’s heirs, executors or administrators, a “Company D&O Indemnified Party”), as provided in their respective Governing Documents, shall survive the Closing and shall continue in full force and effect. For a period of six years following the Closing Date, New PubCo shall cause the Group Companies to maintain in effect the exculpation, indemnification and advancement of expenses provisions of such Group Company’s Governing Documents as in effect immediately prior to the Closing Date, and New PubCo shall, and shall cause the Group Companies to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Company D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim.

(ii) Prior to the Closing, the Company shall purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “Company D&O Tail”) or alternatively an annual ongoing directors’ and officers’ liability insurance, in each case, in respect of acts or omissions occurring prior to the Effective Time covering each such Person that is a director or officer of a Group Company currently covered by the Company’s and its Affiliates’ directors’ and officers’ liability insurance policies on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement or as commercially practicable under market conditions at such time. The Company D&O Tail shall be maintained for the six-year period following the Closing. New PubCo shall, and shall cause the Newco Surviving Sub to, maintain the Company D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by the Group Companies, as applicable, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 7.12(a)(ii).

(iii) The rights of each Company D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the Governing Documents of any Group Company, any other indemnification arrangement, any Legal Requirement or otherwise. The obligations of New PubCo and the Group Companies under this Section 7.12(a) shall not be terminated or modified in such a manner as to adversely affect any Company D&O Indemnified Party without the consent of such Company D&O Indemnified Party. The provisions of this Section 7.12(a) shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the Company D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.12(a).

(iv) If New PubCo or, after the Closing, any Group Company, or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of New PubCo or such Group Company, as applicable, assume the obligations set forth in this Section 7.12(a).

(b) SPAC.

(i) New PubCo agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of SPAC (each, together with such person’s heirs, executors or administrators, a “SPAC D&O Indemnified Party”), as provided in its Governing Documents, shall survive the Closing and shall continue in full force and effect. For a period of six years from the Closing Date, New PubCo shall cause SPAC to maintain in effect the exculpation, indemnification and advancement of expenses provisions of SPAC’s Governing Documents as in effect immediately prior to the Closing Date, and New PubCo shall, and shall cause SPAC to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any SPAC D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim.

(ii) Prior to the Closing, the SPAC shall purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “SPAC D&O Tail”) in respect of acts or omissions occurring prior to the Effective Time covering each such Person that is a director or officer of SPAC currently covered by the SPAC and its Affiliates’ directors’ and officers’ liability insurance policies on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement for the six-year period following the Closing. New PubCo shall, and shall cause the Second Surviving Sub to, maintain the SPAC D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by SPAC, as applicable, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 7.12(b)(ii).

(iii) The rights of each SPAC D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the Governing Documents of SPAC, any other indemnification arrangement, any Legal Requirement or otherwise. The obligations of New PubCo and SPAC under this Section 7.12(b) shall not be terminated or modified in such a manner as to adversely affect any SPAC D&O Indemnified Party without the consent of such SPAC D&O Indemnified Party. The provisions of this Section 7.12(b) shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the SPAC D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.12(b).

(iv) If New PubCo or, after the Closing, SPAC, or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of New PubCo or SPAC, as applicable, assume the obligations set forth in this Section 7.12(b).

7.13. Tax Matters.

(a) The Parties intend that the SPAC Mergers, taken together, and the Third Merger will qualify for the Intended Tax Treatment. The Parties (i) shall not take any action that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment, and (ii) shall not take any inconsistent position for Tax purposes unless otherwise required by a “determination” within the meaning of Section 1313 of the Code. This Agreement is intended to constitute and hereby is adopted as a “plan of reorganization” with respect to each of the SPAC Mergers and the Third Merger within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations thereunder.

(b) New PubCo, SPAC and the Company shall reasonably cooperate with each other and their respective tax counsel to document and support the Intended Tax Treatment by taking the actions described on Schedule 7.13 of the Company Disclosure Letter.

(c) Notwithstanding anything in Section 7.13(a) to the contrary, transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the Transactions (collectively, “Transfer Taxes”) shall be borne and paid by New PubCo. Unless otherwise required by applicable Legal Requirements, New PubCo shall timely file any Tax Return or other document with respect to such Taxes or fees (and the Company and SPAC and New PubCo shall reasonably cooperate with respect thereto as necessary). The Company and SPAC shall reasonably cooperate to reduce or eliminate the amount of any such Transfer Taxes.

(d) In the event that Closing occurs on or prior to April 15, 2022 and SPAC is treated as a “passive foreign investment company” within the meaning of Section 1297 of the Code for SPAC’s most recent taxable year ending prior to Closing, New PubCo shall use commercially reasonable efforts to provide the SPAC Shareholders a PFIC Annual Information Statement (as described in Treasury Regulations Section 1.1295-1(g)) that is reasonably required in order to enable such SPAC Shareholders to make a timely and valid “Qualifying Electing Fund” election under Section 1295 of the Code (and the Treasury Regulations promulgated thereunder) with respect to SPAC for such taxable year.

7.14. Subscription Agreements. The SPAC Parties shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, or any replacements of, the Subscription Agreements without the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). SPAC shall use its commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms and conditions described therein, including maintaining in effect the Subscription Agreements and using its commercially reasonable efforts to: (i) satisfy in all material respects on a timely basis all conditions and covenants applicable to any SPAC Party in the Subscription Agreements and otherwise comply with its obligations thereunder; (ii) in the event that all conditions in the Subscription Agreements (other than conditions that a SPAC Party or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, consummate transactions contemplated by the Subscription Agreements at or prior to Closing; and (iii) enforce its rights under the Subscription Agreements in the event that all conditions in the Subscription Agreements (other than conditions that a SPAC Party or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, to cause the applicable PIPE Investors to pay to (or as directed by) the relevant SPAC Party the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements at or prior to the Closing (if all conditions set forth in the applicable Subscription Agreement have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing and other than conditions that a SPAC Party or any of its Affiliates control the satisfaction of)). Without limiting the generality of the foregoing, SPAC shall give the Company, prompt (and, in any event within three (3) Business Days) written notice: (A) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to any Subscription Agreement known to a SPAC Party; (B) of the receipt of any written notice or other written communication from any party to any Subscription Agreement with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement or any provisions of any Subscription Agreement; and (C) if SPAC does not expect the relevant SPAC Party to receive all or any portion of the PIPE Investment Amount on the terms, in the manner or from the PIPE Investors contemplated by the Subscription Agreements.

7.15. Section 16 Matters. Prior to the Effective Times, SPAC shall take all reasonable steps as may be required or permitted to cause any acquisition or disposition of the SPAC Class A Ordinary Shares that occurs or is deemed to occur by reason of or pursuant to the Transactions by each director and officer of SPAC who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to SPAC to be exempt under Rule 16b-3 promulgated under the Exchange Act, including by taking steps in accordance with the No-Action Letter, dated January 12, 1999, issued by the SEC regarding such matters.

7.16. Qualification as a Foreign Private Issuer. The Parties shall, at all times during the period from the date hereof until the Third Effective Time: (a) take all requisite action such that, as of the Third Effective Time, New PubCo shall qualify as a “foreign private issuer” pursuant to Rule 3b-4 of the Securities Exchange; and (b) not take any action that would cause New PubCo to not qualify as a “foreign private issuer” pursuant to Rule 3b-4 of the Securities Exchange.

7.17. Qualification as an Emerging Growth Company. The SPAC Parties shall, at all times during the period from the date hereof until the Closing: (a) take all actions necessary to continue to qualify as an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”); and (b) not take any action that would cause the SPAC Parties to not qualify as an “emerging growth company” within the meaning of the JOBS Act.

7.18. New PubCo Board. The Parties shall take all necessary action to cause the New PubCo Board as of immediately following the Closing to consist of seven (7) directors. The initial composition of the New PubCo Board shall be comprised of (a) six (6) individuals to be designated by the Company Shareholders specified in the Shareholders Agreement and (b) one (1) individual to be designated by SPAC Sponsor (the “SPAC Sponsor Designee”), in each case of (a) and (b), in accordance with, and subject to, the terms and conditions of the Shareholders Agreement. The SPAC Sponsor Designee will serve on such committees of the Board as may be specified in the Shareholders Agreement, in accordance with, and subject to, the terms and conditions set forth therein. In addition, SPAC Sponsor may designate two (2) individuals (each such individual designated from time to time by SPAC Sponsor, a “SPAC Sponsor Board Observer”) to be invited by the New PubCo Board to attend meetings of the New PubCo Board in a nonvoting observer capacity, in accordance with, and subject to, the terms and conditions of the Shareholders Agreement.

7.19. New PubCo Equity Plan.

(a) The Parties shall cooperate to establish an equity incentive plan the (“New PubCo Equity Plan”) for service providers of New PubCo and its subsidiaries, to be approved by the Company and SPAC and effective as of (and contingent on) the Closing, subject to the approval of the shareholders of SPAC. The proposed form of the New PubCo Equity Plan shall be prepared and delivered by the Company to SPAC and shall be mutually agreed (in good faith) by SPAC and the Company prior to the Closing Date. SPAC shall, (i) obtain the approval of the New PubCo Equity Plan from the shareholders of SPAC, and (ii) immediately upon the effectiveness of a registration statement on Form S-8 registering New PubCo Ordinary Shares under the New PubCo Equity Plan, make grants to eligible individuals in the amounts determined by the New PubCo Board following the Closing. As soon as practicable following the date hereof (and in all events prior to the Closing), the Company shall engage a compensation consultant mutually satisfactory to SPAC and the Company to advise the Company with respect to the terms of the New PubCo Equity Plan (including, without limitation, with respect to the initial share pool reserve and “evergreen” renewal percentage). New PubCo, SPAC and the Company each agree that upon receipt of the final report of such compensation consultant prior to the Closing, New PubCo, SPAC and the Company shall mutually determine the terms of the New PubCo Equity Plan (including the initial share pool reserve and “evergreen” renewal percentage) in good faith in accordance with, in all material respects, the determination of the compensation consultant; provided that (x) the New PubCo Equity Plan shall initially reserve a number of New PubCo Ordinary Shares not exceeding 15% of total number of New PubCo Ordinary Shares outstanding on a fully diluted basis, as determined at the Closing and (y) the New PubCo Equity Plan shall include an “evergreen” provision pursuant to which the number of New PubCo Ordinary Shares reserved for issuance under the plan shall be increased automatically each year by not more than 5% of the aggregate number of New PubCo Ordinary Shares outstanding on a fully diluted basis, as determined on December 31 of the previous year.

(b) Notwithstanding anything herein to the contrary, each party acknowledges and agrees that all provisions contained in this Section 7.19 are included for the sole benefit of SPAC and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of SPAC, the Company or any of their respective Affiliates to amend, terminate or otherwise modify any Employee Benefit Plan or other employee benefit plan, agreement or other arrangement following the Closing or (iii) shall confer upon any Person who is not a party (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Employee Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

7.20. Interim Financial Statements. From the date hereof until the Proxy Clearance Date, the Company shall furnish to SPAC unaudited consolidated balance sheets of the Company, and statements of income (loss) and cash flows of the Company, for each quarterly period completed after the date hereof no later than 45 days following the end of each such quarterly period prepared from the books and records of the Group Companies and, in all material respects, in conformity with the Company’s internal managerial accounting practices in the Company’s ordinary course of business.

7.21. Transaction Costs Cap. SPAC agrees to use commercially reasonable efforts to keep the aggregate amount of Transactions Costs below the Transaction Costs Cap. SPAC agrees to notify the Company as promptly as practicable after it obtains actual knowledge of any expenditure or commitment incurred by SPAC that would reasonably be expected to result in SPAC incurring Transaction Costs materially in excess of the Transaction Costs Cap, and shall use commercially reasonable efforts to keep the Company fully informed of such events.

7.22. SEC Financial Statements.

(a) In the event that pursuant to Section 7.1(a)(ii), it is determined that New PubCo and SPAC shall not submit the Registration Statement and the Proxy Statement confidentially with the SEC prior to filing the Registration Statement and the Proxy Statement with the SEC, the Company shall furnish to SPAC for inclusion in the Proxy Statement and the Registration Statement as soon as reasonably practicable and in any event prior to December 31, 2021, (A) audited consolidated balance sheets of the Company as of December 31, 2020 and 2019, and the related consolidated statements of income (loss), changes in shareholders’ equity and cash flows of the Company for the fiscal years then ended, audited in accordance with applicable PCAOB auditing standards (collectively, the “PCAOB Audited 2020 and 2019 Financial Statements”), together with their respective auditor’s reports thereon and consent to use such financial statements and reports; (B) the unaudited consolidated balance sheets of the Company as of June 30, 2021, and statements of income (loss), changes in shareholders’ equity and cash flows of the Company for the six-month period then ended, reviewed in accordance with PCAOB Accounting Standard 4105 (collectively, the “PCAOB Unaudited Interim Financial Statements”), together with the auditor’s limited review report thereon and consent to use such financial statements and report; and (C) unless the SEC provides a final and written waiver of the requirement for its presentation, the audited consolidated balance sheets of LinkApi Tecnologia S.A. (“LinkAPI”) as of the dates required by Rule 3-05 of Regulation S-X (as interpreted by the SEC), and the related consolidated statements of income (loss), changes in shareholders’ equity and cash flows of LinkAPI for the required periods then ended, audited in accordance with applicable auditing standards required by the SEC for their inclusion in the Registration Statement and the Proxy Statement (collectively, the “LinkAPI Historical Financial Statements”), together with their respective auditor’s reports thereon and consent to use such financial statements and reports. Notwithstanding anything herein to the contrary, the Company’s obligations contained in this Section 7.22(a) shall not be deemed to have been breached by the Company’s failure to deliver such financial statements prior to December 31, 2021, and the Company shall instead be required to comply with Section 7.22(b) below.

(b) In the event that pursuant to Section 7.1(a)(ii), it is determined that New PubCo and SPAC shall submit the Registration Statement and the Proxy Statement confidentially with the SEC prior to filing the Registration Statement and the Proxy Statement with the SEC, the Company shall furnish to SPAC for inclusion in the Proxy Statement and the Registration Statement as soon as reasonably practicable and in any event prior to March 31, 2022, (A) the PCAOB Audited 2020 and 2019 Financial Statements, together with their respective auditor’s reports thereon and consent to use such financial statements and reports; and (B) the audited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2021, and the related consolidated statements of income (loss), changes in shareholders’ equity and cash flows of the Company and the Company Subsidiaries for the fiscal year then ended, audited in accordance with applicable PCAOB auditing standards (the “PCAOB Audited 2021 Financial Statements”), together with their respective auditor’s reports thereon and consent to use such financial statements and reports.

(c) Upon delivery of the SEC Financial Statements, the Company shall be deemed to represent that the SEC Financial Statements (w) present fairly, in all material respects, the financial position of the Company and its Subsidiaries, as at the respective dates thereof, and the results of their operations and their cash flows for the respective periods then ended (subject, in the case of the SEC Unaudited Interim Financial Statements, to normal recurring year-end adjustments (the effect of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect) and the absence of footnotes); (x) were prepared in conformity with International Financial Reporting Standards applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto); (y) were prepared from the books and records of the Group Companies; and (z) comply in all material respects with the applicable auditing and accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act for inclusion in the Proxy Statement and the Registration Statement. Unless the SEC provides a final and written waiver, prior to December 31, 2021, the requirement for its presentation, upon delivery of the LinkAPI Historical Financial Statements, the Company shall be deemed to represent that the LinkAPI Historical Financial Statements (w) present fairly, in all material respects, the financial position of LinkAPI and its subsidiaries on a consolidated basis, as at the respective dates thereof, and the results of its operations and its cash flows for the respective periods then ended; (x) be prepared in conformity with Brazilian GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto); (y) be prepared from the books and records of LinkAPI and its subsidiaries; and (z) comply in all material respects with the applicable auditing and accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act for inclusion in the Proxy Statement and the Registration Statement.

(d) The Company, SPAC and New PubCo shall each use its reasonable efforts to assist the other in preparing in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement or Proxy Statement and any other filings or confidential submissions to be made by SPAC or New PubCo with the SEC in connection with the Transactions.

7.23. Company Shareholder Meeting. The Company agrees to take and carry out any and all necessary measures to hold a shareholders meeting of the Company and employ its reasonable efforts to, on or prior to the Closing Date, obtain approval from the Company Shareholders of the Company’s financial statements and management accounts in respect of the fiscal year ended on December 31, 2020 and, if approved, file the relevant minutes of such shareholders’ meeting with the São Paulo’s Board of Trade in order to achieve its due retroactive effects to the date of the meeting in accordance with applicable Legal Requirements.

7.24. Post-Signing Deliveries. Within eight (8) hours following the execution and delivery of this Agreement, the Company shall deliver to SPAC (i) the Exchange Agreement, duly executed by each of the Company Shareholders, the Company Optionholders and the Company, and (ii) a copy of the minutes of the shareholders’ meeting of the Company held by the Company’s ordinary shareholders, confirming an irrevocable approval by such shareholders of the adoption of this Agreement, the Transaction Agreements and the consummation of the Transactions contemplated hereby and thereby in form and substance reasonably acceptable to SPAC, evidencing the Requisite Approval, including approval of the execution of this Agreement, the Exchange Agreement, the other Transaction Agreements and the authorization and ratification of all acts performed or required to be performed by the officers of the Company for the signing and execution of this Agreement and the Transaction Agreements (the “Company Minutes”).

ARTICLE VIII

CONDITIONS TO THE TRANSACTION

8.1. Conditions to Obligations of Each Party’s Obligations. The respective obligations of each Party to this Agreement to effect the Mergers and the other Transactions shall be subject to the satisfaction at or prior to the First Effective Time of the following conditions:

(a) At the Special Meeting (including any adjournments thereof), the SPAC Shareholder Approval shall have been obtained.

(b) The Newco Shareholder Approval shall have been obtained.

(c) SPAC shall have at least $5,000,001 of net tangible assets following the exercise by the holders of SPAC Class A Ordinary Shares issued in SPAC’s initial public offering of securities and outstanding immediately before the First Effective Time of their right to redeem their SPAC Class A Ordinary Shares held by them into a pro rata share of the Trust Account in accordance with SPAC’s Governing Documents.

(d) the Parties will have received or have been deemed to have received all other necessary pre-Closing authorizations, consents, clearances, waivers and approvals of the Governmental Entities set forth on Schedule 8.1(d) to this Agreement in connection with the execution, delivery and performance of this Agreement and the Transactions (or any applicable waiting period thereunder shall have expired or been terminated).

(e) No provision of any applicable Legal Requirement prohibiting, enjoining, restricting or making illegal the consummation of the Transactions shall be in effect, and no temporary, preliminary or permanent restraining Order enjoining, restricting or making illegal the consummation of the Transactions will be in effect.

(f) The New PubCo Ordinary Shares to be issued pursuant to this Agreement shall be approved for listing upon the Closing on the NASDAQ (or any other public stock market or exchange in the United States as may be agreed by the Company and SPAC) subject to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders.

(g) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement.

(h) The Exchange Agreement, duly executed by each of the Company Shareholders, the Company Optionholders and the Company, shall have been delivered to SPAC.

(i) The Company Minutes shall have been delivered to SPAC.

8.2. Additional Conditions to Obligations of the Company. The obligations of the Company to consummate and effect the Mergers and the other Transactions shall be subject to the satisfaction at or prior to the First Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) (i) The Fundamental Representations of SPAC, New PubCo, First Merger Sub, Second Merger Sub and Third Merger Sub shall be true and correct in all but de minimis respects (without giving effect to any limitation as to “materiality,” “SPAC Material Adverse Effect” or any similar limitation contained therein) on and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); and (ii) all other representations and warranties set forth in Article V hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation contained herein) on and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except in the case of this clause (ii), where any failures of such representations and warranties to be so true and correct, individually and in the aggregate, has not had and is not reasonably likely to have a SPAC Material Adverse Effect.

(b) SPAC, New PubCo, First Merger Sub, Second Merger Sub and Third Merger Sub shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the First Effective Time in all material respects.

(c) No SPAC Material Adverse Effect shall have occurred since the date of this Agreement that exists as of the Closing.

(d) SPAC shall have delivered to the Company a certificate, signed by an authorized representative of SPAC and dated as of the First Effective Time, certifying as to the matters set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c).

(e) The memorandum and articles of association of New PubCo shall be amended and restated in the form of the New PubCo A&R Charter.

(f) SPAC shall have made appropriate arrangements to have the Trust Account, less amounts paid and to be paid pursuant to Section 7.11, available to SPAC, including for the payments to be made by any SPAC Party under this Agreement at Closing.

(g) SPAC shall have delivered or shall stand ready to deliver, the A&R Registration Rights Agreement, duly executed by New PubCo.

(h) SPAC Cash shall equal or exceed the Minimum Cash Amount.

8.3. Additional Conditions to the Obligations of SPAC. The obligations of the SPAC Parties to consummate and effect the Mergers and the other Transactions shall be subject to the satisfaction at or prior to the First Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by SPAC:

(a) (i) The Fundamental Representations of the Company shall be true and correct in all but de minimis respects (without giving effect to any limitation as to “materiality”, “Company Material Adverse Effect” or any similar limitation contained therein) on and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); (ii) the representations and warranties of the Company set forth in the first sentence of Section 4.3(a) shall be true and correct in all material respects (without giving effect to any limitation as to “materiality”, “Company Material Adverse Effect” or any similar limitation contained therein), other than deviations that are properly reflected on the Closing Payments Schedule to be delivered prior to Closing pursuant to Section 3.9(b), on and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date) and (iii) all other representations and warranties of the Company set forth in Article IV hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contained herein) on and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except, in the case of this clause (iii), where any failures of such representations and warranties of the Company to be so true and correct, individually and in the aggregate, has not had and is not reasonably likely to have a Company Material Adverse Effect.

(b) The Company shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the First Effective Time in all material respects.

(c) No Company Material Adverse Effect shall have occurred since the date of this Agreement that exists as of the Closing.

(d) The Company shall have delivered to SPAC a certificate, signed by an authorized representative of the Company and dated as of the First Effective Time, certifying as to the matters set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c).

ARTICLE IX

TERMINATION

9.1. Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of SPAC and the Company at any time;

(b) by either SPAC or the Company if the Closing shall not have occurred by the date that is nine (9) months following the date hereof (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either SPAC or the Company if a Governmental Entity shall have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions, including the Mergers, which Order or other action is final and nonappealable;

(d) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of SPAC, New PubCo, First Merger Sub, Second Merger Sub or Third Merger Sub, or if any representation or warranty of SPAC, New PubCo, First Merger Sub, Second Merger Sub or Third Merger Sub shall have become untrue, in either case, such that the conditions set forth in Article VIII would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by SPAC, New PubCo, First Merger Sub, Second Merger Sub or Third Merger Sub is curable by SPAC, New PubCo, First Merger Sub, Second Merger Sub or Third Merger Sub, as applicable, prior to the Closing, then the Company must first provide written notice of such breach and may not terminate this Agreement under this Section 9.1(d)

until the earlier of: (i) 30 days after delivery of written notice from the Company to SPAC of such breach; and (ii) the Outside Date; provided, further, that SPAC, New PubCo, First Merger Sub, Second Merger Sub or Third Merger Sub, as applicable, continues to exercise commercially reasonable efforts to cure such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 9.1(d) if: (A) it shall have materially breached this Agreement and such breach has not been cured; or (B) if such breach by SPAC, New PubCo, First Merger Sub, Second Merger Sub or Third Merger Sub is cured during such 30 day period);

(e) by SPAC, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of the Company or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Article VIII would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach is curable by the Company prior to the Closing, then SPAC must first provide written notice of such breach and may not terminate this Agreement under this Section 9.1(e) until the earlier of: (i) 30 days after delivery of written notice from SPAC to the Company of such breach; and (ii) the Outside Date; provided, further, that the Company continues to exercise commercially reasonable efforts to cure such breach (it being understood that SPAC may not terminate this Agreement pursuant to this Section 9.1(e) if: (A) it shall have materially breached this Agreement and such breach has not been cured; or (B) if such breach by the Company is cured during such 30 day period); or

(f) by either SPAC or the Company, if, at the Special Meeting (including any adjournments thereof), the SPAC Shareholder Approval is not obtained.

(g) by SPAC, if the Company has not delivered by March 31, 2022 (i) the PCAOB Audited 2020 and 2019 Financial Statements, and (ii) the PCAOB Audited 2021 Financial Statements.

(h) by SPAC, if the Company shall have failed to deliver the Exchange Agreement, duly executed by each of the Company Shareholders, the Company Optionholders and the Company, within eight (8) hours after the execution and delivery of this Agreement, pursuant to Section 7.24(i);

(i) by SPAC, if the Company shall have failed to deliver the Company Minutes to SPAC within eight (8) hours after the execution and delivery of this Agreement, pursuant to Section 7.24(ii);

9.2. Notice of Termination; Effect of Termination.

(a) Any termination of this Agreement under Section 9.1 above will be effective immediately upon the delivery of written notice of the terminating Party to the other Parties.

(b) In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect and the Transactions shall be abandoned, except for and subject to the following: (i) Section 7.4, Section 7.7, this Section 9.2, Article XI (General Provisions) and the Confidentiality Agreement shall survive the termination of this Agreement; and (ii) nothing herein shall relieve any Party from liability for any intentional breach of this Agreement or Intentional Fraud.

ARTICLE X

NO SURVIVAL

10.1. No Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall terminate at the Closing. Notwithstanding the foregoing, neither this Section 10.1 nor anything else in this Agreement to the contrary (including Section 11.14) shall limit: (a) the survival of any covenant or agreement of the Parties which by its terms is required to be performed or complied with in whole or in part after the Closing, which covenants and agreements shall survive the Closing in accordance with their respective terms; or (b) the liability of any Person with respect to Intentional Fraud.

ARTICLE XI

GENERAL PROVISIONS

11.1. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date delivered, if delivered by email of a pdf document; or (d) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to SPAC, New PubCo, First Merger Sub, Second Merger Sub or Third Merger Sub, to:

Alpha Capital Acquisition Company

1230 Avenue of the Americas, 16th Floor

New York, NY 10020

Attention:         Alec Oxenford

Email:               alec@alpha-capital.io

with a copy to (which shall not constitute notice):

Davis Polk & Wardwell, LLP

450 Lexington Avenue

New York, NY 10017

Attention:          Daniel Brass

                           Derek Dostal

Email:               daniel.brass@davispolk.com

                           derek.dostal@davispolk.com

if to the Company to:

Semantix Tecnologia em Sistema de Informação S.A.

Av. Eusébio Matoso, 1.375, 10º andar

São Paulo, São Paulo, Brazil, ZIP05423-180

Attention:        Depto. Jurídico

Email: juridico@semantix.com.br

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

Av. Brigadeiro Faria Lima, 3311, 7o Andar

04538-133 São Paulo - SP Brazil

Attention:        Filipe B. Areno

Email:             filipe.areno@skadden.com

or to such other address or to the attention of such Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

11.2. Interpretation. The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include the corresponding masculine, feminine and neuter forms. When a reference is made in this Agreement to an Exhibit, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “made available” mean that the subject documents or other materials were included in and available at the “Jockey” online virtual data room hosted by Datasite at least one (1) Business Day prior to the date of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity. The word “or” shall be disjunctive but not exclusive. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. References to a particular statute or regulation including all rules and regulations thereunder and any predecessor or successor statute, rule, or regulation, in each case as amended or otherwise modified from time to time. All references to currency amounts in this Agreement shall mean United States dollars. References to “ordinary course of business” (or similar references) shall mean the ordinary course of business consistent with past practice (including as to amounts and terms, as applicable), but taking into account the circumstances restrictions imposed by Legal Requirements and health and safety considerations relating to COVID-19 and any relevant COVID-19 Measures.

11.3. Counterparts; Electronic Delivery. This Agreement, the Transaction Agreements and each other document executed in connection with the Transactions, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence. The exchange of a fully executed Agreement (in counterparts or otherwise) in pdf, DocuSign or similar format and transmitted by facsimile or email shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

11.4. Entire Agreement; Third Party Beneficiaries. This Agreement, the other Transaction Agreements and any other documents and instruments and agreements among the Parties as contemplated by or referred to herein, including the Exhibits and Schedules hereto: (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) other than the rights, at and after the Effective Time, of Persons pursuant to the provisions of Section 3.8, Section 7.12 and this Section 11.4 (which will be for the benefit of the Persons set forth therein and herein), are not intended to confer upon any other Person other than the Parties any rights or remedies. Notwithstanding anything to the contrary contained herein, the past, present and future directors, officers, employees, incorporators, members, partners, shareholders, stockholders, Affiliates, agents, attorneys, advisors and Representatives of the Parties, and any Affiliate of any of the foregoing (and their successors, heirs and Representatives), are intended third-party beneficiaries of, and may enforce this Section 11.4.

11.5. Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Legal Requirement: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

11.6. Other Remedies; Specific Performance. Except as otherwise provided herein, prior to the Closing, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction and immediate injunctive relief to prevent breaches of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

11.7. Governing Law. This Agreement and the consummation the Transactions, and any action, suit, dispute, controversy or claim arising out of this Agreement and the consummation of the Transactions, or the validity, interpretation, breach or termination of this Agreement and the consummation of the Transactions, shall be governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.

11.8. Consent to Jurisdiction; Waiver of Jury Trial.

(a) Each of the Parties irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery in the State of Delaware (or, to the extent that the such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware), in each case in connection with any matter based upon or arising out of this Agreement, the other Transaction Agreements and the consummation of the Transactions, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such Person and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Each Party and any Person asserting rights as a third-party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any legal dispute, that: (a) such Person is not personally subject to the jurisdiction of the above named courts for any reason; (b) such Legal Proceeding may not be brought or is not maintainable in such court; (c) such Person’s property is exempt or immune from execution; (d) such Legal Proceeding is brought in an inconvenient forum; or (e) the venue of such Legal Proceeding is improper. Each Party and any Person asserting rights as a third-party beneficiary hereby agrees not to commence or prosecute any such action, claim, cause of action or suit other than before one of the above-named courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit to any court other than one of the above-named courts, whether on the grounds of inconvenient forum or otherwise. Each Party hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, and further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 11.1. Notwithstanding the foregoing in this Section 11.8, any Party may commence any action, claim, cause of action or suit in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(b) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LEGAL REQUIREMENT WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT, EACH OTHER TRANSACTION AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NON-COMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

11.9. Rules of Construction. Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each Party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

11.10. Expenses. Except as otherwise expressly provided in this Agreement, whether or not the Transactions are consummated, each Party will pay its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of this Agreement and the Transaction Agreements and the consummation of the Transactions.

11.11. Assignment. No Party may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the first sentence of this Section 11.11, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

11.12. Amendment. This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties.

11.13. Extension; Waiver. At any time prior to the Closing, SPAC (on behalf of itself, New PubCo, First Merger Sub, Second Merger Sub and Third Merger Sub), on the one hand, and the Company (on behalf of itself) may, to the extent not prohibited by applicable Legal Requirements: (a) extend the time for the performance of any of the obligations or other acts of the other Party; (b) waive any inaccuracies in the representations and warranties made to the other Party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right. In the event any provision of any of the other Transaction Agreement in any way conflicts with the provisions of this Agreement (except where a provision therein expressly provides that it is intended to take precedence over this Agreement), this Agreement shall control.

11.14. No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any Legal Proceeding for breach of this Agreement may only be made against, the entities that are expressly identified herein as Parties to this Agreement, and no Related Party of a Party shall have any liability for any liabilities or obligations of the Parties for any Legal Proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith. No Party shall have any right of recovery in respect hereof against any Related Party of a Party and no personal liability shall attach to any Related Party of a Party through such Party, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any Legal Requirement or otherwise. The provisions of this Section 11.14 are intended to be for the benefit of, and enforceable by the Related Parties of the Parties and each such Person shall be a third-party beneficiary of this Section 11.14. This Section 11.14 shall be binding on all successors and assigns of Parties.

11.15. Legal Representation.

(a) Each SPAC Party and the Company hereby agree for itself and on behalf of its shareholders, stockholders, members, owners, partners, Representatives and Affiliates (including, after the Closing, SPAC and the Group Companies), and each of their respective successors and assigns (all such parties, the “Waiving Parties”), that Davis Polk & Wardwell LLP (or any of its successors) may represent the SPAC Sponsor or any of their respective shareholders, stockholders, members, owners, partners, Representatives and Affiliates, in each case, in connection with any Legal Proceeding or obligation substantially related to this Agreement, any Transaction Agreement or the Transactions, and each SPAC Party and the Company on behalf of itself and the other Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. Each SPAC Party and the Company, for itself and the other Waiving Parties, acknowledges that the foregoing provision applies whether or not Davis Polk & Wardwell LLP provides legal services to SPAC or either SPAC Sponsor after the

Closing Date. Each SPAC Party and the Company, for itself and the other Waiving Parties, hereby further irrevocably acknowledges and agrees that all privileged communications, written or oral, between SPAC or either SPAC Sponsor and their respective counsel, including Davis Polk & Wardwell LLP, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding substantially relating to, this Agreement, any Transaction Agreements or the Transactions, or any matter relating to any of the foregoing, do not pass to the Company, New PubCo, the Newco Surviving Sub, the Initial SPAC Surviving Sub or the Subsequent SPAC Surviving Sub notwithstanding the Mergers, and instead survive, remain with and are controlled by the SPAC Sponsor (the “SPAC Sponsor Privileged Communications”), without any waiver thereof. Each SPAC Party, the Company and SPAC, together with any of its respective Affiliates, Subsidiaries, successors or assigns, agree that none of New PubCo, the Company, the Newco Surviving Sub, the Initial SPAC Surviving Sub or the Subsequent SPAC Surviving Sub may use or rely on any of the SPAC Sponsor Privileged Communications, whether located in the records or email server of a Group Company or otherwise (including in the knowledge of the officers and employees of a Group Company), in any Legal Proceeding against or involving any of the Parties after the Closing, and each such Person agrees not to assert that any privilege has been waived as to the SPAC Sponsor Privileged Communications.

(b) Each SPAC Party and the Company hereby agree for itself and on behalf of the other Waiving Parties that Skadden, Arps, Slate, Meagher & Flom LLP (or any of its successors) may represent the shareholders or holders of other equity interests of the Company or any of their respective shareholders, stockholders, members, owners, partners, Representatives and Affiliates (other than the Company and Newco after the Closing) (the “Semantix Group”), in each case, in connection with any Legal Proceeding or obligation substantially related to this Agreement, any Transaction Agreement or the Transactions, and each SPAC Party and the Company on behalf of itself and the other Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. Each SPAC Party and the Company, for itself and the other Waiving Parties, acknowledges that the foregoing provision applies whether or not Skadden, Arps, Slate, Meagher & Flom LLP provides legal services to the Semantix Group after the Closing Date. Each SPAC Party and the Company, for itself and the other Waiving Parties, hereby further irrevocably acknowledges and agrees that all privileged communications, written or oral, between the Semantix Group and their respective counsel, including Skadden, Arps, Slate, Meagher & Flom LLP, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding substantially relating to, this Agreement, any Transaction Agreements or the Transactions, or any matter relating to any of the foregoing, do not pass to the Company, New PubCo, the Newco Surviving Sub, the Initial SPAC Surviving Sub or the Subsequent SPAC Surviving Sub notwithstanding the Mergers, and instead survive, remain with and are controlled by the Semantix Group (the “Semantix Group Privileged Communications”), without any waiver thereof. Each SPAC Party, the Company and SPAC, together with any of its respective Affiliates, Subsidiaries, successors or assigns, agree that none of New PubCo, the Company, the Newco Surviving Sub, the Initial SPAC Surviving Sub or the Subsequent SPAC Surviving Sub may use or rely on any of the Semantix Group Privileged Communications, whether located in the records or email server of a Group Company or otherwise (including in the knowledge of the officers and employees of a Group Company), in any Legal Proceeding against or involving any of the Parties after the Closing, and each such Person agrees not to assert that any privilege has been waived as to the Semantix Group Privileged Communications.

11.16. Disclosure Letters and Exhibits. The Company Disclosure Letter and the SPAC Disclosure Letter shall each be arranged in separate parts corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that: (a) such information is cross-referenced in another part of the Company Disclosure Letter or the SPAC Disclosure Letter, as applicable; or (b) it is reasonably apparent on the face of the disclosure (without reference to any document referred to therein or any independent knowledge on the part of the reader regarding the matter disclosed) that such information qualifies another representation and warranty of the Company, on the one hand, or SPAC, New PubCo, First Merger Sub, Second Merger Sub or Third Merger Sub, on the other hand, as applicable, in this Agreement. Certain information set forth in the Company Disclosure Letter and the SPAC Disclosure Letter is or may be included solely for informational purposes, is not an admission of liability with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Company Disclosure Letter or the SPAC Disclosure Letter is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Disclosure Letter or the SPAC Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in the Company Disclosure Letter or the SPAC Disclosure Letter is or is not material for purposes of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

ALPHA CAPITAL HOLDCO COMPANY

By:	/s/ Alec Oxenford
Name: Alec Oxenford
Title: Authorized Signatory

ALPHA MERGER SUB I COMPANY

By:	/s/ Alec Oxenford
Name: Alec Oxenford
Title: Authorized Signatory

ALPHA MERGER SUB II COMPANY

By:	/s/ Alec Oxenford
Name: Alec Oxenford
Title: Authorized Signatory

ALPHA MERGER SUB III COMPANY

By:	/s/ Alec Oxenford
Name: Alec Oxenford
Title: Authorized Signatory

ALPHA CAPITAL ACQUISITION COMPANY

By:	/s/ Rafael Steinhauser
Name: Rafael Steinhauser
Title: President

[Signature Page to Business Combination Agreement]

SEMANTIX TECNOLOGIA EM SISTEMA DE INFORMAÇÃO S.A.

By:	/s/ Leonardo Santos
Name: Leonardo Santos
Title: Chief Executive Officer

By:	/s/ Adriano Alcade
Name: Adriano Alcalde
Title: Chief Financial Officer

[Signature Page to Business Combination Agreement]

Exhibit 10.1

EXECUTION VERSION

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of November 16, 2021 (the “Effective Date”) by and among Alpha Capital Holdco Company, an exempted company incorporated with limited liability in the Cayman Islands (“New PubCo”), Semantix Tecnologia em Sistema de Informação S.A., a sociedade anônima organized under the laws of Brazil (the “Company”), Alpha Capital Acquisition Company, an exempted company incorporated with limited liability in the Cayman Islands (“SPAC”), and each of the undersigned parties listed on Schedule A hereto as the holder of Equity Interests (as defined below) (each such party, an “Equity Holder” and collectively, “Equity Holders”), and, each of the undersigned parties listed on Schedule A hereto as the holder of Options (as defined below) (each such party, an “Optionee” and collectively, “Optionees”). Each of New PubCo, the Company, SPAC and the Equity Holders will individually be referred to herein as a “Party” and, collectively, as the “Parties”.

WHEREAS, each Equity Holder is the legal and beneficial owners of the shares of common or preferred stock of the Company listed next to its name on Schedule A (the “Equity Interests”);

WHEREAS, concurrently with the execution of this Agreement, the Company and certain other parties entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”; capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement);

WHEREAS, each Optionee is the legal and beneficial owner of the outstanding options listed next to its name on Schedule A (the “Options”) under the Company’s Share Plan, which are or may become vested before the closing of the Transaction set forth in the Business Combination Agreement;

WHEREAS, in consideration for the benefits to be received directly or indirectly by the Equity Holder and the Optionee in connection with the transactions contemplated by the Business Combination Agreement and as a material inducement to SPAC and New PubCo agreeing to enter into and consummate the transactions contemplated by the Business Combination Agreement, each Equity Holder agrees to enter into this Agreement and to be bound by the agreements, covenants and obligations contained in this Agreement; and

WHEREAS, the Parties acknowledge and agree that SPAC and New PubCo would not have entered into and agreed to consummate the transactions contemplated by the Business Combination Agreement without the Equity Holders and Optionees entering into this Agreement and agreeing to be bound by the agreements, covenants and obligations contained in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

OBLIGATIONS

1.1.     Newco Formation. As soon as practicable after the date hereof and in any event prior to the First Effective Time (as defined in the Business Combination Agreement), each Equity Holder shall take, or cause to be taken, any and all actions necessary to form an exempted company incorporated with limited liability in the Cayman Islands (“Newco”), the sole shareholders of which shall be the Equity Holders in the proportions set forth next to each Equity Holder’s name on Schedule B.

1.2.     Newco Joinder. Promptly after the formation of Newco pursuant to the immediately preceding Section 1.1 and in any event prior to the First Effective Time, each Equity Holder shall take, or cause to be taken, any and all action necessary for Newco to become a party to the Business Combination Agreement and this Agreement by executing and delivering the Newco Joinder.

1.3.     Shareholder Approval.

a)

Promptly following the date of this Agreement and in any event prior to First Effective Time, each Equity Holder shall take, or cause to be taken, any and all action necessary or advisable for such Equity Holder to approve, in his or her capacity as a shareholder of the Company, the transactions contemplated by the Business Combination Agreement (the “Company Approval”).

b)

Promptly following the Pre-Closing Exchange and prior to the First Effective Time, each Equity Holder shall take, or cause to be taken, any and all action necessary or advisable for such Equity Holder to approve, in his or her capacity as a shareholder of Newco, the Second Merger and the other transactions contemplated by the Business Combination Agreement (the “Newco Approval” and together with the Company Approval, the “Corporate Approvals”).

c)

Without limiting the generality, and in furtherance, of the foregoing, during the term of this Agreement, for purposes of the Corporate Approvals, each Equity Holder, on its own behalf and on behalf of any wholly owned subsidiary, as applicable, hereby agrees to be present for any meeting and vote (in person or by proxy), or consent to any action by written consent or resolution with respect to, as applicable, the Equity Interests and ordinary shares of Newco (“Shares”) (i) in favor of, and to adopt, the Business Combination Agreement, the Transaction Agreements and the transactions contemplated thereby, (ii) in favor of the other matters set forth in the Business Combination Agreement, the Transaction Documents and the transactions contemplated thereby to the extent required for the Company and Newco to carry out their respective obligations thereunder, and (iii) in opposition to: (A) any Company Business Combination and any and all other proposals (1) that could reasonably be expected to delay or impair the ability of the Company to consummate the transactions contemplated by the Business Combination Agreement or any Transaction Agreement or (2) which are in competition with or materially inconsistent with the Business Combination Agreement, any Transaction Agreement and the transactions contemplated thereby or (B) any other action, proposal, transaction or agreement involving the Company or any of its subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the transactions contemplated by the Business Combination Agreement or any Transaction Agreement or would reasonably be expected to result in (y) any breach of any representation, warranty, covenant, obligation or agreement of the Company in the Business Combination Agreement or any Transaction Agreement or (z) any of the conditions to the Company’s obligations under the Business Combination Agreement or any Transaction Agreement not being fulfilled.

d)	Each Equity Holder agrees not to deposit, and to cause its affiliates not to deposit, any Equity Interests or Shares in a voting trust or subject any Equity Interests or Shares to any

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arrangement or agreement with respect to the voting of such Equity Interests or Shares, unless specifically requested to do so by the SPAC and the Company in connection with the Business Combination Agreement, the Transaction Agreements or the transactions contemplated thereby.

e)

Each Equity Holder agrees (i) to refrain from exercising any dissenters’ rights or rights of appraisal under applicable Legal Requirements at any time with respect to the Second Merger, the Pre-Closing Exchange, the Agreement, the other Transaction Agreements and the transactions contemplated thereby and (ii) not to commence or participate in any claim, derivative or otherwise, against the Company, Newco, SPAC, New PubCo or any of their respective Affiliates relating to the negotiation, execution or delivery of this Agreement or the Business Combination Agreement or the consummation of the Mergers, the Pre-Closing Exchange or the other transactions contemplated thereby, including any claim (A) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (B) alleging a breach of any fiduciary duty of the board of directors or similar governing body of the Company or New PubCo in connection with the Second Merger, the Pre-Closing Exchange, the Agreement, the other Transaction Agreements and the transactions contemplated thereby. For the avoidance of doubt, this paragraph shall not apply, or be construed to apply, to in respect of an Equity Holder’s rights or obligations under the Shareholders Agreement or the A&R Registration Rights Agreement.

1.4.    Proxy.

a)

Without limiting any other rights or remedies of the Company, for all purposes of this Agreement, each Equity Holder hereby appoints the Company, and any designee of either of them, and each of them individually, as its proxies, agents and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of this Agreement with respect to the matters set forth herein in the name and in the stead of such Equity Holder, including to attend on behalf of such Equity Holder any meeting of the Equity Holders or Shares with respect to the Corporate Approvals, to include the Equity Interests or Shares in any computation for purposes of establishing a quorum at any such meeting of the Equity Holders or Shares, to vote (or cause to be voted, as applicable) the Equity Interests or Shares or consent or approve (or withhold consent or approval, as applicable) with respect to any of the Corporate Approvals in connection with any meeting of the Equity Holders, any action by written consent or any other approval by the Equity Holders. This proxy and power of attorney is given to secure the performance of the duties of the Equity Holder under this Agreement. Each Equity Holder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy.

b)

This proxy and power of attorney granted by Equity Holder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy, is granted in consideration for the Company entering into the Business Combination Agreement and agreeing to consummate the transactions contemplated thereby and shall revoke any and all prior proxies granted by Equity Holder with respect to the Equity Interests or Shares. The power of attorney granted by Equity Holder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of Equity Holder. The vote, consent or approval by the proxyholder with respect to any Corporate Approval shall control in the event of any conflict between such vote, consent or approval (or withholding of consent or approval, as applicable) by the proxyholder of the Equity Interests or Shares and a vote, consent or approval (or

3

withholding of consent or approval, as applicable) by such Equity Holder of the Equity Interests or Shares (or any other Person with the power to vote or provide consent or approval (or withhold consent or approval, as applicable) with respect to the Equity Interests or Shares) with respect to any Corporate Approval. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

c)

The Company agrees, pursuant to the powers of attorney granted to the Company pursuant to this Agreement, in connection with and to facilitate the consummation of the Pre-Closing Exchange, to the extent necessary or advisable, to make, execute, acknowledge and deliver all such other agreements, documents and instruments necessary or advisable to consummate the Pre-Closing Exchange and, in general, to do any and all things and to take any and all actions necessary or advisable in connection with or to carry out the Pre-Closing Exchange on behalf of the Equity Holders, in each case subject to the terms and conditions of the Business Combination Agreement.

d)

Notwithstanding anything in this Agreement to the contrary, none of the provisions of this Section 1.4 shall apply to Crescera Growth Capital Master Fundo de Investimento em Participação - Multiestratégia or to Fundo de Investimento em Participações Multiestratégia Inovabrá I – Investimento no Exterior (collectively, the “Growth Investors”), each in their capacity as Equity Holder, and that no such proxy and power of attorney shall be granted hereunder by any of the Growth Investors in favor of the Company.

1.5.    Further Assurances. During the term of this Agreement, each Equity Holder and Optionee agrees that it shall not take any action that would reasonably be expected to prevent, impede, interfere with or adversely affect any Equity Holder’s, the Company’s and/or Newco’s ability to perform its obligations under this Agreement and/or the Business Combination Agreement, except as expressly contemplated by this Agreement or the Business Combination Agreement. Each Equity Holder hereby agrees to promptly execute and deliver all additional agreements, documents or instruments, take, or cause to be taken, all actions and provide, or cause to be provided, all additional information or other materials as may be necessary or advisable, in each case, as reasonably determined by SPAC and the Company, in connection with, or otherwise in furtherance of, the transactions contemplated by the Business Combination Agreement or this Agreement.

1.6.    Termination of Existing Shareholders Agreements. Each Equity Holder and the Company hereby agrees that, notwithstanding anything to the contrary in any such agreement, (i) each of the agreements set forth on Schedule B hereto shall be automatically terminated and of no further force and effect (including any provisions of any such agreement that, by its terms, survive such termination) effective as of, and subject to and conditioned upon the occurrence of, the Closing and (ii) upon such termination neither the Company nor any of its Affiliates shall have any further obligations or Liabilities under or with respect to each such agreement. Without limiting the above, each of the Equity Holders who are a party to the agreements set forth on Schedule B hereby expressly and irrevocably acknowledge and agree that all terms and conditions of the respective agreements to which they are a party to were duly observed or waived, as applicable. For purposes of clarification, despite the completion of the contribution set forth in this Agreement, the Shareholder’s Agreement shall remain in full force, mutatis mutandis, until the Closing is consummated.

1.7.     Business Combination Agreement. Each Equity Holder hereby agrees to be bound by and subject to (i) Sections 7.4 (Confidentiality; Communications Plan; Access to Information), 7.6 (No SPAC Securities Transactions), and 7.8 (Disclosure of Certain Matters) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement, as if such Equity Holder is directly party thereto, and (ii) Section 7.7 (No Claim Against Trust Account) and Section 7.10(a) (No Solicitation) of the Business Combination Agreement to the same extent as such provisions apply to the Company, as if the Equity Holder is directly party thereto.

1.8.    Transfers of Equity Interests or Shares Prior to Closing. Except as expressly contemplated by the Business Combination Agreement or this Agreement or with the prior written consent of SPAC (such consent to be given or withheld in its sole discretion), from and after the date hereof until the earlier of the Closing or the termination of the Business Combination Agreement in accordance with

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its terms, each Equity Holder agrees not to (a) Transfer any of the Equity Interests or Shares, (b) enter into any option, warrant, purchase right or other Contract that could (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require the Equity Holder to Transfer any of the Equity Interests or Shares, or (c) take any actions in furtherance of any of the matters described in the foregoing clauses (a) or (b). Notwithstanding the foregoing or anything to the contrary herein, the foregoing restrictions shall not prohibit a Transfer (i) if such Equity Holder is not an individual or a trust, to any of its Affiliates, or (ii) if such Equity Holder is an individual or a trust, (A) by virtue of laws of descent and distribution upon death of the individual, (B) pursuant to a qualified domestic relations order or (C) to any member of such Equity Holder’s immediate family or any trust for the direct or indirect benefit of such Equity Holder or the immediate family of such Equity Holder; provided, however, that (x) such Equity Holder shall, and shall cause any such transferee of his, her or its Equity Interests or Shares, to enter into a written agreement, in form and substance reasonably satisfactory to SPAC, agreeing to be bound by this Agreement (including, for the avoidance of doubt, all of the covenants, agreements and obligations of such Equity Holder hereunder and which agreement will include, for the avoidance of doubt, the making of all of the representations and warranties of such Equity Holder set forth in Article II with respect to such transferee and his, her or its Equity Interests or Shares received upon such Transfer, as applicable) prior and as a condition to the occurrence of such Transfer, and (y) no such Transfer will relieve such Equity Holder of any of its covenants, agreements or obligations hereunder with respect to the Equity Interests or Shares so transferred, unless and to the extent actually performed, or will otherwise affect any of the provisions of this Agreement (including any of the representations and warranties of such Equity Holder hereunder). For purposes of this Agreement, (a) “Beneficially Own” has the meaning ascribed to it in the Exchange Act; (b) “Transfer” shall mean the (i) direct or indirect transfer, sale or assignment of, offer to sell, contract or any agreement to sell, hypothecate, pledge, encumber grant of any option to purchase or otherwise dispose of, either voluntarily or involuntarily, or any agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (b)(i) or (b)(ii); and (c) “immediate family” shall mean a spouse, domestic partner, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of the applicable party hereto; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended.

1.9.    Release. Effective as of the Third Effective Time, each Equity Holder and Optionee, on behalf of himself, herself or itself, his, her or its affiliates and each of their respective assigns, heirs, beneficiaries, creditors, representatives and agents (collectively, the “Releasing Parties”), does irrevocably and fully waive, release, acquit and discharge forever the Company, Newco, SPAC, New PubCo and their respective affiliates and present and former and direct or indirect partners, members and equity holders, directors, managers, officers, employees, principals, trustees, representatives, agents, predecessors, successors, assigns, beneficiaries, heirs, executors, insurers and attorneys (collectively, the “Released Parties”), from any and all actions, claims, liabilities, losses, orders and causes of action of every kind and nature whatsoever, at law or in equity, whether known or unknown, that such Releasing Parties, or any of them, may have had in the past or may now have or may have in the future against the Released Parties, or any of them, related to events, circumstances, acts or omissions occurring, on or prior to the Second Effective Time that relate to or arise out of the Releasing Party’s status as a holder of equity of, or any other investment in, the Company, Newco or any of their respective Affiliates, including any Equity Interests or Shares and any securities

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exercisable for, convertible into or otherwise issued with respect to any securities, obligations or other interests issued by the Company or any of its Affiliates that any such Releasing Party holds or has ever held, including relating to the negotiation, execution and consummation of the transactions contemplated by the Business Combination Agreement, including, without limitation, the other Transaction Agreements, the Pre-Closing Exchange, the Second Merger and breaches of any fiduciary duties with respect to the transactions contemplated by the Business Combination Agreement (collectively, the “Released Claims”); provided, however, that the Released Claims shall not include, and each Releasing Party is not releasing any, (i) if such Equity Holder is an employee of the Company, rights to accrued but unpaid salary, bonuses, expense reimbursements (in accordance with Company’s employee expense reimbursement policy), accrued vacation and other benefits under the Company’s employee benefit plans, (ii) right to indemnification, exculpation, advancement of expense or similar rights with respect to service as a director, officer or manager or an Affiliate thereof, set forth in the Company’s Governing Documents, certificate of formation or other organizational documents, any indemnification agreement between the Company and such Equity Holder or its Affiliates, or as provided by law or any directors’ and officers’ liability insurance, (iii) actions, claims, liabilities, losses, and causes of action of every kind and nature whatsoever, at law or in equity, whether known or unknown, arising out or related to this Agreement, the Business Combination Agreement or any other Transaction Agreement to which such Releasing Party is a party, (iv) commercial agreement between such Equity Holder or any other Releasing Party, on the one hand, or any Released Party, on the other hand, (v) rights of such Equity Holder or any other Releasing Party under the Business Combination Agreement or any other Transaction Agreement to which such Releasing Party is a party, including claims related to the enforcement of the Business Combination Agreement and the right to receive such Equity Holder’s Per Share Consideration, or (vi) Equity Holder’s rights or obligations under the Shareholders Agreement or the A&R Registration Rights Agreement (collectively the “Excluded Claims”). Each Equity Holder (on behalf of itself, himself, and herself and the other Releasing Parties) hereby agrees not to institute any proceeding against any Released Party with respect to any of the Released Claims but excluding the Excluded Claims. Each Equity Holder represents, warrants and acknowledges that he, she or it has consulted with counsel with respect to the execution and delivery of this release and has been fully apprised of the consequences hereof. Each Equity Holder agrees and acknowledges that the release in this Agreement constitutes a complete defense of any and all Released Claims, other than Excluded Claims.

1.10.    Optionees’ Undertaking.

a)

In the event that, prior to the Pre-Closing Exchange (as defined in the Business Combination Agreement), any Optionee exercises any of his or her Options under the Company Share Plan, such Optionee will automatically become an Equity Holder under the terms of this Agreement and will be treated as an Equity Holder for all purposes of this Agreement, assuming any and all rights and obligations set forth herein, and Schedule A hereto shall be deemed to be updated to include the equity interests underlying each such exercised Option in Schedule A.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE EQUITY HOLDER

2.1.    Each Equity Holder (including for purposes of this Article II, each Optionee) hereby represents and warrants to Newco, SPAC and New PubCo that:

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a)

Title. Each Equity Holder and Optionee holds good, valid and marketable title to the Equity Interests and Options set forth opposite the Equity Holder’s name on Schedule A, free and clear of any mortgage, pledge, security interest, conditional sale or other title retention agreement, encumbrance, lien, easement, option, debt, charge, claim or restriction of any kind except as set forth in Schedule A.

b)

Authorization. Each Equity Holder and Optionee has full power and authority (including any spouse consent) to enter into this Agreement, and this Agreement, assuming the due authorization, execution and delivery of this Agreement by all other parties, constitutes its valid and legally binding obligation, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy Legal Requirements, other similar Legal Requirements affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

c)

No Conflict. Neither the execution and delivery of this Agreement by the Equity Holder nor the performance of the Equity Holder’s obligations hereunder (i) violates any provision of any Legal Requirements applicable to the Equity Holder, (ii) if the Equity Holder is not an individual, would, directly or indirectly, result in any breach of any provision of the Equity Holder’s Governing Documents, (iii) conflicts with, result in a breach under or give rise to any right of termination of any document, agreement or instrument to which the Equity Holder is a party, or (iv) result in the creation or imposition of any mortgage, pledge, security interest, conditional sale or other title retention agreement, encumbrance, lien, easement, option, debt, charge, claim or restriction of any kind upon the Equity Interests except as disclosed on Schedule A.

d)

No Consents. No consent, waiver, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any court, administrative agency or commission or any other governmental authority, instrumentality, agency or commission or any third party (including a party to any agreement with the Equity Holder, the Optionee or any spouse consent), is required by or with respect to the delivery of this Agreement and the consummation of the transactions contemplated hereby.

e)

Ownership. The Equity Holder is the beneficial and record owner of the Equity Interests set forth next to the Equity Holder’s name on Schedule A. The Equity Interests and Options set forth on Schedule A collectively constitute 100% of the Equity Holder’s interest in the Company and the Equity Holder does not own, beneficially or of record, any other equity, equity-linked or similar securities of the Company or any of its Subsidiaries or have the right to acquire any equity, equity-linked or similar securities of the Company or any of its Subsidiaries. The Equity Holder acknowledges that the Equity Holder’s agreement to contribute all of the equity securities of the Company held by the Equity Holder is a material inducement to Newco’s willingness to issue to the Equity Holder, or to the respective wholly owned subsidiary if applicable, the Shares. As such, if after the execution of this Agreement it is discovered that the Equity Holder is directly or indirectly the owner of any additional membership, equity or ownership interests not reflected next to the Equity Holder’s name on Schedule A (an “Undisclosed Interest”), the Equity Holder hereby agrees to contribute, assign, transfer, convey and deliver to Newco all of the Equity Holder’s right, title and interest in and to such Undisclosed Interest. By executing this Agreement, each Equity Holder further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any person, with respect to any of the Equity Interests except as disclosed on Schedule A. The Equity Holder has the sole right to vote (and provide consent in respect of, as

7

applicable) the Equity Interests set forth next to the Equity Holder’s name on Schedule A and, except for this Agreement, the Business Combination Agreement and as disclosed on Schedule A, the Equity Holder is not party to or bound by (i) any option, warrant, purchase right, or other Contract that could (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require the Equity Holder to Transfer any of the Equity Interests or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of any of the Equity Interests.

f)

There is no Legal Proceeding pending or, to the Equity Holder’s knowledge, threatened against or involving the Equity Holder or any of his, her or its Affiliates that, if adversely decided or resolved, would reasonably be expected to adversely affect the ability of the Equity Holder to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.

g)

There is no Order or Legal Requirement issued by any court of competent jurisdiction or other Governmental Entity, or other legal restraint or prohibition relating to the Equity Holder or any of his, her or its Affiliates that could reasonably be expected to adversely affect the ability of the Equity Holder to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.

h)

The Equity Holder, on his, her or its own behalf and on behalf of his, her or its Representatives, acknowledges, represents, warrants and agrees that (i) he, she or it has conducted his, her or its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, Newco, SPAC and New PubCo and the transactions contemplated by this Agreement, the Business Combination Agreement and the other Transaction Agreements and (ii) he, she or it has been furnished with or given access to such documents and information about Newco, SPAC and New PubCo and their respective businesses and operations as he, she or it and his, her or its Representatives have deemed necessary to enable him, her or it to make an informed decision with respect to the execution, delivery and performance of this Agreement or the other Transaction Agreements to which he, she or it is or will be a party and the transactions contemplated hereby and thereby.

i)

In entering into this Agreement and the other Transaction Agreements to which he, she or it is or will be a party, the Equity Holder has relied solely on his, her or its own investigation and analysis and the representations and warranties expressly set forth in the Transaction Agreements to which he, she or it is or will be a party and no other representations or warranties of Newco, SPAC or New PubCo (including, for the avoidance of doubt, none of the representations or warranties of SPAC or New PubCo set forth in the Business Combination Agreement or any other Transaction Agreement) or any other Person, either express or implied, and the Equity Holder, on his, her or its own behalf and on behalf of his, her or its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in this Agreement or in the other Transaction Agreements to which he, she or it is or will be a party, none of Newco, SPAC or New PubCo or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Business Combination Agreement or the other Transaction Agreements or the transactions contemplated hereby or thereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1.    The Company hereby represents and warrants to each Equity Holder that:

a)

Organization. The Company is a closely held company, duly organized, validly existing and in good standing under the laws of the Federative Republic of Brazil and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted. As of the Effective Date, the Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b)

Authorization. The Company has full power and authority to enter into this Agreement, and this Agreement, assuming the due authorization, execution and delivery of this Agreement by all other parties, constitutes a valid and legally binding obligation, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy Legal Requirements, other similar Legal Requirements affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

c)

No Conflict. Neither the execution and delivery of this Agreement by the Company nor the performance of the Company’s obligations hereunder violates any provision of law applicable to the Company or conflicts with any document, agreement or instrument to which the Company is a party.

ARTICLE IV

MISCELLANEOUS

4.1.    Notices. Any notice, consent or request to be given in connection with any of the terms or provisions of this Agreement shall be in writing and shall be sent or given in accordance with the terms of Section 11.1 of the Business Combination Agreement to the applicable Party at its principal place of business. Any notice to any Equity Holder shall be sent to the address set forth on the signature page hereto.

4.2.    Assignment. No party shall assign or delegate (in whole or in part) its rights or obligations under this Agreement without the prior written consent of the other parties.

4.3.    Binding Nature. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns and shall be enforceable by the parties hereto and their respective successors and permitted assigns.

4.4.    Termination. This Agreement shall automatically terminate upon the earliest to occur of (a) the Closing and (b) the date on which the Business Combination Agreement is terminated for any reason in accordance with its terms. In the event of a valid termination of the Business Combination Agreement, this Agreement shall be of no force and effect. No such termination or reversion shall relieve any Equity Holder from any obligation accruing, or liability resulting from an intentional breach of this Agreement occurring prior to such termination or reversion

4.5.    Miscellaneous. Sections 11.2 through 11.10 and Sections 11.12 through 11.14 of the Business Combination Agreement shall apply mutatis mutandis to this Agreement.

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[Remainder of this page was intentionally left in blank. Execution pages follow.]

IN WITNESS WHEREOF, the Parties have executed and delivered this Voting and Support Agreement as of the date first above written.

ALPHA CAPITAL ACQUISITION COMPANY

By:
Name: Rafael Steinhauser
Title: President

ALPHA CAPITAL HOLDCO COMPANY

By:
Name: Rafael Steinhauser
Title: Authorized Signatory

SEMANTIX TECNOLOGIA EM SISTEMA DE INFORMAÇÃO S.A.

By:
Name: Leonardo dos Santos Poça D´Água
Title: Chief Executive Officer

SEMANTIX TECNOLOGIA EM SISTEMA DE INFORMAÇÃO S.A.

By:
Name: Adriano Alcalde
Title: Chief Financial Officer

[Signature Page to Voting and Support Agreement]

Exhibit 10.2

EXECUTION VERSION

LOCK-UP AGREEMENT

This Lock-Up Agreement (this “Agreement”) is made as of November 16, 2021, by and among Alpha Capital Holdco Company, an exempted company incorporated with limited liability in the Cayman Islands, an exempted company incorporated with limited liability in the Cayman Islands (“New PubCo”), Alpha Capital Acquisition Company, an exempted company incorporated with limited liability in the Cayman Islands (“SPAC”), and each of the undersigned parties listed on the signature pages hereto under “Equity Holders” (each such party, an “Equity Holder”).

WHEREAS, concurrently with the execution of this Agreement, the Parties hereto and certain other parties entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”);

WHEREAS, in connection with the Business Combination Agreement, the Parties hereto desire to enter into this Agreement, pursuant to which the Lock-Up Shares (as defined below) shall become subject to limitations on transfer and disposition as set forth herein.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

Section 1.    Definitions. Capitalized terms used and not defined herein shall have the respective meanings assigned to them in the Business Combination Agreement.

(a)    “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended.

(b)    “Agreement” has the meaning set forth in the Preamble.

(c)    “Company” has the meaning set forth in the Preamble.

(d)    “Equity Holder” has the meaning set forth in the Preamble.

(e)    “Equity Interests” means, with respect to each Equity Holder, the New PubCo Shares held by such Equity Holder on the Closing Date immediately following the consummation of the Mergers.

(f)    “immediate family” shall mean a spouse, domestic partner, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of the applicable party hereto.

(g)    “Liquidation Event” means a liquidation, merger, capital stock exchange, reorganization, sale of all or substantially all assets or other similar transaction involving New PubCo upon the consummation of which holders of New PubCo Shares would be entitled to exchange their New PubCo Shares for cash, securities or other property following the Closing.

(h)    “Lock-Up Period” means the period beginning on the Closing Date and ending on the six (6)-month anniversary of the Closing Date.

(i)    “Lock-Up Shares” means, collectively, the Existing Equity Interests and any Earn-Out Shares that may from time to time be held by the Equity Holders during the Lock-up Period.

(j)    “New PubCo” has the meaning set forth in the Preamble.

(k)    “New PubCo Shares” means Class A ordinary shares of New PubCo, par value $0.001 per share, entitling the holder of each such share to one vote per share.

(l)    “Party” has the meaning set forth in the Preamble.

(m)    “Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

(n)    “Prohibited Transfer” has the meaning set forth in Section 2(c).

(o)    “SPAC” has the meaning set forth in the Preamble.

(p)    “Transfer” means the (i) direct or indirect transfer, sale or assignment of, offer to sell, contract or any agreement to sell, hypothecate, pledge, encumber grant of any option to purchase or otherwise dispose of, either voluntarily or involuntarily, or any agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder with respect to, any security, (ii) entry into any swap or other arrangement that directly or indirectly transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii);

Section 2.    Lock-Up.

(a)    Except with the prior written consent of SPAC (such consent to be given or withheld in its sole discretion), during the Lock-up Period, each Equity Holder severally (and not jointly and severally) agrees not to (i) Transfer any of its Lock-up Shares, (ii) enter into any option, warrant, purchase right or other Contract that could (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require the Equity Holder to Transfer any of its Lock-up Shares, or (iii) take any actions in furtherance of any of the matters described in the foregoing clauses (i) or (ii).

(b)    Notwithstanding the foregoing or anything to the contrary herein, the foregoing restrictions shall not prohibit a Transfer (i) if such Equity Holder is not an individual or a trust, to any of its officers or directors, affiliates and its employees or any family member of any

2

of its officers or directors, any affiliate or family member of any of its officers or directors, any affiliate of its controlling shareholder or to any members of its controlling shareholder or any of their affiliates, or (ii) if such Equity Holder is an individual or a trust, (A) by virtue of laws of descent and distribution upon death of the individual, (B) pursuant to a qualified domestic relations order, (C) to any member of such Equity Holder’s immediate family or any trust for the direct or indirect benefit of such Equity Holder or the immediate family of such Equity Holder, an affiliate of such individual or to a charitable organization or (D) by private sales or Transfers made in connection with any forward purchase agreement or similar arrangement; provided, however, that (x) such Equity Holder shall, and shall cause any such transferee of his, her or its Lock-up Shares, to enter into a written agreement, in form and substance reasonably satisfactory to SPAC, agreeing to be bound by this Agreement prior and as a condition to the occurrence of such Transfer, and that such transferee shall receive and hold the Lock-Up Shares subject to the provisions of this Agreement applicable to the transferring Equity Holder, and there shall be no further Transfer of such Lock-Up Shares except in accordance with the terms of this Agreement.

(c)    If any Transfer is made or attempted in violation of or contrary to the terms of this Agreement (a “Prohibited Transfer”), such purported Prohibited Transfer shall be null and void ab initio, and New PubCo shall refuse to recognize any such purported transferee of the Lock-up Shares as one of New PubCo’s equity holders for any purpose.

(d)    If, between the Closing and a Liquidation Event, the outstanding New PubCo Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar transaction affecting the outstanding New PubCo Shares, then any number, value (including dollar value) or amount contained herein which is based upon the number of New PubCo Shares will be equitably adjusted for such dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar transaction. Any adjustment under this Section 2(d) shall become effective at the date and time that such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar transaction became effective. For the avoidance of doubt, no change of units or shares pursuant to the transactions contemplated by the Business Combination Agreement shall constitute a stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or similar transaction requiring an equitable adjustment.

(e)    The restrictions set forth in this Agreement shall not limit the rights of an Equity Holder to exercise such Equity Holder’s rights as a stockholder of New PubCo during the Lock-Up Period, including the right to vote any Lock-Up Shares.

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Section 3.    Termination. This Agreement shall be binding upon each Equity Holder upon such Equity Holder’s execution and delivery of this Agreement, but this Agreement shall only become effective upon the Closing. Notwithstanding anything to the contrary contained herein, in the event that the Business Combination Agreement is terminated in accordance with its terms prior to the Closing, this Agreement and all rights and obligations of the Parties hereunder shall automatically terminate and be of no further force or effect. If the Closing takes place, the provisions of this Agreement, other than this Section 3 and Section 8, shall terminate and be of no further force or effect upon the first to occur of (i) the date of a Liquidation Event and (ii) the date that all of the Lock-Up Shares are no longer subject to the lock-up restrictions set forth in Section 2(a).

Section 4.    Specific Enforcement. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. The Parties further agree that each Party shall be entitled to seek specific performance of the terms hereof and immediate injunctive relief and other equitable relief to prevent breaches, or threatened breaches, of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each Party hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each Party hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other Party for specific performance or injunctive relief, the first Party will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

Section 5.    Entire Agreement. This Agreement and the other Transaction Agreements together constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations, both written and oral, by or among the parties hereto with respect to the subject matter hereof.

Section 6.    Waiver. Except as otherwise expressly provided herein, no delay, failure or waiver by any party to exercise any right or remedy under this Agreement and no partial or single exercise of any such right or remedy, will operate to limit, preclude, cancel, waive or otherwise affect such right or remedy, nor will any single or partial exercise of such right or remedy limit, preclude, impair or waive any further exercise of such right or remedy or the exercise of any other right or remedy. For purposes of this Agreement, no course of dealing among any or all of the Parties shall operate as a waiver of the rights or remedies hereof. The rights and remedies herein provided are exclusive, and not cumulative, of any rights or remedies provided by applicable Legal Requirement. No provision hereof may be waived otherwise than by a written instrument signed by the Party or Parties so waiving such provision as contemplated herein.

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Section 7.    Notices. Any notice, consent or request to be given in connection with any of the terms or provisions of this Agreement shall be in writing and shall be sent or given in accordance with the terms of Section 11.1 of the Business Combination Agreement to the applicable Party at its principal place of business. Any notice to any Equity Holder shall be sent to the address set forth on the signature page hereto.

Section 8.    Miscellaneous.

(a)    Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. Section 11.7 and Section 11.8 of the Business Combination Agreement are incorporated herein by reference, mutatis mutandis.

(b)    Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Legal Requirement: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

(c)    Counterparts. This Agreement, the Transaction Agreements and each other document executed in connection with the Transactions, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

(d)    Titles and Headings. The titles, captions and table of contents in this Agreement are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Agreement.

(e)    Assignment; Successors and Assigns; No Third Party Rights. No Party hereto may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the foregoing sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Any purported assignment or delegation made in violation of this provision shall be void and of no force or effect.

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(f)    Further Assurances. Each Party hereto shall execute and deliver such additional documents as may be necessary or desirable to effect the transactions contemplated by this Agreement.

[Signature pages follow]

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

ALPHA CAPITAL ACQUISITION COMPANY

By:
Name: Rafael Steinhauser
Title: President

ALPHA CAPITAL HOLDCO COMPANY

By:
Name: Rafael Steinhauser
Title: Authorized Signatory

Exhibit 10.3

Execution Version

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into this [—] day of [—] 2021, by and among Alpha Capital Acquisition Company, a Cayman Islands exempted company (the “Issuer”), Alpha Capital Holdco Company, a Cayman Islands exempted company (“New Pubco”) and the undersigned (“Subscriber” or “you”). Defined terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Business Combination Agreement (as defined below).

WHEREAS, the Issuer, Semantix Tecnologia em Sistema da Informação S.A., a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil (“Semantix”), New Pubco, Alpha Merger Sub I Company, a Cayman Islands exempted company and wholly-owned subsidiary of New Pubco, Alpha Merger Sub II Company, a Cayman Islands exempted company and wholly owned subsidiary of New Pubco, Alpha Merger Sub III Company, a Cayman Islands exempted company and wholly owned subsidiary of New Pubco will, immediately following the execution of this Subscription Agreement, enter into that certain Business Combination Agreement, dated as of the date hereof (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Business Combination Agreement”), pursuant to which, among other things, Alpha Merger Sub I Company will be merged with and into the Issuer with the Issuer continuing as the surviving company (the “SPAC Merger 1”) and, subsequently, the Issuer will be merged with and into Alpha Merger Sub II Company with Alpha Merger Sub II Company continuing as the surviving company (the “SPAC Merger 2” and, together with the SPAC Merger 1, the “SPAC Mergers”) and Alpha Merger Sub III Company shall be merged with and into a to-be formed Cayman Islands exempted company that will become the parent company of Semantix (“NewCo”), with NewCo continuing as the surviving company (the “Semantix Merger” and, together with the SPAC Mergers, the “Mergers” and, together with the other transactions contemplated by the Business Combination Agreement and this Subscription Agreement, the “Transactions”);

WHEREAS, in connection with and immediately upon completion of the SPAC Merger 1, each outstanding Class A ordinary share and Class B ordinary share of the Issuer will be exchanged for one ordinary share of New Pubco;

WHEREAS, in connection with the Transactions, the Issuer is seeking commitments from other interested investors to purchase, on the Closing Date (as defined below), Class A ordinary shares of the Issuer (the “Ordinary Shares”), in a private placement;

WHEREAS, in connection with the Transactions, Subscriber desires to subscribe for and purchase from the Issuer, on the Closing Date (as defined below), that number of Ordinary Shares set forth on the signature page hereto for a purchase price of $10.00 per share, and for the aggregate purchase price set forth on the signature page hereto (the “Purchase Price”), and the Issuer desires to issue and sell to Subscriber that number of Ordinary Shares set forth on the signature page hereto in consideration of the payment of the Purchase Price therefor by or on behalf of Subscriber to the Issuer, all on the terms and subject to the conditions set forth herein; and

WHEREAS, certain other “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) or “accredited investors” (within the meaning of Rule 501(a) under the Securities Act) (each, an “Other Subscriber”) have, severally and not jointly, entered, or shall enter, as the case may be, into separate subscription agreements with the Issuer (the “Other Subscription Agreements”), pursuant to which such Other Subscribers, have agreed, or shall agree, as the case may be, to purchase Ordinary Shares on the Closing Date at the same per share purchase price as Subscriber, and, as of the date hereof, the aggregate amount of securities to be sold by the Issuer pursuant to this Subscription Agreement and the Other Subscription Agreements equals [—] Ordinary Shares.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Subscription. Subject to the terms and conditions hereof, at the Closing (as defined below), Subscriber hereby agrees, substantially concurrently with the consummation of the Transactions, to irrevocably subscribe for and purchase from the Issuer, and the Issuer hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Subscribed Shares (such subscription and issuance, the “Subscription”). As used herein, the term “Subscribed Shares” means (a) prior to the consummation of the SPAC Merger 1, the number of Ordinary Shares set forth on the signature page hereto, and (b) following the SPAC Merger 1, the number of ordinary shares of New Pubco to be received by the Subscriber by virtue of the SPAC Merger 1 in respect of such Ordinary Shares. Notwithstanding anything herein to the contrary, the consummation of the Subscription is contingent upon the occurrence of the closing of the Transactions as further described herein.

2. Representations, Warranties and Agreements.

2.1. Subscriber’s Representations, Warranties and Agreements. To induce the Issuer to issue the Subscribed Shares, Subscriber hereby represents and warrants to the Issuer and New Pubco and acknowledges and agrees with the Issuer and New Pubco, as of the date hereof and as of the Closing Date, as follows:

2.1.1. If Subscriber is not a natural person, Subscriber has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement. If Subscriber is a natural person, Subscriber has the authority to enter into, deliver and perform its obligations under this Subscription Agreement.

2.1.2. If Subscriber is not a natural person, this Subscription Agreement has been duly authorized, validly executed and delivered by Subscriber. If Subscriber is a natural person, the signature on this Subscription Agreement is genuine, and Subscriber has legal competence and capacity to execute the same. Assuming that this Subscription Agreement constitutes the valid and binding agreement of the Issuer and New Pubco, this Subscription Agreement is the valid and binding obligation of Subscriber, and is enforceable against Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

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2.1.3. The execution, delivery and performance by Subscriber of this Subscription Agreement is within the powers of the Subscriber and the consummation of the transactions contemplated herein do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber or, as applicable, any of its subsidiaries pursuant to the terms of any indenture, mortgage, charge, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber or, as applicable, any of its subsidiaries is a party or by which Subscriber or, as applicable, any of its subsidiaries is bound or to which any of the property or assets of Subscriber or, as applicable, any of its subsidiaries is subject, that would reasonably be expected to have a material adverse effect on the ability of the Subscriber to enter into and timely perform its obligations under this Subscription Agreement (a “Subscriber Material Adverse Effect”); (ii) if Subscriber is not a natural person, result in any violation of the provisions of the organizational documents of Subscriber or any of its subsidiaries or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber that would reasonably be expected to have a Subscriber Material Adverse Effect.

2.1.4. Subscriber (i) is (a) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” within the meaning of Rule 501(a) under the Securities Act, (b) an Institutional Account as defined in FINRA Rule 4512(c) and (c) a sophisticated institutional investor, experienced in investing in transactions of the type contemplated by this Subscription Agreement and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, including Subscriber’s participation in the purchase of the Subscribed Shares, in each case, satisfying the applicable requirements set forth on Schedule I, (ii) is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a qualified institutional buyer, and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each owner of each such account, for investment purposes only and not with a view to any distribution of the Subscribed Shares in any manner that would violate the securities laws of the United States or any other applicable jurisdiction and (iii) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule I following the signature page hereto). Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares.

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2.1.5. Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and understands and acknowledges that the historical financial information and forecasts regarding Semantix made available to Subscriber were based on financial information that is preliminary and subject to change based on the completion of the audit of Semantix’s financial statements in accordance with International Financial Reporting Standards and the standards of the Public Company Accounting Oversight Board. Accordingly, Subscriber has sought such accounting, legal and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber acknowledges that Subscriber shall be responsible for any of Subscriber’s tax liabilities that may arise as a result of the transactions contemplated by this Subscription Agreement, and that neither the Issuer, New Pubco nor Semantix has provided any tax advice or any other representation or guarantee regarding the tax consequences of the transactions contemplated by this Subscription Agreement.

2.1.6. Alone, or together with any professional advisor(s), Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Subscribed Shares. Subscriber acknowledges specifically that a possibility of total loss exists.

2.1.7. Subscriber understands that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Shares have not been registered under the Securities Act or any other securities laws of the United States or any other jurisdiction and that neither New Pubco or any other person is required to register the Subscribed Shares except as set forth in Section 4 of this Subscription Agreement. Subscriber understands that the Subscribed Shares may not be resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to New Pubco or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur solely outside the United States within the meaning of Regulation S under the Securities Act, (iii) pursuant to Rule 144 under the Securities Act (“Rule 144”), provided that all of the applicable conditions thereof (including those set out in Rule 144(i) which are applicable to New Pubco) have been met or (iv) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each case, in accordance with any applicable securities laws of the states and other jurisdictions of the United States and other applicable jurisdictions, and that the Subscribed Shares shall be subject to a legend to such effect (provided that such legends will be eligible for removal upon compliance with the relevant resale provisions of Rule 144). Subscriber acknowledges that the Subscribed Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144A promulgated under the Securities Act. Subscriber understands and agrees that the Subscribed Shares will be subject to the foregoing restrictions and, as a result, Subscriber may not be able to readily offer, resell, transfer, pledge or otherwise dispose the Subscribed Shares and may be

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required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber understands that it has been advised to consult independent legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Shares. Subscriber has determined based on its own independent review and such professional advice as it deems appropriate that the Subscribed Shares are a suitable investment for Subscriber, notwithstanding the substantial risks inherent in investing in or holding the Subscribed Shares.

2.1.8. Subscriber understands, acknowledges and agrees that Subscriber is purchasing the Subscribed Shares directly from the Issuer. Subscriber further acknowledges that there have been no representations, warranties, covenants or agreements made to Subscriber by the Issuer, New Pubco, Semantix, or any of their respective affiliates, control persons, officers, directors, employees, agents or representatives, expressly or by implication, other than those representations, warranties, covenants and agreements expressly set forth in this Subscription Agreement.

2.1.9. If Subscriber is or is acting on behalf of an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Subscriber represents and warrants that its acquisition and holding of the Subscribed Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”).

2.1.10. Subscriber acknowledges and agrees that Subscriber has received, reviewed and understood the offering materials made available to it in connection with the Transactions and such information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including such information regarding the Transactions and the business of Semantix and its subsidiaries. In making its decision to purchase the Subscribed Shares, Subscriber represents that it has relied solely upon independent investigation made by Subscriber and the representations, warranties and covenants of the Issuer and New Pubco contained in this Subscription Agreement. Without limiting the generality of the foregoing, Subscriber has not relied on any statements or other information provided by anyone, other than the representations, warranties, covenants and agreements of the Issuer and New Pubco expressly set forth in this Subscription Agreement. Subscriber acknowledges and agrees that Subscriber has received access to and has had an adequate opportunity to review such information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including with respect to the Issuer, New Pubco, Semantix and the Transactions. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares and Semantix. Subscriber represents and warrants it is relying exclusively on its own sources of information, investment analysis and due diligence (including professional advice you deem appropriate) with respect to the Transactions, the Subscribed Shares and the business, condition (financial and otherwise), management, operations, properties and prospects of the Issuer, New Pubco and Semantix including but not limited to all business, legal, regulatory, accounting, credit and tax matters.

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2.1.11. Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber and the Issuer or one of their respective representatives. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means, including by means of general solicitation. Subscriber acknowledges that the Subscribed Shares (i) were not offered by any form of general solicitation or general advertising, including methods described in section 502(c) of Regulation D under the Securities Act, and (ii) to its knowledge, are not being offered to Subscriber in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

2.1.12. Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of an investment in the Subscribed Shares.

2.1.13. Subscriber represents and warrants that neither the Subscriber nor, if Subscriber is not a natural person, any of its officers, directors, managers, managing members, general partners or any other person acting in a similar capacity or carrying out a similar function, is (i) a person, government, or governmental entity that is the target of economic or financial sanctions requirements, or trade embargoes imposed, administered, or enforced by the U.S. government (including the U.S. Department of the Treasury’s Office of Foreign Assets Control or the U.S. Department of State), the United Nations, the European Union or any individual European Union member state, the United Kingdom, or other governmental authority (collectively, “Sanctions”), to the extent applicable, including (A) a person listed on any list of sanctioned persons maintained by the U.S. Treasury Department’s Office of Foreign Assets Control, the U.S. Department of State, the United Nations, the European Union or any individual European Union member state, the United Kingdom, or other governmental authority, to the extent applicable; (B) a person organized, incorporated, established, located, or resident in Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, or any other country or territory embargoed or subject to comprehensive Sanctions; (C) any person directly or indirectly owned or controlled by any person or persons described in the foregoing clauses (A) and (B); (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515 or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (together with (i) and (ii), a “Prohibited Investor”). Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. If Subscriber is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), Subscriber represents that it maintains policies and procedures reasonably designed to comply with

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applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it maintains policies and procedures reasonably designed to ensure compliance with applicable Sanctions and that for the past five years, Subscriber has been in compliance with applicable Sanctions and the BSA/PATRIOT Act, as applicable. Subscriber further represents and warrants that, to the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Subscribed Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor. Subscriber further represents that for the past five years, Subscriber has not (1) received written or other notice of any actual, alleged or apparent violation of applicable Sanctions or the BSA/PATRIOT Act, as applicable, (2) been a party to or the subject of any pending (or to Subscriber’s knowledge, threatened) civil, criminal or administrative actions, suits, demands, investigations, proceedings, settlements or enforcement actions by or before any governmental authority relating to any actual, alleged or apparent violations of applicable Sanctions or the BSA/PATRIOT Act, as applicable, or (3) made any voluntary disclosure to any governmental authority with respect to any actual, alleged or apparent violation of applicable Sanctions of the BSA/PATRIOT Act, as applicable.

2.1.14. If Subscriber is or is acting on behalf of an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other Similar Laws or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”), Subscriber represents and warrants that none of the Issuer, New Pubco or any of their affiliates (the “Transaction Parties”) has acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares.

2.1.15. Subscriber is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any successor provision) acting for the purpose of acquiring, holding or disposing of equity securities of the Issuer or New Pubco, as applicable (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

2.1.16. Subscriber is not a foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) and that will acquire a substantial interest in the Issuer or New Pubco, as applicable, as a result of the purchase and sale of Subscribed Shares hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Issuer or New Pubco, as applicable, from and after the Closing as a result of the purchase and sale of the Subscribed Shares hereunder.

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2.1.17. On each date the Purchase Price would be required to be funded to the Issuer pursuant to Section 3.1, Subscriber will have sufficient immediately available funds to pay the Purchase Price pursuant to Section 3.1 and consummate the purchase and sale of the Subscribed Shares pursuant to this Subscription Agreement.

2.1.18. No broker, finder or other financial consultant has acted on behalf of Subscriber in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on the Issuer, New Pubco or Semantix.

2.1.19. Subscriber agrees that, from the date of this Subscription Agreement until the Closing or the earlier termination of this Subscription Agreement, none of Subscriber, its controlled affiliates, or any person or entity acting on behalf of Subscriber or any of its controlled affiliates or pursuant to any understanding with Subscriber or any of its controlled affiliates will engage in any Short Sales with respect to securities of the Issuer or New Pubco. For the purposes hereof, “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), including through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding the foregoing, (a) nothing herein shall prohibit other entities under common management with the Subscriber that have no knowledge of this Subscription Agreement or of the Subscriber’s participation in the Subscription (including the Subscriber’s controlled affiliates and/or affiliates) from entering into any “short sales” and (b) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Subscriber’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares covered by this Subscription Agreement.

2.1.20. Subscriber acknowledges that it is aware that in connection with, and immediately upon completion of, the SPAC Merger 1, each outstanding Class A ordinary share and Class B ordinary share of the Issuer will be automatically exchanged for one ordinary share of New Pubco pursuant to which Subscriber will cease to be a shareholder of the Issuer and only be a shareholder of New Pubco. Subscriber understands and acknowledges that such conversion will be effected as part of the Transactions without any further consent, vote or approvals from Subscriber, and to the extent Subscriber may have any such rights under Cayman law or otherwise, Subscriber effectively forfeits such rights hereby.

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2.2. Issuer’s Representations, Warranties and Agreements. To induce Subscriber to purchase the Subscribed Shares, the Issuer hereby represents and warrants to Subscriber and agrees with Subscriber, as of the date hereof and as of the Closing Date, as follows:

2.2.1. The Issuer has been duly incorporated and is validly existing and in good standing under the laws of the Cayman Islands, with all requisite power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

2.2.2. As of the Closing Date, the Subscribed Shares will be duly authorized and, when issued and delivered to Subscriber against full payment for the Subscribed Shares, will be free and clear of any liens or other restrictions whatsoever in accordance with the terms of this Subscription Agreement and registered with the Issuer’s transfer agent, the Subscribed Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights under the Issuer’s constitutive agreements (as in effect at such time of issuance) or the laws of the Cayman Islands.

2.2.3. This Subscription Agreement has been duly authorized, validly executed and delivered by the Issuer and, assuming that this Subscription Agreement constitutes the valid and binding obligation of the Subscriber, is the valid and binding obligation of the Issuer, and is enforceable against Issuer in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

2.2.4. Assuming the accuracy of the Subscriber’s representations and warranties in Section 2.1 hereof and New Pubco’s representation in Section 2.3 hereof, the execution, delivery and performance of this Subscription Agreement and the issuance and sale of the Subscribed Shares will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer pursuant to the terms of any indenture, mortgage, charge, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer is a party or by which the Issuer is bound or to which any of the property or assets of the Issuer is subject, which would reasonably be expected to have a material adverse effect on the Issuer’s ability to consummate the issuance and sale of the Subscribed Shares (an “Issuer Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of the Issuer or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties that would reasonably be expected to have an Issuer Material Adverse Effect.

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2.2.5. Neither the Issuer, nor any person acting on its behalf has conducted any general solicitation or general advertising, including methods described in section 502(c) of Regulation D under the Securities Act, in connection with the offer or sale of any of the Subscribed Shares and neither the Issuer, nor any person acting on its behalf has offered any of the Subscribed Shares in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

2.2.6. As of the date of this Subscription Agreement and as of immediately prior to the Transactions, the authorized share capital of the Issuer consists of 200,000,000 Class A ordinary shares, 20,000,000 Class B ordinary shares and 1,000,000 preference shares, $0.0001 par value each. All issued and outstanding ordinary shares of the Issuer have been duly authorized and validly issued, and upon receipt of the Purchase Price for the Subscribed Shares, as fully paid, non-assessable and are not subject to preemptive or similar rights, except as set forth in the Business Combination Agreement. Except as set forth above and pursuant to the Other Subscription Agreements, the Business Combination Agreement, any other transaction agreement executed or to be executed in connection therewith or as may occur as a result of the transactions contemplated hereby and thereby, there are no outstanding, and between the date hereof and the Closing, the Issuer will not issue, sell or cause to be outstanding any (a) shares, equity interests or voting securities of the Issuer, (b) securities of the Issuer convertible into or exchangeable for shares or other equity interests or voting securities of the Issuer, (c) options, warrants or other rights (including preemptive rights) or agreements, arrangements or commitments of any character, whether or not contingent, of the Issuer to subscribe for, purchase or acquire from any individual, entity or other person, and no obligation of the Issuer to issue, any ordinary shares of the Issuer, or any other equity interests or voting securities in the Issuer or any securities convertible into or exchangeable or exercisable for such shares or other equity interests or voting securities, (d) equity equivalents or other similar rights of or with respect to the Issuer, or (e) obligations of the Issuer to repurchase, redeem, or otherwise acquire any of the foregoing securities, shares, options, equity equivalents, interests or rights. There are no shareholder agreements, voting trusts or other agreements or understandings to which the Issuer is a party or by which it is bound relating to the voting of any securities of the Issuer, other than as contemplated by the Business Combination Agreement, or any other transaction agreement executed or to be executed in connection therewith or as may occur as a result of the transactions contemplated hereby and thereby. There are no securities or instruments issued by or to which the Issuer is a party containing anti-dilution or similar provisions that have not been waived or annulled that will be triggered by the issuance of (i) the Subscribed Shares or (ii) the shares to be issued pursuant to any Other Subscription Agreement that have not been or will not be validly waived on or prior to the closing of the Transactions.

2.2.7. Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 2.1 of this Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Subscribed Shares by the Issuer to Subscriber.

2.2.8. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, an Issuer Material Adverse Effect, as of the date hereof there is no (i) suit, claim, action, or proceeding before any governmental authority or arbitrator pending or, to the knowledge of the Issuer, threatened, or (ii) unsatisfied judgment or any open injunction of any governmental authority or arbitrator outstanding against the Issuer.

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2.2.9. The Issuer is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have an Issuer Material Adverse Effect. As of the date hereof, the Issuer has not received any written communication from a governmental entity, exchange or self-regulatory organization that alleges that the Issuer is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have an Issuer Material Adverse Effect.

2.2.10. The Issuer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by the Issuer of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares), other than (i) filings with the United States Securities and Exchange Commission (the “Commission”), (ii) filings required by applicable state securities laws, (iii) those required by the Nasdaq Stock Market LLC (“Nasdaq”), (iv) filings required to consummate the Transactions as provided under the Business Combination Agreement, and (v) filings, the failure of which to obtain would not be reasonably be expected to have, individually or in the aggregate, an Issuer Material Adverse Effect.

2.2.11. No broker, finder or other financial consultant has acted on behalf of the Issuer in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on Subscriber.

2.2.12. The Issuer made available to Subscriber (including via the Commission’s EDGAR system) a true, correct and complete copy of each form, report, statement, schedule, prospectus, proxy, registration statement and other documents filed by the Issuer with the Commission prior to the date of this Subscription Agreement (the “SEC Documents”), which SEC Documents, as of their respective filing dates, complied in all material respects with the requirements of the Exchange Act applicable to the SEC Documents and the rules and regulations of the Commission promulgated thereunder and applicable to the SEC Documents. As of their respective dates, all SEC Documents required to be filed by the Issuer with the Commission prior to the date hereof complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder. None of the SEC Documents filed under the Exchange Act, contained, when filed or, if amended prior to the date of this Subscription Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that the Issuer makes no such representation or warranty

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with respect to the registration statement on Form F-4 to be filed by the Issuer with respect to the Transactions or any other information relating to Semantix or any of its affiliates included in any SEC Document or filed as an exhibit thereto. The Issuer has timely filed each report, statement, schedule, prospectus, and registration statement that the Issuer was required to file with the Commission since its inception and through the date hereof. There are no material outstanding or unresolved comments in comment letters from the Commission staff with respect to any of the SEC Documents.

2.3. New Pubco’s Representations, Warranties and Agreements. To induce Subscriber to purchase the Subscribed Shares, New Pubco hereby represents and warrants to Subscriber and agrees with Subscriber, as of the date hereof and as of the Closing Date, as follows:

2.3.1. New Pubco has been duly incorporated and is validly existing and in good standing under the laws of the Cayman Islands, with all requisite power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

2.3.2. This Subscription Agreement has been duly authorized, validly executed and delivered by New Pubco and, assuming that this Subscription Agreement constitutes the valid and binding obligation of the Subscriber, is the valid and binding obligation of New Pubco, and is enforceable against New Pubco in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

2.3.3. Assuming the accuracy of the Subscriber’s representations in Section 2.1 hereof and the Issuer’s representations in Section 2.3 hereof, the execution, delivery and performance of this Subscription Agreement by New Pubco will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of New Pubco pursuant to the terms of any indenture, mortgage, charge, deed of trust, loan agreement, lease, license or other agreement or instrument to which New Pubco is a party or by which New Pubco is bound or to which any of the property or assets of New Pubco is subject, which would reasonably be expected to have a material adverse effect on New Pubco’s ability to perform its obligations pursuant to this Subscription Agreement (a “New Pubco Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of New Pubco or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over New Pubco or any of its properties that would reasonably be expected to have a New Pubco Material Adverse Effect.

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2.3.4. Neither New Pubco, nor any person acting on its behalf has conducted any general solicitation or general advertising, including methods described in section 502(c) of Regulation D under the Securities Act, in connection with the offer or sale of any of the Subscribed Shares and neither New Pubco, nor any person acting on its behalf has offered any of the Subscribed Shares in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

2.3.5. As of the date of this Subscription Agreement and as of immediately prior to the Transactions, the authorized share capital of New Pubco consists of 50,000 shares, $1.00 par value each. Except as set forth above and pursuant to the Other Subscription Agreements, the Business Combination Agreement, any other transaction agreement executed or to be executed in connection therewith or as may occur as a result of the transactions contemplated hereby and thereby, there are no outstanding, and between the date hereof and the Closing, New Pubco will not issue, sell or cause to be outstanding any (a) shares, equity interests or voting securities of New Pubco, (b) securities of New Pubco convertible into or exchangeable for shares or other equity interests or voting securities of New Pubco, (c) options, warrants or other rights (including preemptive rights) or agreements, arrangements or commitments of any character, whether or not contingent, of New Pubco to subscribe for, purchase or acquire from any individual, entity or other person, and no obligation of New Pubco to issue, any ordinary shares of New Pubco, or any other equity interests or voting securities in New Pubco or any securities convertible into or exchangeable or exercisable for such shares or other equity interests or voting securities, (d) equity equivalents or other similar rights of or with respect to New Pubco, or (e) obligations of New Pubco to repurchase, redeem, or otherwise acquire any of the foregoing securities, shares, options, equity equivalents, interests or rights. There are no shareholder agreements, voting trusts or other agreements or understandings to which New Pubco is a party or by which it is bound relating to the voting of any securities of New Pubco, other than as contemplated by the Business Combination Agreement, or any other transaction agreement executed or to be executed in connection therewith or as may occur as a result of the transactions contemplated hereby and thereby. There are no securities or instruments issued by or to which New Pubco is a party containing anti-dilution or similar provisions that have not been waived or annulled that will be triggered by the issuance of (i) the Subscribed Shares or (ii) the shares to be issued pursuant to any Other Subscription Agreement that have not been or will not be validly waived on or prior to the closing of the Transactions.

2.3.6. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a New Pubco Material Adverse Effect, as of the date hereof there is no (i) suit, claim, action, or proceeding before any governmental authority or arbitrator pending or, to the knowledge of New Pubco, threatened, or (ii) unsatisfied judgment or any open injunction of any governmental authority or arbitrator outstanding against New Pubco.

2.3.7. New Pubco is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have a New Pubco Material Adverse Effect. As of the date hereof, New Pubco has not received any written communication from a governmental entity, exchange or self-regulatory organization that alleges that New Pubco is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have a New Pubco Material Adverse Effect.

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2.3.8. New Pubco is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by New Pubco of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares), other than (i) filings with the Commission, (ii) filings required by applicable state securities laws, (iii) filings required in accordance with Section 4, (iv) those required by the Nasdaq, (v) filings required to consummate the Transactions as provided under the Business Combination Agreement, and (vi) filings, the failure of which to obtain would not be reasonably be expected to have, individually or in the aggregate, a New Pubco Material Adverse Effect.

2.3.9. No broker, finder or other financial consultant has acted on behalf of New Pubco in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on Subscriber.

3. Settlement Date and Delivery.

3.1. Closing. The closing of the Subscription contemplated hereby (the “Closing”) shall occur on the date of, and substantially concurrently with, the consummation of the Transactions (the date of the Closing, the “Closing Date”). Upon delivery of written notice from (or on behalf of) the Issuer to Subscriber (the “Closing Notice”) at least five (5) Business Days prior to the date that the Issuer reasonably expects all conditions to the closing of the Transactions to be satisfied (the “Expected Closing Date”), upon satisfaction (or, if applicable, waiver) of the conditions set forth in this Section 3, Subscriber shall deliver to the Issuer, the Purchase Price for the Subscribed Shares, no later than three (3) Business Days prior to the Expected Closing Date by wire transfer of United States dollars in immediately available funds to the account specified by the Issuer in the Closing Notice, such funds to be held by the Issuer in escrow until the Closing. Prior to or at the Closing, Subscriber shall deliver to the Issuer, or New Pubco, as the case may be, a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8. If the Transactions are not consummated within three (3) Business Days after the Expected Closing Date, the Issuer shall promptly (but no later than three (3) Business Days thereafter) return or cause the return of the Purchase Price to Subscriber by wire transfer of United States dollars in immediately available funds to an account specified by Subscriber, and any book-entries for the Subscribed Shares shall be deemed repurchased and cancelled. Notwithstanding such return, (i) a failure to close on the Expected Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 3 to be satisfied or waived on or prior to the Closing Date, and (ii) unless and until this Subscription Agreement is terminated in accordance with Section 5 hereof, such return of funds shall not terminate this Subscription Agreement or relieve Subscriber of its obligation to purchase the Subscribed Shares at the Closing upon delivery by the Issuer of a subsequent Closing Notice and Subscriber shall remain obligated (A) to redeliver funds to the Issuer following the Issuer’s delivery to Subscriber of a new Closing Notice and (B) to consummate the Closing upon satisfaction of the conditions set forth in this Section 3. For purposes of this Subscription Agreement, “Business Day” means any day that, in New York, New York, São Paulo, Brazil, and in the Cayman Islands is neither a legal holiday nor a day on which banking institutions are generally authorized or required by law or regulation to close.

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3.2. Conditions to Closing of the Issuer and New Pubco.

The Issuer’s obligations to sell and issue the Subscribed Shares at the Closing are subject to the fulfillment or (to the extent permitted by applicable law) waiver by the Issuer and New Pubco, on or prior to the Closing Date, of each of the following conditions:

3.2.1. Representations and Warranties Correct. The representations and warranties made by Subscriber in Section 2.1 hereof shall be true and correct in all material respects when made (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations and warranties shall be true and correct in all respects), and shall be true and correct in all material respects on and as of the Closing Date (unless they specifically speak as of another date in which case they shall be true and correct in all material respects as of such date) (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations and warranties shall be true in all respects) with the same force and effect as if they had been made on and as of said date, but in each case without giving effect to consummation of the Transactions.

3.2.2. Compliance with Covenants. Subscriber shall have wired the Purchase Price in accordance with Section 3.1 of this Subscription Agreement and otherwise have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by Subscriber at or prior to the Closing.

3.2.3. Closing of the Transactions. All conditions precedent to each of the Issuer’s and Semantix’s obligations to consummate, or cause to be consummated, the Transactions set forth in the Business Combination Agreement shall have been satisfied or waived by the party entitled to the benefit thereof under the Business Combination Agreement (other than those conditions that (x) may only be satisfied at the consummation of the Transactions (including to the extent that any such condition is dependent upon the consummation of the purchase and sale of the Subscribed Shares pursuant to this Subscription Agreement and the Other Subscription Agreements), but subject to satisfaction or waiver by such party of such conditions as of the consummation of the Transactions, or (y) will be satisfied by the Closing and the closing of the transactions contemplated by the Other Subscription Agreements).

3.2.4. Legality. There shall not be in force any order, judgment, injunction by or with any governmental authority, statute, rule or regulation enjoining or prohibiting the consummation of the Subscription.

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3.3. Conditions to Closing of Subscriber.

Subscriber’s obligation to purchase the Subscribed Shares at the Closing is subject to the fulfillment or (to the extent permitted by applicable law) written waiver by Subscriber, on or prior to the Closing Date, of each of the following conditions:

3.3.1. Representations and Warranties Correct. The representations and warranties made by the Issuer in Section 2.2 and New Pubco in Section 2.3 hereof shall be true and correct in all material respects when made (other than representations and warranties that are qualified as to materiality or Issuer Material Adverse Effect or New Pubco Material Adverse Effect, as the case may be, which representations and warranties shall be true and correct in all respects), and shall be true and correct in all material respects on and as of the Closing Date (unless they specifically speak as of another date in which case they shall be true and correct in all material respects as of such date) (other than representations and warranties that are qualified as to materiality or Issuer Material Adverse Effect or New Pubco Material Adverse Effect, as the case may be, which representations and warranties shall be true and correct in all respects) with the same force and effect as if they had been made on and as of said date, but in each case without giving effect to consummation of the Transactions.

3.3.2. Compliance with Covenants. The Issuer and New Pubco shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by the Issuer or New Pubco at or prior to the Closing, except where the failure of such performance or compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of the Issuer or New Pubco to consummate the Closing.

3.3.3. Closing of the Transactions. All conditions precedent to the consummation of the Transactions set forth in the Business Combination Agreement shall have been satisfied or waived by the party entitled to the benefit thereof under the Business Combination Agreement (other than those conditions that (x) may only be satisfied at the consummation of the Transactions (including to the extent that any such condition is dependent upon the consummation of the purchase and sale of the Subscribed Shares pursuant to this Subscription Agreement and the Other Subscription Agreements), but subject to satisfaction or waiver by such party of such conditions as of the consummation of the Transactions, or (y) will be satisfied by the Closing and the closing of the transactions contemplated by the Other Subscription Agreements).

3.3.4. Legality. There shall not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority, statute, rule or regulation enjoining or prohibiting consummation of the transactions contemplated by this Subscription Agreement or the Transactions and no such governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition (except in the case of a governmental authority located outside the United States where such restraint or prohibition would not be reasonably expected to result in an Issuer Material Adverse Effect or New Pubco Material Adverse Effect, as the case may be).

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3.3.5. Listing. No suspension of the qualification of the Ordinary Shares for offering or sale or trading on the Nasdaq shall have occurred, and the Subscribed Shares shall be approved for listing on the Nasdaq, subject to official notice of issuance.

4. Registration Statement.

4.1. New Pubco will use its commercially reasonable efforts to, within thirty (30) calendar days after the consummation of the Transactions (the “Filing Date”), submit or file with the Commission a registration statement (the “Registration Statement”) registering the resale of the Subscribed Shares acquired by Subscriber pursuant to this Subscription Agreement which are eligible for registration (determined as of two (2) Business Days prior to such submission or filing) (the “Registrable Securities”), and New Pubco shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the Commission notifies New Pubco that it will “review” the Registration Statement) following the Filing Date and (ii) the 10th Business Day after the date New Pubco is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”); provided, however, that if such day falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Date shall be extended to the next Business Day on which the Commission is open for business; provided, further, that New Pubco’s obligations to include the Registrable Securities in the Registration Statement are contingent upon Subscriber furnishing in writing to New Pubco such information as shall be reasonably requested by New Pubco to effect the registration of the Registrable Securities, including a completed and executed selling shareholders questionnaire in customary form to New Pubco that contains the information required by Commission rules for a Registration Statement regarding Subscriber, the securities of the New Pubco held by Subscriber and the intended method of disposition of the Registrable Securities (which shall be limited to non-underwritten public offerings) to effect the registration of the Registrable Securities, and Subscriber shall execute such documents in connection with such registration as New Pubco may reasonably request that are customary of a selling stockholder in similar situations, including providing that New Pubco shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement, if applicable, during any customary blackout or similar period or as permitted hereunder; provided, that Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Registrable Securities. For purposes of clarification, any failure by New Pubco to file the Registration Statement by the Filing Date or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve New Pubco of its obligations to file or effect the Registration Statement as set forth above in this Section 4. For purposes of this Section 4, Registrable Securities shall include, as of any date of determination, the Subscribed Shares and any other equity security of New Pubco issued or issuable with respect to the Subscribed Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event or otherwise. In no event shall Subscriber be identified as a statutory underwriter in the Registration Statement unless requested by the Commission. Notwithstanding the foregoing, if the Commission prevents New Pubco from including any or all of the Subscribed Shares proposed to be registered for resale under the

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Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Subscribed Shares by the applicable shareholders or otherwise, (i) such Registration Statement shall register for resale such number of Subscribed Shares which is equal to the maximum number of Subscribed Shares as is permitted by the Commission and (ii) the number of Subscribed Shares to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholders; and as promptly as practicable after being permitted to register additional Subscribed Shares under Rule 415 under the Securities Act, New Pubco shall amend the Registration Statement or file a new Registration Statement to register such Subscribed Shares not included in the initial Registration Statement and shall use commercially reasonable efforts to have such amendment or Registration Statement to become effective as promptly as practicable.

4.2. At its expense New Pubco shall:

4.2.1. except for such times as New Pubco is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which New Pubco determines to obtain, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earliest of the following: (i) Subscriber ceases to hold any Registrable Securities, (ii) the date all Registrable Securities held by Subscriber may be sold without restriction under Rule 144, including without limitation, any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144 and without the requirement for New Pubco to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), and (iii) two (2) years from the date of effectiveness of the Registration Statement. The period of time during which New Pubco is required hereunder to keep a Registration Statement effective is referred to herein as the “Registration Period”;

4.2.2. during the Registration Period, use its best efforts to advise Subscriber as promptly as practicable:

(a) when a Registration Statement or any post-effective amendment thereto has become effective;

(b) after it shall receive notice or obtain knowledge thereof, of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(c) of the receipt by New Pubco of any notification with respect to the suspension of the qualification of the Registrable Securities included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

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(d) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, New Pubco shall not, when so advising Subscriber of such events described in Section 4.2.2 above, provide Subscriber with any material, nonpublic information regarding New Pubco other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (a) through (d) above constitutes material, nonpublic information regarding New Pubco;

4.2.3. during the Registration Period, use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

4.2.4. during the Registration Period, upon the occurrence of any event contemplated in Section 4.2.2(d), except for such times as New Pubco is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, New Pubco shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Securities included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and

4.2.5. during the Registration Period, use its commercially reasonable efforts to cause all Subscribed Shares to be listed on each securities exchange or market, if any, on which New Pubco’s ordinary shares are then listed.

4.3. Notwithstanding anything to the contrary in this Subscription Agreement, New Pubco shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof (i) as New Pubco may determine to be necessary in connection with (a) the preparation and filing of a post-effective amendment to the Registration Statement following the filing of New Pubco’s Annual Report on Form 20-F or (b) in order for the Registration Statement not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading, or (ii) if the filing, effectiveness or continued use of any Registration Statement would require New Pubco to make any public disclosure of material non-public information, which disclosure, in the good faith determination of the board of directors of New Pubco, after consultation with counsel to New Pubco (a) would not be required to be made at such time if the Registration Statement were not being filed, (b) New Pubco has a bona fide business purpose for not making such information public, or (c) would be seriously detrimental to New Pubco and the majority of New Pubco’s board of directors conclude as a result that it is essential to defer such filing or (iii) if such delay or suspension arises out of, or is a result of, or is related to any statement or communication that

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relates to changes to historical accounting policies of New Pubco in connection with any order, directive, guideline, comment or recommendation from the Commission that is applicable to New Pubco or other accounting matters, or any related disclosure or other matters (each such circumstance, a “Suspension Event”); provided, however, that New Pubco may not delay or suspend the Registration Statement on more than three (3) occasions or for more than ninety (90) consecutive calendar days, or more than one hundred twenty (120) total calendar days, in each case during any twelve-month period. Upon receipt of any written notice from New Pubco of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (i) it will immediately discontinue offers and sales of the Registrable Securities under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Subscriber receives copies of a supplemental or amended prospectus (which New Pubco agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by New Pubco that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by New Pubco except as required by law. If so directed by New Pubco, Subscriber will deliver to New Pubco or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Registrable Securities in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Subscribed Shares shall not apply (i) to the extent Subscriber is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up.

4.4. Subscriber may deliver written notice (including via email in accordance with Section 6.2) (an “Opt-Out Notice”) to New Pubco requesting that Subscriber not receive notices from New Pubco otherwise required by Section 4.3; provided, however, that Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from Subscriber (unless subsequently revoked), (i) New Pubco shall not deliver any such notices to Subscriber and Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to Subscriber’s intended use of an effective Registration Statement, Subscriber will notify New Pubco in writing at least two (2) business days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 4.4) and the related suspension period remains in effect, New Pubco will so notify Subscriber, within two (2) business days of Subscriber’s notification to New Pubco, by delivering to Subscriber a copy of such previous notice of Suspension Event, and thereafter will provide Subscriber with the related notice of the conclusion of such Suspension Event immediately upon its availability.

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4.5. The parties agree that:

4.5.1. New Pubco shall indemnify and hold harmless, to the extent permitted by law, Subscriber (to the extent a seller under the Registration Statement), its officers, directors, agents, partners, members, managers, shareholders, and investment advisers and each person who controls such Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), from and against any and all losses, claims, damages, liabilities and reasonable and documented out-of-pocket costs and expenses (including, without limitation, any reasonable and documented outside attorneys’ fees of one (1) law firm) (collectively, “Losses”), that arise out of or are based upon any untrue or alleged untrue statement of material fact contained in any Registration Statement (or incorporated by reference therein), prospectus included in any Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except insofar as the same are caused by or contained in any information furnished in writing to New Pubco by or on behalf of Subscriber expressly for use therein or Subscriber has omitted a material fact from such information; provided, however, that the indemnification contained in this Section 4.5 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of New Pubco (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall New Pubco be liable for any Losses to the extent they arise out of or are based upon a violation which occurs (A) in reliance upon and in conformity with written information furnished by Subscriber, (B) in connection with any failure of such person to deliver or cause to be delivered a prospectus made available by New Pubco in a timely manner, (C) as a result of offers or sales effected by or on behalf of any person by means of a “free writing prospectus” (as defined in Rule 405 under the Securities Act) that was not authorized in writing by New Pubco, or (D) in connection with any offers or sales effected by or on behalf of Subscriber in violation of Section 4.3 hereof. New Pubco shall notify Subscriber promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 4 of which New Pubco is aware.

4.5.2. In connection with any Registration Statement in which the Subscriber is participating, the Subscriber shall furnish (or cause to be furnished) to New Pubco in writing such information as New Pubco reasonably requests for use in connection with any such Registration Statement or prospectus, and Subscriber agrees, severally and not jointly with any person that is a party to the Other Subscription Agreements, to indemnify and hold harmless, to the extent permitted by law, New Pubco, its directors, officers, agents, partners, members, managers, shareholders, and advisers and agents and each person who controls New Pubco (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) against any and all Losses that arise out of or are based upon any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or arising out of or relating to any omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, but only to the extent that such untrue statement or omission is contained in (or not contained in, in the case of an omission) any information or affidavit

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so furnished in writing by or on behalf of such Subscriber expressly for use therein; provided, however, that the indemnification contained in this Section 4.5 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of Subscriber (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary herein, in no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Subscribed Shares purchased pursuant to this Subscription Agreement giving rise to such indemnification obligation.

4.5.3. Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (2) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party (which consent shall not be unreasonably withheld, conditioned or delayed), consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.5.4. The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party and shall survive the transfer of the Subscribed Shares purchased pursuant to this Subscription Agreement.

4.5.5. If the indemnification provided under this Section 4.5 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the

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case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.5.1, 4.5.2 and 4.5.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.5 from any person who was not guilty of such fraudulent misrepresentation. In no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Registrable Securities giving rise to such contribution obligation.

5. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (i) such date and time as the Business Combination Agreement is validly terminated in accordance with its terms, (ii) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement and (iii) nine months from the date hereof if the Closing has not occurred; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Issuer shall notify Subscriber of the termination of the Business Combination Agreement reasonably promptly after the termination of such agreement.

6. Miscellaneous.

6.1. Further Assurances. At the Closing, the parties hereto shall execute and deliver such additional documents to the extent contemplated by this Subscription Agreement and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the Subscription as contemplated by this Subscription Agreement.

6.1.1. Subscriber acknowledges that the Issuer and New Pubco will rely on the acknowledgments, understandings, agreements, representations and warranties made by Subscriber contained in this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Issuer and New Pubco if any of the acknowledgments, understandings, agreements, representations and warranties made by Subscriber set forth herein are no longer accurate in all material respects. The Issuer and New Pubco acknowledge that Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties made by the Issuer and New Pubco contained in this Subscription Agreement. The Subscriber acknowledges and agrees that the purchase by the Subscriber of Subscribed Shares will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein by Subscriber as of the time of such purchase.

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6.1.2. Each of the Issuer, New Pubco and the Subscriber is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

6.1.3. The Issuer or New Pubco may request from Subscriber such additional information as the Issuer or New Pubco may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares and in connection with the inclusion of the Shares in the Registration Statement, and Subscriber shall provide such information as may be reasonably requested, to the extent within Subscriber’s possession and control or otherwise readily available to Subscriber, provided that the Issuer and New Pubco agree to keep confidential any such information provided by Subscriber, except as may be required by applicable law, rule, regulation or in connection with any legal proceeding or regulatory request. Subscriber acknowledges that Issuer and New Pubco may file a copy of this Subscription Agreement with the SEC as an exhibit to a current or periodic report or a registration statement of Issuer and New Pubco.

6.1.4. Each of Subscriber, the Issuer and New Pubco shall pay all of its own respective expenses in connection with this Subscription Agreement and the transactions contemplated herein (it being agreed that all expenses related to the Registration Statement are for the account of New Pubco to the extent provided in Section 4).

6.1.5. Each of Subscriber, the Issuer and New Pubco shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Subscription Agreement on the terms and conditions described therein prior to the consummation of the Transactions.

6.1.6. Until the Closing or the earlier termination of this Agreement, neither the Issuer nor the New Pubco shall enter into Other Subscription Agreements that have the effect of establishing rights or otherwise benefitting Other Subscribers in a manner more favorable in any material respect to such Other Subscribers than the rights and benefits established in favor of the Subscriber as set forth herein, unless, in any such case, the Subscriber has been offered such rights and benefits.

6.2. Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) Business Days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder, provided that such mail must be sent by FedEx or other internationally recognized overnight delivery service:

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(i) if to Subscriber, to such address or addresses set forth on the signature page hereto;

(ii) if to the Issuer, to:

Alpha Capital Acquisition Company

1230 Avenue of the Americas, Fl. 16

New York, NY 10020

Attention: Rahim Lakhani, David Lorié

Email: rahim@alpha-capital.io

            david@alpha-capital.io

with a required copy (which copy shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention: Derek Dostal, Daniel Brass

Email: derek.dostal@davispolk.com

            daniel.brass@davispolk.com

(iii) if to the New Pubco, to:

Alpha Capital Holdco Company

c/o Alpha Capital Acquisition Company

Alpha Capital Acquisition Company

1230 Avenue of the Americas, Fl. 16

New York, NY 10020

Attention: Rahim Lakhani, David Lorié

Email: rahim@alpha-capital.io

            david@alpha-capital.io

and

Semantix Tecnologia em Sistema da Informação S.A.

Av. Eusébio Matoso, 1375, 10º Andar

São Paulo, SP, Brazil 05423-905

Attention: Leonardo Santos, Adriano Alcalde, Juliana Inaba

Email: lsantos@semantix.com.br

            adriano.alcalde@semantix.com.br

            juliana.inaba@semantix.com.br

with a required copy (which copy shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Av. Brigadeiro Faria Lima, 3311 - 7º andar

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São Paulo, SP, Brazil 04538-133

Attention: Filipe Areno, Lauren Bennett, Ralph Perez

Email: filipe.areno@skadden.com

            lauren.bennett@skadden.com

            ralph.perez@skadden.com

and for such notices to New Pubco delivered at any point prior to the Closing Date, also a copy to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention: Derek Dostal, Daniel Brass

Email: derek.dostal@davispolk.com

            daniel.brass@davispolk.com

(iv) if to Semantix, to:

Semantix Tecnologia em Sistema da Informação S.A.

Av. Eusébio Matoso, 1375, 10º Andar

São Paulo, SP, Brazil 05423-905

Attention: Leonardo Santos, Adriano Alcalde, Juliana Inaba

Email: lsantos@semantix.com.br

            adriano.alcalde@semantix.com.br

            juliana.inaba@semantix.com.br

with a required copy (which copy shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Av. Brigadeiro Faria Lima, 3311 - 7º andar

São Paulo, SP, Brazil 04538-133

Attention: Filipe Areno, Lauren Bennett, Ralph Perez

Email: filipe.areno@skadden.com

            lauren.bennett@skadden.com

            ralph.perez@skadden.com

6.3. Entire Agreement. This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof, including any commitment letter entered into relating to the subject matter hereof.

6.4. Modifications and Amendments. This Subscription Agreement may not be amended, modified, supplemented or waived except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification, supplement or waiver is sought (and, and in those cases where the New Pubco’s consent is required, also signed by Semantix).

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6.5. Assignment. Neither this Subscription Agreement nor any rights, interests or obligations that may accrue to the parties hereunder (including Subscriber’s rights to purchase the Subscribed Shares) may be transferred or assigned without the prior written consent of the Issuer and New Pubco; provided that Subscriber’s rights and obligations hereunder may be assigned to (i) any affiliate or manager, as applicable of the Subscriber or (i) one or more funds or accounts managed by the same investment manager as Subscriber, without the prior consent of the Issuer and New Pubco, provided that such assignee(s) agrees in writing to be bound by the terms hereof, and upon such assignment by a Subscriber, the assignee(s) shall become Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of Subscriber provided for herein to the extent of such assignment; provided further that, no assignment shall relieve the assigning party of any of its obligations hereunder, including any assignment to any fund or account managed by the same investment manager as Subscriber.

6.6. Benefit. Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns. This Subscription Agreement shall not confer rights or remedies upon any person other than the parties hereto and their respective successors and assigns.

6.7. Governing Law. This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

6.8. Arbitration. (a) Any disputes arising out or related to this Agreement, including the existence, validity, interpretation, or performance of this Agreement or the transactions contemplated by this Agreement, shall be settled as far as possible by negotiations between the parties. If the parties cannot agree on an amicable settlement within thirty (30) days from written notice of a dispute by one party to the other party, any disputes shall be submitted for decision and final resolution to arbitration, under the Rules of Arbitration of the International Chamber of Commerce then in effect (the “Rules”).

(b) The arbitration tribunal shall be composed of three (3) neutral and impartial arbitrators, appointed pursuant to the Rules. The claimant shall appoint one arbitrator, the respondent shall appoint one arbitrator, and the two party-appointed arbitrators shall choose a third arbitrator within thirty (30) days of the appointment of the respondent’s arbitrator, who shall serve as president of the tribunal thus composed. If the parties fail to appoint an arbitrator within the time periods provided in the Rules, or if the two party-appointed arbitrators fail to appoint a third arbitrator within the thirty (30)-day period provided above, then the arbitrator(s) shall be appointed by the Court of Arbitration of the International Chamber of Commerce upon the request of the arbitrators and/or either of the parties.

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(c) The seat of arbitration shall be New York City, unless the parties otherwise agree in writing. The official arbitration language shall be English. Each of the parties agrees that notice as provided in Section 6.2 of this Agreement shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient.

(d) The arbitration decision shall be final and binding upon both parties and the parties agree that any award granted pursuant to such decision may be entered forthwith in any court of competent jurisdiction.

(e) The costs of the arbitration, including fees of the arbitrators, shall be borne equally by the parties, but the arbitral tribunal shall be empowered to include in its award a determination regarding the allocation of the costs of the arbitration, including any legal fees, among the parties.

(f) The arbitration and all information and materials obtained or produced in the arbitration shall be confidential.

(g) Nothing in this Section shall prevent a party from seeking provisional, interim, or conservatory measures from any court of competent jurisdiction prior to the appointment of the arbitral tribunal if any such party believes in good faith that it will suffer irreparable injury. Any such request by a party to a court for provisional, interim, or conservatory measures shall not be deemed incompatible with the agreement to arbitrate or a waiver of the right to arbitrate. Without prejudice to such provisional, interim, or conservatory measures as may be available from any court, the arbitral tribunal shall have full authority to grant provisional, interim, and conservatory remedies and to direct the parties to request that any court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of any party to respect the arbitral tribunal’s orders to that effect.

6.9. [Intentionally Omitted.]

6.10. Severability. If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

6.11. No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

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6.12. Remedies.

6.12.1. The parties agree that irreparable damage would occur if this Subscription Agreement is not performed or the Closing is not consummated in accordance with its specific terms or is otherwise breached and that money damages or other legal remedies would not be an adequate remedy for any such damage. It is accordingly agreed that the parties hereto shall be entitled to equitable relief, including in the form of an injunction or injunctions, to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement in an appropriate court of competent jurisdiction as set forth in Section 6.8, this being in addition to any other remedy to which any party is entitled at law or in equity, including money damages. The right to specific enforcement shall include the right of the parties hereto to cause the other parties hereto to cause the transactions contemplated hereby to be consummated on the terms and subject to the conditions and limitations set forth in this Subscription Agreement. The parties hereto further agree (i) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy, (ii) not to assert that a remedy of specific enforcement pursuant to this Section 6.12 is unenforceable, invalid, contrary to applicable law or inequitable for any reason and (iii) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

6.12.2. The parties acknowledge and agree that this Section 6.12 is an integral part of the transactions contemplated hereby and without that right, the parties hereto would not have entered into this Subscription Agreement.

6.13. Survival of Representations and Warranties and Covenants. All representations and warranties made by the parties hereto, and all covenants and other agreements of the parties hereto, in this Subscription Agreement shall survive the Closing until the expiration of any statute of limitations pursuant to applicable law or in accordance with their respective terms, if a shorter period. For the avoidance of doubt, if for any reason the Closing does not occur prior to the consummation of the Transactions, all representations, warranties, covenants and agreements of the parties hereunder shall survive the consummation of the Transactions and remain in full force and effect.

6.14. Headings and Captions. The headings and captions of the various subdivisions of this Subscription Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

6.15. Counterparts. This Subscription Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

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6.16. Construction. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Subscription Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Subscription Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant. All references in this Subscription Agreement to numbers of shares, per share amounts and purchase prices shall be appropriately adjusted to reflect any stock split, stock dividend, stock combination, recapitalization or the like occurring after the date hereof.

6.17. Mutual Drafting. This Subscription Agreement is the joint product of the parties hereto and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties and shall not be construed for or against any party hereto.

7. Cleansing Statement; Disclosure.

7.1. The Issuer shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements and the Transactions and any other material nonpublic information that the Issuer or New Pubco or their respective officers, directors, employees or agents have provided to Subscriber prior to the filing of the Disclosure Document in connection with the investment contemplated by this Agreement. Upon the issuance of the Disclosure Document, to the actual knowledge of the Issuer and New Pubco, Subscriber shall not be in possession of any material, non-public information received from the Issuer, New Pubco or any of their respective officers, directors, employees or agents in connection with the investment contemplated by this Agreement, and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral, with the Issuer or New Pubco, relating to the transactions contemplated by this Subscription Agreement.

7.2. The Issuer and the New Pubco shall not (and shall cause their respective officers, directors, employees and agents not to) publicly disclose the name of Subscriber or any affiliate or investment adviser of Subscriber, or include the name of Subscriber or any affiliate or investment adviser of Subscriber without the prior written consent (including by e-mail) of Subscriber (i) in any press release or marketing materials, or (ii) in any filing with the Commission or any regulatory agency or trading market, which approval shall not be

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unreasonably withheld or conditioned; provided that no consent pursuant to this Section 7.2 shall be required to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 7.2. The restriction in this Section 7.2 shall not apply to the extent the disclosure is required by the federal securities laws, rules or regulations and to the extent such disclosure is required by other laws, rules or regulations, at the request of the staff of the Commission or regulatory agency or under regulations of Nasdaq, in which case the Issuer or New Pubco, as applicable, shall provide Subscriber with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably consult with Subscriber regarding such disclosure.

8. Trust Account Waiver. In addition to the waiver of Semantix pursuant to Section 7.7 of the Business Combination Agreement, and notwithstanding anything to the contrary set forth herein, each of the Issuer and Subscriber acknowledges that the Issuer has established a trust account containing the proceeds of its initial public offering and from certain private placements (collectively, with interest accrued from time to time thereon, the “Trust Account”). Each of the Issuer and Subscriber agrees that (i) it has no right, title, interest or claim of any kind in or to any monies held in the Trust Account, and (ii) it shall have no right of set-off or any right, title, interest or claim of any kind (“Claim”) to, or to any monies in, the Trust Account, in each case in connection with this Subscription Agreement, and hereby irrevocably waives any past, present or future Claim to, or to any monies in, the Trust Account that it may have in connection with this Subscription Agreement; provided, however, that nothing in this Section 8 shall be deemed to limit Subscriber’s right, title, interest or claim to the Trust Account by virtue of such Subscriber’s record or beneficial ownership of securities of the Issuer acquired by any means other than pursuant to this Subscription Agreement, including, but not limited to, any redemption right with respect to any such securities of the Issuer, except to the extent that Subscriber has otherwise agreed in writing with the Issuer not to exercise such redemption right. In the event Subscriber has any Claim against the Issuer under this Subscription Agreement, Subscriber shall pursue such Claim solely against the Issuer and its assets outside the Trust Account and not against the property or any monies in the Trust Account. Subscriber agrees and acknowledges that such waiver is material to this Subscription Agreement and has been specifically relied upon by the Issuer to induce the Issuer to enter into this Subscription Agreement and Subscriber further intends and understands such waiver to be valid, binding and enforceable under applicable law.

9. Non-Reliance. Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation, other than the representations and warranties of the Issuer and New Pubco expressly set forth in this Subscription Agreement, in making its investment or decision to invest in the Subscribed Shares. Subscriber agrees that none of (i) any Other Subscriber pursuant to this Subscription Agreement or any other agreement related to the private placement of shares of the Issuer’s capital stock (including the controlling persons, officers, directors, partners, agents or employees of any such Other Subscriber), (ii) any party to the Business Combination Agreement (other than the Issuer or New Pubco), or (iii) any affiliates, or any control persons, officers, directors, employees, partners, agents or representatives of any of the Issuer, New Pubco or any other party to the Business Combination Agreement shall be liable (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by the Subscriber or any other person or entity),

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whether in contract, tort or otherwise, or have any liability or obligation, to Subscriber or any person claiming through Subscriber, related to the private placement of the Subscribed Shares, the negotiation hereof or the subject matter hereof, or the transactions contemplated hereby, for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Subscribed Shares. Nothing contained herein or in any Other Subscription Agreement, and no action taken by the Subscriber or any Other Subscriber pursuant hereto or thereto, shall be deemed to constitute the Subscriber and Other Subscribers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Subscriber and Other Subscriber s are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated hereby.

10. Restrictive Legend. If the Subscribed Shares are eligible to be sold without restriction under, and without the New Pubco being in compliance with the current public information requirements of, Rule 144 under the Securities Act, then at Subscriber’s request in connection with the sale of such Subscribed Shares, and subject to Subscriber’s execution of customary representation letters, New Pubco will (A) provide all documentation and instruction required for the transfer agent for the Subscribed Shares (the “Transfer Agent”) and (B) reasonably cooperate with the Transfer Agent (including, if required by the Transfer Agent, delivering an opinion of New Pubco’s counsel in a form reasonably acceptable to the Transfer Agent) to remove any remaining restrictive legend set forth on such Subscribed Shares that are the subject of the Subscriber’s request; provided that, notwithstanding the foregoing, New Pubco will not be required to deliver any such opinion, authorization, certificate or direction if it reasonably believes that removal of the legend could result in or facilitate transfers of securities in violation of applicable law.

11. Massachusetts Business Trust. If Subscriber is a Massachusetts Business Trust, a copy of the Agreement and Declaration of Trust of Subscriber or any affiliate thereof is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that the Subscription Agreement is executed on behalf of the trustees of Subscriber or any affiliate thereof as trustees and not individually and that the obligations of the Subscription Agreement are not binding on any of the trustees, officers or stockholders of Subscriber or any affiliate thereof individually but are binding only upon Subscriber or any affiliate thereof and its assets and property.

[Signature Page Follows]

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IN WITNESS WHEREOF, each of the Issuer, New Pubco and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

ALPHA CAPITAL ACQUISITION COMPANY

By:

Name:
Title:

ALPHA CAPITAL HOLDCO COMPANY

By:

Name:
Title:

Accepted and agreed this [—] day of [—], 2021.

SUBSCRIBER:

Signature of Subscriber:	Signature of Joint Subscriber, if applicable:

By:	By:
Name:	Name:
Title:	Title:

Date: [—], 2021

Name of Subscriber:	Name of Joint Subscriber, if applicable:

(Please print. Please indicate name and	(Please print. Please indicate name and
Capacity of person signing above)	Capacity of person signing above)

Name in which securities are to be registered
(if different from the name of Subscriber listed directly above):

Email Address:

If there are joint investors, please check one:

☐ Joint Tenants with Rights of Survivorship

☐ Tenants-in-Common

☐ Community Property

Subscriber’s EIN:	Joint Subscriber’s EIN:

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.: _________________________	Telephone No.: _____________________

Facsimile No.: __________________________	Facsimile No.: ______________________

Aggregate Number of Subscribed Shares subscribed for:

Aggregate Purchase Price: $______________.

You must pay the Purchase Price by wire transfer of U.S. dollars in immediately available funds, to be held in escrow until the Closing, to the account specified by the Issuer in the Closing Notice.

SCHEDULE I

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

1.	☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) (a “QIB”)).

2.	☐ We are subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

*** OR ***

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS (Please check the applicable subparagraphs):

1.

☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2.	☐ We are not a natural person.

*** AND ***

C.	AFFILIATE STATUS

(Please check the applicable box) SUBSCRIBER:

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Issuer or acting on behalf of an affiliate of the Issuer.

This page should be completed by Subscriber

and constitutes a part of the Subscription Agreement.

Rule 501(a) under the Securities Act, in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the Issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐

Any bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;

☐	Any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934, as amended;

☐	Any insurance company as defined in section 2(a)(13) of the Securities Act;

☐

Any investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”) or a business development company as defined in section 2(a)(48) of the Investment Company Act;

☐	Any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958, as amended;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐	Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940, as amended;

☐

Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code of 1986, as amended, not formed for the specific purpose of acquiring the securities offered, and with total assets in excess of $5,000,000;

☐	Any director, executive officer, or general partner of the Issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that Issuer;

☐

Any natural person whose individual net worth, or joint net worth with that person’s spouse, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding sixty (60) days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

☐

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐

Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D;

☐	Any entity in which all of the equity owners are “accredited investors”;

☐

Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the SEC has designated as qualifying an individual for accredited investor status, such as a General Securities Representative license (Series 7), a Private Securities Offerings Representative license (Series 82) and an Investment Adviser Representative license (Series 65);

☐

Any “family office” as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 which was not formed for the purpose of investing in the Issuer, has assets under management in excess of $5,000,000 and whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; or

☐

Any “family client,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940, of a family office, whose prospective investment in the Issuer is directed by such family office, and such family office is one (i) with assets under management in excess of $5,000,000, (ii) that was not formed for the specific purpose of investing in the Issuer, and (iii) whose prospective investment in the Issuer is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of such prospective investment.

Exhibit 10.4

EXECUTION VERSION

SHAREHOLDER NON-REDEMPTION AGREEMENT

THIS SHAREHOLDER NON-REDEMPTION AGREEMENT (this “Agreement”) is made and entered into as of November 16, 2021 by and among Alpha Capital Acquisition Company, an exempted company incorporated with limited liability in the Cayman Islands (“Alpha”), and Innova Capital SPAC, LP, an exempted limited partnership registered in and formed under the laws of the Cayman Islands and a holder of certain Alpha Shares (as defined below) (the “Alpha Shareholder”). Each of Alpha and the Alpha Shareholder will individually be referred to herein as a “Party” and, collectively, as the “Parties”. For purposes of this agreement, a “Alpha Share” means a Class A ordinary share of Alpha, par value $0.0001 per share. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, Alpha, Alpha Capital Holdco Company, an exempted company incorporated with limited liability in the Cayman Islands (“New PubCo”), Alpha Merger Sub I Company, an exempted company incorporated with limited liability in the Cayman Islands and a direct, wholly owned subsidiary of New PubCo (“First Merger Sub”), Alpha Merger Sub II Company, an exempted company incorporated with limited liability in the Cayman Islands and a direct, wholly owned subsidiary of New PubCo (“Second Merger Sub”), Alpha Merger Sub III Company, an exempted company incorporated with limited liability in the Cayman Islands and a direct, wholly owned subsidiary of New PubCo (“Third Merger Sub” and, together with First Merger Sub and Second Merger Sub, the “Merger Subs”), and Semantix Tecnologia em Sistema de Informação S.A., a sociedade anônima organized under the laws of Brazil (the “Company”) entered into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”); and

WHEREAS, the Alpha Shareholder is the record and beneficial owner of the number of Alpha Shares set forth on the signature page hereto (together with any other shares, capital stock or any other equity interests, as applicable, of Alpha that the Alpha Shareholder holds of record or beneficially, as of the date of this Agreement, or acquires record or beneficial ownership after the date hereof, collectively, the “Subject Alpha Equity Securities”); and

WHEREAS, the Alpha Shareholder acknowledges and agrees that Alpha and the other parties to the Business Combination Agreement would not have entered into and agreed to consummate the transactions contemplated by the Business Combination Agreement without the Alpha Shareholder entering into this Agreement and agreeing to be bound by the agreements, covenants and obligations contained in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

1.    Agreement to Vote. The Alpha Shareholder hereby unconditionally and irrevocably agrees to be present at any meeting of the shareholders of Alpha, and to vote (in person or by proxy), or consent to any action by written consent or resolution with respect to, all of the Subject Alpha Equity Securities (i) in favor of the SPAC Shareholder Matters, and (ii) in opposition to: (A) any SPAC Business Combination Transaction and any and all other proposals (1) that could reasonably be expected to delay or impair the ability of Alpha to consummate the transactions contemplated by the Business Combination Agreement or any Transaction Agreement or (2) which are in competition with or materially inconsistent with the Business Combination Agreement, any Transaction and the transactions contemplated thereby, or (B) any other action, proposal, transaction or agreement involving Alpha or any of its Subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the transactions contemplated by the Business Combination

Agreement or any Transaction Agreement or would reasonably be expected to result in (y) any breach of any representation, warranty, covenant, obligation or agreement of Alpha in the Business Combination Agreement or any Transaction Agreement or (z) any of the conditions to Alpha’s obligations under the Business Combination Agreement or any Transaction Agreement not being fulfilled.

2.    No Redemption. The Alpha Shareholder hereby agrees that it shall not redeem, or submit a request to Alpha’s transfer agent or otherwise exercise any right to redeem, any Subject Alpha Equity Securities.

3.    Transfer of Shares. The Alpha Shareholder hereby agrees that it shall not, directly or indirectly, (i) sell, assign, transfer (including by operation of law), place a lien on, pledge, dispose of or otherwise encumber any of the Subject Alpha Equity Securities or otherwise agree to do any of the foregoing (each, a “Transfer”), (ii) deposit any of the Subject Alpha Equity Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect to any of the Subject Alpha Equity Securities that conflicts with any of the covenants or agreements set forth in this Agreement, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any of the Subject Alpha Equity Securities, (iv) engage in any hedging or other transaction which is designed to, or which would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)), lead to or result in a sale or disposition of the Subject Alpha Equity Securities even if such Subject Alpha Equity Securities would be disposed of by a Person other than the Alpha Shareholder or (v) take any action that would have the effect of preventing or materially delaying the performance of its obligations.

4.    Alpha Shareholder Representations and Warranties. The Alpha Shareholder hereby represents and warrants to Alpha as follows:

(a)    The Alpha Shareholder is a corporation, company, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Legal Requirements of its jurisdiction of formation or organization (as applicable).

(b)    The Alpha Shareholder has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement, to perform its covenants, agreements and obligations hereunder. The execution and delivery of this Agreement has been duly authorized by all necessary corporate (or other similar) action on the part of the Alpha Shareholder. This Agreement has been duly and validly executed and delivered by the Alpha Shareholder and constitutes a valid, legal and binding agreement of the Alpha Shareholder (assuming that this Agreement is duly authorized, executed and delivered by Alpha and the Company), enforceable against the Alpha Shareholder in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

5.    Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the Closing; and (b) the termination of the Business Combination Agreement in accordance with its terms. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, the termination of this Agreement pursuant to Section 5(b) shall not affect any liability on the part of any Party for an intentional breach of this Agreement or Intentional Fraud.

2

6.    Third Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Except as otherwise provided in the following sentence, nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture. Notwithstanding anything to the contrary contained herein, the Company and Newco are intended third-party beneficiaries of and may enforce this Section 6 and Sections 1, 2, 3 and 7 of the Agreement.

7.    Incorporation by Reference. Sections 10.1 (Non-Survival), 11.2 (Interpretation), 11.3 (Counterparts; Electronic Delivery), 11.4(a) (Entire Agreement), 11.5 (Severability), 11.6 (Other Remedies; Specific Performance), 11.7 (Governing Law), 11.8 (Submission to Jurisdiction; Waiver of Jury Trial), 11.9 (Rules of Construction), 11.11 (Assignment), 11.12 (Amendment), 11.13 (Extension; Waiver) and 11.14 (No Recourse) of the Business Combination Agreement are incorporated herein and shall apply to this Agreement mutatis mutandis.

[signature page follows]

3

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

ALPHA CAPITAL ACQUISITION COMPANY

By:
Name: Rafael Steinhauser
Title: Director

ALPHA SHAREHOLDER:

By:
Name: Veronica Allende Serra
Title: Director

Class A Ordinary Shares of Alpha: 2,300,000

[Signature Page to Shareholder Non-Redemption Agreement]

Exhibit 10.5

EXECUTION VERSION

November 16, 2021

Alpha Capital Acquisition Company

1230 Avenue of the Americas

Floor 16

New York, NY 10020

Alpha Capital Holdco Company

1230 Avenue of the Americas,

16th Floor

New York, NY 10020

Semantix Tecnologia em Sistema de Informação S.A.

Av. Eusébio Matoso, 1.375, 10º andar

São Paulo, São Paulo, Brazil, CEP 05423-180

Re:	Sponsor Letter Agreement

Ladies and Gentlemen:

Reference is made herein (this “Sponsor Letter Agreement”) to that certain Business Combination Agreement, dated as of the date hereof, by and among SPAC Capital Acquisition Company, an exempted company incorporated with limited liability in the Cayman Islands (“SPAC”), Alpha Capital Holdco Company, an exempted company incorporated with limited liability in the Cayman Islands (“New PubCo”), Alpha Merger Sub I Company, an exempted company incorporated with limited liability in the Cayman Islands and a direct, wholly owned subsidiary of New PubCo (“First Merger Sub”), Alpha Merger Sub II Company, an exempted company incorporated with limited liability in the Cayman Islands and a direct, wholly owned subsidiary of New PubCo (“Second Merger Sub”), Alpha Merger Sub III Company, an exempted company incorporated with limited liability in the Cayman Islands and a direct, wholly owned subsidiary of New PubCo (“Third Merger Sub” and, together with First Merger Sub and Second Merger Sub, the “Merger Subs”), and Semantix Tecnologia em Sistema de Informação S.A., a sociedade anônima organized under the laws of Brazil (the “Company”) (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement.

Alpha Capital Sponsor LLC, a Cayman Islands limited liability corporation (“Sponsor”) is, as of the date hereof, the record and beneficial owner of (i) 5,750,000 SPAC Class B Ordinary Shares (including the New PubCo Ordinary Shares into which such shares are converted as a result of the consummation of the transactions contemplated by the Business Combination Agreement, the “Founder Shares”) and (ii) 7,000,000 warrants to purchase one SPAC Class A Ordinary Share (including the warrants to purchase New PubCo Ordinary Shares into which such warrants are converted as a result of the consummation of the transactions contemplated by the Business Combination Agreement, the “Private Placement Warrants”). In the event of any equity dividend or distribution, or any change in the equity interests of SPAC or New PubCo by reason of any equity dividend or distribution, equity split, reverse stock-split, consolidation of shares, recapitalization, combination, conversion, exchange of equity interests or the like, the terms “Founder Shares” and “Private Placement Warrants” shall be deemed to refer to and include the Founder Shares and Private Placement Warrants, as the case may be, as well as all such equity dividends and distributions and any securities into which or for which any or all of the Founder Shares or Private Placement Warrants, respectively, may be changed or exchanged or which are received in such transaction (including the New PubCo Ordinary Shares into which such shares are converted and the warrants to purchase New PubCo Ordinary Shares into which such warrants are converted as a result of the consummation of the transactions contemplated by the Business Combination Agreement or any Transaction Agreement).

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Sponsor, New PubCo, the Company and SPAC agree as follows:

1.    Redemption and Voting.

(a)    Sponsor agrees that if SPAC seeks shareholder approval of the transactions contemplated by the Business Combination Agreement or any Transaction Agreements, Sponsor shall not redeem any Founder Shares owned by it in connection with shareholder approval of the transactions contemplated by the Business Combination Agreement or any Transaction Document, including any amendments to the SPAC Governing Documents (the “Proposed Transaction”).

(b)    Prior to the earlier of (x) date on which this Sponsor Letter Agreement is terminated in accordance with its terms and (y) the Closing (the “Voting Period”), at each meeting of the holders of SPAC Ordinary Shares (the “SPAC Shareholders”), and in each written consent or resolutions of any of the SPAC Shareholders in which Sponsor is entitled to vote or consent, Sponsor hereby unconditionally and irrevocably agrees to be present for such meeting and vote (in person or by proxy), or consent to any action by written consent or resolution with respect to, as applicable, the Founder Shares or other equity interests of SPAC over which Sponsor has voting power (i) in favor of, and to adopt, the Business Combination Agreement, the Transaction Agreements and the transactions contemplated thereby, (ii) in favor of the other matters set forth in the Business Combination Agreement, the Transaction Documents and the transactions contemplated thereby to the extent required for SPAC to carry out its obligations thereunder, and (iii) in opposition to: (A) any SPAC Business Combination Transaction and any and all other proposals (1) that could reasonably be expected to delay or impair the ability of SPAC to consummate the transactions contemplated by the Business Combination Agreement or any Transaction Agreement or (2) which are in competition with or materially inconsistent with the Business Combination Agreement, any Transaction Agreement and the transactions contemplated thereby or (B) any other action, proposal, transaction or agreement involving SPAC or any of its Subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the transactions contemplated by the Business Combination Agreement or any Transaction Agreement or would reasonably be expected to result in (y) any breach of any representation, warranty, covenant, obligation or agreement of the SPAC in the Business Combination Agreement or any Transaction Agreement or (z) any of the conditions to SPAC’s obligations under the Business Combination Agreement or any Transaction Agreement not being fulfilled.

(c)    Sponsor agrees not to deposit, and to cause its affiliates not to deposit, any Founder Shares in a voting trust or subject any Founder Shares to any arrangement or agreement with respect to the voting of such Founder Shares, unless specifically requested to do so by the Company and SPAC in connection with the Business Combination Agreement, the Transaction Agreements or the transactions contemplated thereby.

(d)    Sponsor agrees, except as contemplated by the Business Combination Agreement or any Transaction Agreement, not to make, or in any manner participate in, directly or indirectly, a “solicitation” of “proxies” or consents (as such terms are used in the rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any equity interests of SPAC in connection with any vote or other action with respect to transactions contemplated by the Business Combination Agreement or any Transaction Agreement, other than to recommend that the SPAC Shareholders vote in favor of the adoption of the Business Combination Agreement, the Transaction Agreements and the transactions contemplated thereby (and any actions required in furtherance thereof and otherwise as expressly provided in this Section 1).

(e)    Sponsor agrees that during the Voting Period it shall not, without SPAC’s and the Company’s prior written consent, (i) make or attempt to make any Transfer that would not be permitted pursuant to Section 7(a), (b) and (c) of that certain Letter Agreement, dated February 18, 2020, by and between Sponsor and SPAC; (ii) grant any proxies or powers of attorney with respect to any or all of the Founder Shares; or (iii) take any action with the intent to prevent, impede, interfere with or adversely affect Sponsor’s ability to perform its obligations under this Section 1. SPAC hereby agrees to reasonably cooperate with the Company in enforcing the Transfer restrictions set forth in this Section 1.

(f)    During the Voting Period, Sponsor agrees to provide to SPAC, the Company and their respective Representatives any information regarding Sponsor or the Founder Shares that is reasonably requested by SPAC, the Company or their respective Representatives and required in order for the Company, SPAC, New PubCo, First Merger Sub or Second Merger Sub to comply with

Sections 7.1, 7.2, 7.3, 7.4(b), 7.5, 7.8, 7.9 and 7.11 of the Business Combination Agreement. To the extent required by applicable Legal Requirements, Sponsor hereby authorizes the Company and SPAC to publish and disclose in any announcement or disclosure required by the SEC, NASDAQ or the Registration Statement (including all documents and schedules filed with the SEC in connection with the foregoing), Sponsor’s identity and ownership of Founder Shares and the nature of Sponsor’s commitments and agreements under this Sponsor Letter Agreement, the Business Combination Agreement and any other Transaction Agreements; provided that such disclosure is made in compliance with the provisions of the Business Combination Agreement.

2.    Vesting Founder Shares.

(a)    Subject to, and conditioned upon the occurrence of and effective immediately after the Effective Time, the Sponsor agrees that 15% of the Founder Shares (i.e., 862,500 Founder Shares) shall be deemed to be “Vesting Founder Shares” and subject to the provisions of this Section 2, and the remaining 85% of the Founder Shares (the “Retained Founder Shares”) and 100% of the Private Placement Warrants shall not be subject to the provisions set forth below in this Section 2. Subject to, and conditioned upon the occurrence of and effective immediately after the Effective Time, the Vesting Founder Shares shall be unvested and subject to the restrictions and forfeiture provisions set forth in this Sponsor Letter Agreement. The Vesting Founder Shares shall vest and, except as otherwise provided in this Section 2, shall become free of the provisions set forth in this Section 2 as follows:

(i)    with respect to 50% of the Vesting Founder Shares (i.e., 431,250 Founder Shares) (the “12.50 Vesting Founder Shares”), if at any time during the 5-year period following the Closing Date (the end of such period, as it may be extended pursuant to the following paragraph (b), the “Vesting Release Date”), the closing share price of the New PubCo Ordinary Shares is greater than or equal to $12.50 over any 20 Trading Days within any consecutive 30 Trading Day period, then the 12.50 Vesting Founder Shares shall vest and become free of the provisions set forth in this Section 2; and

(ii)    with respect to 50% of the Vesting Founder Shares (i.e., 431,250 Founder Shares) (the “15.00 Vesting Founder Shares”), if at any time prior to the Vesting Release Date, the closing share price of the New PubCo Ordinary Shares is greater than or equal to $15.00 over any 20 Trading Days within any consecutive 30 Trading Day period, then the 15.00 Vesting Founder Shares shall vest and become free of the provisions set forth in this Section 2.

(b)    If (i) the Vesting Release Date occurs on a day that is not a Trading Day, then the “Vesting Release Date” shall for all purposes of this Sponsor Letter Agreement be deemed to occur on the next following Trading Day, and (ii) if the

New PubCo or any of its affiliates enters into a definitive agreement with respect to an Acceleration Event (as defined below) on or prior to the Vesting Release Date, then the Vesting Release Date shall be automatically extended and shall be deemed to occur on the earlier of (A) the consummation of such Acceleration Event and (B) the termination of such definitive agreement with respect to such Acceleration Event in accordance with its terms. Subject to earlier forfeiture pursuant to Section 2(d)(ii), any Vesting Founder Shares that have not vested in accordance with Section 2(a)(i) or Section 2(a)(ii) on or before the Vesting Release Date will be immediately forfeited at 11:59 p.m., New York, New York time on the Vesting Release Date.

(c)    The New PubCo Ordinary Share price targets in Sections 2(a)(i) and (ii) shall be equitably adjusted for stock splits, stock dividends, cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the New PubCo Ordinary Shares after the Effective Time.

(d)    If, prior to the Vesting Release Date, (i) there is a transaction that results in the New PubCo Ordinary Shares being converted into the right to receive cash or other consideration having a value (in the case of any non-cash consideration, as provided in the definitive transactions documents for such transaction, or if not so provided, determined by the New PubCo Board in good faith) in excess of the thresholds set forth in Section 2(a)(i) or Section 2(a)(ii), as applicable (each as equitably adjusted for stock splits, stock dividends, cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the New PubCo Ordinary Shares after the date of this Sponsor Letter Agreement) on or prior to the Vesting Release Date (an “Acceleration Event”), then the Vesting Founder Shares subject to the applicable threshold shall vest and become free of the provisions set forth in this Section 2 effective as of immediately prior to the consummation of such Acceleration Event, or otherwise treated as so issued in connection therewith, so as to ensure that the Sponsor shall receive such Vesting Founder Shares, and all proceeds thereof, in connection with such transaction, and (ii) there is a transaction that will result in the New PubCo Ordinary Shares being converted into the right to receive cash or other consideration having a value (in the case of any non-cash consideration, provided in the definitive transactions documents for such transaction, or if not so provided, as determined by the New PubCo Board in good faith) less than the thresholds set forth in Section 2(a)(i) or Section 2(a)(ii), as applicable (each as equitably adjusted for stock splits, stock dividends, special cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the New PubCo Ordinary Shares after the date of this Sponsor Letter Agreement) on or prior to the Vesting Release Date, then the Vesting Founder Shares that remain subject to the applicable threshold shall be forfeited.

(e)    New PubCo shall use reasonable best efforts to remain listed as a public company on, and for the Vesting Founder Shares to be tradable over, NASDAQ or any other nationally recognized U.S. stock exchange; provided, however, the foregoing shall not limit New PubCo or any of its affiliates from consummating an Acceleration Event or other transaction contemplated by the foregoing Section 2(d)(ii), or entering into a definitive agreement in respect thereto.

(f)    At any time prior to the Vesting Release Date, the Sponsor agrees that it shall not Transfer any Vesting Founder Shares except as otherwise permitted pursuant to Section 3(d) below, and the Vesting Founder Shares shall include customary transfer legends on any certificates for the Vesting Founder Shares reflecting such restriction. At the time that any Vesting Founder Shares become vested pursuant to this Section 2, New PubCo shall remove any legends, stock transfer restrictions, stop transfer orders or similar restrictions with respect to the Vesting Founder Shares related to such vesting (other than, for the avoidance of doubt, those that relate to any applicable and then-existing transfer restrictions applicable during the Founder Share Lock-Up Period with respect to such Vesting Founder Shares pursuant this Sponsor Letter Agreement, the Business Combination Agreement or any other Transaction Agreements).

(g)    For the avoidance of doubt, (i) except as otherwise provided in this Sponsor Letter Agreement, the Sponsor shall retain all of its rights as a shareholder of New PubCo with respect to the Vesting Founder Shares owned by it during any period of time that such shares are subject to vesting pursuant to the terms of Section 2, including the right to vote any such shares; provided, however, that no right to receive dividends or other distributions shall exist with respect to Vesting Founder Shares that are subject to vesting and are unvested at the time of the payment of such dividend or distribution and the Sponsor shall promptly repay to the Company any amount actually received in respect of or redirect (as instructed by the Company), any and all such dividends or other distributions received by the Sponsor from the Company (it being understood that if such dividends or other distributions are declared by PubCo at the time the Vesting Founder Shares are unvested but are paid at the time the Vesting Founder Shares are vested, then the Sponsor shall be entitled to such distribution and such dividends or other distributions will not be deemed to be the property of New PubCo or otherwise subject to this proviso), (ii) any Vesting Founder Shares that vest in accordance with the terms of Section 2 shall remain subject to any applicable Lock-Up Period set forth herein and (iii) notwithstanding the expiration of any Lock-Up Period with respect to any Vesting Founder Shares, such Vesting Founder Shares shall remain subject to any applicable restrictions set forth in Section 2 until vested or forfeited in accordance with the terms of Section 2.

3.    Transfers of Founder Shares and Private Placement Warrants.

(a)    The Sponsor agrees that it shall not Transfer any Founder Shares until the earlier of (A) (i) with respect to the Retained Founder Shares, one year after the Closing or (ii) solely with respect of any Vesting Founder Shares that vest in accordance with the terms of Section 2, one hundred and eighty days following the Closing and (B) subsequent to the Closing, (x) with respect to Retained Founder Shares only, the closing share price of the New PubCo Ordinary Shares is greater than or equal to $12.00 (equitably adjusted for stock splits, stock dividends, cash dividends, reorganizations, combinations, recapitalizations and similar transactions affecting the New PubCo Ordinary Shares after the Effective Time) over any 20 Trading Days within any consecutive 30 Trading Day period commencing at least 150 days after the Closing or (y) the consummation of an Acceleration Event or other transaction contemplated by Section 2(d)(ii) is consummated (the “Founder Share Lock-Up Period”).

(b)    The Sponsor agrees that it shall not Transfer any Private Placement Warrants (or any New PubCo Ordinary Shares underlying the Private Placement Warrants), until 30 days after the completion of the Closing (the “Private Placement Warrants Lock-Up Period”, together with the Founder Shares Lock-Up Period, the “Lock-Up Periods”).

(c)    If any Transfer is made or attempted contrary to the provisions of this Sponsor Letter Agreement (a “Prohibited Transfer”), such purported Prohibited Transfer shall be null and void ab initio, and the New PubCo shall refuse to recognize any such purported transferee of the Founder Shares or Private Placement Warrants, as the case may be, as one of its equity holders for any purpose.

(d)    Notwithstanding the provisions set forth in Section 2 or this Section 3, Transfers of any Founder Shares (including any unvested Founder Shares pursuant to Section 2) or Private Placement Warrants following the Closing are permitted (i) to SPAC’s officers or directors, affiliates and its employees or any family member of any of SPAC’s officers or directors, any affiliate or family member of any of SPAC’s officers or directors, any affiliate of the Sponsor to any members of the Sponsor or any of their affiliates; (ii) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) by private sales or Transfers made in connection with any forward purchase agreement or similar arrangement or in connection with the consummation of the transactions contemplated by the Business Combination Agreement, in each case at prices no greater than the price at which the securities were originally purchased; (vi) by virtue of the laws of the Cayman Islands or the Sponsor’s limited liability company agreement upon dissolution of the Sponsor; (vii) in the event of the New PubCo’s liquidation, merger, capital stock exchange or other similar transaction following the consummation of the transactions contemplated by the Business Combination Agreement which results in all of New PubCo’s shareholders having the right to exchange their New PubCo Ordinary Shares for cash, securities or other property subsequent to the Closing; or (viii) in an Acceleration Event; provided, however, that in the case of clauses

(i) through (vi), these permitted transferees must enter into a written agreement with the SPAC agreeing to be bound by the Transfer restrictions herein and the other restrictions contained in this Sponsor Letter Agreement.

(e)    For purposes of this Section 3, “immediate family” shall mean a spouse, domestic partner, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of the applicable party hereto; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended.

4.    Waiver of Anti-Dilution Rights. Contingent upon and effective as of the Effective Time, pursuant to Section 17.4 of the SPAC Governing Documents, the Sponsor, in its capacity as holder of one hundred percent (100%) of the Founder Shares, and subject to the last sentence of this Section 4, hereby irrevocably and unconditionally waives and agrees not to exercise, assert or perfect, any rights to adjustment or other anti-dilution protections with respect to the Initial Conversion Ratio (as defined in the SPAC Governing Documents), including those rights that would otherwise apply pursuant to Section 17.3 of the SPAC Governing Documents as a result of the issuance of New PubCo Ordinary Shares in connection with the transactions contemplated by the Business Combination Agreement or any Transaction Agreement pursuant to the PIPE Investment such that the New PubCo Ordinary Shares issued pursuant to the PIPE Investment are excluded from the determination of the number of New PubCo Ordinary Shares issuable upon conversion of the Founder Shares pursuant to Section 17.3 of the SPAC Governing Documents. For the avoidance of doubt, the foregoing waiver and agreement does not include the Sponsor’s rights under Section 17.8 of the SPAC Governing Document, which provides that in no event may any Founder Share convert into New PubCo Ordinary Shares at a ratio that is less than one-for-one.

5.    Certain Defined Terms. As used herein, (a) “Beneficially Own” has the meaning ascribed to it in the Exchange Act; and (b) “Transfer” shall mean the (i) direct or indirect transfer, sale or assignment of, offer to sell, contract or any agreement to sell, hypothecate, pledge, encumber grant of any option to purchase or otherwise dispose of, either voluntarily or involuntarily, or any agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (b)(i) or (b)(ii).

6.    Entire Agreement. This Sponsor Letter Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Sponsor Letter Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed (i) prior to Closing, among the SPAC, Sponsor and the Company, or (ii) after the Closing, between Sponsor and New PubCo, it being acknowledged and agreed that the Company’s execution of such an instrument will not be required after any valid termination of the Business Combination Agreement.

7.    Successors and Assigns. No party hereto may, except as set forth herein, assign either this Sponsor Letter Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this Section shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Sponsor Letter Agreement shall be binding on, and inure to the benefit of, the Sponsor, SPAC, New PubCo and the Company and their respective successors, heirs, personal representatives and assigns and permitted transferees.

8.    Notices. Any notice, consent or request to be given in connection with any of the terms or provisions of this Sponsor Letter Agreement shall be in writing and shall be sent or given in accordance with the terms of Section 11.1 of the Business Combination Agreement to the applicable Party at its principal place of business. Any notice to Sponsor shall be sent to the address set forth on the signature page hereto.

9.    Termination. This Sponsor Letter Agreement shall terminate at such time, if any, as the Business Combination Agreement is terminated in accordance with its terms prior to the Closing. In the event of a valid termination of the Business Combination Agreement, this Sponsor Letter Agreement shall be of no force and effect. No such termination or reversion shall relieve the Sponsor, SPAC, New PubCo or the Company from any obligation accruing, or liability resulting from an intentional breach of this Sponsor Letter Agreement occurring prior to such termination or reversion.

10.    Representations and Warranties. Each of the parties hereto represents and warrants that (a) it has the power and authority, or capacity, as the case may be, to enter into this Sponsor Letter Agreement and to carry out its obligations hereunder, (b) the execution and delivery of this Sponsor Letter Agreement and the performance of its obligations hereunder have been duly and validly authorized by all corporate or limited liability company action on its part and (c) this Sponsor Letter Agreement has been duly and validly executed and delivered by each of the parties hereto and constitutes, a legal, valid and binding obligation of each such party enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy Legal Requirements, other similar Legal Requirements affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

11.    Further Assurances. Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, Transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

12.    Miscellaneous. Sections 11.2, 11.3, 11.5 through 11.9 and 11.14 of the Business Combination Agreement shall apply mutatis mutandis to this Sponsor Letter Agreement.

[Signature pages follow]

Sincerely,

ALPHA CAPITAL SPONSOR LLC

By:
Name: Alec Oxenford
Title: Authorized Signatory

Email:	alec@alpha-capital.io
Address:	1230 Avenue of the Americas, 16th Floor New York, NY 10020

[Signature Page to Sponsor Letter Agreement]

Acknowledged and Agreed:

ALPHA CAPITAL ACQUISITION COMPANY

By:
Name: Alec Oxenford
Title: Chief Executive Officer

ALPHA CAPITAL HOLDCO COMPANY

By:
Name: Alec Oxenford
Title: Authorized Signatory

[Signature Page to Sponsor Letter Agreement]

Acknowledged and Agreed:

SEMANTIX TECNOLOGIA EM SISTEMA DE INFORMAÇÃO S.A.

By:
Name:
Title:

[Signature Page to Sponsor Letter Agreement]

Exhibit 10.6

EXECUTION VERSION

FORM OF SHAREHOLDERS AGREEMENT

This Shareholders Agreement (this “Agreement”) is made and entered into as of November 16, 2021, by and among Alpha Capital Holdco Company, an exempted company incorporated with limited liability in the Cayman Islands (the “Company”), DDT Investments Ltd., a BVI business company incorporated in the British Virgin Islands, Cumorah Group Ltd., a BVI business company incorporated in the British Virgin Islands, ETZ Chaim Investments Ltd., a BVI business company incorporated in the British Virgin Islands (together with DDT Investments Ltd. and Cumorah Group Ltd., the “Founders”), Crescera Growth Capital Master Fundo de Investimento em Participações Multiestratégia, an investment fund organized under the laws of the Federative Republic of Brazil (“Crescera”), Fundo de Investimento em Partipações Inovabra I – Investimento no Exterior, an investment fund organized under the laws of the Federative Republic of Brazil (“Inovabra” and, together with Crescera, the “Growth Investors”), and Alpha Capital Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor” and, together with Company, the Founders and the Growth Investors, the “Parties”, and each a “Party”).

WHEREAS, pursuant to the Business Combination Agreement, dated as of the date hereof (the “BCA”), by and among the Company, Semantix Tecnologia em Sistema de Informação S.A. (“Semantix”), Alpha Capital Acquisition Company (the “SPAC”), Alpha Merger Sub I Company (“First Merger Sub”), Alpha Merger Sub II Company (“Second Merger Sub”) and Alpha Merger Sub III Company (“Third Merger Sub”), Semantix and the SPAC have agreed to consummate a series of transactions which will result in (i) First Merger Sub merging with and into SPAC, with SPAC surviving as a direct wholly owned subsidiary of the Company, (ii) SPAC merging with and into Second Merger Sub, with Second Merger Sub surviving as a direct wholly owned subsidiary of the Company and (iii) Third Merger Sub merging with and into an exempted company incorporated with limited liability in the Cayman Islands (“Newco”) to be formed by Semantix Tecnologia em Sistema de Informação S.A., a sociedade anônima organized under the laws of Brazil, with Newco surviving as a direct wholly owned subsidiary of the Company (collectively, the “Business Combination”);

WHEREAS, immediately following the closing of the Business Combination, the Founders, Crescera, Inovabra and the Sponsor will, collectively, hold a majority of the issued and outstanding Shares (as defined below); and

WHEREAS, pursuant to the BCA, the Parties are entering into this Agreement to provide for, among other things, certain governance matters and other rights and obligations associated with the ownership of Shares.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1    Definitions. Capitalized terms used in this Agreement have the meanings set forth below.

“Action” means any claim, action, suit, proceeding, audit, examination, assessment, arbitration, litigation, mediation or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including, with correlative meaning, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise. For the avoidance of doubt, no Party to this Agreement shall be deemed to be an Affiliate of the Company or any of the Company’s Subsidiaries solely as a result of its ownership of Shares.

“Agreement” shall have the meaning specified in the preamble hereto.

“BCA” shall have the meaning set forth in the recitals hereto.

“Board” means the board of directors of the Company.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York City, New York or São Paulo, Brazil are authorized or required by Law to close.

“Closing Date” shall have the meaning ascribed to “Closing Date” in the BCA.

“Commission” means the United States Securities and Exchange Commission.

“Company” shall have the meaning set forth in the preamble hereto.

“Company Public Documents” has the meaning specified in Section 4.1(a).

“Contracts” means any legally binding contracts, agreements, subcontracts, leases, and purchase orders.

“Controlled Company Eligible” means qualifying as a controlled company under the listing rules of Nasdaq.

“Crescera” shall have the meaning specified in the preamble hereto.

“Crescera Director” means any Director who was appointed or nominated to the Board by Crescera pursuant to, and in accordance with, Section 2.1.

“Crescera Group” means (i) Crescera or (ii) any Affiliates controlled or managed by Crescera or by the same investment managers of Crescera, including, for the avoidance of doubt, any fund or account managed by the same managers as Crescera.

“Director” has the meaning specified in Section 2.1(a)

“Effective Date” has the meaning specified in Section 5.1.

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“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and any successor thereto, as the same shall be in effect from time to time.

“Founders” shall have the meaning specified in the preamble hereto.

“Founders Directors” means each of the Directors who were appointed or nominated to the Board by the Founders pursuant to, and in accordance with, Section 2.1.

“Founders Group” means the Founders and their respective Affiliates.

“Founders Independent Directors” means the Founders Directors who satisfy the Independence Requirement.

“Group” means, with respect to Crescera, the Crescera Group; with respect to the Founders, the Founders Group; with respect to Inovabra, the Inovabra Group; and, with respect to the Sponsor, the Sponsor Group.

“Growth Investors” shall have the meaning specified in the preamble hereto.

“Growth Investors Directors” means the Crescera Director and the Inovabra Director, collectively.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Independent Requirements” means the independent requirements applicable to audit committee members of “foreign private issuers” (as defined in Rule 3b-4 of the Exchange Act) as set forth in Rule 10A-3 under the Exchange Act.

“Inovabra” shall have the meaning specified in the preamble hereto.

“Inovabra Director” means any Directors who was appointed or nominated to the Board by Inovabra pursuant to, and in accordance with, Section 2.1.

“Inovabra Group” means (i) Inovabra or (ii) any Affiliates controlled or managed by Inovabra or by the same investment managers of Inovabra, including, for the avoidance of doubt, any fund or account managed by the same managers as Inovabra..

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Necessary Action” means, with respect to a specified result set forth in this Agreement, any action that is necessary or advisable, to the fullest extent permitted by applicable Law, to cause such specified result, including: (a) voting or providing a written consent or proxy

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with respect to the Shares; (b) causing the adoption of amendments to the Organizational Documents; (c) executing agreements and instruments relating to such specified result; and (d) making, or causing to be made, with any Governmental Authority, all filings, registrations or similar actions, in each case of the foregoing, that are in connection with causing such specified result; provided, that, solely in the case of the Sponsor Group, in no event shall “Necessary Action” require any member of the Sponsor Group to commit to voting or providing a written consent or proxy with respect to any Shares held by any member of the Sponsor Group or otherwise committing to the taking of any action that would be reasonably likely to, in the Sponsor’s good faith determination, require the Sponsor to be a member of any “group” for purposes of Section 13(d) of the Exchange Act (other than any “group” comprised solely of members of the Sponsor Group).

“Nasdaq” means the Nasdaq Stock Market LLC.

“Organizational Documents” means, with respect to the Company and any of its Subsidiaries, collectively, such Person’s articles of association, memorandum of association, bylaws or other similar governing instruments required by the Laws of its jurisdiction of formation or organization.

“Party” shall have the meaning set forth in the preamble hereto.

“Permanent Disability” means, with respect to an individual, if he or she is legally incompetent or unable to manage his or her financial affairs for a ninety (90) day period. The determination of mental competency by such individual’s attending physician may be conclusively relied upon by the parties hereto. An individual shall be deemed Permanently Disabled as of the earlier of a) the determination of legal incapacity by a court of competent jurisdiction or (b) the expiration of such ninety (90) day period.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

“Representative” means, with respect to any Person, such Person’s Affiliates and its and their respective professional advisors, directors, officers, members, managers, shareholders, partners, employees, agents and authorized representatives.

“Shares” means ordinary shares of the Company, par value of $0.001 each.

“Sponsor” has the meaning specified in the preamble hereto.

“Sponsor Director” means any Director who was appointed or nominated to the Board by the Sponsor pursuant to, and in accordance with, Section 2.1.

“Sponsor Group” means the Sponsor and any Affiliates of the Sponsor.

“Subsidiary” means, with respect to a Person, a corporation or other entity of which more than 50% of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.

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“Transaction Agreements” means this Agreement and the Transaction Agreements (as defined in the BCA).

“Transfer” means, with respect to any securities, to sell, assign, transfer, pledge or otherwise dispose of such securities.

“Transferee” shall have the meaning specified in Section 7.4.

ARTICLE II

BOARD MATTERS; APPROVAL RIGHTS

Section 2.1    Initial Board Composition.

(a)    As of the Effective Date, the initial number of directors of the Board (each, a “Director”) shall be seven (7).

(b)    In accordance with the Company’s Organizational Documents, as of the Effective Date, the Directors shall be divided into three (3) classes of Directors designated as Class I, Class II and Class III. Each class of Directors shall consist, as nearly equal as possible, of one third (1/3) of the total number of Directors constituting the entire Board.

(c)    The Parties shall take all Necessary Action to cause the initial composition of the Board, as of the Effective Date, to be divided into Class I, Class II and Class III, as follows:

(i)    the Class I Directors shall be comprised of two (2) Founders Independent Directors;

(ii)    the Class II Directors shall be comprised of the Crescera Director and the Inovabra Director; and

(iii)    the Class III Directors shall be comprised of the Sponsor Director and the two (2) remaining Founders Directors; provided, that if the Sponsor Director does not comply with the Independent Requirements, one (1) out of the two (2) Founders Directors who are Class III Directors shall comply with the Independent Requirements.

(d)    The initial term of the Class I Directors shall expire at the first (1st) annual meeting of shareholders of the Company following the Effective Date at which Directors are elected. The initial term of the Class II Directors shall expire at the second (2nd) annual meeting of shareholders of the Company following the Effective Date at which Directors are elected. The initial term of the Class III Directors shall expire at the third (3rd) annual meeting of shareholders of the Company following the Effective Date at which Directors are elected. Thereafter, at each succeeding annual general meeting of the Company, successors to the class of Directors whose term expires at that meeting shall be elected for a three (3)-year term of office pursuant to the appointment rights set forth in Sections 2.1(b) and 2.1(c) above, except that (i) the Sponsor’s appointment right to appoint the Sponsor Director pursuant to Section 2.1(c)(iii) shall terminate following the expiration of the initial term of the Sponsor Director, and (ii) the Founders shall have the right to appoint one (1) additional Founders Independent Director to replace the Sponsor Director; provided, that if the Sponsor Director to be replaced meets the Independent Requirements, then the Founders Director to replace such Sponsor Director shall be a Founders Independent Director.

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Section 2.2    Founders, Growth Investors and Sponsor Representation. For so long as (i) the Founders Group holds a number of Shares representing at least seven and one-half percent (7.5%) of the Shares then issued and outstanding, (ii) the Crescera Group holds a number of Shares representing at least seven and one-half percent (7.5%) of the Shares then issued and outstanding, or (iii) the Inovabra Group holds a number of Shares representing at least seven and one-half percent (7.5%) of the Shares then issued and outstanding, at the request of each such Party whose Group holds at least seven and one-half percent (7.5%) of the Shares then issued and outstanding, each such other Party (excluding, for the avoidance of doubt, the Sponsor) shall take all Necessary Action to (i) include in the slate of nominees proposed by the Board for election as Directors at each applicable annual or special meeting of shareholders at which Directors are to be elected such number of individuals nominated by each such Party whose Group holds at least seven and one-half percent (7.5%) of the Shares then issued and outstanding so that, if elected, there will be a number of Founders Directors, the Crescera Director or the Inovabra Director, as applicable, in accordance with Section 2.1; (ii) to include such individuals in the Company’s proxy or similar materials and form of proxy (or equivalent thereof) disseminated to shareholders in connection with the election of Directors at each applicable annual or special meeting of shareholders held for the election of Directors; and (iii) cause the election of each such individuals to the Board, including nominating such individuals to be elected as directors and by soliciting proxies in favor of the election of such individuals.

(b)    If at any time any of the Founders Group, the Crescera Group or the Inovabra Group, respectively, holds a number of Shares then issued and outstanding representing less than the minimum percentages set forth in Section 2.2(a) above so that the rights provided therein no longer apply, but which are at least five percent (5%) of the Shares then issued and outstanding, then any Director previously nominated by each such Party whose Group holds less than seven and one-half percent (7.5%) but at least five percent (5%) of the Shares then issued and outstanding, and then serving on the Board, shall be entitled to serve for the remainder of his or her term as a Class I, Class II or Class III Director, as applicable, and shall not be required to resign from the Board prior to the expiration of such term.

(c)    During the term of the Sponsor Director, Sponsor shall have the right to designate two (2) observers at any and all meetings of the Board (but, for the avoidance of doubt, such observers will not be entitled to attend any meetings of any committees thereof except to the extent invited by such committee), in Sponsor’s sole discretion. Such observers shall be entitled to receive all notices and materials provided to Directors, and have the same access and information rights as a Director; provided, that such observers shall not be entitled to receive any notices, materials, information or access to the extent providing such notices, materials, information or access, as applicable, would result in the waiver of any applicable privilege. Such observers will not have voting rights or fiduciary obligations to the Company, its Subsidiaries or their equity holders, but shall be bound by the same confidentiality obligations as the Directors.

(d)    If at any time any of the Founders Group, the Crescera Group or the Inovabra Group, respectively, holds a number of Shares then issued and outstanding representing less than five percent (5%) of the Shares then issued and outstanding, the Agreement will terminate

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and be of no further force and effect with respect to such Party pursuant to Section 6.1(b) and any Director previously nominated by each such Party whose Group holds less than five percent (5%) of the Shares then issued and outstanding and then serving on the Board shall be required to resign from the Board if so requested by any of the other Parties hereto whose Group holds at least five percent (5%) of the Shares then issued and outstanding.

(e)    Any Sponsor Director serving on the Board and any Board observers designated by the Sponsor shall be required to resign following the termination of this Agreement with respect to the Sponsor pursuant to Section 6.1(b) below.

Section 2.3    No Liability to Founders, Growth Investors or Sponsor. None of the Founders, the Growth Investors, the Sponsor or any of their respective Affiliates shall have any liability as a result of appointing a person as a director, nor for any act or omission by such appointed person in his or her capacity as a director of the Company, nor as a result of voting for any such appointee in accordance with the provisions of this Agreement.

Section 2.4    Chairperson. For so long as the Founders Group holds a number of Shares representing at least seven and one-half percent (7.5%) of the Shares then issued and outstanding, the Founders Directors shall have the right to designate the Chairperson of the Board. The Chairperson may, but is not required to, be a Founders Director.

Section 2.5    Committee Representation. The Parties agree that (i) the Sponsor Director will serve on the audit committee of the Board if such Sponsor Director complies with the Independent Requirements or on the Nominating and Corporate Governance Committee (or any other committee with similar functions if a Nominating and Corporate Governance Committee is not formed by the Company following the Effective Date) and (ii) for so long as the Founders Group holds at least seven and one-half percent (7.5%) of the Shares then issued and outstanding, the Founders Directors shall have the right to appoint one (1) Founders Director to serve on each committee of the Board, provided that, in each case of items (i) and (ii), such appointment complies with the applicable rules of Nasdaq and the Commission that apply to “foreign private issuers” (as defined in Rule 3b-4 of the Exchange Act).

Section 2.6    Vacancies and Removal.

(a)    For so long as (i) the Founders Group holds a number of Shares representing at least seven and one-half percent (7.5%) of the Shares then issued and outstanding, (ii) the Crescera Group holds a number of Shares representing at least seven and one-half percent (7.5%) of the Shares then issued and outstanding, or (iii) the Inovabra Group holds a number of Shares representing at least seven and one-half percent (7.5%) of the Shares then issued and outstanding, then each such Party whose Group holds at least seven and one-half percent (7.5%) of the Shares then issued and outstanding shall have the exclusive right to (1) request the removal from the Board of the Founders Directors, Crescera Director or Inovabra Director, as the case may be, whom it had originally nominated to the Board, and (2) appoint or nominate for appointment or election to the Board a Director to fill the vacancy resulting from such removal or any other vacancies created by reason of death or resignation of any then-serving Founders Director,

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Crescera Director or Inovabra Director, as the case may be, whom it had originally nominated to the Board. The Parties shall take all Necessary Action to cause (1) any such removal of any such Founders Director, Crescera Director or Inovabra Director, as the case may be, from the Board, and (2) any such vacancies on the Board to be filled by replacement Directors nominated by each such nominating Party whose Group holds at least seven and one-half percent (7.5%) of the Shares then issued and outstanding, in each case, as promptly as reasonably practicable.

(b)    The Sponsor shall have the exclusive right to (1) request the removal from the Board of the Sponsor Director whom it had originally nominated to the Board and (2) appoint or nominate for election to the Board a Director to fill the vacancy of such removal or any other vacancies created by reason of death or resignation of any then-serving Sponsor Director whom it had originally nominated to the Board. The Parties shall take all Necessary Action to cause (1) the removal of any such Sponsor Director from the Board, and (2) any such vacancy to be filled by a replacement Sponsor Director nominated by the Sponsor, in each case, as promptly as reasonably practicable.

Section 2.7    Board Meeting Expenses. The Company shall pay all reasonable and documented out-of-pocket costs and expenses (including travel and lodging) incurred by each Director nominated pursuant to this Agreement in the course of, and in connection with, his or her service as a Director, including in connection with attending regular and special meetings of the Board, any board of directors or board of managers of any of the Company’s Subsidiaries or any of their respective committees.

Section 2.8    Director Indemnification. As promptly as reasonably practicable following the Effective Date, and from time to time, the Company shall enter into an indemnification agreement in form and substance reasonably satisfactory to the Parties hereto with each Founders Director, each Growth Investors Director and the Sponsor Director, indemnifying and holding harmless each such Director and his/her alternate, to the fullest extent permissible by law, from and against all liabilities, damages, actions, suits, proceedings, claims, costs, charges and expenses suffered or incurred by or brought or made against such Directors or his/her alternate as a result of any act, matter or thing done or omitted to be done by him/her in good faith in the course of acting as a Director or alternate Director, as applicable, of the Company or any Subsidiary of the Company. Such indemnification agreements shall reflect that (a) the Company is the indemnitor of first resort (i.e., the Company’s obligations to the Directors are primary, and any obligation of the Directors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by any Director are secondary), (b) the Company shall be required to advance the full amount of expenses incurred by each Director and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement, any other agreement between the Company and the Directors or the Organizational Documents of the Company and (c) the Company hereby irrevocably waives, relinquishes and releases each of the Directors from any and all claims against any of the Directors for contribution, subrogation or any other recovery of any kind in respect thereof.

Section 2.9    D&O Insurance. The Company shall (a) purchase directors’ and officers’ liability insurance from time to time in an amount determined by the Board to be reasonable and customary and (b) for so long as a Director nominated pursuant to this Agreement serves as a Director of the Company, maintain such coverage with respect to such Director and shall use commercially reasonable efforts to extend such coverage for a period of not less than six (6) years from any removal or resignation of such Director, in respect of any act or omission occurring at or prior to such event.

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Section 2.10    Controlled Company Exception. At all times at which the Company is Controlled Company Eligible and for so long as requested by the Founders, the Company shall take all Necessary Action to avail itself of all “controlled company” exemptions to the rules of Nasdaq or any other exchange on which the Shares are then listed and shall comply with all requirements under Law and all disclosure requirements to take such actions.

Section 2.11    Foreign Private Issuer Exception. At all times at which the Company is eligible to qualify as a “foreign private issuer” (as defined in Rule 3b-4 of the Exchange Act) and for so long as requested by the Founders, the Company shall take all Necessary Action to avail itself of all “foreign private issuer” exemptions to the rules of Nasdaq or any other exchange on which the Shares are then listed and shall comply with all requirements under Law and all disclosure requirements to take such actions

Section 2.12    Sharing of Information. Each of the Company, the Founders, the Growth Investors and the Sponsor agree and acknowledge that the Founders Directors, the Growth Investors Directors and the Sponsor Director may share, on a need-to-know basis, confidential, non-public information about the Company and its Subsidiaries with the Founders, Crescera, Inovabra, the Sponsor, and their Representatives, respectively.

ARTICLE III

CERTAIN COVENANTS

Section 3.1    Corporate Opportunities.

(a)    From and after the Effective Date and for so long as any of the Founders Directors, the Sponsor Director, the Crescera Director or the Inovabra Director continue to serve on the Board, (i) the Board will renounce to the fullest extent permitted by Law any interest or expectancy of the Company in, or in being communicated about, presented with or offered an opportunity to participate in, any corporate opportunities of the Company or its Subsidiaries that are presented to any such Director or any directors, officers or employees of the Founders Group, the Sponsor Group, the Crescera Group or the Inovabra Group, as the case may be; and (ii) in the event that any such Director or any director, officer or employee of the Founders Group, the Sponsor Group, the Crescera Group or the Inovabra Group acquires knowledge of a corporate opportunity for itself, herself or himself and the Company or any of its Affiliates, such Director shall, to the fullest extent permitted by Law, have no duty (fiduciary, contractual or otherwise) to communicate, present or offer such transaction or other business opportunity or matter to the Company or any of its Affiliates or shareholders and, to the fullest extent permitted by Law, shall not be liable to the Company or its shareholders or to any Affiliate of the Company for breach of any duty (fiduciary, contractual or otherwise) as a shareholder, director or officer of the Company solely by reason of the fact that such Director pursues or acquires such corporate opportunity for itself, herself or himself, or offers or directs such corporate opportunity to another Person (including, without limitation, any member of the Founders Group) or does not present such opportunity to the Company or any of its Affiliates or shareholders.

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(b)    For the purposes of this Section 3.1, “corporate opportunities” shall include, but not be limited to, business opportunities which the Company and its Subsidiaries are financially able to undertake, which are, from their nature, in the line of data analytics and artificial intelligence, are of practical advantage to it and are ones in which the Company and its Subsidiaries would have an interest or a reasonable expectancy, and in which, by embracing the opportunities or allowing such opportunities to be embraced by the relevant Party or its respective directors, officers or employees, the self-interest of the such relevant Party or any of its directors, officers or employees will or could be brought into conflict with that of the Company and its Subsidiaries.

Section 3.2    No Share Transfer Restrictions. Except as otherwise contemplated by the Transaction Agreements and the Company’s Organizational Documents, the Company will not, without the prior written consent of the Founders and the Growth Investors, take, or cause to be taken, directly or indirectly, any action, including making or failing to make any election under the Law of any state, which has the effect, directly or indirectly, of restricting or limiting the ability of the Founders or the Growth Investors to freely Transfer their Shares in accordance with applicable Laws or would restrict or limit the rights of any transferee of the Founders or the Growth Investors (as applicable) as a holder of Shares. Without limiting the generality of the foregoing, other than to ensure compliance with applicable Laws, the Company will not, without the prior written consent of the Founders and the Growth Investors, take any action, or take any action to recommend to its shareholders any action, which would among other things, limit the legal rights of, or deny any benefit to, the Founders or the Growth Investors as Company shareholders either (a) solely as a result of the amount of Shares owned by the Founders or the Growth Investors or (b) in a manner not applicable to the Company shareholders generally.

ARTICLE IV

DISCLOSURE; ACCESS TO INFORMATION

Section 4.1    Disclosure and Financial Information(a) . Except as otherwise contemplated by the Transaction Agreements and the Company’s Organizational Documents, for so long as the Founders Group hold a number of Shares representing at least seven and one-half percent (7.5%) of the Shares then issued and outstanding, no (a) reports, notices and proxy (or equivalent thereof) and information statements to be sent or made available by the Company or its Subsidiaries to its or their respective security holders and (b) registration statements and prospectuses to be filed by the Company or its Subsidiaries with the Commission or any securities exchange pursuant to the listed company manual (or similar requirements) of such exchange (collectively, the documents identified in clauses (a) and (b) are referred to in this Agreement as “Company Public Documents”) or any other document which refers to, or contains information not previously publicly disclosed with respect to the direct ownership of the Company by the Founders will be filed with the Commission or otherwise made public by the Company or its Subsidiaries without the prior written consent of the Founders other than to ensure compliance with applicable Laws.

Section 4.2    Access to Information.

(a)    For so long as (i) the Founders Group holds a number of Shares representing at least five percent (5%) of the Shares then issued and outstanding, (ii) the Crescera Group holds a number of Shares representing at least five percent (5%) of the Shares then issued and

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outstanding, or (iii) the Inovabra Group holds a number of Shares representing at least five percent (5%) of the Shares then issued and outstanding and, in each case, no Director appointed by such Group who does not meet the Independent Requirements is then serving on the Board:

(i)    the Company shall permit, unless prohibited by applicable Law, the Party whose Group holds at least five percent (5%) of the Shares then issued and outstanding, at reasonable times and upon reasonable notice to (i) visit and inspect any of the properties of the Company and its Subsidiaries, (ii) examine the corporate and financial records of the Company and its Subsidiaries and make copies thereof or extracts therefrom, and (iii) discuss the affairs, finances and accounts of any such Persons with the Directors, officers, key employees and independent accountants of the Company and its Subsidiaries.

(ii)    the Company shall, and shall cause its Subsidiaries to, provide the Party whose Group holds at least five percent (5%) of the Shares then issued and outstanding, in addition to other information that might be reasonably requested by written inquiry by such Party, from time to time (i) to the extent otherwise prepared by the Company, operating and capital expenditure budgets and periodic information packages relating to the operations and cash flows of the Company and its Subsidiaries, (ii) access to the executive officers of the Company from time to time at reasonable times and upon reasonable notice to discuss the Company’s annual business plan and operating budget, and (iii) updates with respect to, and access to other information regarding, progress on the Company’s projects and related technology development roadmap.

(b)    For so long as (i) the Founders Group holds a number of Shares representing at least five percent (5%) of the Shares then issued and outstanding, (ii) the Crescera Group holds a number of Shares representing at least five percent (5%) of the Shares then issued and outstanding, or (iii) the Inovabra Group holds a number of Shares representing at least five percent (5%) of the Shares then issued and outstanding:

(i)    the Company, upon the reasonable request of each such Party whose Group holds at least five percent (5%) of the Shares then issued and outstanding, shall make available to such requesting Party all information, records and documents in its possession that may be relevant to any tax return, audit, examination, proceeding or determination with respect to taxes of the Company or any of its Subsidiaries or any member of of such Party’s Group, as the case may be; and

(ii)    each such Party, upon the reasonable request of the Company, shall make available to the Company all information, records and documents in the possession of such Party’s Group that may be relevant to any tax return, audit, examination, proceeding or determination with respect to taxes of the Company or any of its Subsidiaries.

Section 4.3    Confidentiality.

(a)    The Founders, Crescera, Inovabra and the Sponsor shall not, and shall cause each member of the Founders Group, the Crescera Group, the Inovabra Group and the Sponsor Group not to, disclose any confidential non-public information provided to the Founders Group,

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the Crescera Group, the Inovabra Group and the Sponsor Group, or to any Founders Director, the Crescera Director, the Inovabra Director and the Sponsor Director, respectively, in each case, pursuant to the terms of this Agreement, to any Person outside of the Founders Group, the Crescera Group, the Inovabra Group and the Sponsor Group, respectively.

(b)    Notwithstanding the foregoing, any member of the Founders Group, the Crescera Group, the Inovabra Group and the Sponsor Group shall be permitted to disclose such information to its directors, officers or employees, and any other member of the Founders Group, the Crescera Group, the Inovabra Group and the Sponsor Group and any Founders Director, the Crescera Director, the Inovabra Director and Sponsor Director shall be permitted to disclose any such information to their respective attorneys, accountants, consultants, advisors and other representatives if such Persons have a need to know such information in order to perform their duties and/or properly advise any member of the Founders Group, the Crescera Group, the Inovabra Group and the Sponsor Group, and are bound by an obligation to maintain confidentiality with respect to such information.

(c)    Any member of the Founders Group, the Crescera Group, the Inovabra Group and the Sponsor Group shall be permitted to disclose any confidential non-public information to any Person outside of the Founders Group, the Crescera Group, the Inovabra Group and the Sponsor Group, respectively, (a) to the extent required (i) to comply with applicable Laws or stock exchange regulations, including in connection with the filing of financial or other reports required to be filed with any Governmental Authority or stock exchange, or (ii) by any subpoena, investigative demand, audit or similar process of any Governmental Authority, (b) in connection with any financing or capital raising transaction by any such member, subject to the execution of one or more customary confidentiality agreements with potential lenders or initial purchasers, or (c) subject to the execution of one or more customary confidentiality agreements, in connection with any transaction involving the direct or indirect sale or other disposition of Shares by any member of the Founders Group, the Crescera Group, the Inovabra Group and the Sponsor Group, as applicable.

ARTICLE V

EFFECTIVENESS

Section 5.1    Condition to Effectiveness. This Agreement is being executed on the date hereof and shall automatically become effective upon, but only upon, the consummation of the transactions contemplated by the Business Combination Agreement and the Business Combination (such date, the “Effective Date”). If the Business Combination Agreement is terminated pursuant to its terms, this Agreement shall be void and of no further force or effect. For the avoidance of doubt, the Parties hereby acknowledge that any shareholders agreement relating to Semantix in effect prior to the Effective Date shall be terminated and be with no force or effect as from the Effective Date.

ARTICLE VI

TERMINATION

Section 6.1    Term. The terms of this Agreement shall terminate, and be of no further force and effect:

(a)    upon the written mutual agreement of all of the parties hereto and on the date specified in such agreement;

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(b)    with respect to (i) the Founders, if the Founders Group holds a number of Shares representing less than five percent (5%) of all Shares then issued and outstanding; (ii) Crescera, if the Crescera Group holds a number of Shares representing less than five percent (5%) of all Shares then issued and outstanding; (iii) Inovabra, if the Inovabra Group holds a number of Shares representing less than five percent (5%) of all Shares then issued and outstanding; and (iv) the Sponsor, the earlier of (x) three (3) years as from the Effective Date or (y) the date on which the Sponsor no longer holds any Shares; provided, in each of the foregoing cases, that:

(i)    such Party shall remain bound by the surviving provisions set forth in Section 6.2; and

(ii)    if following such termination with respect to one or more Parties, there still remain two or more Parties bound by the provisions of this Agreement (in addition to the surviving provisions set forth in Section 6.2), this Agreement shall continue in full force and effect as between such remaining Parties.

(c)    if the Founders Group, the Crescera Group and the Inovabra Group collectively hold a number of Shares representing less than forty percent (40%) of the Shares then issued and outstanding; or

(d)    upon the death or Permanent Disability of Leonardo Santos.

Section 6.2    Survival. If this Agreement is terminated pursuant to Section 6.1, this Agreement shall become void and of no further force and effect, except for: (i) the provisions set forth in this Section 6.2, Section 2.1(b), Section 2.2(b), Section 2.6, Section 2.7, Section 2.12, Section 3.1, Section 4.3 (which shall survive for one (1) year after the termination of this Agreement) and Article VI, and (ii) the rights with respect to the breach of any provision hereof by the Company.

Section 6.3    Consequences of Termination. Upon the termination of this Agreement, no Party shall have any claim against any other Party under this Agreement, except for any claim arising from any breaches by such other Party of:

(a)    this Agreement on or prior to such termination; or

(b)    the surviving provisions set forth in Section 6.2 after such termination.

ARTICLE VII

MISCELLANEOUS

Section 7.1    Amendment and Waiver. This Agreement may be amended by the Company, the Founders and the Growth Investors at any time by execution of an instrument in writing signed on behalf of each of the Company, the Founders and the Growth Investors. In addition, any proposed amendment to Sections 2.1, Section 2.2(c), Section 2.3 (solely as it relates to the Sponsor Group), Section 2.5 (solely as it relates to the Sponsor Group), Section 2.6(b),

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Section 2.8, 2.12 or 4.3 (solely as it relates to the Sponsor Group), Section 6.1, this Article VII or any definitions to the extent used therein (including the definition of “Sponsor”, “Sponsor Director”, “Sponsor Group”, the final sentence of the definition of “Affiliate” and the proviso to the definition of “Necessary Action”) shall also require the written consent of the Sponsor (unless, for the avoidance of doubt, if this Agreement is terminated with respect to the Sponsor pursuant to Section 6.1(b) above).

Section 7.2    Severability. The Parties acknowledge that the rights and obligations provided for in this Agreement are subject to the applicable provisions of applicable Laws and stock exchange regulations. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future applicable Law: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance here from; and (d) in lieu of such illegal, invalid or unenforceable provision, the Parties agree to cooperate to effect an amendment pursuant to Section 7.1 in order to cure the illegality, invalidity or unenforceability of such provision to effect the terms of such illegal, invalid or unenforceable provision as may be possible.

Section 7.3    Entire Agreement. Except as otherwise expressly set forth herein, this Agreement and the documents referenced herein and therein embody the complete agreement and understanding among the Parties with respect to the subject matter hereof and supersede and preempt any prior understandings, agreements or representations by or among the Parties, written or oral, which may have related to the subject matter hereof in any way.

Section 7.4    Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns and transferees. Neither this Agreement nor any rights, interests or obligations that may accrue to the Parties hereunder may be transferred or assigned by any Party without the prior written consent of the other Parties hereto and any attempted assignment without such consent shall be null and void and of no effect; provided that each Founder, each Growth Investor and the Sponsor may assign any and all of their respective rights under this Agreement, together with Transferring their respective Shares, to any member of its respective Group (each, a “Transferee”). A Founder, a Growth Investor or the Sponsor (as applicable) shall give written notice to the Company of its transfer of rights under this Section 7.4 no later than five (5) Business Days after such Person enters into a binding agreement for such transfer of rights. Such notice shall state the name and address of the Transferee and identify the amount of Shares transferred and the scope of rights being transferred under this Section 7.4. In connection with any such transfer, the term “Founders”, “Growth Investors” or “Sponsor” as used in this Agreement shall, where appropriate to give effect to the assignment of rights and obligations hereunder to such Transferee, be deemed to refer to such Transferee. A Founder, a Growth Investor or the Sponsor (as applicable) and any Transferee may exercise the rights under this Agreement in such priority, as among themselves, as they shall agree upon among themselves, and the Company shall observe any such agreement of which it shall have notice as provided above. A Founder, a Growth Investor or the Sponsor (as applicable) shall cause Transferee to execute and deliver to the Company a joinder agreement in form and substance of Exhibit A attached hereto and agree to be bound by the terms and conditions of this Agreement.

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Section 7.5    Applicability of Rights in the Event of an Acquisition of the Company. In the event the Company merges into, consolidates, sells substantially all of its assets to or otherwise becomes an Affiliate of a Person (other than the Founders or the Growth Investors (as applicable)), pursuant to a transaction or series of related transactions in which any member of the Founders Group, the Crescera Group, the Inovabra Group or the Sponsor Group (as applicable) receives equity securities of such Person (or of any Affiliate of such Person) in exchange for Shares held by any member of the Founders Group, the Crescera Group, the Inovabra Group or the Sponsor Group (as applicable), all of the rights of the Founders, the Growth Investors and the Sponsor set forth in this Agreement shall continue in full force and effect and shall apply to the Person the equity securities of which are received by the Founders, the Growth Investors and the Sponsor pursuant to such transaction or series of related transactions. The Company agrees that, without the consent of the Founders, it will not enter into any Contract which will have the effect set forth in the first clause of the preceding sentence, unless such Person agrees to be bound by the foregoing provision.

Section 7.6    Counterparts. This Agreement may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

Section 7.7    Remedies. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that a party hereto shall have the right to injunctive relief or specific performance, in addition to all of its rights and remedies at law or in equity, to enforce the provisions of this Agreement. Nothing contained in this Agreement shall be construed to confer upon any Person who is not a signatory hereto any rights or benefits, as a third party beneficiary or otherwise.

Section 7.8    Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date delivered if delivered personally; (b) one (1) Business Day after being sent by an internationally recognized overnight courier guaranteeing overnight delivery; (c) on the date of transmission, if delivered by email, with confirmation of transmission; or (d) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

(a)    if to the Company, to:

Semantix Tecnologia em Sistema de Informação S.A.

Av. Eusébio Matoso, 1.375, 10º andar

São Paulo, São Paulo, Brazil, ZIP05423-180

Attention:     Depto. Jurídico

Email: juridico@semantix.com.br

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with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, New York 10001

Attention: Filipe Areno

Email: filipe.areno@skadden.com

(b)    if to the Founders, to:

Rua Treze de Maio, n° 1203, Apartamento 802

São Paulo, São Paulo, Brazil, ZIP 01327-001

Attention: Leonardo Augusto Oliveira Dias

Email:     loliveira@semantix.com.br

(c)    if to Crescera, to:

Crescera Growth Capital Ltda.

Rua Anibal de Medonça, nº 27, 2º andar

Rio de Janeiro, Rio de Janeiro, Brazil, ZIP 22410-050

Attention:       Jaime Cardoso Danvila; Priscila Pereira Rodrigues

Email:             jaime.cardoso@crescera.com

                         priscila.rodrigues@crescera.com

(d)    if to Inovabra, to:

2B Capital S.A.

Avenida Presidente Juscelino Kubitschek, 1309, 10º andar

São Paulo, São Paulo, Brazil, ZIP: 04543-011

Attention:       Rafael Padilha; Leandro Kakumu Kayano

Email:             rafael.padilha@bradescobbi.com.br;

                         lkayano@2bcapital.com.br

(e)    if to Sponsor, to:

Alpha Capital Acquisition Company

1230 Avenue of the Americas, 16th Floor

New York, NY 10020

Attention:      Alec Oxenford

Email:            alec@alpha-capital.io

with a copy to (which shall not constitute notice):

Davis Polk & Wardwell, LLP

450 Lexington Avenue

New York, NY 10017

Attention:      Daniel Brass

                      Derek Dostal

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Email:           daniel.brass@davispolk.com

                       derek.dostal@davispolk.com

or to such other address or to the attention of such Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth in this Section 7.8 is used, the earliest notice date established as set forth in this Section 7.8 shall control.

Section 7.9    Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 7.10    Jurisdiction; WAIVER OF JURY TRIAL.

(a)    Any proceeding or Action based upon, arising out of or related to this Agreement must be brought in the Delaware Court of Chancery or, in the event (but only in the event) that the Delaware Court of Chancery does not have subject matter jurisdiction over such legal action or proceeding, the United States District Court for the District of Delaware or, in the event (but only in the event) that such United States District Court for the District of Delaware also does not have subject matter jurisdiction over such legal action or proceeding, any Delaware state court sitting in New Castle County, in connection with any matter based upon or arising out of this Agreement or the actions of the parties hereof, and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 7.10.

(b)    EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE SERVICES CONTEMPLATED HEREBY.

Section 7.11    Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

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Section 7.12    Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)    when a reference is made in this Agreement to an Article or Section, such reference is to an Article or Section of this Agreement;

(b)    the headings preceding the text of Articles and Sections included herein are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)    whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d)    the word “or” is not exclusive and is deemed to have the meaning “and/or”;

(e)    the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(f)    all terms defined in this Agreement have the defined meanings when used in any certificate or other document delivered or made available pursuant hereto, unless otherwise defined therein;

(g)    where used with respect to information, the phrases “delivered” or “made available” shall mean that the information referred to has been physically or electronically delivered to the relevant Party or a Representative designated by such Party in writing as acceptable to receive such information on behalf of such Party;

(h)    references to “day” or “days” are to calendar days;

(i)    the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(j)    references to a Person are also to its successors and permitted assigns; and

(k)    when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is not a Business Day, the period in question shall, if applicable, end on the next succeeding Business Day.

Section 7.13    Actions in Other Capacities. Nothing in this Agreement shall limit, restrict or otherwise affect any actions taken by a Founder in its capacity as a shareholder of the Company or indirect shareholder of any of its Subsidiaries or Affiliates.

Section 7.14    No Joint and Several Liability. Notwithstanding any other provision of this Agreement, (i) all representations, warranties, covenants and obligations of each Founder or Growth Investor (as applicable) are several and not joint, and in no event shall a Founder or Growth Investor (as applicable) have any responsibility or liability with respect to the

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acts or omissions of the other Founders or Growth Investor (as applicable), (ii) all rights of each Founder or Growth Investor (as applicable) are several and not joint, and in no event shall a Founder or Growth Investor (as applicable) have any interest with respect to a right or property of the other Founders or Growth Investor (as applicable), and (iii) any liability pursuant to this Agreement that has to be allocated between the Founder or Growth Investor (as applicable) shall be allocated to each Founder or Growth Investor (as applicable) pro rata based on the percentage of the equity ownership of each Founder or Growth Investor (as applicable) in the Company.

Section 7.15    Founders Group Representative. Each of DDT Investments Ltd., Cumorah Group Ltd. and ETZ Chaim Investments Ltd. hereby irrevocably and unconditionally authorizes and appoints Leonardo Santos as representative of the Founders Group for all purposes of this Agreement. Any action taken or any exercise of powers under this Agreement by Leonardo Santos shall be binding on each other Founder for purposes thereof, shall be deemed to be taken or exercised by each other Founder, and the Company and each other party hereto shall be entitled to assume that any action taken by Leonardo Santos for purposes of this Agreement is binding on all of the Founders, and the parties hereto shall be entitled to rely on the same without being required to make further enquiries in respect thereof. Each of DDT Investments Ltd., Cumorah Group Ltd. and ETZ Chaim Investments Ltd. hereby irrevocably and unconditionally releases and waives any and all claims and demands of any kind whatsoever (whether existing now or in the future, including with respect to contingent liabilities), such Founder may have against Leonardo Santos in relation to the performance (or non-performance) of any of the rights and duties of his duties as representative of each other Founder pursuant to this Section 7.15, except in the case of fraud or willful misconduct by Leonardo Santos.

[The remainder of this page is intentionally left blank. Signature pages follow.]

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IN WITNESS WHEREOF, the Parties have executed this Shareholders Agreement on the day and year first above written.

ALPHA CAPITAL HOLDCO COMPANY

Name: Rafael Steinhauser
Title: Authorized Signatory

DDT INVESTMENTS LTD.

Name: Leonardo Dos Santos Poça D´Água Title: Authorized Signatory

CUMORAH Group Ltd.,

Name: Leandro Dos Santos Poça D´Água
Title: Authorized Signatory

ETZ CHAIM INVESTMENTS LTD.

Name: Leonardo Augusto Oliveira Dias Title: Authorized Signatory

CRESCERA GROWTH CAPITAL MASTER FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA

Crescera Growth Capital Ltda. Name: Jaime Cardoso Danvila
Title: Director

[Signature Page to Shareholders Agreement]

CRESCERA GROWTH CAPITAL MASTER FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA

Crescera Growth Capital Ltda. Name: Priscila Pereira Rodrigues
Title: Director

FUNDO DE INVESTIMENTO EM PARTIPAÇÕES INOVABRA I – INVESTIMENTO NO EXTERIOR

2B Capital S.A. Name: Manuel Maria Pulido Garcia Ferrao de Sousa
Title: Executive Principal

FUNDO DE INVESTIMENTO EM PARTIPAÇÕES INOVABRA I – INVESTIMENTO NO EXTERIOR

2B Capital S.A. Name: Leandro Kakumu Kayano
Title: Principal

ALPHA CAPITAL SPONSOR LLC

Name: Rafael Steinhauser
Title: Manager

[Signature Page to Shareholders Agreement]

Exhibit A

Form of Joinder Agreement

This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Shareholders Agreement dated as of November [●], 2021 (as the same may be amended from time to time, the “Shareholders Agreement”) among Alpha Capital Holdco Company, an exempted company incorporated with limited liability in the Cayman Islands (the “Company”), DDT Investments Ltd., a BVI business company incorporated in the British Virgin Islands, Cumorah Group Ltd., a BVI business company incorporated in the British Virgin Islands, ETZ Chaim Investments Ltd., a BVI business company incorporated in the British Virgin Islands (together with DDT Investments Ltd. and Cumorah Group Ltd., the “Founders”), Crescera Growth Capital Master Fundo de Investimento em Participações Multiestratégia, an investment fund organized under the laws of the Federative Republic of Brazil (“Crescera”), Fundo de Investimento em Partipações Inovabra I – Investimento no Exterior, an investment fund organized under the laws of the Federative Republic of Brazil (“Inovabra” and, together with Crescera, the “Growth Investors”), and Alpha Capital Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor” and, together with Company, the Founders and the Growth Investors, the “Parties”, and each a “Party”).

Capitalized terms used, but not defined, herein shall have the meaning ascribed to such terms in the Shareholders Agreement.

The Joining Party hereby acknowledges and agrees that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party under the Shareholders Agreement as of the date hereof and shall have all of the rights and obligations of the shareholder from whom it has acquired Shares (to the extent permitted by the Shareholders Agreement) as if it had executed the Shareholders Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Shareholders Agreement.

[signature page follows]

IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement as of the date written below.

Date: _________________, 20[ ]
[NAME OF JOINING PARTY]
By:
Name:
Title:

Address for Notices:

AGREED ON THIS [ ] day of [ ], 20[ ]:
By:
Name:
Title:

Exhibit 10.7

EXECUTION VERSION

EXCHANGE AGREEMENT

THIS EXCHANGE AGREEMENT (this “Agreement”) is made and entered into as of November 17, 2021 (the “Effective Date”) by and among Alpha Capital Holdco Company, an exempted company incorporated with limited liability in the Cayman Islands (“New PubCo”), Semantix Tecnologia em Sistema de Informação S.A., a sociedade anônima organized under the laws of Brazil (the “Company”), Alpha Capital Acquisition Company, an exempted company incorporated with limited liability in the Cayman Islands (“SPAC”) and each of the undersigned parties listed on Schedule A hereto as the holder of Equity Interests (as defined below) (each such party, an “Equity Holder” and collectively, “Equity Holders”), and, as intervening parties, each of the undersigned parties listed on Schedule A hereto as the holder of Options (as defined below) (each such party, an “Optionee” and collectively, “Optionees”). Each of New Pubco, the Company, SPAC and the Equity Holders will individually be referred to herein as a “Party” and, collectively, as the “Parties”.

WHEREAS, each Equity Holder is the legal and beneficial owners of the shares of common or preferred stock of the Company listed next to its name on Schedule A (the “Equity Interests”), collectively with the Options representing 100% (one hundred percent) of the Company’s capital stock on a fully diluted basis;

WHEREAS, prior to the execution of this Agreement, the Company and certain other parties entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”; capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement);

WHEREAS, each Optionee is the legal and beneficial owner of the outstanding options listed next to its name on Schedule A (the “Options”) under the Company’s Share Plan, which are or may become vested before the closing of the Transaction set forth in the Business Combination Agreement, collectively representing 100% (one hundred percent) of the Company’s issued and outstanding options or other share-based compensation instruments;

WHEREAS, the execution and delivery of this Agreement by each Equity Holder and each Optionee is a condition to the obligations of New Pubco and SPAC to consummate the transactions contemplated by the Business Combination Agreement pursuant to the terms thereof;

WHEREAS, in consideration for the benefits to be received directly or indirectly by the Equity Holder and the Optionee in connection with the transactions contemplated by the Business Combination Agreement and as a material inducement to SPAC and New PubCo agreeing to enter into and consummate the transactions contemplated by the Business Combination Agreement, each Equity Holder agrees to enter into this Agreement and to be bound by the agreements, covenants and obligations contained in this Agreement; and

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Company and each Equity Holder agree as follows:

ARTICLE I

OBLIGATIONS

1.1.     Newco Formation. As soon as practicable after the date hereof and in any event prior to the First Effective Time (as defined in the Business Combination Agreement), each Equity Holder shall take, or cause to be taken, any and all actions necessary to form an exempted company incorporated with limited liability in the Cayman Islands (“Newco”), the sole shareholders of which shall be the Equity Holders in the proportions set forth next to each Equity Holder’s name on Schedule B.

1.2.     Newco Joinder. Promptly after the formation of Newco pursuant to the immediately preceding Section 1.1 and in any event prior to the First Effective Time, each Equity Holder shall take, or cause to be taken, any and all action necessary for Newco to become a party to the Business Combination Agreement and this Agreement by executing and delivering the Newco Joinder.

1.3.     Contribution.

a)

Each Equity Holder shall, prior to the First Effective Time (and in any event at or prior to the times required under the Business Combination Agreement), contribute, assign, transfer, convey and deliver to Newco all of such Equity Holder’s right, title and interest in and to the Equity Interests set forth next to its name on Schedule A, free and clear of any mortgage, pledge, security interest, conditional sale or other title retention agreement, encumbrance, lien, easement, option, debt, charge, claim or restriction of any kind except as disclosed on Schedule A, directly or indirectly, (the “Contribution”) and, in exchange for the Contribution, each Equity Holder, or its respective wholly owned subsidiary in case the Contribution is delivered indirectly, shall receive the ordinary shares of Newco (“Shares”), at the exchange ratio 1:1 (one stock issued by the Company per one single class ordinary Share), as set forth next to its name on Schedule B. At completion of the Contribution in accordance with the terms hereof, Newco shall deliver to each Equity Holder a copy of the register of members of Newco showing each Equity Holder as the registered holder of the Shares set forth opposite the name of such Equity Holder on Schedule B.

b)

Each Equity Holder hereby agrees to execute and deliver all agreements, documents or instruments, take, or cause to be taken, all actions and provide, or cause to be provided, all additional information or other materials as may be necessary or advisable, in each case, as reasonably determined by the Company or as required by applicable Law, in connection with, or otherwise in furtherance of, the Contribution, including without limitation (i) the execution of the instrument of transfer of each Equity Holder’s right, title and interest to Newco at the Company’s Share Transfer Book (Livro de Transferência de Ações); and (ii) the performance of the applicable foreign exchange transactions required for the Contribution and payment of the IOF/FX tax due. Without limiting the foregoing, at completion of the Contribution in accordance with the terms hereof, the Company shall deliver to Newco, with a copy to SPAC, a copy of the local corporate documents of the Company showing Newco as the registered holder of the Equity Interests, including without limitation (i) the annotation of the transfer of each Equity Holder’s right, title and interest in and to the Equity Interests in the Company’s Share Registry Book (Livro de Registro de Ações Nominativas), and the Company’s Share Transfer Books (Livro de Transferência de Ações); and (ii) the report of the Company’s registries at the RDE-IED (Brazilian Central Bank registration for foreign investments), updated upon Contribution to reflect the change of Equity Holder.

c)

Upon the Contribution, each Equity Holder shall cease to have any rights with respect to the Equity Interests, except the right to receive, hold and have title to the Shares as provided herein. All Shares to be issued in exchange for Equity Interests shall be free and clear of any mortgage, pledge, security interest, conditional sale or other title retention agreement, encumbrance, lien, easement, option, debt, charge, claim or restriction of any kind and shall be deemed to have been issued in full satisfaction of all rights pertaining to the Equity Interests.

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d)

For the avoidance of doubt, in the event of any equity dividend or distribution, or any change in the equity interests of the Company or Newco by reason of any equity dividend or distribution, equity split, reverse stock-split, consolidation of shares, recapitalization, combination, conversion, exchange of equity interests or the like (including the transactions contemplated by the Pre-Closing Exchange), the term “Equity Interests” shall be deemed to refer to and include the Equity Interests as well as all such equity dividends and distributions and any securities into which or for which any or all of the Equity Interests may be changed or exchanged or which are received in such transaction (including the Shares received as result of the consummation of the Contribution pursuant to this Agreement).

1.4.    Proxy.

a)

Without limiting any other rights or remedies of the Company, for all purposes of this Agreement, each Equity Holder hereby appoints the Company, and any of its designees, and each of them individually, as its proxies, agents and attorneys-in-fact, with full power of substitution and resubstitution, to the sign the applicable foreign exchange transactions required for the Contribution and to vote or act by written consent during the term of this Agreement with respect to the matters set forth herein in the name and in the stead of such Equity Holder, including to attend on behalf of such Equity Holder any meeting of the Equity Holders with respect to this Agreement, to include the Equity Interests in any computation for purposes of establishing a quorum at any such meeting of the Equity Holders, to vote (or cause to be voted, as applicable) the Equity Interests or consent or approve (or withhold consent or approval, as applicable) with respect to any of the Corporate Approvals in connection with any meeting of the Equity Holders, any action by written consent or any other approval by the Equity Holders. For this purpose, each Equity Holder hereby also grants to the Company a power of attorney in the form of Schedule C. This proxy and power of attorney is given to secure the performance of the duties of the Equity Holder under this Agreement. Each Equity Holder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy.

b)

This proxy and power of attorney is hereby granted by Equity Holder pursuant to the terms of articles 653 and 685 of the Brazilian Civil Code (Law no. 10,406/2002) and shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy, is granted in consideration for the Company entering into the Business Combination Agreement and agreeing to consummate the transactions contemplated thereby and shall revoke any and all prior proxies granted by Equity Holder with respect to the Equity Interests. The power of attorney granted by Equity Holder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of Equity Holder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.

c)

The Company agrees, pursuant to the powers of attorney granted to the Company pursuant to this Agreement, in connection with and to facilitate the consummation of the Pre-Closing Exchange, to the extent necessary or advisable, to make, execute, acknowledge and deliver all such other agreements, documents and instruments necessary or advisable to consummate the Pre-Closing Exchange and, in general, to do any and all things and to take any and all actions necessary or advisable in connection with or to carry out the Pre-Closing Exchange on behalf of the Equity Holders, in each case subject to the terms and conditions of the Business Combination Agreement.

d)

Notwithstanding anything in this Agreement to the contrary, none of the provisions of this Section 1.4 shall apply to Crescera Growth Capital Master Fundo de Investimento em Participação - Multiestratégia or to Fundo de Investimento em Participações Multiestratégia Inovabrá I – Investimento no Exterior (collectively, the “Growth Investors”), each in their capacity as Equity Holder, and that no such proxy and power of attorney shall be granted hereunder by any of the Growth Investors in favor of the Company.

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1.5.    Further Assurances. During the term of this Agreement, each Equity Holder and Optionee agrees that it shall not take any action that would reasonably be expected to prevent, impede, interfere with or adversely affect any Equity Holder’s and/or the Company’s ability to perform its obligations under this Agreement, except as expressly contemplated by this Agreement. Each Equity Holder hereby agrees to promptly execute and deliver all additional agreements, documents or instruments, take, or cause to be taken, all actions and provide, or cause to be provided, all additional information or other materials as may be necessary or advisable in connection with, or otherwise in furtherance of, the transactions contemplated by the Business Combination Agreement or this Agreement.

1.6.    Termination of Shareholders’ Agreement. Despite the completion of the Contribution set forth in this Agreement, the Company’s shareholders’ agreement currently in place shall remain in full force, mutatis mutandi, until the Closing is consummated. For purposes of clarification, until the Closing is consummated and after the Contribution, the terms and conditions of the Shareholder’s Agreements will be performed by and applicable to the Newco that succeeded the Equity Holder due to the Contribution.

1.7.    Transfers of Equity Interests Prior to Closing. Except as expressly contemplated by the Business Combination Agreement or this Agreement or with the prior written consent of SPAC (such consent to be given or withheld in its sole discretion), from and after the date hereof until the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, each Equity Holder agrees not to (a) Transfer any of the Equity Interests, (b) enter into any option, warrant, purchase right or other contract that could (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require the Equity Holder to Transfer any of the Equity Interests, or (c) take any actions in furtherance of any of the matters described in the foregoing clauses (a) or (b). Notwithstanding the foregoing or anything to the contrary herein, the foregoing restrictions shall not prohibit a Transfer (i) if such Equity Holder is not an individual or a trust, to any of its Affiliates, or (ii) if such Equity Holder is an individual or a trust, (A) by virtue of laws of descent and distribution upon death of the individual, (B) pursuant to a qualified domestic relations order or (C) to any member of such Equity Holder’s immediate family or any trust for the direct or indirect benefit of such Equity Holder or the immediate family of such Equity Holder; provided, however, that (x) such Equity Holder shall, and shall cause any such transferee of his, her or its Equity Interests, to enter into a written agreement, in form and substance reasonably satisfactory to SPAC, agreeing to be bound by this Agreement (including, for the avoidance of doubt, all of the covenants, agreements and obligations of such Equity Holder hereunder and which agreement will include, for the avoidance of doubt, the making of all of the representations and warranties of such Equity Holder set forth in Article II with respect to such transferee and his, her or its Equity Interests received upon such Transfer, as applicable) prior and as a condition to the occurrence of such Transfer, and (y) no such Transfer will relieve such Equity Holder of any of its covenants, agreements or obligations hereunder with respect to the Equity Interests so transferred, unless and to the extent actually performed, or will otherwise affect any of the provisions of this Agreement (including any of the representations and warranties of such Equity Holder hereunder). For purposes of this Agreement, (a) “Transfer” shall mean the (i) direct or indirect transfer, sale or assignment of, offer to sell, contract or any agreement to sell, hypothecate, pledge, encumber grant of any option to purchase or otherwise dispose of, either voluntarily or involuntarily, or any agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (b)(i) or (b)(ii); (b) “immediate family” shall

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mean a spouse, domestic partner, child, grandchild or other lineal descendant (including by adoption), father, mother, brother or sister of the applicable party hereto; (c) “affiliate” means, with respect to any individual or legal entity, a legal entity that Control, is Controlled by, or is under the same Control of that individual or legal entity; and (d) “Control” shall have the meaning defined in the Brazilian Corporations Law (Law No. 6,404/76)

1.8.    Release. Upon Contribution and receipt of the Shares, each Equity Holder and Optionee on behalf of himself, herself or itself, his, her or its affiliates and each of their respective assigns, heirs beneficiaries, creditors, representatives and agents hereby irrevocably and irreversibly waives, releases and discharges the Company and their respective present and former affiliates and present and former and direct or indirect partners, members and equity holders, directors, managers, officers, employees, principals, trustees, representatives, agents, predecessors, successors, assigns, beneficiaries, heirs, executors, insurers and attorneys for any and all purposes, from any and all actions, claims, liabilities, losses, orders and causes of action of every kind and nature whatsoever and obligations owed to me by the Company of any kind or nature whatsoever, whether arising under any contract or otherwise, whether or not currently known, and whether fixed or contingent, that arise out of or are related to the Equity Interest (including Options) held by each Equity Holder or Optionee now or in the future, including without limitation, the treatment of such Equity Interests (including Options) contemplated pursuant to the Business Combination Agreement.

1.9.    Optionees’ Undertaking.

a)

In the event that, prior to the Pre-Closing Exchange (as defined in the Business Combination Agreement), any Optionee exercises any of his or her Options under the Company Share Plan, such Optionee will automatically become an Equity Holder under the terms of this Agreement and will be treated as an Equity Holder for all purposes of this Agreement, assuming any and all rights and obligations herein set forth, including, but not limited to, those set forth in Sections 1.1, 1.2, 1.3, 1.7 and 2.2 of this Agreement and each of Schedule A and Schedule B hereto shall be deemed to be updated to include the equity interests underlying each such exercised Option in Schedule A and the number of Shares to be received in respect thereto in Schedule B.

b)	By executing this Agreement, Optionee hereby consents to, and acknowledges and agrees that, pursuant to Section 3.3(a) of the Business Combination Agreement:

i.

if Optionee holds any vested but unexercised Options immediately prior to the Third Effective Time, such Options shall on the Third Effective Time be automatically exercised in full (without any action on part of the Optionee), subject to the terms, and in accordance with the provisions, set forth in the Business Combination Agreement. For that purposes, Optionee hereby expressly agrees to a “net exercise” of his or her Options under the terms of Section 3.3(a)(i) of the Business Combination Agreement, pursuant to which the Company will withhold a number of shares sufficient to satisfy the exercise price applicable to such Options.

ii.

if Optionee holds any unvested Options immediately prior to the Third Effective Time, such Options shall on the Third Effective Time be automatically converted into an option to purchase New PubCo Ordinary Shares, subject to the terms, and in accordance with the provisions, set forth in the Business Combination Agreement.

c)	By executing this Agreement, Optionee hereby consents to, and acknowledges and agrees to the provisions of the Business Combination Agreement, including, but not limited to, Section 3.3(a) thereunder.

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1.10.    Call Option.

a)

From the Closing Date until the fifth (5th) anniversary of the Closing Date, DDT Investments Ltd. shall have the right, but not the obligation, to purchase on one or more occasions from Cumorah Group Ltd. an amount of Shares representing up to five percent (5%) of the outstanding Shares (each, a “Cumorah Group Ltd. Call”), upon the terms and conditions set forth in this paragraph. The Cumorah Group Ltd. Call may be exercised by DDT Investments Ltd. by written notice to Cumorah Group Ltd. (each, a “Cumorah Group Ltd. Call Notice”). The price payable for the Shares to be purchased under the Cumorah Group Ltd. Call shall be Ten U.S. Dollars (USD $10.00) per Share and shall be payable within fifteen (15) days of receipt by Cumorah Group Ltd. of the Cumorah Group Ltd. Call Notice. Cumorah Group Ltd. shall deliver to DDT Investments Ltd. the Shares to be purchased under the Cumorah Group Ltd. Call on the same date that Cumorah Group Ltd. received the purchase price for the Shares to be purchased under the Cumorah Group Ltd. Call.

b)

From the Closing Date until the fifth (5th) anniversary of the Closing Date, DDT Investments Ltd. shall have the right, but not the obligation, to purchase on one or more occasions from ETZ Chaim Investments Ltd. an amount of Shares representing up to five percent (5%) of the outstanding Shares (each, a “ETZ Chaim Investments Ltd. Call”), upon the terms and conditions set forth in this paragraph. The ETZ Chaim Investments Ltd. Call may be exercised by DDT Investments Ltd. by written notice to ETZ Chaim Investments Ltd. (each, a “ETZ Chaim Investments Ltd. Call Notice”). The price payable for the Shares to be purchased under the ETZ Chaim Investments Ltd. Call shall be Ten U.S. Dollars (USD $10.00) per Share and shall be payable within fifteen (15) days of receipt by ETZ Chaim Investments Ltd. of the ETZ Chaim Investments Ltd. Call Notice. ETZ Chaim Investments Ltd. shall deliver to DDT Investments Ltd. the Shares to be purchased under the ETZ Chaim Investments Ltd. Call on the same date that ETZ Chaim Investments Ltd. received the purchase price for the Shares to be purchased under the ETZ Chaim Investments Ltd. Call.

c)	For purposes of this Section 1.10, “Shares” shall mean New PubCo Ordinary Shares (as defined in the Business Combination Agreement).

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE EQUITY HOLDER

2.1.    Each Equity Holder (including for purposes of this Article II, each Optionee) hereby represents and warrants to Newco, SPAC and New PubCo that:

a)

Title. Each Equity Holder and Optionee holds good, valid and marketable title to the Equity Interests and Options set forth opposite the Equity Holder’s name on Schedule A, free and clear of any mortgage, pledge, security interest, conditional sale or other title retention agreement, encumbrance, lien, easement, option, debt, charge, claim or restriction of any kind except as set forth in Schedule A.

b)

Authorization. Each Equity Holder and Optionee has full power and authority (including any spouse consent) to enter into this Agreement, and this Agreement, assuming the due authorization, execution and delivery of this Agreement by all other parties, constitutes its valid and legally binding obligation, enforceable in accordance with its terms.

c)

No Conflict. Neither the execution and delivery of this Agreement by the Equity Holder nor the performance of the Equity Holder’s obligations hereunder (i) violates any provision of any Legal Requirements applicable to the Equity Holder, (ii) if the Equity Holder is not an individual, would, directly or indirectly, result in any breach of any provision of the Equity Holder’s Governing Documents, (iii) conflicts with, result in a breach under or give rise to any right of termination of any document, agreement or instrument to which the Equity

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Holder is a party, or (iv) result in the creation or imposition of any mortgage, pledge, security interest, conditional sale or other title retention agreement, encumbrance, lien, easement, option, debt, charge, claim or restriction of any kind upon the Equity Interests.

d)

No Consents. No consent, waiver, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any court, administrative agency or commission or any other governmental authority, instrumentality, agency or commission or any third party (including a party to any agreement with the Equity Holder, the Optionee or any spouse consent), is required by or with respect to the delivery of this Agreement and the consummation of the transactions contemplated hereby.

e)

Ownership. The Equity Holder is the beneficial and record owner of the Equity Interests set forth next to the Equity Holder’s name on Schedule A. The Equity Interests and Options set forth on Schedule A collectively constitute 100% of the Equity Holder’s interest in the Company and the Equity Holder does not own, beneficially or of record, any other equity, equity-linked or similar securities of the Company or any of its Subsidiaries or have the right to acquire any equity, equity-linked or similar securities of the Company or any of its Subsidiaries. The Equity Holder acknowledges that the Equity Holder’s agreement to contribute all of the equity securities of the Company held by the Equity Holder is a material inducement to NewCo’s willingness to issue to the Equity Holder, or to the respective wholly owned subsidiary if applicable, the Shares. As such, if after the execution of this Agreement it is discovered that the Equity Holder is directly or indirectly the owner of any additional membership, equity or ownership interests not reflected next to the Equity Holder’s name on Schedule A (an “Undisclosed Interest”), the Equity Holder hereby agrees to contribute, assign, transfer, convey and deliver to Newco all of the Equity Holder’s right, title and interest in and to such Undisclosed Interest. By executing this Agreement, each Equity Holder further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any person, with respect to any of the Equity Interests, except as disclosed in Schedule A. The Equity Holder has the sole right to vote (and provide consent in respect of, as applicable) the Equity Interests set forth next to the Equity Holder’s name on Schedule A and, except for this Agreement, the Business Combination Agreement and as disclosed in Schedule A, the Equity Holder is not party to or bound by (i) any option, warrant, purchase right, or other Contract that could (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require the Equity Holder to Transfer any of the Equity Interests or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of any of the Equity Interests.

f)

There is no Legal Proceeding pending or, to the Equity Holder’s knowledge, threatened against or involving the Equity Holder or any of his, her or its Affiliates that, if adversely decided or resolved, would reasonably be expected to adversely affect the ability of the Equity Holder to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.

g)

There is no Order or Legal Requirement issued by any court of competent jurisdiction or other Governmental Entity, or other legal restraint or prohibition relating to the Equity Holder or any of his, her or its Affiliates that could reasonably be expected to adversely affect the ability of the Equity Holder to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.

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ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1.    The Company hereby represents and warrants to each Equity Holder that:

a)

Organization. The Company is a closely held company, duly organized, validly existing and in good standing under the laws of the Federative Republic of Brazil and has all requisite corporate power and authority to carry on its business as now conducted and as proposed to be conducted. As of the Effective Date, the Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b)

Authorization. The Company has full power and authority to enter into this Agreement, and this Agreement, assuming the due authorization, execution and delivery of this Agreement by all other parties, constitutes a valid and legally binding obligation, enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy Legal Requirements, other similar Legal Requirements affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

c)

No Conflict. Neither the execution and delivery of this Agreement by the Company nor the performance of the Company’s obligations hereunder violates any provision of law applicable to the Company or conflicts with any document, agreement or instrument to which the Company is a party.

ARTICLE IV

MISCELLANEOUS

4.1.    Notices. All notifications, consents, requests and/or other notices set out in this Agreement shall only be deemed valid and effective when made in writing and sent by letter with delivery receipt requested or by e-mail with return receipt requested. The notifications, consents, requests and/or other notices shall be sent to the numbers, e-mails and addresses indicated in Schedule D, which may be amended at any time by each party upon written notice to the other parties.

4.2.    Assignment. No Party or Optionee shall assign or delegate (in whole or in part) its rights or obligations under this Agreement without the prior written consent of the other Parties.

4.3.    Binding Nature. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns and shall be enforceable by the Parties hereto and their respective successors and permitted assigns.

4.4.    Enforcement Instrument and Specific Performance. All obligations assumed herein are irrevocable and irreversible and subject to specific performance. The aggrieved party is entitled to resort to any action or judicial or extrajudicial proceeding to have this Agreement observed and all obligations assumed herein fulfilled, and any party may file suit against the defaulting party, seeking (i) specific performance of obligations; and/or (ii) indemnification for losses. This Agreement constitutes an extrajudicial enforcement instrument, pursuant to article 784, III, of the Brazilian Code of Civil Procedure.

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4.5.    Digital Signatures. The parties represent and agree that this Agreement may be signed using DocuSign® provided by DocuSign, Inc. (“Digital Signature System”). The parties acknowledge the truthfulness, authenticity, integrity, effectiveness and efficacy of this Agreement and its terms, including its exhibits, and of the Digital Signature System, even if without the digital certificate issued by the Brazilian Public Keys Infrastructure (Infraestrutura de Chaves Públicas Brasileira – ICP-Brazil). Regardless of any delay by any of the parties to provide their digital signatures in this document, the parties represent and acknowledge that the rights and obligations provided herein shall be deemed valid, effective and enforceable as of the date of signature indicated in the body of this document.

4.6.    Termination. This Agreement shall automatically terminate upon the earliest to occur of (a) the Closing and (b) the date on which the Business Combination Agreement is terminated for any reason in accordance with its terms. In the event of a valid termination of the Business Combination Agreement, this Agreement shall be of no force and effect. No such termination or reversion shall relieve any Equity Holder from any obligation accruing, or liability resulting from an intentional breach of this Agreement occurring prior to such termination or reversion

4.7.    Amendment. This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties; provided that Section 1.10.a) may only be amended by execution of an instrument in writing signed on behalf of DDT Investments Ltd. and Cumorah Group Ltd.; provided that Section 1.10.b) may only be amended by execution of an instrument in writing signed on behalf of DDT Investments Ltd. and ETZ Chaim Investments Ltd..

ARTICLE V

GOVERNING LAW AND JURISDICTION

5.1.    Governing Law. This Agreement, the rights and obligations of the parties hereunder shall be governed by, enforced and interpreted, in accordance with the laws of the Federative Republic of Brazil.

5.2.    Disputes. The parties and their successors shall exert their best efforts to solve on an amicable basis any disputes, differences or claims related to this Agreement.

5.3.    Jurisdiction. Without prejudice to Section 11.8 of the Business Combination Agreement, which remains valid and in force, any and all dispute arising out of or in connection with this Agreement, including without limitation, any issue related to its existence, validity, enforceability, formation, interpretation, performance and/or termination, which may not be solved on an amicable basis by the parties and/or the Company, as applicable, shall be finally settled in the courts of the city of São Paulo, State of São Paulo, Brazil.

[Page intentionally left in blank. Signature pages follow.]

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IN WITNESS WHEREOF, the Parties have executed and delivered this Exchange Agreement as of the date first above written.

ALPHA CAPITAL ACQUISITION COMPANY

By:
Name: Rafael Steinhauser
Title: President

ALPHA CAPITAL HOLDCO COMPANY

By:
Name: Rafael Steinhauser
Title: Authorized Signatory

SEMANTIX TECNOLOGIA EM SISTEMA DE INFORMAÇÃO S.A.

By:
Name: Leonardo dos Santos Poça D´Água
Title: Chief Executive Officer

SEMANTIX TECNOLOGIA EM SISTEMA DE INFORMAÇÃO S.A.

By:
Name: Adriano Alcalde
Title: Chief Financial Officer

[Signature Page to Exchange Agreement]

Exhibit 10.8

EXECUTION VERSION

FORM OF AMENDED AND RESTATED

REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [●], 2021, is made and entered into by and among Alpha Capital Holdco Company, an exempted company incorporated with limited liability in the Cayman Islands (“New PubCo” or the “Company”), DDT Investments Ltd., a BVI business company incorporated in the British Virgin Islands, Cumorah Group Ltd., a BVI business company incorporated in the British Virgin Islands, ETZ Chaim Investments Ltd., a BVI business company incorporated in the British Virgin Islands (together with DDT Investments Ltd. and Cumorah Group Ltd., the “Founders”), Crescera Growth Capital Master Fundo de Investimento em Participações Multiestratégia, an investment fund organized under the laws of the Federative Republic of Brazil (“Crescera”), Fundo de Investimento em Partipações Inovabra I – Investimento no Exterior, an investment fund organized under the laws of the Federative Republic of Brazil (“Inovabra” and, together with Crescera, the “Growth Investors”), and Alpha Capital Sponsor LLC, a Cayman Islands exempted limited liability company (the “Sponsor”) and each of the other undersigned parties hereto (each of the Founders, the Growth Investors, the Sponsor, the other undersigned parties hereto1 and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, a “Holder” and collectively the “Holders”).

RECITALS

WHEREAS, Alpha Capital Acquisition Company, a Cayman Islands exempted limited liability company (the “SPAC”), the Sponsor and certain other parties are party to that certain Registration Rights Agreement, dated as of February 18, 2021 (the “Original RRA”);

WHEREAS, the Company, the SPAC, Semantix Tecnologia em Sistema de Informação S.A., a sociedade anônima organized under the laws of Brazil (“Semantix”) and certain other parties entered into that certain Business Combination Agreement, dated as of November 16, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which the parties to the Business Combination Agreement are consummating the business combination involving Semantix contemplated thereunder (the “Business Combination”);

WHEREAS, as a result of the transactions contemplated in the Business Combination Agreement, the Company has [●] Class A ordinary shares, par value $0.001 per share (the “Ordinary Shares”), issued and outstanding;

WHEREAS, pursuant to Section 5.5 of the Original RRA, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the SPAC and the Holders (as defined in the Original RRA) of at least a majority-in-interest of the Registrable Securities (as defined in the Original RRA) at the time in question, and the Sponsor is a Holder of at least a majority-in-interest of the Registrable Securities (as defined in the Original RRA) as of the date hereof;

[1]	Other signatories to include (i) directors and officers of New PubCo, and (ii) former shareholders of Semantix.

WHEREAS, the Sponsor and the other parties hereto desire to amend and restate the Original RRA in its entirety and enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree that the Original RRA is hereby amended and restated in its entirety, as of and contingent upon the closing of the Business Combination, as follows:

ARTICLE I

DEFINITIONS

1.1    Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Additional Holder” shall have the meaning given in Section 5.10.

“Additional Holder Ordinary Shares” shall have the meaning given in Section 5.10.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the chief executive officer or principal financial officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.

“Affiliate” shall have the meaning set forth under Rule 405 under the Securities Act.

“Agreement” shall have the meaning given in the Preamble hereto.

“Block Trade” shall have the meaning given in Section 2.4.1.

“Board” shall mean the board of directors of the Company.

“Business Combination Agreement” shall have the meaning given in the Recitals hereto.

“Business Day” shall have the meaning given in the Business Combination Agreement.

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“Closing” shall have the meaning given in the Business Combination Agreement.

“Closing Date” shall have the meaning given in the Business Combination Agreement.

“Commission” shall mean the United States Securities and Exchange Commission.

“Company” shall have the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Crescera” shall have the meaning given in the Preamble hereto.

“Crescera Group” means (i) Crescera or (ii) any Affiliates controlled or managed by Crescera or by the same investment managers of Crescera, including, for the avoidance of doubt, any fund or account managed by the same managers as Crescera.

“Demanding Holder” shall have the meaning given in Section 2.1.4.

“EDGAR” shall have the meaning given in Section 3.1.3.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form F-1 Shelf” shall have the meaning given in Section 2.1.1.

“Form F-3 Shelf” shall have the meaning given in Section 2.1.1.

“Founder Shares” shall have the meaning given in the Original RRA.

“Founders” shall have the meaning given in the Preamble hereto.

“Founders Group” means the Founders and their respective Affiliates; provided that for purposes of this definition, Founders Group shall not include the Company or any of its Subsidiaries.

“Founders Lock-up Period” shall mean the period ending on the six (6)-month anniversary of the date hereof.

“Growth Investors” shall have the meaning given in the Preamble hereto.

“Growth Investors Lock-up Period” shall mean the period ending on the six (6)-month anniversary of the date hereof.

“Holder Information” shall have the meaning given in Section 4.1.2.

“Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.

“Inovabra” shall have the meaning given in the Preamble hereto.

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“Inovabra Group” means (i) Inovabra or (ii) any Affiliates controlled or managed by Inovabra or by the same investment managers of Inovabra, including, for the avoidance of doubt, any fund or account managed by the same managers as Inovabra.

“Joinder” shall have the meaning given in Section 5.10.

“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.

“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the light of the circumstances under which they were made) not misleading.

“New PubCo” shall have the meaning given in the Preamble hereto.

“Ordinary Shares” shall have the meaning given in the Recitals hereto.

“Original RRA” shall have the meaning given in the Recitals hereto.

“Other Coordinated Offering” shall have the meaning given in Section 2.4.1.

“Permitted Transferees” shall mean any person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of any applicable lock-up period, including the Founders Lock-up Period, the Growth Investors Lock-up Period, the Sponsor Lock-up Period, the Private Placement Lock-up Period or any other applicable lock-up period, as the case may be, under the Sponsor Letter Agreement, the Private Placement Warrants Purchase Agreement, this Agreement and any other applicable agreement between such Holder and/or their respective Permitted Transferees and the Company, and any transferee thereafter.

“Piggyback Registration” shall have the meaning given in Section 2.2.1.

“Private Placement Lock-up Period” shall mean, with respect to Private Placement Warrants, that are held by the initial purchasers of such Private Placement Warrants or their Permitted Transferees, and the Ordinary Shares issuable upon the exercise of the Private Placement Warrants, that are held by the initial purchasers of the Private Placement Warrants or their Permitted Transferees, the period ending 30 days after the completion of the Business Combination.

“Private Placement Warrants” shall mean the 7,000,000 warrants to purchase one Ordinary Share held by certain Holders, purchased by such Holders in the private placement that occurred concurrently with the closing of the SPAC’s initial public offering.

“Private Placement Warrants Purchase Agreement” shall have the meaning given in the Original RRA.

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“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any Ordinary Shares issued or issuable upon the exercise of any other security of the Company (including the Private Placement Warrants) held by a Holder as of immediately following the Closing, (b) any Ordinary Shares or any other equity security of the Company acquired by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission)(“Rule 144”)) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company, (c) any Additional Holder Ordinary Shares and (e) any other equity security of the Company issued or issuable with respect to any such Ordinary Share referenced in clauses (a), (b) or (c) by way of a share capitalization, share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation, amalgamation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 (but with no volume or other restrictions or limitations, including as to manner or timing of sale); or (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction; provided, further, that notwithstanding anything to the contrary in this Agreement, no Ordinary Shares received by a Holder as a result of the conversion of any class A ordinary shares, par value $0.0001 per share, of SPAC subscribed for pursuant to a PIPE Investment (as defined in the Business Combination Agreement) shall be deemed to constitute Registrable Securities hereunder (for the avoidance of doubt, such Ordinary Shares shall instead benefit from the registration rights, if any, provided for under the agreement(s) relating to such PIPE Investment(s)).

“Registration” shall mean a registration effected by preparing and filing a registration statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:

(A)    all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any national securities exchange on which the Ordinary Shares are then listed;

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(B)    fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C)    printing, messenger, telephone and delivery expenses;

(D)    reasonable fees and disbursements of counsel for the Company and for the Underwriters, if applicable;

(E)    reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F)    reasonable fees and expenses of one (1) U.S. legal counsel selected by the majority-in-interest of the Demanding Holders.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in Section 2.1.5.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf” shall mean the Form F-1 Shelf, the Form F-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.

“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” shall mean an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“SPAC” shall have the meaning given in the Recitals hereto.

“Sponsor” shall have the meaning given in the Recitals hereto.

“Sponsor Letter Agreement” shall mean that certain Sponsor Letter Agreement, dated as of November 16, 2021, by the Company, the Sponsor and certain other parties.

“Sponsor Lock-up Period” shall mean, with respect to the Founder Shares and any Ordinary Shares issuable upon conversion thereof, the period ending on the earlier of (A) one year after the date hereof and (B) the date on which the closing price of the Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the date hereof.

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“Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.1.2.

“Subsidiary” shall have the meaning set forth under Rule 405 under the Securities Act.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” shall have the meaning given in Section 2.1.4.

“Withdrawal Notice” shall have the meaning given in Section 2.1.6.

ARTICLE II

REGISTRATIONS AND OFFERINGS

2.1    Shelf Registration.

2.1.1    Filing. Within thirty (30) calendar days following the Closing Date, the Company shall use commercially reasonable efforts to submit to or file with the Commission a Registration Statement for a Shelf Registration on Form F-1 (the “Form F-1 Shelf”) or a Registration Statement for a Shelf Registration on Form F-3 (the “Form F-3 Shelf”), if the Company is then eligible to use a Form F-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) Business Days prior to such submission or filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the earlier of (a) the ninetieth (90th) calendar day following the filing date thereof if the Commission notifies the Company that it will “review” the Registration Statement and (b) the tenth (10th) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any outstanding Registrable Securities. In the event the Company files a Form F-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form F-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form F-3 Shelf as soon as practicable after the Company is eligible to use Form F-3. In no event shall a Holder be identified as a statutory underwriter in a Registration Statement unless requested by the Commission. The Company’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4.

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2.1.2    Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) Business Days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form F-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this Section 2.1.2, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.3    Additional Registrable Securities. Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of one or more Holders holding, individually or collectively, at least five percent (5%) of the Registrable Securities, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, any then available Shelf (including by means of a post-effective amendment) or by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such additional Registrable Securities to be so covered once per calendar year for each of the Sponsor, a Founder and a Growth Investor.

2.1.4    Requests for Underwritten Shelf Takedowns. Subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, the Sponsor, a Founder or a Growth Investor (any of the Sponsor, a Founder or a Growth Investor being in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf

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Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, net of underwriting discounts and commissions, in the aggregate, $30 million (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. Subject to Section 2.4.4, the Company shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the majority-in-interest of the Demanding Holders’ prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Sponsor, the Founders and the Growth Investors may each demand not more than two (2) Underwritten Shelf Takedowns pursuant to this Section 2.1.4 in any twelve (12)-month period, for an aggregate of not more than six (6) Underwritten Shelf Takedowns pursuant to this Section 2.1.4 in any twelve (12)-month period. Notwithstanding anything to the contrary in this Agreement, the Company may effectuate any Underwritten Offering pursuant to any then effective Registration Statement, including a Form F-3, that is then available for such offering.

2.1.5    Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Ordinary Shares or other equity securities that the Company desires to sell and all other Ordinary Shares or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders of the Company, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any Ordinary Shares or other equity securities proposed to be sold by Company or by other holders of Ordinary Shares or other equity securities, the Registrable Securities of (i) first, the Demanding Holders that can be sold without exceeding the Maximum Number of Securities (pro rata based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that all of the Demanding Holders have requested be included in such Underwritten Shelf Takedown), (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that all of the Requesting Holders have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities, and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Company and such other stockholders (if any) (in a proportion to be determined by the Company pursuant to such separate written contractual piggy-back registration rights or a the exclusive discretion of the Company in the absence of such agreement) that can be sold without exceeding the Maximum Number of Securities.

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2.1.6    Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority-in-interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Shelf Takedown; provided that the Sponsor, a Founder or a Growth Investor may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by the Sponsor, the Founders, the Growth Investors or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown by the withdrawing Demanding Holder for purposes of Section 2.1.4, unless either (i) such Demanding Holder has not previously withdrawn any Underwritten Shelf Takedown or (ii) such Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown); provided that, if the Sponsor, a Founder or a Growth Investor elects to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by the Sponsor, such Founder or such Growth Investor, as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this Section 2.1.6.

2.2    Piggyback Registration.

2.2.1    Piggyback Rights. Subject to Section 2.4.3, if the Company or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form F-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan, (v) a Block Trade or (vi) an Other Coordinated Offering, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable

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Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering.

2.2.2    Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of Ordinary Shares or other equity securities that the Company desires to sell, taken together with (i) the Ordinary Shares or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the Ordinary Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:

(a)    if the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering (A) first, the Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Ordinary Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;

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(b)    if the Registration or registered offering is pursuant to a demand by persons or entities other than the Holders of Registrable Securities pursuant to a separate written contractual arrangement, then the Company shall include in any such Registration or registered offering (A) first, the Ordinary Shares or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Ordinary Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and

(c)    if the Registration or registered offering and Underwritten Shelf Takedown is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities in the priority set forth in Section 2.1.5.

2.2.3    Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include a Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

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2.2.4    Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.1.4 hereof.

2.3    Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), if requested by the managing Underwriters, each Holder that is (a) an executive officer, (b) a director or (c) Holder in excess of five percent (5%) of the outstanding Ordinary Shares (and for which it is customary for such a Holder to agree to a lock-up) agrees that it shall not transfer any Ordinary Shares or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).

2.4    Block Trades; Other Coordinated Offerings.

2.4.1    Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Form F-3 Shelf is on file with the Commission, if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow” (including without limitation a same day trade, overnight trade or similar transaction) off of such Form F-3 Shelf, an offer commonly known as a “block trade” (a “Block Trade”), or (b) an “at the market” or similar registered offering off of such Form F-3 Shelf through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case, (x) with a total offering price reasonably expected to exceed $30 million in the aggregate, net of underwriting discounts and commissions or (y) with respect to all remaining Registrable Securities held by the Demanding Holder, provided that the total offering price is reasonably expected to exceed $10 million in the aggregate, then such Demanding Holder only needs to notify the Company of the Block Trade or Other Coordinated Offering at least three (3) Business Days prior to the day such offering is to commence and the Company shall use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.4.2    Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and any brokers, sales agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4.2.

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2.4.3    Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.

2.4.4    The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sales agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.4.5    A Demanding Holder in the aggregate may demand no more than two (2) Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any twelve (12)-month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall not be counted as a demand for an Underwritten Shelf Takedown pursuant to Section 2.1.4 hereof.

ARTICLE III

COMPANY PROCEDURES

3.1    General Procedures. If at any time on or after the date hereof the Company is required to effect the Registration of Registrable Securities, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as soon as reasonably practicable:

3.1.1    prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or have ceased to be Registrable Securities;

3.1.2    prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the majority-in-interest of the Holders with Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;

3.1.3    prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such

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Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided that the Company shall have no obligation to furnish any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”);

3.1.4    prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5    cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;

3.1.6    provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7    advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8    at least three (3) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.4), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

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3.1.9    notify the Holders of Registrable Securities at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4;

3.1.10    in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a broker, placement agent or sales agent pursuant to such Registration, in each of the following cases to the extent customary for a transaction of its type, permit a representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11    obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration (subject to such Underwriters, broker, placement agent or sales agent providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel) in customary form and covering such matters of the type customarily covered by “cold comfort” letters for a transaction of its type as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12    in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, to the extent customary for a transaction of its type, obtain an opinion and negative assurance letter, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agents or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;

3.1.13    in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the broker, placement agent or sales agent of such offering or sale;

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3.1.14    make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated by the Commission then in effect);

3.1.15    with respect to an Underwritten Offering pursuant to Section 2.1.4, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.16    otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter, broker, sales agent or placement agent if such Underwriter, broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a Registration as an Underwriter, broker, sales agent or placement agent, as applicable.

3.2    Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders jointly as a single class.

3.3    Requirements for Participation in Registration Statement in Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information in writing, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company reasonably determines, based on the advice of counsel, that it is necessary or advisable to include such information in the applicable Registration Statement or Prospectus and such Holder continues thereafter to withhold such information. In addition, no person or entity may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements. For the avoidance of doubt, the exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the Registration of any other Holder’s Registrable Securities to be included in such Registration.

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3.4    Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1    Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.

3.4.2    Subject to Section 3.4.4, if (i) the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board such Registration, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, or (ii) the majority of the Board determines to delay the filing or initial effectiveness of, or suspend use of, a Registration Statement and such delay or suspension arises out of, or is a result of, or is related to or is in connection with any statement or communication that relates to changes to historical accounting policies of Company or the SPAC in connection with any order, directive, guideline, comment or recommendation from the Commission with respect to securities issued in, or other matters related to, the SPAC’s initial public offering, then the Company may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.

3.4.3    Subject to Section 3.4.4, (a) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all commercially reasonable efforts to maintain the effectiveness of the applicable Registration Statement, or (b) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Shelf Takedown and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4 or 2.4.

3.4.4    The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4.2 or a registered offering pursuant to Section 3.4.3 shall not be exercised by the Company, on more than three (3) occasions or for more than ninety (90) consecutive calendar days or more than one hundred and twenty (120) total calendar days in each case, during any twelve (12)-month period.

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3.4.5    Notwithstanding anything herein to the contrary, if the Commission prevents the Company from including any or all of the Registrable Securities proposed to be registered for resale under a Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Registrable Securities by the applicable Holders or otherwise, (a) such Registration Statement shall register for resale such number of Registrable Securities which is equal to the maximum number of Registrable Securities as is permitted by the Commission and (b) the number of Registrable Securities to be registered for each selling Holder named in the Registration Statement shall be reduced pro rata among all such selling Holders; and as promptly as practicable after being permitted to register additional Registrable Securities under Rule 415 under the Securities Act, the Company shall amend the Registration Statement or file a new Registration Statement to register such Registrable Securities not included in the initial Registration Statement and shall use commercially reasonable efforts to have such amendment or Registration Statement to become effective as promptly as practicable.

3.5    Reporting Obligations3.6 . As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to EDGAR shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Ordinary Shares held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1    Indemnification.

4.1.1    The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and agents and each person or entity who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable and documented attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information or affidavit furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

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4.1.2    In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or caused to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person or entity who controls the Company (within the meaning of the Securities Act) against any and all losses, claims, damages, liabilities and out-of-pocket expenses (including without limitation reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the total liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3    Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

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4.1.4    The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5    If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person or entity who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

5.1    Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail,

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telecopy, telegram or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third Business Day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail, telecopy, telegram or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to:

Semantix Tecnologia em Sistema de Informação S.A.

Av. Eusébio Matoso, 1.375, 10 floor, Zip 05423-180

Attention:        Leonardo Santos

Email:              lsantos@semantix.com.br

and, if to any Holder, at such Holder’s address or contact information as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2    Assignment; No Third Party Beneficiaries.

5.2.1    This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2    No Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee agrees to become bound by the transfer restrictions set forth in this Agreement.

5.2.3    This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4    This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.2.5    No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement, including the joinder in the form of Exhibit A attached hereto). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3    Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced. The words “execution,” “signed,” “signature,” and words of like import in this Agreement or in any other certificate, agreement or document related to this Agreement shall include images of

22

manually executed signatures transmitted by facsimile or other electronic format (including, “pdf”, “tif” or “jpg”) and other electronic signatures (including DocuSign and AdobeSign). The use of electronic signatures and electronic records (including any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the Delaware Uniform Electronic Transactions Act and any other applicable law. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, shall be disregarded in determining the party’s intent or the effectiveness of such signature.

5.4    Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (A) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF DELAWARE AND (B) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE), OR, IF IT HAS OR CAN ACQUIRE JURISDICTION, IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE.

5.5    TRIAL BY JURY. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

5.6    Amendments and Modifications. Upon the written consent of (a) the Company and (b) the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; and provided, further, that any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

23

5.7    Other Registration Rights. The Company represents and warrants that no person or entity, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person or entity. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.8    Term. This Agreement shall terminate, with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5, Article IV and Article V shall survive any termination.

5.9    Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

5.10    Additional Holders; Joinder. In addition to persons or entities who may become Holders pursuant to Section 5.2 hereof, subject to the prior written consent of each of the Sponsor, the majority-in-interest of the Founders Group, the majority-in-interest of the Crescera Group, and the majority-in-interest of the Inovabra Group (in each case, so long as the Sponsor, the Founders Group, the Crescera Group or the Inovabra Group, as applicable, holds in the aggregate, at least five percent (5%) of the outstanding Ordinary Shares), the Company may make any person or entity who acquires Ordinary Shares or rights to acquire Ordinary Shares after the date hereof a party to this Agreement (each such person or entity, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached hereto (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Ordinary Shares then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Ordinary Shares”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Ordinary Shares.

5.11    Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

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5.12    Entire Agreement; Restatement. This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Closing, the Original RRA shall no longer be of any force or effect.

5.13    Founders Group Representative. Each of DDT Investments Ltd., Cumorah Group Ltd. and ETZ Chaim Investments Ltd. hereby irrevocably and unconditionally authorizes and appoints Leonardo Santos as representative of the Founders and the Founders Group for all purposes of this Agreement. Any action taken or any exercise of powers under this Agreement by Leonardo Santos shall be binding on each other Founder for purposes thereof, shall be deemed to be taken or exercised by each other Founder, and the Company and each other party hereto shall be entitled to assume that any action taken by Leonardo Santos for purposes of this Agreement is binding on all of the Founders, and the parties hereto shall be entitled to rely on the same without being required to make further enquiries in respect thereof. Each of DDT Investments Ltd., Cumorah Group Ltd. and ETZ Chaim Investments Ltd. hereby irrevocably and unconditionally releases and waives any and all claims and demands of any kind whatsoever (whether existing now or in the future, including with respect to contingent liabilities), such Founder may have against Leonardo Santos in relation to the performance (or non-performance) of any of the rights and duties of his duties as representative of each other Founder pursuant to this Section 5.12, except in the case of fraud or willful misconduct by Leonardo Santos.

[Signature pages follow]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

ALPHA CAPITAL HOLDCO COMPANY

Name: Rafael Steinhauser
Title: Authorized Signatory

DDT INVESTMENTS LTD.

Name: Leonardo Dos Santos Poça D´Água Title: Authorized Signatory

CUMORAH Group Ltd.,

Name: Leandro Dos Santos Poça D´Água
Title: Authorized Signatory

ETZ CHAIM INVESTMENTS LTD.

Name: Leonardo Augusto Oliveira Dias Title: Authorized Signatory

CRESCERA GROWTH CAPITAL MASTER FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA

Crescera Growth Capital Ltda. Name: Jaime Cardoso Danvila
Title: Director

[Signature Page to Amended and Restated Registration Rights Agreement]

CRESCERA GROWTH CAPITAL MASTER FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA

Crescera Growth Capital Ltda. Name: Priscila Pereira Rodrigues
Title: Director

FUNDO DE INVESTIMENTO EM PARTIPAÇÕES INOVABRA I – INVESTIMENTO NO EXTERIOR

2B Capital S.A. Name: Manuel Maria Pulido Garcia Ferrao de Sousa
Title: Executive Principal

FUNDO DE INVESTIMENTO EM PARTIPAÇÕES INOVABRA I – INVESTIMENTO NO EXTERIOR

2B Capital S.A. Name: Leandro Kakumu Kayano
Title: Principal

ALPHA CAPITAL SPONSOR LLC

Name: Alec Oxenford
Title: Manager

[Signature Page to Amended and Restated Registration Rights Agreement]

[DIRECTOR/OFFICER][2]

Name:
Title:

[2]	For Directors and Officers of NewPubCo to become signatories.

[Signature Page to Amended and Restated Registration Rights Agreement]

[FORMER SEMANTIX SHAREHOLDERS][3]

Name:
Title:

[3]	For former shareholders of Semantix to become signatories.

[Signature Page to Amended and Restated Registration Rights Agreement]

Exhibit A

REGISTRATION RIGHTS AGREEMENT JOINDER

The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Amended and Restated Registration Rights Agreement, dated as of [], 2021 (as the same may hereafter be amended, the “Registration Rights Agreement”), among Alpha Capital Holdco Company, an exempted company incorporated with limited liability in the Cayman Islands (“New PubCo” or the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.

By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s Ordinary Shares shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein; provided, however, that the undersigned and its permitted assigns (if any) shall not have any rights as a Holder, and the undersigned’s (and its transferees’) Ordinary Shares shall not be included as Registrable Securities, for purposes of the Excluded Sections.

For purposes of this Joinder, “Excluded Sections” shall mean [                    ].

Accordingly, the undersigned has executed and delivered this Joinder as of the          day of                 , 20    .

Signature of Stockholder

Print Name of Stockholder Its:

Address:

Agreed and Accepted as of

                , 20

Alpha Capital Holdco Company

By:

Name: Its:

Exhibit 99.1

Confidential - Not for immediate release	1 of 5

Data Software Platform Semantix to Become Publicly

Traded on Nasdaq via SPAC Merger with Alpha Capital

Alpha Capital is the first Latin American-focused technology SPAC to merge with a target company

Latin America’s first fully integrated data software platform is expected to have a market capitalization of approximately $1 billion

Semantix expects to have a net revenue compound annual growth rate of 57% between 2019 and 2023, and increase its current customer base of 300 companies in over 15 countries

NEW YORK, NY - November 17, 2021 - Semantix, Latin America’s first fully integrated data software platform, announced today that it has entered into a definitive agreement to merge with Alpha Capital (Nasdaq: ASPC), a special purpose acquisition company (“SPAC”) focused on technology. The announcement marks the first time a Latin American-focused technology SPAC has merged with a target company.

Semantix will have an implied equity value of approximately $1 billion, assuming a $10.00 per share price and no trust redemptions, and is expected to trade on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol STIX. In connection with the transaction, institutional investors have committed approximately $94 million in subscriptions to a private placement in public equity (“PIPE”), which is expected to be funded at the merger’s closing. Innova Capital, one of Alpha Capital’s largest existing investors, has committed not to redeem $23 million of Alpha Capital’s publicly traded Class A ordinary shares. Together with the current PIPE commitments, this represents sufficient capital to satisfy the minimum cash condition to complete the transaction. The merger is expected to close in the first half of 2022, subject to shareholder approvals and other customary closing conditions.

Semantix’s current management team will continue to oversee the business and use the transaction’s proceeds to grow its share of the $89 billion addressable market opportunity in data software, storage and integration. It targets its services to a range of companies in industrial, finance, retail, telecommunications, healthcare and other sectors, from small businesses to large enterprises.

Founded in 2010 by CEO Leonardo Santos, Semantix expects to earn nearly $73 million in 2022 from more than 300 customers in over 15 countries. Headquartered in Sao Paulo, Brazil, Semantix’s customers already include all of that country’s top finance companies and nationwide telecommunications service providers. In addition, a global automaker relies on Semantix artificial intelligence and analytics services to monitor potential production disruptions and identify the problem’s source. A global electronics company also uses Semantix’s software for full data integration and optimization of its e-commerce ecosystem in Latin America. Similarly, a global financial institution uses Semantix artificial intelligence models to support its payments and anti-fraud systems, and enhance credit risk management tools.

“Businesses need Semantix’s frictionless, end-to-end platform to capitalize on the power of data, and technologies like artificial intelligence that are transforming industries globally,” said Leonardo Santos, the company’s founder and CEO.

Confidential - Not for immediate release	2 of 5

“Leonardo and his team have made Semantix a leader atop more than 20,000 technology companies in Latin America, and we believe it can become a global force,” said Alec Oxenford, Alpha Capital’s Chief Executive Officer and Chairman. “Both Alpha Capital’s sponsors and PIPE investors recognize this opportunity and the potential for exponential growth.”

“We founded Alpha Capital to give some of Latin America’s best entrepreneurs new access to late-stage capital so they can unlock the full potential in their ideas, accelerate growth and become a global player,” added Alpha Capital’s President and Director, Rafael Steinhauser.

“This deal puts Semantix in an even stronger position to scale internationally by leveraging its profitability and Latin American foothold,” said Veronica Allende Serra, Innova Capital’s Founding Partner.

Alpha Capital raised $230 million in its February 2021 initial public offering on Nasdaq, with the goal of combining its business with a Latin American-focused technology company. Its sponsors are Oxenford, Steinhauser, Innova Capital, FJ Labs and Dr. Irwin Jacobs.

Transaction Overview

The combined company will have a pro forma enterprise value of $693 million, assuming a $10.00 per share price and no shareholder redemptions. The transaction is funded with $324 million, including $230 million from the Alpha Capital trust (assuming no redemptions). A $94 million PIPE has already been committed by top institutional investors and existing Semantix shareholders, including Inovabra Ventures (a fully owned subsidiary of Bradesco, one of Brazil’s leading financial institutions), Crescera, FJ Labs, Oxenford, Steinhauser and others. Innova Capital, one of Alpha Capital’s largest existing shareholders, has also committed not to redeem $23 million of Alpha Capital’s publicly traded shares. The approximately $117 million of committed capital will satisfy, when funded at closing, the minimum cash of $85 million required in the definitive merger agreement. Semantix expects to receive the $324 million in primary proceeds, with $309 million cash available on its post-business combination balance sheet (post transaction expenses), assuming no redemptions.

Assuming no redemptions, ownership structure following the transaction is expected to be 62.5% existing Semantix shareholders, 9.4% PIPE investors, 23.2% Alpha Capital shareholders, and 4.9% Alpha Capital sponsors. Current Semantix management will also participate in an earnout based on future share price performance.

The transaction, which has been approved by the boards of directors of Semantix and Alpha Capital, is expected to close by the second quarter of 2022.

Investor Presentation

More information, including an investor presentation, is accessible in the investor sections of semantix.com.br and alpha-capital.io. Additional information about the proposed transaction, including a copy of the business combination agreement and investor presentation, will be provided in a Current Report on Form 8-K that will contain an investor presentation to be filed by Alpha Capital with the Securities and Exchange Commission and available at www.sec.gov. Additional information about the proposed business combination can be found at alpha-capital.io.

Confidential - Not for immediate release	3 of 5

Advisors

Credit Suisse is serving as exclusive financial advisor to Semantix, with Skadden, Arps, Slate, Meagher & Flom LLP acting as legal advisor, and Pinheiro Neto Advogados as legal advisor on Brazilian matters to Semantix.

Citibank is serving as capital markets advisor to Alpha Capital. Davis Polk & Wardwell LLP is serving as legal advisor to Alpha Capital, and Mattos Filho as legal advisor on Brazilian matters.

About Semantix

Semantix is Latin America’s first fully integrated data software platform, with expected 2022 revenue of nearly $73 million. More than 300 clients in over 15 countries use Semantix software and services. The company was founded in 2010 by CEO Leonardo Santos. For more information, visit semantix.com.br.

About Alpha Capital Acquisition Company

Alpha Capital (Nasdaq: ASPC) is a special purpose acquisition company (“SPAC”) that has planned to combine its business with a Latin American-focused technology company since its $230 million initial public offering on Nasdaq in February 2021. The firm’s founders and sponsors are Alec Oxenford, CEO and Chairman, and Rafael Steinhauser, President and Director. The company’s co-sponsors include Innova Capital, FJ Labs and Dr. Irwin Jacobs. For more information, visit alpha-capital.io.

About Innova Capital

Founded in 2010 by Veronica Allende Serra, Innova is a reference in Private Equity and Growth equity capital investments, focused on innovation and based out of São Paulo. It acts globally, having already invested, in addition to Latin America, in companies based in the U.S., Europe and, more recently, in Asia. Innova manages long term capital for its partners and leading family offices across the globe. For more information visit innovacapital.com.br.

About Inovabra Ventures

Inovabra Ventures (Semantix’s investor since 2017) is the Corporate Venture Capital Fund of Bradesco, one of the largest financial groups in Brazil. For more information, visit inovabra.com.br/subhomes/ventures

About Crescera Capital

Founded in 2008, Crescera Capital (Semantix’s investor since 2019) is an independent asset management firm focused on Private Equity and Venture Capital. Crescera invests mainly in education, healthcare, technology and consumer goods and services. For more information, visit www.crescera.com.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

Confidential - Not for immediate release	4 of 5

Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and expectations related to the terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Semantix’s and Alpha Capital’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Semantix and Alpha Capital. These forward-looking statements are subject to a number of risks and uncertainties, including those factors discussed in Alpha Capital’s final prospectus that forms a part of Alpha Capital’s Registration Statement on Form S-1 (Reg No. 333-252596), filed with the SEC pursuant to Rule 424(b)(4) on February 18, 2021 (the “Prospectus”) under the heading “Risk Factors,” and other documents of Alpha Capital filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Alpha Capital nor Semantix presently know or that Alpha Capital nor Semantix currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Alpha Capital’s and Semantix’s expectations, plans or forecasts of future events and views as of the date of this press release. Alpha Capital and Semantix anticipate that subsequent events and developments will cause Alpha Capital’s or Semantix’s assessments to change. However, while Alpha Capital and Semantix may elect to update these forward-looking statements at some point in the future, Alpha Capital and Semantix specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Alpha Capital’s or Semantix’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to the shareholders of Alpha Capital for their consideration. Alpha Capital intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Alpha Capital’s shareholders in connection with Alpha Capital’s solicitation for proxies for the vote by Alpha Capital’s shareholders in connection with the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Alpha Capital will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Alpha Capital’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Alpha Capital’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transaction, because these documents will contain important information about Alpha Capital, Semantix and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Alpha Capital, without charge, at the SEC’s website located at www.sec.gov or by directing a request to 1230 Avenue of the Americas, Fl. 16, New York, New York 10020.

Confidential - Not for immediate release	5 of 5

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Alpha Capital, Semantix and certain of their respective directors, executive officers and other members of management, employees and consultants may, under SEC rules, be deemed to be participants in the solicitations of proxies from Alpha Capital’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Alpha Capital’s shareholders in connection with the proposed business combination will be set forth in Alpha Capital’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Alpha Capital’s directors and executive officers in the Prospectus. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This release relates to a potential financing through a private placement of common stock of a newly formed holding company to be issued in connection with the transaction. This press release shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended.

Press Contact

Jonathan Lowe Advisor

Press@alpha-capital.io

Investor Contact

Rahim Lakhani

Chief Financial Officer

rahim@alpha-capital.io

###

Exhibit 99.2

Semantix®

All about data

The **truly unified** data platform

Investor Presentation

November 2021

Exhibit 99.2 The truly unified data platform Investor Presentation November 2021

Disclaimer These materials and the related presentation (together with oral statements made in connection herewith, this “Presentation”) are for informational purposes only to assist interested parties in making their own evaluation with respect to a potential business combination and related transactions (the “Business Combination”) between Alpha Capital Acquisition Company (“Alpha Capital”) and Semantix Tecnologia em Sistema de Informação S.A. together with its subsidiaries, (“Semantix”) and the potential ﬁnancing of a portion of the potential Business Combination through a private placement of securities, and for no other purpose. The information contained herein does not purport to be all inclusive or to contain all of the information that may be required to make a full analysis of Semantix or the Business Combination, and none of Alpha Capital, Semantix or any of their respective aﬃliates or control persons, oﬃcers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. Each of Alpha Capital and Semantix and their respective aﬃliates and control persons, oﬃcers, directors, employees and representatives expressly disclaim any and all representations or warranties, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. Nothing herein should be construed as legal, ﬁnancial, tax or other advice. You should consult your own counsel and tax and ﬁnancial advisors as to legal and related matters concerning the matters described herein. You are also reminded that the United States securities laws restrict persons with material non- public information about a company obtained directly or indirectly from the company from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities on the basis of such information. The reader shall not rely upon any statement, representation or warranty made by any other person, ﬁrm or corporation in making its investment decision. None of Alpha Capital, Semantix or any of their respective aﬃliates or control persons, oﬃcers, directors, employees or representatives, shall be liable to the reader for any information set forth herein or any action taken or not taken by any reader, including any investment in shares of any Alpha Capital or Semantix. Certain information contained in this Presentation relates to or is based on studies, publications, surveys and Semantix’s or Alpha Capital’s own internal estimates and research. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while Semantix and Alpha Capital believe their internal research is reliable, such research has not been veriﬁed by any independent source and Semantix and Alpha Capital cannot guarantee and make no representation or warranty, express or implied, as to its accuracy and completeness. This Presentation contains preliminary information only, is subject to change at any time and, is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an informed decision regarding your engagement with Semantix and Alpha Capital. This meeting and any information communicated at this meeting are strictly conﬁdential and should not be distributed, disclosed or used for any purpose other than for the purpose of your ﬁrm’s participation in the potential private placement of securities, that you will not distribute, disclose or use such information in any way detrimental to Semantix or Alpha Capital, and that you will return to Semantix and Alpha Capital, delete or destroy this Presentation upon request. Neither Semantix nor Alpha Capital undertakes any obligation to update this Presentation unless otherwise required by law. Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information. Certain statements in this Presentation may be considered forward-looking statements and forward-looking information within the meaning of applicable United States securities legislation (collectively herein referred to as “forward-looking statements”). Forward-looking statements generally relate to future events or future ﬁnancial or operating performance of Semantix or Alpha Capital. For example, statements concerning the following include forward-looking statements: the growth of Semantix’s business and its ability to realize expected results, including with respect to its net revenue, EBITDA and EBITDA margin; the viability of its growth strategy, including with respect to its ability to grow market share in Brazil and internationally, grow revenue from existing customers, and consummate acquisitions; opportunities, trends and developments in the data industry, including with respect to future ﬁnancial performance in the industry; the size of Semantix’s total addressable market; the expected beneﬁts of the proposed Business Combination; any indications of interest in the proposed PIPE ﬁnancing; the satisfaction of closing conditions to the potential Business Combination and any related ﬁnancing, the amount of redemption requests made by Alpha Capital’s public stockholders and the completion of the potential Business Combination, including the anticipated structure and closing date of the proposed Business Combination and the use of the cash proceeds therefrom; anticipated management and directors of the resulting issuer; any anticipated shareholder approvals; and the pro forma ownership of the resulting issuer. In some cases, you can identify forward looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” “trend” or other similar expressions (or the negative versions of such words or expressions). Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements and could adversely affect the outcome and ﬁnancial effects of the plans and events described herein. In addition, even if the outcome and ﬁnancial effects of the plans and events described herein are consistent with the forward-looking statements contained in this Presentation, those results or developments may not be indicative of results or developments in subsequent periods. Although Semantix and Alpha Capital have attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking information contained in this Presentation are based on current estimates, assumptions, expectations and projections, including with respect to the management’s expectations regarding Semantix’s growth based on historical ﬁnancial results and anticipated commercial developments, the anticipated success of current strategies for market penetration and capture in Brazil and globally in light of competition from existing market participants and the emergence of competitors in the future, management’s expectations with respect to the development of technology and other proprietary intellectual property by Semantix based on existing technological realities and strategies with respect to intellectual property development, management’s expectations regarding the likelihood Semantix will be able to enter into commercial arrangements with relevant third-parties and customers, Semantix’s ability to maintain adequate margins based on ﬁnancial metrics available to management, the ability of Semantix and Alpha Capital to complete the transactions described in this Presentation, the ability of Semantix to ﬁnance its ongoing capital needs, the continued involvement of Semantix’s management in Semantix’s operations and the ability of Semantix to attract and retain talent in the future, which are based on the information available as of the date of this document, and, while considered reasonable by Semantix or Alpha Capital, as applicable, are inherently uncertain. Historical statements contained in this document regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. In this regard, certain ﬁnancial information contained herein has been extracted from, or based upon, information available in the public domain and/or provided by Semantix. In particular, historical results should not be taken as a representation that such trends will be replicated in the future. No statement in this document is intended to be nor may be construed as a proﬁt forecast. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, factors beyond the control of Semantix and Alpha Capital including: general economic conditions; factors associated with companies, such as Semantix, that are engaged in the data industry, including the impact of the COVID-19 pandemic and a wide variety of other signiﬁcant business, economic and competitive risks and uncertainties; the ability to obtain approval of the stockholders of Alpha Capital; legal or regulatory developments (such as any SEC statements or enforcement or other actions relating to SPACs); the ability to maintain the listing of the combined company’s securities on a U.S. exchange; the inability to complete the proposed PIPE ﬁnancing; the risk that the proposed business combination disrupts current plans and operations of Alpha Capital or Semantix as a result of the announcement and consummation of the transaction described herein; the risk that any of the conditions to closing the Business Combination are not satisﬁed in the anticipated manner or on the anticipated timeline; the failure to realize the anticipated beneﬁts of the proposed Business Combination; risks relating to the uncertainty of the projected ﬁnancial information with respect to Semantix and costs related to the proposed business combination; the outcome of any legal proceedings or regulatory action that may be instituted against Alpha Capital or Semantix, or any of their respective directors or oﬃcers, following the announcement of the potential transaction; the amount of redemption requests made by Alpha Capital’s public stockholders; and those factors discussed in this Presentation, Alpha Capital’s ﬁnal prospectus dated February 18, 2021 and any Quarterly Report on Form 10-Q, in each case, under the heading “Risk Factors,” and other documents of Alpha Capital ﬁled, or to be ﬁled, with the SEC. If any of these risks materialize or Alpha Capital or Semantix’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. 2 .

Disclaimer (cont’d) Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Presentation, which speak only as of the date they are made and are qualiﬁed in their entirety by reference to the cautionary statements herein. This Presentation also contains certain ﬁnancial forecast information of Semantix. Such ﬁnancial forecast information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such ﬁnancial forecast information are inherently uncertain and are subject to a wide variety of signiﬁcant business, economic, competitive and other risks and uncertainties. Actual results may differ materially from the results contemplated by the ﬁnancial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reﬂected in such forecasts will be achieved. Use of Non-IFRS Financial Measures and Industry Metrics. This Presentation, includes certain non-IFRS ﬁnancial measures (including on a forward-looking basis) and industry metrics such as EBITDA, EBITDA margin and net revenue retention. These measures are an addition, and not a substitute for or superior to, measures of ﬁnancial performance prepared in accordance with IFRS or Brazilian accounting standards for private enterprises and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS or Brazilian accounting standards for private enterprises. Semantix believes that these measures (including on a forward-looking basis) provide useful supplemental information to investors about Semantix. Semantix’s management does not consider these non-IFRS measures in isolation or as an alternative to ﬁnancial measures determined in accordance with IFRS or Brazilian accounting standards for private enterprises. Semantix’s management uses forward-looking non-IFRS measures to evaluate Semantix’s projected ﬁnancials and operating performance. However, there are a number of limitations related to the use of these measures, including that they exclude signiﬁcant expenses that are required by IFRS to be recorded in Semantix’s ﬁnancial measures. In addition, other companies may calculate non-IFRS measures or industry metrics differently, or may use other measures to calculate their ﬁnancial performance, and therefore, Semantix’s non-IFRS measures and industry metrics may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward-looking non-IFRS ﬁnancial measures are provided, they are presented on a non-IFRS basis without reconciliations of such forward-looking non-IFRS measures due to the inherent diﬃculty in forecasting and quantifying certain amounts that are necessary for such reconciliations. Basis of Financial Statements. Semantix’s historical financial statements were not prepared in accordance with IFRS or audited under the standards of the Public Company Accounting Oversight Board (PCAOB) and, only in the context of the proposed Business Combination, are being revised and restated in accordance with IFRS and PCAOB standards, which process is not yet complete. Accordingly, Semantix’s historical financial results and financial forecast information included in this presentation are preliminary and subject to change based on the completion of its financial closing procedures and further adjustments may be necessary to fully conform with IFRS and PCAOB accounting rules and standards. Additional Information. In connection with the proposed Business Combination, Semantix expects Alpha Capital to ﬁle with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4, containing a preliminary proxy statement/prospectus of Alpha Capital, and after the registration statement is declared effective, Semantix expects that Alpha Capital will mail a deﬁnitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This Presentation does not contain all the information that should be considered concerning the potential Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Shareholders of Alpha Capital and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the deﬁnitive proxy statement/prospectus and other documents ﬁled by Alpha Capital or Semantix in connection with the proposed Business Combination, as these materials will contain important information about Semantix, Alpha Capital and the potential Business Combination. When available, the deﬁnitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of Alpha Capital as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the deﬁnitive proxy statement/prospectus and other documents ﬁled by Alpha Capital with the SEC, without charge, once available, at the SEC’s website at www.sec.gov. No Offer or Solicitation. This Presentation shall not constitute a “solicitation” as deﬁned in Section 14 of the Securities Exchange Act of 1934, as amended. This Presentation does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other speciﬁc product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other speciﬁc product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualiﬁcation under the securities laws of any such jurisdiction. Any offering of securities (the “Securities”) will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be offered as a private placement to a limited number of institutional “accredited investors” as deﬁned in Rule 501(a)(1), (2), (3) or (7) under the Act and “Institutional Accounts” as deﬁned in FINRA Rule 4512(c). Accordingly, the Securities must continue to be held unless a subsequent disposition is exempt from the registration requirements of the Securities Act. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. The transfer of the Securities may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the ﬁnal risk of their investment for an indeﬁnite period of time. NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE. Alpha Capital, Semantix and their respective directors and executive oﬃcers may be deemed participants in the solicitation of proxies from Alpha Capital’s stockholders with respect to the potential Business Combination. A list of the names of Alpha Capital’s directors and executive oﬃcers and a description of their interests in Alpha Capital is contained in Alpha Capital’s ﬁnal prospectus relating to its initial public offering, which was ﬁled with the SEC on February 18, 2021 and is available free of charge at the SEC’s web site at www sec gov, or by directing a request to Alpha Capital. Additional information regarding the interests of the participants in the solicitation of proxies from the shareholders of Alpha Capital with respect to the proposed Business Combination will be contained in the proxy statement/prospectus for the proposed Business Combination ﬁled by Alpha Capital when available. Trademarks. This Presentation contains trademarks, service marks, trade names and copyrights of Semantix, Alpha Capital and other companies, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade name or products in this Presentation is not intended to, and does not imply, a relationship with Alpha Capital or Semantix, or an endorsement of sponsorship by or of Alpha Capital or Semantix. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear with the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Alpha Capital or Semantix will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. 3

Table of contents Introduction 5 Semantix Overview 9 Investment Highlights 14 Benchmarking 29 Financial Highlights 37 Closing Remarks 39 4

Introduction

Introduction

Leonardo Santos

Co-Founder
CEO

Semantix — All about data

Thiago Lima

CTO

Semantix — All about data

Alec Oxenford

Founder & Sponsor
CEO and Chairman

Rafael Steinhauser

Founder & Sponsor
President and Director

6

Introduction Semantix and Alpha Capital to combine creating LatAm’s fully integrated data platform Alec Oxenford Rafael Steinhauser Leonardo Santos Thiago Lima Co-Founder CTO Founder & Sponsor Founder & Sponsor CEO CEO and Chairman President and Director 6

Introduction Summary transaction overview • Semantix and Alpha Capital to combine creating LatAm’s first fully integrated data platform 1 with a $993M market cap Transaction • Resulting company to remain listed on NASDAQ description • Transaction closing: expected 2Q2022, subject to customary closing conditions 2 2 • Pre-money enterprise value: $630M, multiples of 8.7x ‘22E Revenue and 6.4x ‘23E Revenue 1 • Transaction funded with $324M = $230M SPAC in trust + fully subscribed PIPE of $94M by 3 Bradesco, Crescera, Innova, FJ Labs, and other institutional investors Transaction 1 • Semantix to receive $324M in primary proceeds , with $309M cash available post-business structure 4 1 combination . Implied post-money enterprise value of $693M • Minimum cash closing condition of $85M expected to be fully satisfied from current PIPE and non-redemption commitments • Assuming no redemptions, ownership will be: 62.5% existing shareholders, 9.4% PIPE 5 investors, 23.2% SPAC shareholders, and 4.9% SPAC Sponsor Pro forma • Current Semantix’s management will also participate in an earnout based on future ownership 6 performance • Current Semantix management will continue to run the Company Governance• Alpha Capital’s Sponsors entitled to appoint one director and two observers to the Board of Directors Notes: Semantix’s historical financial statements were not prepared in accordance with IFRS or audited under the standards of the Public Company Accounting Oversight Board (PCAOB) and, only in the context of the proposed Business Combination, are being revised and restated in accordance with IFRS and PCAOB standards, which process is not yet complete. Accordingly, Semantix’s historical financial results and financial forecast information included in this presentation are preliminary and subject to change based on the completion of its financial closing procedures and further adjustments may be necessary to fully conform with IFRS and PCAOB accounting rules and standards. (1) Assumes no redemptions and a nominal share price of $10.00 per share. (2) Please refer to “Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information” in the slide titled “Disclaimer” for important information you should consider regarding these estimated financial results. (3) Please refer to “Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information” in the slide titled “Disclaimer” for important information you should consider regarding the PIPE financing, including with respect to anticipated gross proceeds. Indications of interest are non-binding and no assurance can be given that any such indicated investment will be consummated for the full amount 7 or at all. (4) Net of estimated transaction expenses of $14M, which includes $8M of deferred underwriting commissions and approximately $6M of advisory fees and legal fees. (5) Investors of Semantix and SPAC, with no secondary sales and no redemptions and excludes impact of warrants, the earnout to current Semantix management, 15% of founder shares of Alpha’s Sponsor subject to vesting schedule mirroring terms for the Semantix' management earnout and management incentive equity that is unvested or reserved for issuance under management incentive plan. (6) Semantix management earnout equals to 2.5m shares earned in two equal tranches vesting at $12.50 and $15.00.

Introduction

Sources and uses

Sources ($M)	
Public entity cash in trust[1]	$230
Private Placement (committed PIPE)[2]	$94
Equity consideration to Company stockholders[3]	$620
Sponsor promote at close[4]	$49
Total sources[4]	**$993**

Uses[4] ($M)	
Equity consideration to Company stockholders	$620
Cash consideration to Company stockholders	$0
Cash to Company balance sheet[5]	$309
Sponsor promote at close	$49
Transaction expenses	$14
Total uses	**$993**

Pro Forma Shares and Ownership Structure	
Pro Forma Valuation	
Pro Forma Fully Diluted Shares Issued[5]	99.3
Price / Share	$10.0
Total Equity Value	**$993**
Less: Cash to Balance Sheet[6]	$309
Plus: Debt	$10
Pro Forma Enterprise Value	**$693**
Pro Forma Ownership[5]	
Existing Shareholders	62.5%
SPAC Public Shareholders	23.2%
PIPE Shareholders	9.4%
SPAC Founder Shares	4.9%

8

Introduction Sources and uses Pro Forma Shares and Ownership Structure Sources ($M) 1 Pro Forma Valuation Public entity cash in trust $230 5 2 Private Placement (committed PIPE) $94 Pro Forma Fully Diluted Shares Issued 99.3 3 Equity consideration to Company stockholders $620 Price / Share $10.0 4 Sponsor promote at close $49 Total Equity Value $993 4 6 Total sources $993 Less: Cash to Balance Sheet $309 Plus: Debt $10 4 Uses ($M) Pro Forma Enterprise Value $693 Equity consideration to Company stockholders $620 5 Pro Forma Ownership Cash consideration to Company stockholders $0 Existing Shareholders 62.5% 5 Cash to Company balance sheet $309 SPAC Public Shareholders 23.2% Sponsor promote at close $49 PIPE Shareholders 9.4% Transaction expenses $14 SPAC Founder Shares Total uses $993 4.9% Notes: (1) Assumes no redemptions. (2) Expected $94M to be raised prior to announcement. Please refer to “Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information” in the slide titled “Disclaimer” for important information you should consider regarding the PIPE financing, including with respect to anticipated gross proceeds. Indications of interest are non-binding and no assurance can be given that any such indicated investment will be consummated for the full amount or at all. (3) Excludes the earnout to current Semantix management and management incentive equity that is unvested or reserved for issuance under management incentive plans. (4) Excludes impact of 8 warrants and 15% of founder shares of Alpha’s sponsor subject to vesting schedule mirroring terms for the Semantix management. (5) Assumes no redemptions and full PIPE of $94M. Minimum cash condition of $85M, subject to further increase or decrease to be determined by the Company. (6) Net of estimated transaction expenses of $14M, which includes $8M of deferred underwriting commissions and approximately $6M of advisory fees and legal fees.

Semantix Overview

Semantix enables companies to develop their data journey by providing data-centric platform to accelerate digital transformation and enhance business performance through a seamless low code and low-touch data analytics platform. 10

Semantix Overview Semantix snapshot R$396M +300 +65% +153% ($73M) 1,2,3 Clients in Aug-21 Net revenue NRR in Jun-21 1 Net revenue 2022E 1 1 CAGR 2021E -2023E 56% 13% 9.5x 95%+ 1 1,2 2,4 Gross margin 2022E EBITDA margin 2022E LTV/CAC H1’21 Long-term contracts 5 in H1’21 Notes: Semantix’s historical financial statements were not prepared in accordance with IFRS or audited under the standards of the Public Company Accounting Oversight Board (PCAOB) and, only in the context of the proposed Business Combination, are being revised and restated in accordance with IFRS and PCAOB standards, which process is not yet complete. Accordingly, Semantix’s historical financial results and financial forecast information included in this presentation are preliminary and subject to change based on the completion of its financial closing procedures and further adjustments may be necessary to fully conform with IFRS and PCAOB accounting rules and standards. (1) Please refer to “Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information” in the slide titled “Disclaimer” for important information you should consider regarding these estimated financial results. (2) Please refer to “Use of Non-IFRS Financial Measures and Industry Metrics” in the slide titled “Disclaimer” for important information you should consider regarding these performance metrics. (3) NRR is calculated as gross revenue in the month of June 2021 from clients that were in Semantix’s client base as of June 2020 divided by gross revenue from these clients in the month of June 2020. (4) LTV is calculated as average gross margin contribution by client in H1’21 multiplied by margin 11 multiple, which is calculated as retention rate divided by the following formula: (1 - retention rate + discount rate). CAC is calculated as average sales and marketing expenses in H1’21 divided by the number of new clients in H1’21. (5) Contracts with duration of at least 12 months, software business only (excl. services).

Investment Highlights

Rebuilding data journey in a frictionless way

All-in-one

Infrastructure automation
Data integration
Data engineering
Data visualization
AI lifecycle

Simple & Agile

Intuitive interface
Extensible via APIs
Plug-and-play algorithms
Multi-cloud

Enterprise Ready

Stack agnostic
Data governance
Scalable and safe
Premium 24x7 support

12

Investment Highlights Rebuilding data journey in a frictionless way All-in-one Simple & Agile Enterprise Ready Infrastructure automation Intuitive interface Stack agnostic Data integration Extensible via APIs Data governance Data engineering Plug-and-play algorithms Scalable and safe Data visualization Multi-cloud Premium 24x7 support AI lifecycle 12

Investment Highlights

+10 years executing disruptive initiatives

2010
Foundation of Semantix

2011
First customers

2012
Offering of Big Data and AI courses

2013
First ML / AI project

2014
First Big Data project in Brazilian financial sector

2015
Launch of Semantix data platform

2016
Improvement of Semantix's corporate governance to become a Brazilian corporation ("S.A.")

2017
1st investor:
inovabra

2018
We built our algorithms lab
LatAm Cloudera Partner of the Year
(top LatAm partner who drove the most business with Cloudera)

2019
2nd investor:
CRESCERA INVESTIMENTOS
LatAm leader acquisition
FAST
1st LatAm subsidiary:
2nd LatAm subsidiary:

2020
3rd subsidiary:
LatAm leader acquisition
TRADIMUS
Acquisition to enhance integration capabilities
LinkApi

2021
Accelerated growth of proprietary SaaS products

13

Investment Highlights +10 years executing disruptive initiatives Multi-year relationships with +300 clients using 2021 our solutions in +15 countries Accelerated growth of 2020 proprietary rd 3 subsidiary: SaaS products 2019 nd 2 investor: 2018 LatAm leader We built our acquisition algorithms lab 2017 LatAm leader st 1 investor: acquisition LatAm Cloudera Acquisition to 2016 Partner of the enhance 2015 Improvement Year integration 2014 Launch of of Semantix's (top LatAm partner st capabilities 1 LatAm 2013 First Big Data Semantix data who drove the most corporate 2012 subsidiary: project in business with First ML / AI platform 2011 governance to Offering of Big Cloudera) Brazilian 2010 project become a First customers Data and AI financial sector Brazilian Foundation of courses corporation nd 2 LatAm Semantix ( S.A. ) subsidiary: 13

Investment Highlights

Investment Highlights Semantix investment highlights Massive $89B+ estimated global data total addressable market in 2024 with a long 1 runway for high growth 2 Pure data digital transformation provider across the client lifecycle 3 Proven and profitable business model 4 Significant organic and inorganic growth opportunities Culture of excellence driving strong talent acquisition and retention 5 15

Investment Highlights 1 The opportunity ahead of us Analytical data Transactional Data Estimated global 1 stores databases integration TAM in 2024 0.2% Semantix estimated 2 global share in 2024 Estimated Global TAM 1 in 2024 $89 B Source: IDC, in terms of estimated potential revenue pool in 2024. Notes: Semantix’s historical financial statements were not prepared in accordance with IFRS or audited under the standards of the Public Company Accounting Oversight Board (PCAOB) and, only in the context of the proposed Business Combination, are being revised and restated in accordance with IFRS and PCAOB standards, which process is not yet complete. Accordingly, Semantix’s historical financial results and financial forecast information included in this presentation are preliminary and subject to change based on the completion of its financial closing procedures and further adjustments may be necessary to fully conform with IFRS and PCAOB accounting rules and standards. 16 (1) Please refer to “Forward-Looking Statements” in the slide titled “Disclaimer” for important information you should consider regarding the size of Semantix’s total addressable market.. (2) Considering Semantix 2024E gross revenue. Please refer to “Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information” in the slide titled “Disclaimer” for important information you should consider regarding these estimated financial results.

Investment Highlights 1 Powerful set of solutions +146% 21% Proprietary SaaS Data visualization Data lake automation Data preparation Data ingestion & integration Data lab Access Management +41% 58% Third-party SaaS Marketplace and managed services of 3rd party components focused on data lake creation, data search and visualization +13% 21% AI & Analytics Services Consulting Data integration Data Data science engineering 1 2021E / % of Building data-driven solutions and placing clients 1 2020 2021E 2 revenue revenue one step ahead with frontier technology Notes: Semantix’s historical financial statements were not prepared in accordance with IFRS or audited under the standards of the Public Company Accounting Oversight Board (PCAOB) and, only in the context of the proposed Business Combination, are being revised and restated in accordance with IFRS and PCAOB standards, which process is not yet complete. Accordingly, Semantix’s historical financial results and financial forecast information included in this presentation are preliminary and subject to change based on the completion of its financial closing procedures and further adjustments may be necessary to fully conform with IFRS and PCAOB accounting rules and standards. (1) Please refer to “Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information” in the slide titled “Disclaimer” for important information you should consider regarding these estimated financial results. 17 (2) Breakdown of net revenue by third-party SaaS, proprietary SaaS and AI & analytics services was based on Semantix’s management numbers and does not directly derive from its historical consolidated financial statements which are being revised and restated in accordance with IFRS and PCAOB standards.

Investment Highlights

1 Data-driven products and services

Software net revenue breakdown[1] (%)
Proprietary
Third-party
99%
1%
2019
83%
17%
2020[2]
73%
27%
2021E[3]
45%
55%
2022E[3]
29%
71%
2023E[3]

Initial land

Third-party products play an important role in generating leads

Services offering allows upselling to proprietary software products

Expansion

Natural migration from third-party products to proprietary products

Offering of software products to services clients

Increasing SaaS relevance

Result of an increasing relevance of proprietary software product sales

Software

2021E – 79% of total net revenue[3]

Services

2021E – 21% of total net revenue[3]

18

Investment Highlights 1 Data-driven products and services 1 Software net revenue breakdown (%) Proprietary Third-party 29% 45% Increasing SaaS 73% 83% 99% 71% relevance 55% 27% 17% 1% Result of an increasing 2 3 3 3 2019 2020 2021E 2022E 2023E relevance of Expansion proprietary software Natural migration from product sales third-party products to Initial land proprietary products Third-party products Offering of software Software play an important role products to services in generating leads 3 2021E – 79% of total net revenue clients Services offering allows upselling to proprietary software products Services 3 2021E – 21% of total net revenue Notes: Semantix’s historical financial statements were not prepared in accordance with IFRS or audited under the standards of the Public Company Accounting Oversight Board (PCAOB) and, only in the context of the proposed Business Combination, are being revised and restated in accordance with IFRS and PCAOB standards, which process is not yet complete. Accordingly, Semantix’s historical financial results and financial forecast information included in this presentation are preliminary and subject to change based on the completion of its financial closing procedures and further adjustments may be necessary to fully conform with IFRS and PCAOB accounting rules and standards. (1) Breakdown of net revenue by third-party SaaS, proprietary SaaS and AI & analytics services was based on Semantix’s management numbers and does not directly derive from its historical consolidated financial statements which are being revised and restated in accordance with IFRS and 18 18 PCAOB standards. (2) Pro-forma figures for 2020, including full 2020 year of LinkAPI, Semantix’s data integration platform acquired in December 2020. Accordingly, 2020 gross margin included in this Presentation is different from gross margin based on the information included in Semantix’s historical consolidated financial statements which are being revised and restated in accordance with IFRS and PCAOB standards. The 2020 pro-forma figures have not been calculated in accordance with Regulation S-X and were based on unaudited financial information of LinkAPI. (3) Please refer to “Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information” in the slide titled “Disclaimer” for important information you should consider regarding these estimated financial results.

Investment Highlights

2 Pioneer multi-cloud data platform

Business Performance
Data Apps based on A.I.
Finance
Health
Smarter Sales
Live Shopping
Smart ID
Intelligent Chat
Foundation Services
Data Integration
Data Ops
ML Ops
Data Governance
Data Sharing
Data Visualization
AI Store
Algorithms As A Service
Key industries
Finance/ insurance
Retail
Telecom
Healthcare
Industrials
Agribusiness
SEMANTIX DATA PLATFORM
Cloud computing platforms

19

Investment Highlights 2 Pioneer multi-cloud data platform Key industries Key industries AI Store Finance/ Business insurance Performance Retail Data Apps based on A.I. Smarter Live Intelligent Health Smart ID Finance Shopping Sales Chat Telecom Healthcare Industrials Algorithms Foundation As A Service Data Data Data Data Services Data Ops ML Ops Agribusiness Integration Governance Sharing Visualization SEMANTIX DATA PLATFORM Cloud computing platforms 19

Investment Highlights

2

Diving into our **data platform**

Data sources
Databases
Legacy Systems
ERP
SaaS Apps
CRM
Applications
API
Web Services
XML
Files
Data Loaders
Data Lake
Raw Data
Trusted Data
Service Data
Catalog
Discovery
Lineage
Semantix Data Platform
Cloud computing platforms
Data Sharing
Data Visualization
AI & Analytics
Insights Stores
AI
A.I Store
M.L Development

20

Investment Highlights 2 Diving into our data platform Data sources Data Sharing Databases ERP Legacy Systems Data AI & Analytics Data Loaders Visualization CRM SaaS Apps Raw Trusted Service Insights Data Data Data Stores Data Applications Lake Catalog Lineage Discovery Web Services Semantix Data Platform A.I Store Cloud computing platforms M.L Development 20 Files

Investment Highlights

2 How we impact our clients

AI models to monitor production disruption and identify the problem source

Semantix solutions:
Software
AI & Analytics Services

Luxury automotive company

Semantix solution:
Software

Multinational electronics company

AI models to support payments and anti-fraud systems, and to enhance credit risk management tools

Large financial institution

Semantix solutions:
Software
AI & Analytics Services

Real time big data consumption API to deliver customized offerings to clients

Large telecom company

Semantix solutions:
Software
AI & Analytics Services

21

Investment Highlights 2 How we impact our clients AI models to monitor Full data integration production disruption and optimization of the and identify the company’s e-commerce problem source ecosystem in LatAm Semantix solutions: Luxury Multinational Software automotive Semantix solution: electronics AI & Analytics Services company Software company AI models to support Real time big data payments and anti- consumption API to fraud systems, and to deliver customized enhance credit risk offerings to clients management tools Large Large Semantix solutions: Semantix solutions: financial telecom Software Software institution company AI & Analytics Services AI & Analytics Services 21

Investment Highlights 3 High-growth profile with improving profitability 1 1 Net revenue (R$ M) Gross margin (%) 538 Bps : +2,150 19-23E 63% CAGR : +57% 19-23E 56% 396 42% 42% 35% 198 135 89 2 2 2019 2020 2021E 2022E 2023E 2019 2020 2021E 2022E 2023E Notes: Semantix’s historical financial statements were not prepared in accordance with IFRS or audited under the standards of the Public Company Accounting Oversight Board (PCAOB) and, only in the context of the proposed Business Combination, are being revised and restated in accordance with IFRS and PCAOB standards, which process is not yet complete. Accordingly, Semantix’s historical financial results and financial forecast information included in this presentation are preliminary and subject to change based on the completion of its financial closing procedures and further adjustments may be necessary to fully conform with IFRS and PCAOB accounting rules and standards. (1) Please refer to “Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information” in the slide titled “Disclaimer” for important information you should consider regarding these estimated financial results. (2) Pro-forma figures for 2020, including full 2020 year of LinkAPI, Semantix’s data integration platform acquired in December 2020. Accordingly, 2020 gross margin included in this Presentation is different from gross margin based on the 22 information included in Semantix’s historical consolidated financial statements which are being revised and restated in accordance with IFRS and PCAOB standards. The 2020 pro-forma figures have not been calculated in accordance with Regulation S-X and were based on unaudited financial information of LinkAPI.

Investment Highlights 3 Sustainable gross margin expansion 1,2 Gross profit contribution bridge (R$ M) 35% 42% 56% Gross margin Gross margin Gross margin 223 (4) 13 7 124 83 2 (3) 18 48 18 Gross profit Proprietary Third-party AI & Analytics Other costs Gross profit Proprietary Third-party AI & Analytics Other costs Gross profit 3 2020 SaaS SaaS 2021E SaaS SaaS 2022E Notes: Semantix’s historical financial statements were not prepared in accordance with IFRS or audited under the standards of the Public Company Accounting Oversight Board (PCAOB) and, only in the context of the proposed Business Combination, are being revised and restated in accordance with IFRS and PCAOB standards, which process is not yet complete. Accordingly, Semantix’s historical financial results and financial forecast information included in this presentation are preliminary and subject to change based on the completion of its financial closing procedures and further adjustments may be necessary to fully conform with IFRS and PCAOB accounting rules and standards. (1) Please refer to “Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information” in the slide titled “Disclaimer” for important information you should consider regarding these estimated financial results. (2) Breakdown of gross profit by third-party SaaS, proprietary SaaS and AI & analytics services was based on Semantix’s management numbers and does not directly derive from its historical consolidated financial statements which are being 23 revised and restated in accordance with IFRS and PCAOB standards. (3) Pro-forma figures for 2020, including full 2020 year of LinkAPI, Semantix’s data integration platform acquired in December 2020. Accordingly, 2020 gross margin included in this Presentation is different from gross margin based on the information included in Semantix’s historical consolidated financial statements which are being revised and restated in accordance with IFRS and PCAOB standards. The 2020 pro- forma figures have not been calculated in accordance with Regulation S-X and were based on unaudited financial information of LinkAPI.

Investment Highlights

4

Multiple vectors for continuous growth

Acquire new customers

- GTM focus
- Increase penetration in the Americas

Roll-up of our products and solutions

- Migration to proprietary data-centric solutions
- Execution of our product roadmap

Expand within our current client base

- Increase cross and up-selling within our clients

Execute bolt-on acquisitions

- Perform new accretive acquisitions of several targets already mapped
- Benefit from shared services center and integration expertise
- 2 key potential M&A targets

Expand globally

- Increase penetration and growth outside the Americas

24

Investment Highlights 4 Multiple vectors for continuous growth Expand globally Execute bolt-on acquisitions ■ Increase penetration and growth outside the Expand within our Americas current client base Roll-up of our ■ Perform new accretive products and Acquire new acquisitions of several solutions targets already mapped customers ■ Benefit from shared services center and ■ Increase cross and up- integration expertise selling within our clients ■ 2 key potential M&A ■ Migration to proprietary targets ■ GTM focus data-centric solutions ■ Increase penetration in the ■ Execution of our product Americas roadmap 24

Investment Highlights

4 Our go-to-market strategy

Enterprises
SMB

Direct sales of Data Platform Services and Support

8
Sales reps

Indirect sales of SaaS solutions

+10
Channels

Key industries

- Finance/ insurance
- Retail
- Telecom
- Healthcare
- Industrials
- Agribusiness

25

Investment Highlights 4 Our go-to-market strategy Key industries App Stores Finance/ insurance Retail Direct sales of Data Platform 8 Enterprises Services and Support Sales reps Telecom Healthcare +10 SMB Indirect sales of SaaS solutions Channels Industrials Agribusiness 25

Investment Highlights 4 Early international expansion Client breakdown per country Client breakdown per country 1 1, 2 (%, # of clients) (%, gross revenue) 4% 1% 2% 4% 1% 8% 12% 12% 1% 8% 2% 6% 5% 86% 1% 83% 87% 91% 91% 94% 2018 2019 2020 2018 2019 2020 Notes: Semantix’s historical financial statements were not prepared in accordance with IFRS or audited under the standards of the Public Company Accounting Oversight Board (PCAOB) and, only in the context of the proposed Business Combination, are being revised and restated in accordance with IFRS and PCAOB standards, which process is not yet complete. Accordingly, Semantix’s historical financial results and financial forecast information included in this presentation are preliminary and subject to change based on the completion of its financial closing procedures and further adjustments may be necessary to fully conform with IFRS and PCAOB accounting rules and standards. 26 (1) Does not include LinkAPI, our data integration platform acquired in December 2020, in the calculations. (2) Breakdown of gross revenue by country was based on Semantix’s management numbers and does not directly derive from its historical consolidated financial statements which are being revised and restated in accordance with IFRS and PCAOB standards.

Investment Highlights

5

Led by a team of **pioneers**

Top management

Leonardo Santos
Co-Founder and CEO

Leandro Santos
Co-Founder and COO

Leonardo Dias
Co-Founder and CDO

Thiago Lima
CTO

Adriano Alcalde
CFO

Silvio Mota
CRO

Luciano Dolenc
International Business Development

Paula Pervelli
People

Juliana Scarpellini
Legal and Compliance

500
Semânticos[1,2]

251
Developers[2]

25
SOP holders[2]

27

Investment Highlights 5 Led by a team of pioneers Top management Leonardo Santos Leandro Santos Leonardo Dias Thiago Lima Adriano Alcalde Co-Founder and CEO Co-Founder and COO Co-Founder and CDO CTO CFO Silvio Mota Luciano Dolenc Paula Pervelli Juliana Scarpellini CRO International Business People Legal and Compliance Development 25 500 251 2 1,2 SOP holders 2 Semânticos Developers 27 Notes (1) Refers to Semantix’s employees. (2) As of September 30, 2021.

Investment Highlights

5 Award-winning company

ISG Provider Lens™ – Analytics Platforms 2021

isg Provider Lens
Product Challenger
Leader
Semantix
Contender
Market Challenger
Portfolio Attractiveness
Low
High
Competitive Strength
Low
High
Other Analytics Platform companies

Technology Innovators
Leonardo Santos was selected as one of the top 50 CEOs in Artificial Intelligence in 2021

AI Magazine
2020 Global Excellence Awards Leading Innovation in BIG DATA and AI Business Solutions Platform - Brazil

Great Place to Work
Best Workplaces 2021

Industry Wired
Leonardo Santos was selected as one of the top 20 Transformational Business Leaders in 2019

CIO Review
20 Most Promising Latin America Tech Companies 2020

TOP 10
Best in class startups in the AI sector

28

Investment Highlights 5 Award-winning company ISG Provider Lens™ – Analytics Platforms 2021 Recognized by ISG in 2021 as Leader in Data Preparation & Integration Product Leader Challenger Robust all-in-one solution for the entire data journey Easy to use and to deploy Market SaaS solution with high pricing visibility Contender Challenger Competitive Strength Low High Other Analytics Platform companies Technology Innovators AI Magazine Great Place to Work Leonardo Santos was selected 2020 Global Excellence Awards Best Workplaces 2021 as one of the top 50 CEOs in Leading Innovation in BIG DATA Artificial Intelligence in 2021 and AI Business Solutions Platform - Brazil Industry Wired CIO Review TOP 10 Leonardo Santos was selected 20 Most Promising Latin Best in class startups in the AI as one of the top 20 America Tech Companies 2020 sector Transformational Business Leaders in 2019 28 Source: ISG Research 2021, Industry Wired, AI Magazine, CIO Review, Global Excellence Awards, Top 10 and Great Place to Work. Low High Portfolio Attractiveness

Benchmarking

Benchmarking

Public comparable selection and considerations for Semantix

	Semantix	Analytics	High Growth Services	Brazil Software
Comps *Revenue growth '20-'21E[1]* *EV / '22E Rev. / Rev. Growth Rate[1]*	***Semantix presents revenue growth consistent with peers but is valued at a discount*** 46% / 0.1x	Snowflake: 94% / 0.8x Datadog: 56% / 1.0x Couchbase: 17% / 0.3x MongoDB: 38% / 0.9x Dynatrace: 30% / 0.8x Confluent: 49% / 1.0x Elastic: 34% / 0.6x Alteryx: 6% / 0.5x Splunk: 15% / 0.5x	EPAM: 38% / 0.3x Globant: 53% / 0.3x Endava: 47% / 0.3x	Locaweb: 51% / 0.2x TOTVS: 14% / 0.3x VTEX: 26% / 0.8x
Products	• Data platform • SaaS applications • Services and training	• Market data • Cloud software and data analytics • Data warehousing • Infrastructure monitoring • IOT support • Database platforms	• Software product development and digital platform engineering • Maintenance, testing, and infrastructure management	• Digital business transformation • Consulting, assistance and maintenance services • SaaS digital commerce platform
Growth	• Majority of growth coming from SaaS as they gain market share and consolidate • Strong growth from Professional Services vertical	• More mature businesses with margins ranging from low single-digit to high double-digit • Largest growth from data analytics and data warehousing	• Exhibiting consistently strong revenue growth in the 30-50% range	• Wider revenue growth range from 15-50% • Highest growth from SaaS digital commerce platform (localweb)

30

Benchmarking Public comparable selection and considerations for Semantix Brazil High Growth Analytics Software Services Semantix presents Comps 94% / 0.8x 56% / 1.0x 17% / 0.3x 38% / 0.3x 51% / 0.2x revenue growth consistent with peers but is valued at Revenue growth a discount 1 ’20-’21E 46% / 0.1x 38% / 0.9x 30% / 0.8x 49% / 1.0x 53% / 0.3x 14% / 0.3x EV / ’22E Rev. / Rev. Growth 1 Rate 34% / 0.6x 6% / 0.5x 15% / 0.5x 47% / 0.3x 26% / 0.8x • Data platform • Market data• Software product • Digital business • SaaS applications • Cloud software and data development and digital transformation • Services and training analytics platform engineering• Consulting, assistance and Products • Data warehousing • Maintenance, testing, and maintenance services • Infrastructure monitoring infrastructure • SaaS digital commerce • IOT support management platform • Database platforms • Majority of growth • More mature businesses • Exhibiting consistently • Wider revenue growth coming from SaaS as with margins ranging from strong revenue growth in range from 15-50% they gain market low single-digit to high the 30-50% range• Highest growth from SaaS share and consolidate double-digit digital commerce platform Growth • Strong growth from • Largest growth from data (localweb) Professional Services analytics and data vertical warehousing Source: Historical and projected financial information of comparable companies identified by management of Semantix sourced by FactSet, as of October 14, 2021. Notes: Semantix’s historical financial statements were not prepared in accordance with IFRS or audited under the standards of the Public Company Accounting Oversight Board (PCAOB) and, only in the context of the proposed Business Combination, are being revised and restated in accordance with IFRS and PCAOB standards, which process is not yet complete. Accordingly, Semantix’s historical financial results and financial forecast information included in this presentation are preliminary and subject to change based on the 30 completion of its financial closing procedures and further adjustments may be necessary to fully conform with IFRS and PCAOB accounting rules and standards. (1) Please refer to “Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information” in the slide titled “Disclaimer” for important information you should consider regarding these estimated financial results.

Benchmarking

Attractive financial profile vs. peers

Semantix financial profile

59%
of Net Revenue CAGR from 2020A to 2023E[1]

84%
of Net Revenue coming from SaaS by 2023E[1]

9.5x
LTV / CAC ratio in H1'21[1]

63%
Gross Margin in 2023E[1]

- Semantix is projecting strong growth amongst comparable businesses identified by management of Semantix with a reliable combination of recurring revenue and track record of market penetration
- On a multiple and growth-adjusted multiple basis, Semantix represents a discount to most of the comparables
- Multiple avenues for margin improvement

Compelling valuation relative to peers

EV / 2022E Revenue vs Revenue Growth

EV / 2022E Revenue
R^2 = 0.5139
60x
50x
40x
30x
20x
10x
-
-
25%
50%
75%
100%
'21-'22 Revenue Growth
Revenue multiple below peers despite strong growth
VTEX
splunk
alteryx
endava
locaweb
Globant
epam
TOTVS
Semantix

EV / 2022E Revenue / Growth Rate

Analytics
High Growth Services
Brazil Software
1.00x
0.75x
0.50x
0.25x
0.0x
VTEX
Couchbase
alteryx
splunk
endava
Globant
epam
TOTVS
locaweb
Semantix

31

Benchmarking Attractive financial profile vs. peers Semantix financial profile Compelling valuation relative to peers EV / 2022E Revenue vs Revenue Growth EV / 2022E Revenue / Growth Rate 59% 84% EV / 2022E Revenue Analytics 2 60x R = 0.5139 of Net Revenue of Net Revenue coming 1 High Growth Services CAGR from from SaaS by 2023E 1.00x 1 2020A to 2023E Brazil Software 50x 63% 9.5x LTV / CAC Gross Margin 40x 1 1 0.75x ratio in H1’21 in 2023E 30x • Semantix is projecting strong growth amongst 0.50x 20x Revenue comparable businesses identified by management multiple below of Semantix with a reliable combination of peers despite strong growth recurring revenue and track record of market 10x penetration • On a multiple and growth-adjusted multiple basis, 0.25x Semantix represents a discount to most of the - comparables - 25% 50% 75% 100% • Multiple avenues for margin improvement ′21-’22 Revenue Growth 0.0x Source: Historical and projected financial information of comparable companies identified by management of Semantix sourced by FactSet, as of October 14, 2021. Notes: Semantix’s historical financial statements were not prepared in accordance with IFRS or audited under the standards of the Public Company Accounting Oversight Board (PCAOB) and, only in the context of the proposed Business Combination, are being revised and restated in accordance with IFRS and PCAOB standards, which process is not yet complete. Accordingly, Semantix’s historical financial results and financial forecast information included in this presentation are preliminary and subject to change based on the 31 completion of its financial closing procedures and further adjustments may be necessary to fully conform with IFRS and PCAOB accounting rules and standards. (1) Please refer to “Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information” in the slide titled “Disclaimer” for important information you should consider regarding these estimated financial results.

Benchmarking

Semantix shows strong growth in revenue and gross profit

Semantix has an outstanding track record in growing its gross profit above its peers in Analytics and Next Gen Services companies

$36
$1,147
$944
$352
$814
$814
$911
$121
$2,574
$527
$1,246
$723
$3,665
$143
$124
$574
46.4%
93.8%
56.4%
49.0%
37.8%
33.7%
29.5%
17.2%
15.4%
6.4%
53.1%
47.0%
37.8%
50.7%
26.2%
14.1%
Semantix
snowflake
DATADOG
CONFLUENT
mongoDB
elastic
dynatrace
Couchbase
splunk
alteryx
Globant
endava
<epam>
locaweb
VTEX
TOTVS

Gross profit growth 2020A-2021E (%)[1]

72.8%
127.5%
53.2%
49.5%
44.3%
56.5%
42.4%
15.9%
17.8%
6.6%
59.6%
65.7%
36.8%
66.2%
20.0%
59.4%
Semantix
snowflake
DATADOG
CONFLUENT
mongoDB
elastic
dynatrace
Couchbase
splunk
alteryx
Globant
endava
<epam>
locaweb
VTEX
TOTVS

- Semantix
- Analytics
- Next Gen Services
- Brazil Software

32

Benchmarking Semantix shows strong growth in revenue and gross profit 1 Revenue growth 2020A-2021E (%), 2021E revenue (US$ mm) $36 $1,147 $944 $352 $814 $814 $911 $121 $2,574 $527 $1,246 $723 $3,665 $143 $124 $574 Semantix’s revenue growth is 93.8% in line with Analytics and Next Gen Services 56.4% 53.1% 50.7% 49.0% 47.0% 46.4% companies 37.8% 37.8% 33.7% 29.5% 26.2% Semantix has an 17.2% 15.4% 14.1% 6.4% outstanding track record in growing its gross profit above its peers in 1 Gross profit growth 2020A-2021E (%) Analytics and Next 127.5% Gen Services companies 72.8% 65.7% 66.2% 59.6% 59.4% 56.5% 53.2% Semantix 49.5% 44.3% 42.4% 36.8% Analytics 20.0% 17.8% 15.9% 6.6% Next Gen Services Brazil Software Source: Historical and projected financial information of comparable companies identified by management of Semantix sourced by FactSet, as of October 14, 2021. Notes: Semantix’s historical financial statements were not prepared in accordance with IFRS or audited under the standards of the Public Company Accounting Oversight Board (PCAOB) and, only in the context of the proposed Business Combination, are being revised and restated in accordance with IFRS and PCAOB standards, which process is not yet complete. Accordingly, Semantix’s historical financial results and financial forecast information included in this presentation are preliminary and subject to change based on the 32 completion of its financial closing procedures and further adjustments may be necessary to fully conform with IFRS and PCAOB accounting rules and standards. (1) Please refer to “Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information” in the slide titled “Disclaimer” for important information you should consider regarding these estimated financial results.

Benchmarking

Semantix has significant operating leverage

Semantix has superior operating leverage than Analytics comparables

SG&A 2022E / revenue 2022E (%)[1]

43.1%
87.3%
85.2%
68.4%
56.1%
54.1%
51.8%
45.8%
39.8%
36.9%
23.0%
19.3%
17.9%
60.8%
35.1%
28.9%
Semantix
CONFLUENT
Couchbase
alteryx
splunk>
snowflake
dynatrace
elastic
DATADOG
Globant
endava
<epam>
VTEX
locaweb
TOTVS

21.0%
71.4%
68.2%
52.7%
46.4%
43.7%
43.9%
35.3%
38.4%
29.7%
n.a.
n.a.
n.a.
42.2%
17.4%
18.6%
Semantix
CONFLUENT
Couchbase
alteryx
splunk>
snowflake
dynatrace
elastic
DATADOG
Globant
endava
<epam>
VTEX
locaweb
TOTVS

- Semantix
- Analytics
- Next Gen Services
- Brazil Software

33

Benchmarking Semantix has significant operating leverage 1 SG&A 2022E / revenue 2022E (%) Semantix has superior operating 87.3% 85.2% leverage than 68.4% Analytics 60.8% 56.1% 54.1% 51.8% comparables 45.8% 43.1% 39.8% 36.9% 35.1% 28.9% 23.0% 19.3% 17.9% 1 Sales and marketing expenses 2022E / revenue 2022E (%) 71.4% 68.2% 52.7% 46.4% 43.7% 43.9% 42.2% 38.4% Semantix 35.3% 29.7% 21.0% 18.6% 17.4% Analytics n.a. n.a. n.a. Next Gen Services Brazil Software Source: Historical and projected financial information of comparable companies identified by management of Semantix sourced by FactSet, as of October 14, 2021. Notes: Semantix’s historical financial statements were not prepared in accordance with IFRS or audited under the standards of the Public Company Accounting Oversight Board (PCAOB) and, only in the context of the proposed Business Combination, are being revised and restated in accordance with IFRS and PCAOB standards, which process is not yet complete. Accordingly, Semantix’s historical financial results and financial forecast information included in this presentation are preliminary and subject to change based on the 33 completion of its financial closing procedures and further adjustments may be necessary to fully conform with IFRS and PCAOB accounting rules and standards. (1) Please refer to “Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information” in the slide titled “Disclaimer” for important information you should consider regarding these estimated financial results.

Benchmarking

Gross margin & EBITDA margin

Semantix expects to continue its gross margin expansion by +700bps between 2022 and 2023[1]

2022E Gross margin (%)[1]

56.3%
63.3%
2022
2023
Semantix
91.1%
87.0%
84.9%
77.2%
77.1%
76.7%
71.4%
68.8%
67.6%
39.0%
37.7%
35.3%
88.4%
64.3%
53.4%
alteryx
Couchbase
dynatrace
elastic
DATADOG
splunk
CONFLUENT
Globant
endava
<epam>
TOTVS
VTEX
locaweb

2022E EBITDA margin (%)[1,2]

13.4%
22.9%
2022
2023
Semantix
3.9%
NA
25.6%
2.3%
14.0%
NA
NA
NA
NA
19.8%
24.8%
19.3%
25.2%
NA
26.5%
alteryx
Couchbase
dynatrace
elastic
DATADOG
splunk
CONFLUENT
Globant
endava
<epam>
TOTVS
VTEX
locaweb

- Semantix
- Analytics
- Next Gen Services
- Brazil Software

34

Benchmarking Gross margin & EBITDA margin 1 2022E Gross margin (%) 91.1% 88.4% 87.0% 84.9% 77.2% 77.1% Semantix expects 76.7% 71.4% 68.8% 67.6% to continue its 64.3% 63.3% 56.3% gross margin 53.4% expansion by 39.0% 37.7% 35.3% +700bps between 1 2022 and 2023 Semantix’s long 2022 2023 term guidance is to match gross margins to its Analytics peers 1,2 2022E EBITDA margin (%) 26.5% 25.6% 24.8% 25.2% 22.9% 19.8% 19.3% 14.0% 13.4% Semantix 3.9% 2.3% NA NA NA NA NA NA Analytics 2022 2023 Next Gen Services Brazil Software Source: Historical and projected financial information of comparable companies identified by management of Semantix sourced by FactSet, as of October 14, 2021. Notes: Semantix’s historical financial statements were not prepared in accordance with IFRS or audited under the standards of the Public Company Accounting Oversight Board (PCAOB) and, only in the context of the proposed Business Combination, are being revised and restated in accordance with IFRS and PCAOB standards, which process is not yet complete. Accordingly, Semantix’s historical financial results and financial forecast information included in this presentation are preliminary and subject to change based on the completion of its financial closing procedures and further adjustments may be necessary to fully conform with IFRS and PCAOB accounting rules and standards. 34 (1) Please refer to “Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information” in the slide titled “Disclaimer” for important information you should consider regarding these estimated financial results. (2) Please refer to “Use of Non-IFRS Financial Measures and Industry Metrics” in the slide titled “Disclaimer” for important information you should consider regarding these performance metrics.

Benchmarking

Attractive entry multiples

Semantix's implied transaction EV/Revenue multiple, provides a unique entry point

2022: 8.7x[1]

2023: 6.4x[1]

Semantix's growth in revenue and profitability can result in a significant multiple expansion

EV / 2022E revenue (x)[1]

8.7x
50.5x
35.9x
34.5x
28.6x
19.6x
15.1x
9.0x
8.6x
8.3x
9.0x
7.6x
7.6x
23.6x
10.3x
5.8x
Semantix
snowflake
DATADOG
CONFLUENT
dynatrace
elastic
splunk>
alteryx
Couchbase
endava
<epam>
Globant
VTEX
locaweb
TOTVS

EV / 2023E revenue (x)[1]

6.4x
32.0x
27.4x
25.8x
22.0x
15.7x
11.9x
7.4x
6.9x
6.7x
7.4x
6.1x
6.0x
18.3x
7.8x
5.1x
Semantix
snowflake
DATADOG
CONFLUENT
dynatrace
elastic
splunk>
alteryx
Couchbase
endava
<epam>
Globant
VTEX
locaweb
TOTVS

- Semantix
- Analytics
- Next Gen Services
- Brazil Software

35

Benchmarking Attractive entry multiples 1 EV / 2022E revenue (x) Semantix’s implied 50.5x transaction EV/Revenue 35.9x multiple, provides a 34.5x unique entry point 28.6x 23.6x 1 2022: 8.7x 19.6x 15.1x 1 2023: 6.4x 10.3x 8.7x 9.0x 8.6x 9.0x 8.3x 7.6x 7.6x 5.8x Semantix’s growth in revenue and profitability can result in a 1 significant multiple EV / 2023E revenue (x) expansion 32.0x 27.4x 25.8x 22.0x 18.3x Semantix 15.7x 11.9x Analytics 7.4x 7.4x 7.8x 6.9x 6.7x 6.4x 6.1x 6.0x 5.1x Next Gen Services Brazil Software Source: Historical and projected financial information of comparable companies identified by management of Semantix sourced by FactSet, as of October 14, 2021. Notes: Semantix’s historical financial statements were not prepared in accordance with IFRS or audited under the standards of the Public Company Accounting Oversight Board (PCAOB) and, only in the context of the proposed Business Combination, are being revised and restated in accordance with IFRS and PCAOB standards, which process is not yet complete. Accordingly, Semantix’s historical financial results and financial forecast information included in this presentation are preliminary and subject to change based on the 35 completion of its financial closing procedures and further adjustments may be necessary to fully conform with IFRS and PCAOB accounting rules and standards. (1) Please refer to “Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information” in the slide titled “Disclaimer” for important information you should consider regarding these estimated financial results.

Benchmarking

Attractive entry multiples II

On a growth adjusted basis the entry multiple is even more compelling:

2022: 8.7x / (100% x 100) = 0.09x[1]

2023: 6.4x / (36% x 100) = 0.18x[1]

EV / 2022E revenue / growth (x)[1]

0.1x
1.0x
1.0x
0.9x
0.8x
0.8x
0.6x
0.5x
0.5x
0.3x
0.3x
0.3x
0.3x
0.8x
0.3x
0.2x
Semantix
DATADOG
CONFLUENT
snowflake
dynatrace
elastic
splunk>
alteryx
Couchbase
endava
<epam>
Globant
VTEX
TOTVS
locaweb

EV / 2023E revenue / growth (x)[1]

0.2x
0.9x
0.8x
0.7x
0.6x
0.6x
0.4x
0.3x
0.3x
0.3x
0.3x
0.3x
0.2x
0.6x
0.3x
0.2x
Semantix
DATADOG
CONFLUENT
snowflake
dynatrace
elastic
splunk>
alteryx
Couchbase
endava
<epam>
Globant
VTEX
TOTVS
locaweb

- Semantix
- Analytics
- Next Gen Services
- Brazil Software

36

Benchmarking Attractive entry multiples II 1 EV / 2022E revenue / growth (x) On a growth 1.0x 1.0x adjusted basis the 0.9x entry multiple is 0.8x 0.8x 0.8x even more 0.6x compelling: 0.5x 0.5x 0.3x 0.3x 0.3x 0.3x 0.3x 2022: 8.7x / (100% x 0.2x 1 100) = 0.09x 0.1x 2023: 6.4x / (36% x 1 100) = 0.18x 1 EV / 2023E revenue / growth (x) 0.9x 0.8x 0.7x 0.6x 0.6x 0.6x Semantix 0.4x 0.3x 0.3x 0.3x 0.3x 0.3x 0.3x Analytics 0.2x 0.2x 0.2x Next Gen Services Brazil Software Source: Historical and projected financial information of comparable companies identified by management of Semantix sourced by FactSet, as of October 14, 2021. Notes: Semantix’s historical financial statements were not prepared in accordance with IFRS or audited under the standards of the Public Company Accounting Oversight Board (PCAOB) and, only in the context of the proposed Business Combination, are being revised and restated in accordance with IFRS and PCAOB standards, which process is not yet complete. Accordingly, Semantix’s historical financial results and financial forecast information included in this presentation are preliminary and subject to change based on the 36 completion of its financial closing procedures and further adjustments may be necessary to fully conform with IFRS and PCAOB accounting rules and standards. (1) Please refer to “Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information” in the slide titled “Disclaimer” for important information you should consider regarding these estimated financial results.

Financial Highlights

Financial highlights 1 4 5 5 5 (US$ ‘000 ) 2019A 2020A 2021E 2022E 2023E Semantix Projected Financial Performance 2 $10,045 $18,207 $28,892 $60,595 $83,571 SaaS Revenue % of total revenue 61% 73% 79% 83% 84% 2 $70 $3,118 $7,681 $33,274 $59,039 Proprietary % of SaaS revenue 1% 17% 27% 55% 71% 2 $9,975 $15,089 $21,211 $27,321 $24,532 Third-party % of SaaS revenue 99% 83% 73% 45% 29% 2 AI & Analytics Services Revenue $6,315 $6,630 $7,465 $12,168 $15,392 % of total revenue 39% 27% 21% 17% 16% $16,360 $24,837 $36,357 $72,763 $98,963 Total Revenue 52% 46% 100% 36% % growth Total Gross Profit $6,832 $8,815 $15,230 $40,976 $62,667 Margin % 42% 35% 42% 56% 63% Margin change (630) bps +640 bps +1,440 bps +700 bps $8,045 $9,985 $12,453 $31,210 $40,047 Total SG&A % of total revenue 49% 40% 34% 43% 40% 3 6 Adj. EBITDA ($1,213) ($1,169) $2,777 $9,766 $22,620 Margin % (7%) (5%) 8% 13% 23% Growth % n.a. n.a. 252% 132% Margin change +270 bps +1,230 bps +580 bps +940 bps Notes: Semantix’s historical financial statements were not prepared in accordance with IFRS or audited under the standards of the Public Company Accounting Oversight Board (PCAOB) and, only in the context of the proposed Business Combination, are being revised and restated in accordance with IFRS and PCAOB standards, which process is not yet complete. Accordingly, Semantix’s historical financial results and financial forecast information included in this presentation are preliminary and subject to change based on the completion of its financial closing procedures and further adjustments may be necessary to fully conform with IFRS and PCAOB accounting rules and standards. (1) Converted to US$ at an FX rate of BRLUSD $5.4394 as of September 30, 2021. (2) Breakdown of net revenue by third-party SaaS, proprietary SaaS and AI & analytics services was based on Semantix’s management numbers and does not directly derive from its historical consolidated financial statements which are being revised and restated in accordance with IFRS and PCAOB standards. (3) Please refer to “Use of Non-IFRS Financial Measures and Industry Metrics” in the slide titled “Disclaimer” for important information you should consider regarding these performance metrics. We calculated Adjusted EBITDA for 2019 and 2020 as loss for the period (-R$7.8M and -R$11.5, respectively) minus net financial result (R$0.5M and -R$1.6M, respectively), minus depreciation and amortization expenses (-R$1.1M and -R$1.8M, respectively) minus income tax expenses (-R$0.4M and -R$1.4M, respectively). The 2019 and 2020 figures are preliminary and subject to change based on the completion of Semantix’s financial closing procedures and further adjustments may be necessary to fully conform with IFRS and PCAOB accounting rules and standards. Additionally, forward-looking EBITDA is presented on a non- IFRS basis without reconciliations due to the inherent diﬃculty in forecasting and quantifying certain amounts that are necessary for such reconciliations. (4) Pro-forma figures for 2020, including full 2020 year of LinkAPI, Semantix’s data integration platform acquired in December 2020. Accordingly, 2020 gross margin included in this Presentation is different from gross margin based on the information included in Semantix’s historical consolidated financial statements which are being revised and restated in accordance with IFRS and PCAOB standards. The 2020 pro-forma figures have not been calculated 38 in accordance with Regulation S-X and were based on unaudited financial information of LinkAPI. (5) Please refer to “Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information” in the slide titled “Disclaimer” for important information you should consider regarding these estimated financial results. (6) We calculated Adjusted EBITDA for 2021 as EBITDA adjusted to exclude expenses that we believe are non-recurring and not representative of our ordinary course of business (-R$11.5M) consisting of a write-off of third-party licenses that we purchased with the expectation of resale but, due to their expiration, could no longer be sold and had to be written off.

Closing Remarks

Closing remarks Building a data leader: a category-defining SaaS company Large and growing TAM: High customer retention: Scalable and recognized: 1 USD 89B in 2024 NRR > 153% LatAm market leadership Proprietary technology built from scratch: Unmatched business model: LinkAPI & Structural competitive advantages: End-to-end service Vertical AppStores Own integrated platform Notes: Semantix’s historical financial statements were not prepared in accordance with IFRS or audited under the standards of the Public Company Accounting Oversight Board (PCAOB) and, only in the context of the proposed Business Combination, are being revised and restated in accordance with IFRS and PCAOB standards, which process is not yet complete. Accordingly, Semantix’s historical financial results and financial forecast information included in this presentation are 40 preliminary and subject to change based on the completion of its financial closing procedures and further adjustments may be necessary to fully conform with IFRS and PCAOB accounting rules and standards. (1) Calculated as revenue in Jun-21 of clients that were in the base in Jun-20 divided by the revenue with those clients in Jun-20.